Filed with the Securities and Exchange Commission on March 5, 2015

Securities Act of 1933 File No. 002-80859

Investment Company Act of 1940 File No. 811-03651

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 114

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 114

(Check appropriate box or boxes.)

TOUCHSTONE STRATEGIC TRUST

(Exact name of Registrant as Specified in Charter)

303 Broadway, Suite 1100, Cincinnati, Ohio 45202

(Address of Principal Executive Offices) Zip Code

Registrant’s Telephone Number, including Area Code (513) 878-4066

Jill T. McGruder, 303 Broadway, Cincinnati, OH 45202

(Name and Address of Agent for Service)

Deborah Bielicke Eades, Esq.

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

(312) 609-7661

Renee M. Hardt, Esq.

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

(312) 609-7616

It is proposed that this filing will become effective

(check appropriate box)

☐immediately upon filing pursuant to paragraph (b)

☐ on (date) pursuant to paragraph (b)

☒ 60 days after filing pursuant to paragraph (a)(1)

☐ on (date) pursuant to paragraph (a)(1)

☐ 75 days after filing pursuant to paragraph (a)(2)

☐ on (date) pursuant to paragraph (a)(2) of rule 485. If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

May 4, 2015

Prospectus

Touchstone Strategic Trust

	Class A	Class B	Class C	Class Y	Institutional Class
Touchstone Sustainability and Impact Equity Fund	TEQAX	TEQBX	TEQCX	TIQIX	[•]

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

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TOUCHSTONE SUSTAINABILITY AND IMPACT EQUITY FUND SUMMARY

The Fund’s Investment Goal

The Touchstone Sustainability and Impact Equity Fund (the “Fund”) (formerly the Touchstone Large Cap Growth Fund) seeks to provide investors with long-term growth of capital.

The Fund’s Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts for Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 or more in the Touchstone Funds. More information about these and other discounts is available from your financial professional and in the section entitled “Choosing a Class of Shares” in the Fund’s prospectus on page 12 and in the Fund’s Statement of Additional Information (“SAI”) on page 44.

Shareholder Fees (fees paid directly from your investment)

	Class A	Class B	Class C	Class Y	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or the amount redeemed, whichever is less)	None	5.00%	1.00%	None	None
Wire Redemption Fee	Up to $15	Up to $15	Up to $15	Up to $15	Up to $15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.71%	0.71%	0.71%	0.71%	0.71%
Distribution and Service (12b-1) Fees	0.25%	0.34%	1.00%	None	None
Other Expenses(1)	0.31%	0.72%	0.31%	0.32%	0.25%(2)
Total Annual Fund Operating Expenses(1),(3)	1.27%	1.77%	2.02%	1.03%	0.96%
Fee Waivers or Expense Reimbursement(4)	(0.03)%	0.00%	(0.03)%	(0.04)%	(0.07)%
Total Annual Fund Operating Expenses After Fee Waiver or Expense Reimbursement	1.24%(5)	1.77%(5)	1.99%(5)	0.99%	0.89%

(1)    Other Expenses have been restated to reflect contractual changes to the Fund’s Administration Agreement effective January 1, 2015.

(2)    Other Expenses are estimated.  The Fund began offering Institutional Class shares on May 4, 2015.

(3)    The Total Annual Fund Operating Expenses have been restated to reflect contractual changes in the Fund’s Administration Agreement and will differ from the ratio of expenses to average net assets that are included in the Fund’s Annual Report dated March 31, 2014.

(4)    Touchstone Advisors, Inc. and the Trust have entered into an expense limitation agreement whereby Touchstone Advisors will waive a portion of its fees or reimburse certain Fund expenses (excluding dividend and interest expenses relating to short sales; interest; taxes; brokerage commissions; other expenditures which are capitalized in accordance with generally accepted accounting principles; the cost of “Acquired Fund Fees and Expenses,” if any; and other extraordinary expenses not incurred in the ordinary course of business) in order to limit annual Fund operating expenses to 1.24%, 1.99%, 1.99%, 0.99% and 0.89% of average daily net assets for Classes A, B, C, Y and Institutional Class shares, respectively. This expense limitation is effective through July 29, 2016, but the Board of Trustees of the Trust (the “Board”) can terminate the agreement if it deems the termination to be beneficial to the Fund. The terms of Touchstone Advisors’ contractual expense limitation agreement provide that Touchstone Advisors is entitled to recoup, subject to approval by the Board, such amounts waived or reimbursed for a period of up to three years from the year in which Touchstone Advisors reduced its compensation or assumed expenses for the Fund. No recoupment will occur unless the Fund’s expenses are below the expense limitation amount in effect at the time of the waiver or reimbursement. See the discussion entitled “Expense Limitation Agreement” under the section entitled “The Advisor” in the Fund’s SAI for more information.

(5)    The Fund restated expenses after fee waiver to reflect a change in its contractual fee waiver that occurred after the Fund’s Annual Report for the fiscal year ended March 31, 2014.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then, except as indicated, redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the

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Fund’s operating expenses remain the same (reflecting any contractual expense limits). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Assuming Redemption at End of Period				Institutional	Assuming No Redemption
	Class A	Class B	Class C	Class Y	Class	Class B	Class C
1 Year	$694	$680	$302	$101	$91	$180	$202
3 Years	$952	$857	$631	$324	$299	$557	$631
5 Years	$1,229	$1,059	$1,085	$565	$524	$959	$1,085
10 Years	$2,018	$1,952	$2,346	$1,256	$1,172	$1,952	$2,346

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. During the fiscal year ended March 31, 2014, the Fund’s portfolio turnover rate was 92% of the average value of its portfolio.

The Fund’s Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its assets in equity securities of U.S. and non-U.S. companies.  This is a non-fundamental investment policy that can be changed by the Fund upon 60 days’ prior notice to shareholders.  Equity securities include common stocks, preferred stocks, convertible securities, depository receipts such as American Depository Receipts, Global Depository Receipts and European Depository Receipts, and interests in other investment companies, including exchange-traded funds that invest in equity securities.  The Fund invests in securities of any size, but generally focuses on larger, more established companies.  The Fund invests primarily in securities of companies domiciled in developed markets, but may invest up to 30% of its net assets in securities of companies domiciled in emerging and frontier markets.  Emerging and frontier markets are defined as those countries not included in the MSCI World Index, a developed market index.

The Fund’s sub-advisor, Rockefeller & Co., Inc. (“Rockefeller”), selects investments for the Fund based on an evaluation of a company’s financial condition and its sustainability practices.  Rockefeller applies bottom-up security analysis that includes fundamental, sector-based research in seeking to identify businesses that have high or improving returns on capital, barriers to competition, and compelling valuations.  Rockefeller’s sustainability evaluation considers the company’s environmental, social and governance practices.  Rockefeller analyzes the potential environmental, social and governance impacts and risks of a company, considers how well the company manages these impacts and risks, and ascertains the company’s willingness and ability to take a leadership position in implementing best practices.  Through this evaluation and ongoing engagement, Rockefeller seeks to support and encourage the company’s progress toward sustainability.

Rockefeller does not intend to engage in frequent and active trading as part of its principal investment strategy.

The Fund’s Principal Risks

The Fund’s share price will fluctuate. You could lose money on your investment in the Fund, and the Fund could also return less than other investments. The Fund is subject to the principal risks summarized below:

Convertible Securities Risk: Convertible securities are subject to the risks of both debt securities and equity securities. The values of convertible securities tend to decline as interest rates rise and, due to the conversion feature, tend to vary with fluctuations in the market value of the underlying security.

Equity Securities Risk: The Fund is subject to the risk that stock prices will fall (or rise with respect to short positions) over short or extended periods of time. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by these companies may decline in response to such developments, which could result in a decline in the value of the Fund’s shares. Conversely, the risk of price increases with respect to securities sold short will also cause a decline in the value of the Fund’s shares.

•                  Large-Cap Risk: The Fund is subject to the risk that stocks of larger companies may underperform relative to those of small and mid-sized companies. Large-cap companies may be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.

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•                  Mid-Cap Risk: The Fund is subject to the risk that medium capitalization stocks may underperform other types of stocks or the equity markets as a whole. Stocks of mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. Mid-sized companies may have limited product lines, or financial resources, and may be dependent upon a particular niche of the market.

•                  Preferred Stock Risk: Preferred stock represents an equity or ownership interest in an issuer that pays dividends at a specified rate and that has precedence over common stock in the payment of dividends. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds take precedence over the claims of those who own preferred and common stock. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline. Preferred stock may have mandatory sinking fund provisions, as well as provisions allowing the stock to be called or redeemed prior to its maturity, which can have a negative impact on the stock’s price when interest rates decline.

•                  Small-Cap Risk: The Fund is subject to the risk that small capitalization stocks may underperform other types of stocks or the equity markets as a whole. Stocks of smaller companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. Small companies may have limited product lines or financial resources, or may be dependent upon a small or inexperienced management group. In addition, small-cap stocks typically are traded in lower volume, and their issuers typically are subject to greater degrees of changes in their earnings and prospects.

Foreign Securities Risk: Investing in foreign securities poses additional risks since political and economic events unique in a country or region will affect those markets and their issuers, while such events may not necessarily affect the U.S. economy or issuers located in the United States. In addition, investments in foreign securities are generally denominated in foreign currency. As a result, changes in the value of those currencies compared to the U.S. dollar may affect (positively or negatively) the value of the Fund’s investments. There are also risks associated with foreign accounting standards, government regulation, market information, and clearance and settlement procedures. Foreign markets may be less liquid and more volatile than U.S. markets and offer less protection to investors. Investments in securities of foreign issuers may be subject to foreign withholding and other taxes.

•                  Depositary Receipts Risk: Foreign receipts, which include American Depositary Receipts (“ADRs”) and Global Depositary Receipts, are securities that evidence ownership interests in a security or a pool of securities issued by a foreign issuer. The risks of depositary receipts include many risks associated with investing directly in foreign securities, such as individual country risk and liquidity risk. Unsponsored ADRs, which are issued by a depositary bank without the participation or consent of the issuer, involve additional risks because U.S. reporting requirements do not apply and the issuing bank will recover shareholder distribution costs from movement of share prices and payment of dividends.

•                  Emerging Markets Risk: Emerging market countries may be more likely to experience political turmoil or rapid changes in market or economic conditions than more developed countries. In addition, the financial stability of issuers (including governments) in emerging market countries may be more precarious than in more developed countries. As a result, there will tend to be an increased risk of price volatility associated with the Fund’s investments in emerging market countries, which may be magnified by currency fluctuations relative to the U.S. dollar.

•                  Frontier Markets Risk: Frontier markets have similar risks to emerging markets, except that these risks are often magnified in a frontier market due to its smaller economy. As a result, frontier markets may experience greater changes in market or economic conditions, financial stability, price volatility, currency fluctuations, and other risks inherent in foreign securities.

Management Risk: In managing the Fund’s portfolio, Touchstone Advisors, Inc. (the “Advisor”) engages one or more sub-advisors to make investment decisions for a portion of or the entire portfolio. There is a risk that the Advisor may be unable to identify and retain sub-advisors who achieve superior investment returns relative to other similar sub-advisors. The value of your investment may decrease if the sub-advisor incorrectly judges the attractiveness, value, or market trends affecting a particular security, issuer, industry, or sector.

Sustainability and Impact Investing Risk: The Fund’s environmental, social and corporate governance criteria may cause the Fund to forgo opportunities to buy certain securities, and/or forgo opportunities to gain exposure to certain industries, sectors, regions and countries.  In addition, the Fund may be required to sell a security when it might otherwise be disadvantageous for it to do so.

As with any mutual fund, there is no guarantee that the Fund will achieve its investment goal. You can find more information about the Fund’s investments and risks under the “Investment Strategies and Risks” section of the Fund’s prospectus.

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The Fund’s Performance

The bar chart and performance table below illustrate some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from calendar year to calendar year and by showing how the Fund’s average annual total returns for 1 year, 5 years, and 10 years compare with the MSCI All Country World Index (ACWI). The bar chart does not reflect any sales charges, which would reduce your return. For information on the prior history of the Fund, please see the section entitled “The Trust” in the Fund’s Statement of Additional Information. Past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated performance is available at no cost by visiting TouchstoneInvestments.com or by calling 1.800.543.0407.

On May 4, 2015, the Fund changed its name, principal investment strategies and sub-advisor.  Consequently, prior period performance may have been different if the Fund had not been managed by the prior sub-advisor using that sub-advisor’s large cap growth strategy.

Touchstone Sustainability and Impact Equity Fund — Class A Shares Total Return as of December 31

Best Quarter: 3rd Quarter 2009 14.98%        Worst Quarter: 4th Quarter 2008 (23.90%)

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your after-tax returns may differ from those shown and depend on your tax situation. The after-tax returns do not apply to shares held in an IRA, 401(k), or other tax-deferred account. After-tax returns are only shown for Class A shares and after-tax returns for other classes will vary.

The inception dates of Class A shares, Class B shares, Class C shares, Class Y shares and Institutional Class shares were December 19, 1997, October 4, 2003, October 4, 2003, November 10, 2004 and May 4, 2015, respectively. Class Y and Institutional Class shares performance was calculated using the historical performance of the Class A shares for the periods prior to November 10, 2004 and May 4, 2015, respectively. Annual returns would differ only to the extent that classes have different expenses.

Average Annual Total Returns

For the period ended December 31, 2014

	1 Year	5 Years	10 Years
Touchstone Sustainability and Impact Equity Fund — Class A
Return Before Taxes	4.27%	12.45%	6.44%
Return After Taxes on Distributions	0.06%	11.03%	5.76%
Return After Taxes on Distributions and Sale of Fund Shares	5.83%	9.89%	5.17%
Touchstone Sustainability and Impact Equity Fund — Class B
Return Before Taxes	5.34%	13.10%	6.61%
Touchstone Sustainability and Impact Equity Fund — Class C
Return Before Taxes	8.86%	12.92%	6.35%
Touchstone Sustainability and Impact Equity Fund — Class Y
Return Before Taxes	10.93%	14.08%	7.33%
Touchstone Sustainability and Impact Equity Fund — Institutional Class(1)
Return Before Taxes	N/A	N/A	N/A
Russell 1000 Growth Index(2) (reflects no deductions for fees, expenses or taxes)	13.05%	15.81%	8.49%
MSCI ACWI(3) (reflects no deductions for fees or expenses)	4.16%	9.17%	6.09%

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(1) Institutional Class shares will commence operations on May 4, 2015.

(2) The Fund changed its benchmark from the Russell 1000 Growth Index to the MSCI ACWI on May 4, 2015, in conjunction with the Fund’s name change and change in principal investment strategies.

(3) The MSCI ACWI returns disclosed are net of withholding taxes.

The Fund’s Management

Investment Advisor

Touchstone Advisors, Inc.

Sub-Advisor	Portfolio Managers	Investment Experience with the Fund	Primary Title with Sub-Advisor
Rockefeller & Co., Inc.	David P. Harris	Managing Fund since 2015	Managing Director, Chief Investment Officer
	Jimmy C. Chang	Managing Fund since 2015	Managing Director, Chief Equity Strategist, Senior Portfolio Manager
	Farha-Joyce Haboucha	Managing Fund since 2015	Managing Director, Director of Sustainability and Impact, Senior Portfolio Manager

	Classes A, B, C, and Y
Buying and Selling Fund Shares Minimum Investment Requirements	Initial Investment	Additional Investment
Regular Account	$2,500	$50
Retirement Account or Custodial Account under the Uniform Gifts/Transfers to Minors Act	$1,000	$50
Investments through the Automatic Investment Plan	$100	$50

	Institutional Class
	Initial Investment	Additional Investment
Regular Account	$500,000	$50

You may buy and sell shares in the Fund on a day when the New York Stock Exchange is open for trading. Classes A and C shares may be purchased and sold directly from Touchstone Securities, Inc. (“Touchstone Securities”) or through your financial intermediary. Class B shares are no longer offered for sale. Class Y shares are available only through financial intermediaries who have appropriate selling agreements in place with Touchstone Securities. Institutional Class shares are available through Touchstone Securities or your financial intermediary. Shares may be purchased or sold by writing to Touchstone Securities at P.O. Box 9878, Providence, RI 02940, calling 1.800.543.0407, or visiting the Touchstone Funds’ website: TouchstoneInvestments.com. You may only sell shares over the telephone or via the Internet if the value of the shares sold is less than or equal to $100,000. Shares held in IRA accounts and qualified retirement plans cannot be sold by telephone or via the Internet. If your shares are held by a processing organization or financial intermediary you will need to follow its purchase and redemption procedures.

TAX INFORMATION

The Fund intends to make distributions that may be taxed as ordinary income or capital gains except when shares are held through a tax-deferred account, such as a 401(k) plan or an individual retirement account. Withdrawals from a tax-deferred account, however, may be taxable.

FINANCIAL INTERMEDIARY COMPENSATION

If you purchase shares in the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest

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by influencing the broker-dealer or other financial intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

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PROSPECTUS

This prospectus applies to the Touchstone Sustainability and Impact Equity Fund (the “Sustainability and Impact Equity Fund” or the “Fund”).

PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Can the Fund Depart from its Principal Investment Strategies?

In addition to the investments and strategies described in this prospectus, the Fund also may invest in other securities, use other strategies, and engage in other investment practices. These permitted investments and strategies are described in detail in the Fund’s Statement of Additional Information (“SAI”).

The Fund’s investment goal is non-fundamental, and may be changed by the Trust’s Board of Trustees (the “Board”) without shareholder approval. Shareholders will be notified at least 60 days before any change takes effect.

The investments and strategies described throughout this prospectus are those that the Fund uses under normal conditions. For temporary defensive purposes (e.g., attempting to respond to adverse market, economic, political, or other conditions), the Fund may invest up to 100% of its assets in cash, repurchase agreements, and short-term obligations (i.e., fixed and variable rate securities and high quality debt securities of corporate and government issuers) that would not ordinarily be consistent with the Fund’s goals. This defensive investing may increase the Fund’s taxable income, and when the Fund is invested defensively, it may not achieve its investment goal. The Fund will do so only if the Fund’s sub-advisor believes that the risk of loss in using the Fund’s normal strategies and investments outweighs the opportunity for gains. Of course, there can be no guarantee that the Fund will achieve its investment goal.

80% Investment Policy. The Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its “assets” in certain types of investments suggested by its name (the “80% Policy”). For purposes of this 80% Policy, the term “assets” means net assets plus the amount of borrowings for investment purposes. The Fund must comply with its 80% Policy at the time the Fund invests its assets. Accordingly, when the Fund no longer meets the 80% requirement as a result of circumstances beyond its control, such as changes in the value of portfolio holdings, it would not have to sell its holdings but would have to make any new investments in such a way as to comply with the 80% Policy.

Other Investment Companies. The Fund may invest in securities issued by other investment companies to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), the rules thereunder and applicable Securities and Exchange Commission (“SEC”) staff interpretations thereof, or applicable exemptive relief granted by the SEC.

Lending of Portfolio Securities. The Fund may lend its portfolio securities to brokers, dealers, and financial institutions under guidelines adopted by the Board, including a requirement that the Fund must receive collateral equal to no less than 100% of the market value of the securities loaned. The risk in lending portfolio securities, as with other extensions of credit, consists of possible loss of rights in the collateral should the borrower fail financially. In determining whether to lend securities, the Advisor will consider all relevant facts and circumstances, including the creditworthiness of the borrower. More information on securities lending is available in the SAI.

What are the Principal Risks of Investing in the Fund?

The risks that may apply to your investment in the Fund are listed below, including a description of each risk. Further information about investment risks is available in the Fund’s SAI.

Convertible Securities Risk: Convertible securities are subject to the risks of both debt securities and equity securities. The values of convertible securities tend to decline as interest rates rise and, due to the conversion feature, tend to vary with fluctuations in the market value of the underlying security.

Equity Securities Risk: The Fund is subject to the risk that stock prices will fall over short or extended periods of time.  Historically, the equity markets have moved in cycles.  The value of the Fund’s equity securities may fluctuate from day to day.  Individual companies may report poor results or be negatively affected by industry or economic trends and developments.  The prices of securities issued by these companies may decline in response to such developments, which could result in a decline in the value of the Fund’s shares.  Conversely, the risk of price increases with respect to securities sold short will also cause a decline in the value of the Fund’s shares.  These factors contribute to price volatility, which is the principal risk of investing in the Fund.  In addition, common stocks represent a share of ownership in a company, and rank after bonds and preferred stock in their claim on the company’s assets in the event of liquidation.

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•                  Large-Cap Risk: The Fund is subject to the risk that stocks of larger companies may underperform relative to those of small and mid-sized companies. Large-cap companies may be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.

•                  Mid-Cap Risk: The Fund is subject to the risk that medium capitalization stocks may underperform other types of stocks or the equity markets as a whole. Stocks of mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. Mid-sized companies may have limited product lines, or financial resources, and may be dependent upon a particular niche of the market.

•                  Preferred Stock Risk: Preferred stock represents an equity or ownership interest in an issuer that pays dividends at a specified rate and that has precedence over common stock in the payment of dividends. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds take precedence over the claims of those who own preferred and common stock. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline. Preferred stock may have mandatory sinking fund provisions, as well as provisions allowing the stock to be called or redeemed prior to its maturity, which can have a negative impact on the stock’s price when interest rates decline.

•                  Small-Cap Risk: The Fund is subject to the risk that small capitalization stocks may underperform other types of stocks or the equity markets as a whole. Stocks of smaller companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. Small companies may have limited product lines or financial resources, or may be dependent upon a small or inexperienced management group. In addition, small-cap stocks typically are traded in lower volume, and their issuers typically are subject to greater degrees of changes in their earnings and prospects.

Foreign Securities Risk: Investing in foreign securities poses additional risks since political and economic events unique in a country or region will affect those markets and their issuers.  These events will not necessarily affect the U.S. economy or similar issuers located in the United States.  In addition, investments in foreign securities are generally denominated in foreign currency.  As a result, changes in the value of those currencies compared to the U.S. dollar may affect (positively or negatively) the value of the Fund’s investments.  These currency movements may happen separately from, or in response to, events that do not otherwise affect the value of the security in the issuer’s home country.  There is a risk that foreign securities may not be subject to accounting standards or governmental supervision comparable to U.S. companies and that less public information about their operations may exist.  There is risk associated with the clearance and settlement procedures in non-U.S. markets, which may be unable to keep pace with the volume of securities transactions and may cause delays.  Foreign markets may be less liquid and more volatile than U.S. markets and offer less protection to investors.  Over-the-counter securities may also be less liquid than exchange-traded securities. Investments in securities of foreign issuers may be subject to foreign withholding and other taxes.

•                  Depositary Receipts Risk: Foreign receipts, which include ADRs and Global Depositary Receipts, are securities that evidence ownership interests in a security or a pool of securities issued by a foreign issuer. The risks of depositary receipts include many risks associated with investing directly in foreign securities, such as individual country risk and liquidity risk. Unsponsored ADRs, which are issued by a depositary bank without the participation or consent of the issuer, involve additional risks because U.S. reporting requirements do not apply and the issuing bank will recover shareholder distribution costs from movement of share prices and payment of dividends.

•                  Emerging Markets Risk: Emerging market countries may be more likely to experience political turmoil or rapid changes in market or economic conditions than more developed countries. In addition, the financial stability of issuers (including governments) in emerging market countries may be more precarious than in more developed countries. As a result, there will tend to be an increased risk of price volatility associated with the Fund’s investments in emerging market countries, which may be magnified by currency fluctuations relative to the U.S. dollar.

•                  Frontier Markets Risk: Frontier markets have similar risks to emerging markets, except that these risks are often magnified in a frontier market due to its smaller economy. As a result, frontier markets may experience greater changes in market or economic conditions, financial stability, price volatility, currency fluctuations, and other risks inherent in foreign securities.

Management Risk: In managing the Fund’s portfolio, Touchstone Advisors, Inc. (the “Advisor”) engages one or more sub-advisors to make investment decisions for a portion of or the entire portfolio. There is a risk that the Advisor may be unable to identify and retain sub-advisors who achieve superior investment returns relative to other similar sub-advisors. The value of your investment may decrease if the sub-advisor incorrectly judges the attractiveness, value, or market trends affecting a particular security, issuer, industry, or sector.

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Sustainability and Impact Investing Risk: The Fund’s environmental, social and corporate governance criteria may cause the Fund to forgo opportunities to buy certain securities, and/or forgo opportunities to gain exposure to certain industries, sectors, regions and countries.  In addition, the Fund may be required to sell a security when it might otherwise be disadvantageous for it to do so.

Where Can I Find Information about the Fund’s Portfolio Holdings Disclosure Policies?

A description of the Fund’s policies and procedures for disclosing portfolio securities to any person is available in the SAI and can also be found on the Fund’s website at TouchstoneInvestments.com.

THE FUND’S MANAGEMENT

Investment Advisor
Touchstone Advisors, Inc.
303 Broadway, Suite 1100, Cincinnati, OH 45202-4203

Touchstone Advisors has been a registered investment advisor since 1994. As of December 31, 2014, Touchstone Advisors had approximately $21.0 billion in assets under management. As the Fund’s advisor, Touchstone Advisors reviews, supervises and administers the Fund’s investment programs and also ensures compliance with the Fund’s investment policies and guidelines.

Touchstone Advisors is responsible for selecting the Fund’s sub-advisor(s), subject to approval by the Board. Touchstone Advisors selects a sub-advisor that has shown good investment performance in its areas of expertise. Touchstone Advisors considers various factors in evaluating a sub-advisor, including:

•                  Level of knowledge and skill

•                  Performance as compared to its peers or benchmark

•                  Consistency of performance over 5 years or more

•                  Level of compliance with investment rules and strategies

•                  Employees facilities and financial strength

•                  Quality of service

Touchstone Advisors will also continually monitor each sub-advisor’s performance through various analyses and through in-person, telephone, and written consultations with a sub-advisor. Touchstone Advisors discusses its expectations for performance with each sub-advisor and provides evaluations and recommendations to the Board of Trustees, including whether or not a sub-advisor’s contract should be renewed, modified, or terminated.

The SEC has granted an exemptive order that permits the Trust or Touchstone Advisors, under certain conditions, to select or change unaffiliated sub-advisors, enter into new sub-advisory agreements, or amend existing sub-advisory agreements without first obtaining shareholder approval. The Fund must still obtain shareholder approval of any sub-advisory agreement with a sub-advisor affiliated with the Trust or Touchstone Advisors other than by reason of serving as a sub-advisor to one or more Funds. Shareholders of the Fund will be notified of any material changes in its sub-advisory arrangements.

Two or more sub-advisors may manage the Fund, with each managing a portion of the Fund’s assets. If the Fund has more than one sub-advisor, Touchstone Advisors allocates how much of the Fund’s assets are managed by each sub-advisor. Touchstone Advisors may change these allocations from time to time, often based upon the results of its evaluations of the sub-advisors.

Touchstone Advisors is also responsible for running all of the operations of the Fund, except those that are subcontracted to a sub-advisor, custodian, transfer agent, sub-administrative agent, or other parties. For its services, Touchstone Advisors is entitled to receive an investment advisory fee from the Fund at an annualized rate, based on the average daily net assets of the Fund. The Fund paid Touchstone Advisors a fee at an annual rate of 0.71% for the fiscal year ended March 31, 2014. Touchstone Advisors pays sub-advisory fees to each sub-advisor from its advisory fee.

Advisory and Sub-Advisory Agreement Approval.  A discussion of the basis for the Board of Trustees’ approval of the Fund’s advisory agreement and sub-advisory agreement will be found in the Trust’s annual report for the fiscal year ended March 31, 2015.

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Sub-Advisor and Portfolio Managers

Listed below are the sub-advisor and its respective portfolio managers that have responsibility for the day-to-day management of the Fund, including a brief biographical description of the portfolio managers. The SAI provides additional information about the portfolio managers’ investments in the Fund, a description of their compensation structure, and information regarding other accounts that they manage.

Rockefeller & Co., Inc. (“Rockefeller”) is the sub-advisor to the Sustainability and Impact Equity Fund and is located at 10 Rockefeller Plaza, Third Floor, New York, New York 10020.  Rockefeller serves as the sub-advisor to the Fund, effective May 4, 2015. As sub-advisor, Rockefeller makes investment decisions for the Fund and also ensures compliance with the Fund’s investment policies and guidelines.  Headquartered in New York City, Rockefeller is a global asset management and investment advisory firm that was founded in 1882 by John D. Rockefeller to manage the Rockefeller Family’s personal and philanthropic interests.  Rockefeller was incorporated in 1979 and registered with the U.S. Securities and Exchange Commission in 1980 as an investment adviser.  Today, Rockefeller provides investment management services and wealth advice to institutions, foundations and endowments, non-profits, individuals, trusts and families.  The Fund’s investment strategy reflects Rockefeller’s Global Sustainability & Impact Equity Strategy, which is managed by three portfolio managers and supported by a team of financial analysts and dedicated sustainability and impact analysts.  Rockefeller had approximately $9.6 billion in net assets under management as of December 31, 2014.

The following individuals are jointly and primarily responsible for the management of the Fund’s portfolio.

David P. Harris, CFA, Chief Investment Officer and Managing Director, joined Rockefeller in 1999 and began managing the Fund in 2015.  Prior to joining Rockefeller, Mr. Harris spent over three years with Stein Roe & Farnham, as Portfolio Manager of the Stein Roe International Fund and Stein Roe Emerging Markets Fund.  He is a Chartered Financial Analyst charter holder and received an MBA with Distinction in Finance from Cornell University and a BA in Economics from the University of Michigan.

Jimmy C. Chang, CFA, Chief Equity Strategist, Managing Director and Senior Portfolio Manager, joined Rockefeller in 2004 and began managing the Fund in 2015.  Prior to joining Rockefeller, Mr. Chang served as a Senior Vice President, Chief Technology Strategist and Senior Technology Analyst at the U.S. Trust Company of New York, where he led technology equity research and co-managed a technology fund.  He is a Chartered Financial Analyst charter holder and received an MBA in Finance/International Business from New York University and a BS (summa cum laude) in Electrical Engineering from The Cooper Union.

Farha-Joyce Haboucha, CFA, Director of Sustainability and Impact, Managing Director and Senior Portfolio Manager, joined Rockefeller in 1997 and began managing the Fund in 2015.   Prior to joining Rockefeller, Ms. Haboucha worked for ten years as a Senior Portfolio Manager and Co-Director of Socially Responsive Investment Services at Neuberger Berman.  She is a Chartered Financial Analyst charter holder and received a BA in Comparative Literature from Columbia University.

CHOOSING A CLASS OF SHARES

Share Class Offerings. Each class of shares has different sales charges and distribution fees. The amount of sales charges and distribution fees you pay will depend on which class of shares you decide to purchase.

Class A Shares

The offering price of Class A shares of the Fund is equal to its net asset value (“NAV”) plus a front-end sales charge that you pay when you buy your shares. The front-end sales charge is generally deducted from the amount of your investment. Class A shares are subject to a Rule 12b-1 distribution fee.

Class A Sales Charge. The following table shows the amount of front-end sales charge you will pay on purchases of Class A shares for the Fund. The amount of front-end sales charge is shown as a percentage of (1) offering price and (2) the net amount invested after the charge has been subtracted. Note that the front-end sales charge gets lower as your investment amount gets larger.

Amount of Your Investment	Sales Charge as % of Offering Price	Sales Charge as % of Net Amount Invested	Dealer Reallowance as % of Offering Price
Under $50,000	5.75%	6.10%	5.00%
$50,000 but less than $100,000	4.50%	4.71%	3.75%
$100,000 but less than $250,000	3.50%	3.63%	2.75%
$250,000 but less than $500,000	2.95%	3.04%	2.25%
$500,000 but less than $1 million	2.25%	2.30%	1.75%
$1 million or more	0.00%	0.00%	None

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Waiver of Class A Sales Charge. There is no front-end sales charge if you invest $1 million or more in Class A shares of the Fund. If you redeem shares that were part of the $1 million breakpoint purchase within one year, you may pay a contingent deferred sales charge (“CDSC”) of up to 1% on the shares redeemed, if a commission was paid by Touchstone Securities to a participating unaffiliated broker dealer. There is no front-end sales charge on exchanges between Touchstone Funds with the same load schedule or from a higher load schedule to a lower load schedule. In addition, there is no front-end sales charge on the following purchases:

•         Purchases by registered representatives or other employees (and their immediate family members*) of financial intermediaries having selling agreements with Touchstone Securities.

•         Purchases in accounts as to which a broker-dealer or other financial intermediary charges an asset management fee economically comparable to a sales charge, provided the broker-dealer or other financial intermediary has a selling agreement with Touchstone Securities.

•         Purchases by a trust department of any financial intermediary serving in a fiduciary capacity as trustee to any trust over which it has discretionary trading authority.

•         Purchases through a financial intermediary that has agreements with Touchstone Securities, or whose programs are available through financial intermediaries that have agreements with Touchstone Securities relating to mutual fund supermarket programs, fee-based wrap, or asset allocation programs.

•         Purchases by an employee benefit plan having more than 25 eligible employees or a minimum of $250,000 in plan assets. This waiver applies to any investing employee benefit plan meeting the minimum eligibility requirements and whose transactions are executed through a financial intermediary that has entered into an agreement with Touchstone Securities to use the Touchstone Funds in connection with the plan’s accounts. The term “employee benefit plan” applies to qualified pension, profit-sharing, or other employee benefit plans.

•         Purchases by an employee benefit plan that is provided administrative services by a third party administrator that has entered into a special service arrangement with Touchstone Securities.

•         Reinvestment of redemption proceeds from Class A shares of any Touchstone Fund if the reinvestment occurs within 90 days of redemption.

*     Immediate family members are defined as the spouse, parents, siblings, domestic partner, natural or adopted children, mother-in-law, father-in-law, brother-in-law, and sister-in-law of a registered representative or employee. The term “employee” is deemed to include current and retired employees.

In addition, Class A shares may be purchased with no front-end sales charge through certain mutual fund programs sponsored by qualified intermediaries, such as broker-dealers and investment advisors. In each case, the intermediary has entered into an agreement with Touchstone Securities to include the Touchstone Funds in their program without the imposition of a sales charge. The intermediary provides investors participating in the program with additional services, including advisory, asset allocation, recordkeeping, or other services. You should ask your financial intermediary if it offers and you are eligible to participate in such a mutual fund program and whether participation in the program is consistent with your investment goals. The intermediaries sponsoring or participating in these mutual fund programs also may offer their clients other classes of shares of the funds and investors may receive different levels of services or pay different fees depending upon the class of shares included in the program. Investors should consider carefully any separate transaction and other fees charged by these programs in connection with investing in each available share class before selecting a share class.

Sales charge waivers must be satisfied at the time of purchase. For direct purchases through Touchstone Securities you may apply for a waiver by marking the appropriate section on the investment application and completing the “Special Account Options” form. You can obtain the application and form by calling Touchstone at 1.800.543.0407 or by visiting the Touchstone Funds’ website: TouchstoneInvestments.com. Purchases at NAV may be made for investment only, and the shares may not be resold except through redemption by or on behalf of the Fund. At the option of the Fund, the front-end sales charge may be included on future purchases.

Reduced Class A Sales Charge. You may also purchase Class A shares of the Fund at the reduced sales charges shown in the table above through the Rights of Accumulation Program or by signing a Letter of Intent. The following purchasers (“Qualified Purchasers”) may qualify for a reduced sales charge under the Rights of Accumulation Program or Letter of Intent:

•                  An individual, an individual’s spouse, or an individual’s children under the age of 21;

•                  A trustee or other fiduciary purchasing shares for a single fiduciary account although more than one beneficiary is involved.

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The following accounts (“Qualified Accounts”) held in Class A shares of any Touchstone Fund sold with a front-end sales charge may be grouped together to qualify for the reduced sales charge under the Rights of Accumulation Program or Letter of Intent:

•                  Individual accounts

•                  Joint tenant with rights of survivorship accounts

•                  Uniform gift to minor accounts (“UGTMA”)

•                  Trust accounts

•                  Estate accounts

•                  Guardian/Conservator accounts

•                  Individual Retirement Accounts (“IRAs”), including Traditional, Roth, Simplified Employee Pension Plans (“SEP”), and Savings Incentive Match Plan for Employees (“SIMPLE”)

•                  Coverdell Education Savings Accounts (“Education IRAs”)

Rights of Accumulation Program. Under the Rights of Accumulation Program, you may qualify for a reduced sales charge by aggregating all of your investments held in a Qualified Account. You or your dealer must notify Touchstone Securities at the time of purchase that a purchase qualifies for a reduced sales charge under the Rights of Accumulation Program and must provide either a list of account numbers or copies of account statements verifying your qualification. If your shares are held directly in a Touchstone Fund or through a dealer, you may combine the historical cost or current NAV (whichever is higher) of your existing Class A shares of any Touchstone Fund sold with a front-end sales charge with the amount of your current purchase in order to take advantage of the reduced sales charge. Historical cost is the price you actually paid for the shares you own, plus your reinvested dividends and capital gains. If you are using historical cost to qualify for a reduced sales charge, you should retain any records to substantiate your historical costs since the Fund, its transfer agent or your broker-dealer may not maintain this information.

If your shares are held through financial intermediaries you may combine the current NAV of your existing Class A shares of any Touchstone Fund sold with a front-end sales charge with the amount of your current purchase in order to take advantage of the reduced sales charge. You or your financial intermediary must notify Touchstone at the time of purchase that a purchase qualifies for a reduced sales charge under the Rights of Accumulation Program and must provide copies of account statements dated within three months of your current purchase verifying your qualification.

Upon receipt of the above referenced supporting documentation, Touchstone Securities will calculate the combined value of all of the Qualified Purchaser’s Qualified Accounts to determine if the current purchase is eligible for a reduced sales charge. Purchases made for nominee or street name accounts (securities held in the name of a dealer or another nominee such as a bank trust department instead of the customer) may not be aggregated with purchases for other accounts and may not be aggregated with other nominee or street name accounts unless otherwise qualified as described above.

Letter of Intent. If you plan to invest at least $50,000 (excluding any reinvestment of dividends and capital gains distributions) during the next 13 months in Class A shares of any Touchstone Fund sold with a front-end sales charge, you may qualify for a reduced sales charge by completing the Letter of Intent section of your account application. A Letter of Intent indicates your intent to purchase at least $50,000 in Class A shares of any Touchstone Fund sold with a front-end sales charge over the next 13 months in exchange for a reduced sales charge indicated on the above chart. The minimum initial investment under a Letter of Intent is $10,000. You are not obligated to purchase additional shares if you complete a Letter of Intent. If you do not buy enough shares to qualify for the projected level of sales charge by the end of the 13-month period (or when you sell your shares, if earlier), then your sales charge will be recalculated to reflect your actual purchase level. During the term of the Letter of Intent, shares representing 5% of your intended purchase will be held in escrow. If you do not purchase enough shares during the 13-month period to qualify for the projected reduced sales charge, the additional sales charge will be deducted from your escrow account. If you have purchased Class A shares of any Touchstone Fund sold with a front-end sales charge within 90 days prior to signing a Letter of Intent, they may be included as part of your intended purchase, however, previous purchase transactions will not be recalculated with the proposed new breakpoint. You must provide either a list of account numbers or copies of account statements verifying your purchases within the past 90 days.

Other Information. Information about sales charges and breakpoints is also available in a clear and prominent format on the Touchstone Funds’ website: TouchstoneInvestments.com. You can access this information by selecting “Sales Charges and Breakpoints” under the “Pricing and Performance” link. For more information about qualifying for a reduced or waived sales charge, contact your financial advisor or contact Touchstone at 1.800.543.0407.

Class B Shares

Class B shares of the Fund are no longer offered for sale. Class B shares are subject to a 12b-1 fee. A CDSC will be charged if you redeem Class B shares within 6 years after you purchased them. The amount of the CDSC will depend on how long you have held your shares, as set forth in the following table:

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Year Since Purchase Payment Made	CDSC as a % of Amount Subject to Charge
First	5.00%
Second	4.00%
Third	3.00%
Fourth	2.00%
Fifth	1.00%
Sixth	1.00%
Seventh and thereafter*	None

* Class B shares will automatically convert to Class A shares after they have been held for approximately 8 years.

Conversion to Class A Shares. Class B shares will convert automatically to Class A shares after 8 years from your initial purchase. The conversion will occur in the month following your 8-year anniversary. The conversion is based on the relative NAVs of the shares of the two classes on the conversion date and no sales charge will be imposed. Class B shares you have acquired through automatic reinvestment of dividends or capital gains will be converted in proportion to the total number of Class B shares you have purchased and own. Since the Rule 12b-1 distribution fees for Class A shares are lower than for Class B shares, converting to Class A shares will lower your expenses.

Class C Shares

Class C shares of the Fund are sold at NAV without an initial sales charge so that the full amount of your purchase payment may be immediately invested in the Fund. Class C shares are subject to a Rule 12b-1 fee. A CDSC of 1.00% will be charged on Class C shares redeemed within 1 year after you purchased them. In most cases, it is more advantageous to purchase Class A shares for amounts of $1 million or more. Therefore a request to purchase Class C shares for $1 million or more will be considered as a purchase request for Class A shares or declined.

Class Y Shares

Class Y shares of the Fund are sold at NAV without an initial sales charge so that the full amount of your purchase payment may be immediately invested in the Fund. Class Y shares are not subject to a Rule 12b-1 fee or CDSC.

Institutional Class Shares

Institutional Class shares of the Fund are sold at NAV, without an initial sales charge so that the full amount of your purchase payment may be immediately invested in the Fund. Institutional Class shares are not subject to a Rule 12b-1 fee or CDSC.

DISTRIBUTION AND SHAREHOLDER SERVICING ARRANGEMENTS

Rule 12b-1 Distribution Plans. The Fund has adopted a distribution plan under Rule 12b-1 of the 1940 Act with respect to its Class A shares and Class C shares. The plans allow the Fund to pay distribution and other fees for the sale and distribution of its shares and for services provided to shareholders. Under the Class A plan, the Fund pays an annual fee of up to 0.25% of average daily net assets that are attributable to Class A shares. Under the Class C plan, the Fund pays an annual fee of up to 1.00% of average daily net assets that are attributable to Class C shares (of which up to 0.75% is a distribution fee and up to 0.25% is a shareholder servicing fee). Because these fees are paid out of the Fund’s assets on an ongoing basis, they will increase the cost of your investment and over time may cost you more than paying other types of sales charges.

Additional Compensation to Financial Intermediaries. Touchstone Securities, the Trust’s principal underwriter, at its own expense (from a designated percentage of its income) currently provides additional compensation to certain dealers. Touchstone Securities pursues a focused distribution strategy with a limited number of dealers who have sold shares of the Fund or other Touchstone Funds. Touchstone Securities reviews and makes changes to the focused distribution strategy on a periodic basis. These payments are generally based on a pro rata share of a dealer’s sales. Touchstone Securities may also provide compensation in connection with conferences, sales, or training programs for employees, seminars for the public, advertising, and other dealer-sponsored programs.

Touchstone Advisors, at its own expense, may also provide additional compensation to certain affiliated and unaffiliated dealers, financial intermediaries or service providers for certain services including distribution, administrative, sub-accounting, sub-transfer agency or shareholder servicing activities. These additional cash payments to a financial intermediary are payments over and above sales commissions or reallowances, distribution fees or servicing fees (including networking, administration, and sub-transfer agency fees). These additional cash payments also may be made as an expense reimbursement in cases where the financial intermediary bears certain costs in connection with providing shareholder services to Fund shareholders. Touchstone Advisors may also reimburse Touchstone Securities for making these payments.

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Touchstone Advisors and its affiliates may also pay cash compensation in the form of finders’ fees or referral fees that vary depending on the dollar amount of shares sold. The amount and value of additional cash payments vary for each financial intermediary. The additional cash payment arrangement between a particular financial intermediary and Touchstone Advisors or its affiliates may provide for increased rates of compensation as the dollar value of the Fund’s shares or particular class of shares sold or invested through such financial intermediary increases. The availability of these additional cash payments, the varying fee structure within a particular additional cash payment arrangement and the basis for and manner in which a financial intermediary compensates its sales representatives may create a financial incentive for a particular financial intermediary and its sales representatives to recommend the Fund’s shares over the shares of other mutual funds based, at least in part, on the level of compensation paid. You should consult with your financial intermediary and review carefully any disclosure by the financial firm as to compensation received by your financial intermediary. Although the Fund may use financial firms that sell the Fund’s shares to effect portfolio transactions for the Fund, the Fund and Touchstone Advisors will not consider the sale of the Fund’s shares as a factor when choosing financial firms to effect those transactions. For more information on payment arrangements, please see the section entitled “The Distributor” in the SAI.

INVESTING WITH TOUCHSTONE

Choosing the Appropriate Investments to Match Your Goals. Investing well requires a plan. We recommend that you meet with your financial advisor to plan a strategy that will best meet your financial goals.

Purchasing Your Shares

Please read this prospectus carefully and then determine how much you want to invest.

•                  Classes A and C shares may be purchased directly through Touchstone Securities or through your financial advisor.

•                  Class Y shares are available through certain financial intermediaries who have appropriate selling agreements in place with Touchstone Securities.

•                  Institutional Class shares may be purchased directly through Touchstone Securities or through your financial intermediary.

In order to open an account you must complete an investment application. You can obtain an investment application from Touchstone Securities, your financial intermediary, or by visiting TouchstoneInvestments.com. You may purchase shares in the Fund on a day when the New York Stock Exchange (“NYSE”) is open for trading (“Business Day”). For more information about how to purchase shares, call Touchstone Securities at 1.800.543.0407.

Investor Alert: Each Touchstone Fund reserves the right to restrict or reject any purchase request, including exchanges from other Touchstone Funds which it regards as disruptive to efficient portfolio management. For example, a purchase request could be rejected because of the timing of the investment or because of a history of excessive trading by the investor. (See “Market Timing Policy” in this prospectus.)  Touchstone Securities may change applicable initial and additional investment minimums at any time.

Important Information about Procedures for Opening an Account

Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, residential address, date of birth, government identification number and other information that will allow us to identify you. We may also ask to see your driver’s license or other identifying documents. If we do not receive these required pieces of information, there will be a delay in processing your investment request, which could subject your investment to market risk. If we are unable to immediately verify your identity, the Fund may restrict further investment until your identity is verified. However, if we are unable to completely verify your identity through our verification process, the Fund reserves the right to close your account without notice and return your investment to you at the price determined at the end of business (usually 4:00 p.m. eastern time (“ET”)), on the day that your account is closed. If we close your account because we are unable to completely verify your identity, your investment will be subject to market fluctuation, which could result in a loss of a portion of your principal investment.

Investing in the Fund

By mail or through your financial advisor

•                  Please make your check (drawn on a U.S. bank and payable in U.S. dollars) payable to the Fund. We do not accept third-party checks for initial investments.

•                  Send your check with the completed investment application by regular mail to Touchstone Investments, P.O. Box 9878, Providence, RI 02940, or by overnight mail to Touchstone Investments, c/o BNY Mellon Investment Servicing (US) Inc., 4400 Computer Drive, Westborough, MA 01581.

•                  Your application will be processed subject to your check clearing. If your check is returned for insufficient funds or uncollected funds, you may be charged a fee and you will be responsible for any resulting loss to the Fund.

•                  You may also open an account through your financial advisor.

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By wire or Automated Clearing House (“ACH”)

•                  You may open an account by purchasing shares by wire or ACH transfer. Call Touchstone Investments at 1.800.543.0407 for wire or ACH instructions.

•                  Touchstone Securities will not process wire or ACH purchases until it receives a completed investment application.

•                  There is no charge imposed by the Fund to make a wire or ACH purchase. Your bank, financial intermediary or processing organization may charge a fee to send a wire or ACH purchase to Touchstone Securities.

Through your financial intermediary

•                  You may invest in certain share classes by establishing an account through financial intermediaries that have appropriate selling agreements with Touchstone Securities.

•                  Your financial intermediary will act as the shareholder of record of your shares.

•                  Financial intermediaries may set different minimum initial and additional investment requirements, may impose other restrictions or may charge you fees for their services.

•                  Financial intermediaries may designate intermediaries to accept purchase and sales orders on the Fund’s behalf.

•                  Your financial intermediary may receive compensation from the Fund, Touchstone Securities, Touchstone Advisors, or their affiliates.

•                  Before investing in the Fund through your financial intermediary, you should read any materials provided by your financial intermediary together with this prospectus.

By exchange. Other Touchstone Funds may be exchanged pursuant to the exchange rules outlined below:

•                  Class A shares may be exchanged into Class A shares of any other Touchstone Fund at NAV, although Touchstone Funds that are closed to new investors may not accept exchanges.

•                  Class C shares may be exchanged into Class C shares of any other Touchstone Fund, although Touchstone Funds that are closed to new investors may not accept exchanges.

•                  Class Y shares and Institutional Class shares of the Funds are exchangeable for Class Y shares and Institutional Class shares any of other Touchstone Fund, respectively, as long as investment minimums and proper selling agreement requirements are met. Class Y shares may be available through financial intermediaries that have appropriate selling agreements with Touchstone Securities, or through “processing organizations” (e.g., mutual fund supermarkets) that purchase shares for their customers.  Touchstone Funds that are closed to new investors may not accept exchanges.

•                  Class A, C, and Y shareholders who are eligible to invest in Institutional Class shares are eligible to exchange their Class A shares, Class C shares, and Class Y shares for Institutional Class shares of the same Fund, if offered in their state; such an exchange can be accommodated by their financial intermediary. Please see the Statement of Additional Information for more information under “Choosing a Class of Shares.”

•                  You do not have to pay any exchange fee for your exchange, but if you exchange from a fund with a lower load schedule to a fund with a higher load schedule you may be charged the load differential.

•                  Shares otherwise subject to a CDSC will not be charged a CDSC in an exchange. However, when you redeem the shares acquired through the exchange, the shares you redeem may be subject to a CDSC, depending on when you originally purchased the exchanged shares. For purposes of computing the CDSC, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any exchange.

•                  If you exchange Class C shares for Class A shares of any Touchstone money market fund, the amount of time you hold shares of the money market fund will not be added to the holding period of your original shares for the purpose of calculating the CDSC, if you later redeem the exchanged shares. However, if you exchange back into your original Class C shares, the prior holding period of your Class C shares will be added to your current holding period of Class C shares in calculating the CDSC.

•                  If you purchased Class A shares for $1 million or more at NAV and compensation was paid to a broker-dealer and you exchange all or a portion of the shares into any Touchstone money market fund within 12 months of the original purchase, the amount of time you hold shares of the money market fund will not be added to the holding period of your original shares for the purpose of calculating the CDSC, if you later redeem the exchanged shares. However if you exchange back into Class A shares, the prior holding period of your Class A shares will be added to your current holding period of Class A shares in calculating the CDSC.

•                  You should carefully review the disclosure provided in the prospectus relating to the exchanged-for shares before making an exchange of your Fund shares.  Touchstone Funds that are closed to new investors may not accept exchanges.

•                  You may realize taxable gain if you exchange shares of the Fund for shares of another Fund. See “Distributions and Taxes — Federal Income Tax Information” for more information and the federal income tax consequences of such an exchange.

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•                  Shares of the Touchstone Ultra Short Duration Fixed Income Fund, which are offered in a separate prospectus, may not be exchanged for shares of any other Touchstone Fund.

Through retirement plans. You may be able to invest in the Fund through various retirement plans. These include individual retirement plans and employer sponsored retirement plans.

Individual Retirement Plans

•                  Traditional IRAs

•                  SIMPLE IRAs

•                  Spousal IRAs

•                  Roth IRAs

•                  Education IRAs

•                  SEP IRAs

Employer Sponsored Retirement Plans

•                  Defined benefit plans

•                  Defined contribution plans (including 401(k) plans, profit sharing plans and money purchase plans)

•                  457 plans

To determine which type of retirement plan is appropriate for you, please contact your tax advisor.

For further information about any of the plans, agreements, applications and annual fees, contact Touchstone Securities at 1.800.543.0407 or contact your financial intermediary.

Through a processing organization. You may also purchase shares of the Fund through a “processing organization,” (e.g., a mutual fund supermarket) which is a broker-dealer, bank, or other financial institution that purchases shares for its customers. Some of the Touchstone Funds have authorized certain processing organizations (“Authorized Processing Organizations”) to receive purchase and sales orders on their behalf. Before investing in the Fund through a processing organization, you should read any materials provided by the processing organization together with this prospectus. You should also ask the processing organization if they are authorized by Touchstone Securities to receive purchase and sales orders on their behalf. If the processing organization is not authorized, then your purchase order could be rejected which could subject your investment to market risk. When shares are purchased through an Authorized Processing Organization, there may be various differences compared to investing directly with Touchstone Securities. The Authorized Processing Organization may:

•                  Charge a fee for its services

•                  Act as the shareholder of record of the shares

•                  Set different minimum initial and additional investment requirements

•                  Impose other charges and restrictions

•                  Designate intermediaries to accept purchase and sales orders on the Fund’s behalf

Touchstone Securities considers a purchase or sales order as received when an Authorized Processing Organization, or its authorized designee, receives the order in proper form.

Shares held through an Authorized Processing Organization may be transferred into your name following procedures established by your Authorized Processing Organization and Touchstone Securities. Certain Authorized Processing Organizations may receive compensation from the Fund, Touchstone Securities, Touchstone Advisors, or their affiliates.

It is the responsibility of an Authorized Processing Organization to transmit properly completed orders so that they will be received by Touchstone Securities in a timely manner.

Pricing of Purchases

Purchase orders received in proper form by Touchstone Securities, an Authorized Processing Organization, or a financial intermediary, by the close of the regular session of trading on the NYSE, generally 4:00 p.m. ET, are processed at that day’s public offering price (NAV plus any applicable sales charge). Purchase orders received after the close of the regular session of trading on the NYSE are processed at the public offering price determined on the following business day. It is the responsibility of the financial

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intermediary or Authorized Processing Organization to transmit orders that will be received by Touchstone Securities in proper form and in a timely manner.

Adding to Your Account

By check

•                  Complete the investment form provided with a recent account statement.

•                  Make your check (drawn on a U.S. bank and payable in U.S. dollars) payable to the Fund.

•                  Write your account number on the check.

•                  Either: (1) mail the check with the investment form to Touchstone Securities; or (2) mail the check directly to your financial intermediary at the address printed on your account statement. Your financial advisor or financial intermediary is responsible for forwarding payment promptly to Touchstone Securities.

•                  If your check is returned for insufficient funds or uncollected funds, you may be charged a fee and you will be responsible for any resulting loss to the Fund.

Through Touchstone Securities — By telephone or Internet

•                  You can exchange your shares over the telephone by calling Touchstone Securities at 1.800.543.0407, unless you have specifically declined this option. If you do not wish to have this ability, you must mark the appropriate section of the investment application.

•                  You may also exchange your shares online via the Touchstone Funds’ website: TouchstoneInvestments.com. You may only sell shares over the telephone or via the Internet if the value of the shares sold is less than $100,000.

•                  In order to protect your investment assets, Touchstone Securities will only follow instructions received by telephone that it reasonably believes to be genuine. However, there is no guarantee that the instructions relied upon will always be genuine and Touchstone Securities will not be liable, in those cases. Touchstone Securities has certain procedures to confirm that telephone instructions are genuine. If it does not follow such procedures in a particular case, it may be liable for any losses due to unauthorized or fraudulent instructions. Some of these procedures may include:

•                  Requiring personal identification.

•                  Making checks payable only to the owner(s) of the account shown on Touchstone Securities’ records.

•                  Mailing checks only to the account address shown on Touchstone Securities’ records.

•                  Directing wires only to the bank account shown on Touchstone Securities’ records.

•                  Providing written confirmation for transactions requested by telephone.

•                  Digitally recording instructions received by telephone.

By wire or ACH

•                  Contact your bank and ask it to wire or ACH funds to Touchstone Securities. Specify your name and account number when remitting the funds.

•                  Your bank may charge a fee for handling wire transfers. ACH transactions take 2-3 business days but can be transferred from most banks without a fee.

•                  If you hold your shares directly with Touchstone Securities and have ACH instructions on file for your non-retirement individual or joint account you may initiate a purchase transaction through the Touchstone Funds’ website at TouchstoneInvestments.com

•                  Purchases in the Fund will be processed at that day’s NAV (or public offering price, if applicable) if Touchstone Securities receives a properly executed wire or ACH by the close of the regular session of trading on the NYSE, generally 4:00 p.m. ET, on a day when the NYSE is open for regular trading.

•                  Contact Touchstone Securities, your financial intermediary for further instructions.

By exchange

•                  You may add to your account by exchanging shares from another Touchstone Fund.

•                  For information about how to exchange shares among the Touchstone Funds, see “Investing in the Funds - By exchange” in this prospectus.

•                  Exchange transactions can also be initiated for non-retirement individual or joint accounts via the Touchstone Funds’ website: TouchstoneInvestments.com.

Purchases with Securities

Shares may be purchased by tendering payment in-kind in the form of marketable securities, including but not limited to, shares of

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common stock, provided the acquisition of such securities is consistent with the Fund’s investment goal and is otherwise acceptable to Touchstone Advisors. Transactions of this type are generally a taxable transaction. Shareholders should consult with their personal tax advisor regarding their particular tax situation.

Automatic Investment Options

The various ways that you can automatically invest in the Fund are outlined below. Touchstone Securities does not charge any fees for these services. For further details about these services, call Touchstone Securities at 1.800.543.0407. If you hold your shares through a financial intermediary or Authorized Processing Organization, please contact them for further details on automatic investment options.

Automatic Investment Plan. You can pre-authorize monthly investments in the Fund of $50 or more to be processed electronically from a checking or savings account. You will need to complete the appropriate section in the investment application or special account options form to do this. Amounts that are automatically invested in the Fund will not be available for redemption until three business days after the automatic reinvestment.

Reinvestment/Cross Reinvestment. Dividends and capital gains can be automatically reinvested in the Fund or in another Touchstone Fund within the same class of shares without a fee or sales charge. Dividends and capital gains will be reinvested in the Fund, unless you indicate otherwise on your investment application. You may also choose to have your dividends or capital gains paid to you in cash if such amounts are greater than $25.00; lesser amounts will be automatically reinvested in the Fund. Dividends are taxable for federal income tax purposes whether you reinvest such dividends in additional shares of a Touchstone Fund or choose to receive cash. If you elect to receive dividends and distributions in cash and the payment (1) is returned and marked as “undeliverable” or (2) is not cashed for six months, your cash election will be changed automatically and future dividends will be reinvested in the Fund at the per share net asset value determined as of the date of payment. In addition, any undeliverable checks or checks that are not cashed for six months will be cancelled and then reinvested in the Fund at the per share net asset value determined as of the date of cancellation.

Direct Deposit Purchase Plan. You may automatically invest Social Security checks, private payroll checks, pension payouts or any other pre-authorized government or private recurring payments in the Fund.

Dollar Cost Averaging. Our dollar cost averaging program allows you to diversify your investments by investing the same amount on a regular basis. You can set up periodic automatic exchanges of at least $50 from one Touchstone Fund to any other. The applicable sales charge, if any, will be assessed.

Selling Your Shares

If you elect to receive your redemption proceeds in cash and the payment is not cashed for six months, your account will be coded as a lost shareholder account and correspondence will be sent to you requesting that you contact the Fund in order to remove this coding. If the Fund does not hear from you within 30 days of the mailing of this notice, the redemption check will be cancelled and then reinvested in the Fund at the per share net asset value determined as of the date of cancellation.

Through Touchstone Securities — By telephone or Internet

•                  You can sell your shares over the telephone by calling Touchstone Securities at 1.800.543.0407, unless you have specifically declined this option. If you do not wish to have this ability, you must mark the appropriate section of the investment application.

•                  You may also sell your shares online via the Touchstone Funds’ website: TouchstoneInvestments.com.

•                  Shares held in IRA accounts and qualified retirement plans cannot be sold by telephone or via Internet.

•                  If we receive your sale request by the close of the regular session of trading on the NYSE, generally 4:00 p.m. ET, on a day when the NYSE is open for regular trading, the sale of your shares will be processed at the next determined NAV on that Business Day. Otherwise it will occur on the next Business Day.

•                  Interruptions in telephone or Internet service could prevent you from selling your shares when you want to. When you have difficulty making telephone or Internet sales, you should mail to Touchstone Securities (or send by overnight delivery) a written request for the sale of your shares.

•                  In order to protect your investment assets, Touchstone Securities will only follow instructions received by telephone that it reasonably believes to be genuine. However, there is no guarantee that the instructions relied upon will always be genuine and Touchstone Securities will not be liable, in those cases. Touchstone Securities has certain procedures to confirm that telephone instructions are genuine. If it does not follow such procedures in a particular case, it may be liable for any losses due to unauthorized or fraudulent instructions. Some of these procedures may include:

•      Requiring personal identification.

•      Making checks payable only to the owner(s) of the account shown on Touchstone Securities’ records.

•      Mailing checks only to the account address shown on Touchstone Securities’ records.

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•      Directing wires only to the bank account shown on Touchstone Securities’ records.

•      Providing written confirmation for transactions requested by telephone.

•      Digitally recording instructions received by telephone.

Through Touchstone Securities — By mail

•                  Write to Touchstone Securities.

•                  Indicate the number of shares or dollar amount to be sold.

•                  Include your name and account number.

•                  Sign your request exactly as your name appears on your investment application.

•                  You may be required to have your signature guaranteed. (See “Signature Guarantees” in this prospectus for more information).

Through Touchstone Securities — By wire

•                  Complete the appropriate information on the investment application.

•                  If your proceeds are $1,000 or more, you may request that Touchstone Securities wire them to your bank account.

•                  You may be charged a fee of up to $15 by the Fund or the Fund’s Authorized Processing Organization for wiring redemption proceeds. You may also be charged a fee by your bank.

•                  Your redemption proceeds may be deposited directly into your bank account through an ACH transaction. There is no fee imposed by the Fund for ACH transactions, however, you may be charged a fee by your bank to receive an ACH transaction. Contact Touchstone Securities for more information.

•                  If you hold your shares directly with Touchstone Securities and have ACH or wire instructions on file for your non-retirement account you may transact through the Touchstone Funds’ website: TouchstoneInvestments.com

Through Touchstone Securities — Through a systematic withdrawal plan

•                  You may elect to receive, or send to a third party, withdrawals of $50 or more if your account value is at least $5,000.

•                  Withdrawals can be made monthly, quarterly, semiannually, or annually.

•                  There is no fee for this service.

•                  There is no minimum account balance required for retirement plans.

Through your financial intermediary or Authorized Processing Organization

•                  You may also sell shares by contacting your financial intermediary or Authorized Processing Organization, which may charge you a fee for this service. Shares held in street name must be sold through your financial intermediary or, if applicable, the Authorized Processing Organization.

•                  Your financial intermediary or Authorized Processing Organization is responsible for making sure that sale requests are transmitted to Touchstone Securities in proper form and in a timely manner.

•                  Your financial intermediary may charge you a fee for selling your shares.

•                  Redemption proceeds will only be wired to your account at the financial intermediary.

Investor Alert: Unless otherwise specified, proceeds will be sent to the record owner at the address shown on Touchstone Securities’ records.

Contingent Deferred Sales Charge (“CDSC”)

If you purchase $1 million or more in Class A shares at NAV and a commission was paid by Touchstone Securities to a participating unaffiliated dealer, a CDSC of up to 1.00% may be charged on redemptions made within 1 year of your purchase. Additionally, when an upfront commission is paid to a participating dealer on transactions of $1 million or more in Class A Shares, the Fund will withhold any 12b-1 fee for the first 12 months following the purchase date. If you redeem Class C shares within 12 months of your purchase, a CDSC of 1.00% will be charged.

The CDSC will not apply to redemptions of shares you received through reinvested dividends or capital gains distributions and may be waived under certain circumstances described below. The CDSC will be assessed on the lesser of your shares’ NAV at the time of redemption or the time of purchase. The CDSC is paid to Touchstone Securities to reimburse expenses incurred in providing distribution-related services to the Fund.

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All sales charges imposed on redemptions are paid to Touchstone Securities. In determining whether the CDSC is payable, it is assumed that shares not subject to the CDSC are the first redeemed followed by other shares held for the longest period of time. The CDSC will not be imposed upon shares representing reinvested dividends or capital gains distributions, or upon amounts representing share appreciation.

No CDSC is applied in the following instances:

•                  The redemption is due to the death or post-purchase disability of a shareholder. Touchstone Securities may require documentation prior to waiver of the charge.

•                  Any partial or complete redemption following death or disability (as defined in the IRC) of a shareholder (including one who owns the shares with his or her spouse as a joint tenant with rights of survivorship) from an account in which the deceased or disabled is named. Touchstone Securities may require documentation prior to waiver of the charge, including death certificates, physicians’ certificates, etc.

•                  Redemptions from a systematic withdrawal plan. If the systematic withdrawal plan is based on a fixed dollar amount or number of shares, systematic withdrawal redemptions are limited to no more than 10% of your account value or number of shares per year, as of the date the transfer agent receives your request. If the systematic withdrawal plan is based on a fixed percentage of your account value, each redemption is limited to an amount that would not exceed 10% of your annual account value at the time of withdrawal.

•                  Redemptions from retirement plans qualified under Section 401 of the IRC. The CDSC will be waived for benefit payments made by Touchstone Securities directly to plan participants. Benefit payments will include, but are not limited to, payments resulting from death, disability, retirement, separation from service, required minimum distributions (as described under Section 401(a)(9) of the IRC), in-service distributions, hardships, loans, and qualified domestic relations orders. The CDSC waiver will not apply in the event of termination of the plan or transfer of the plan to another financial intermediary.

•                  The redemption is for a mandatory withdrawal from a traditional IRA account after age 70 1/2.

The above-mentioned CDSC waivers do not apply to redemptions made within one year for purchases of $1 million or more in Class A shares of the Fund where a commission was paid by Touchstone Securities to a participating broker-dealer. The SAI contains further details about the CDSC and the conditions for waiving the CDSC.

Signature Guarantees

Some circumstances require that your request to sell shares be made in writing accompanied by an original Medallion Signature Guarantee. A Medallion Signature Guarantee helps protect you against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. The Fund reserves the right to require a signature guarantee for any request related to your account including, but not limited to:

•                  Proceeds to be paid when information on your account has been changed within the last 30 days (including a change in your name or your address, or the name or address of a payee).

•                  Proceeds are being sent to an address other than the address of record.

•                  Proceeds or shares are being sent/transferred from unlike registrations such as a joint account to an individual’s account.

•                  Sending proceeds via wire or ACH when bank instructions have been added or changed within 30 days of your redemption request.

•                  Proceeds or shares are being sent/transferred between accounts with different account registrations.

Market Timing Policy

Market timing or excessive trading in accounts that you own or control may disrupt portfolio investment strategies, may increase brokerage and administrative costs, and may negatively impact investment returns for all shareholders, including long-term shareholders who do not generate these costs. The Fund will take reasonable steps to discourage excessive short-term trading and will not knowingly accommodate frequent purchases and redemptions of Fund shares by shareholders. The Board of Trustees has adopted the following policies and procedures with respect to market timing of the Fund by shareholders. The Fund will monitor selected trades on a daily basis in an effort to deter excessive short-term trading. If the Fund has reason to believe that a shareholder has engaged in excessive short-term trading, the Fund may ask the shareholder to stop such activities, or restrict or refuse to process purchases or exchanges in the shareholder’s accounts. While the Fund cannot assure the prevention of all excessive trading and market timing, by making these judgments the Fund believes it is acting in a manner that is in the best interests of its shareholders. However, because the Fund cannot prevent all market timing, shareholders may be subject to the risks described above.

Generally, a shareholder may be considered a market timer if he or she has (i) requested an exchange or redemption out of any of the Touchstone Funds within 2 weeks of an earlier purchase or exchange request out of any Touchstone Fund, or (ii) made more than 2  “round-trip” exchanges within a rolling 90 day period. A “round-trip” exchange occurs when a shareholder exchanges from one Touchstone Fund to another Touchstone Fund and back to the original Touchstone Fund. If a shareholder exceeds these limits, the

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Fund may restrict or suspend that shareholder’s exchange privileges and subsequent exchange requests during the suspension will not be processed. The Fund may also restrict or refuse to process purchases by the shareholder. These exchange limits and excessive trading policies generally do not apply to purchases and redemptions of money market funds (except in situations where excessive trading may have a detrimental or disruptive effect on share prices or portfolio management of these funds), systematic purchases and redemptions.

Financial intermediaries (such as investment advisors and broker-dealers) often establish omnibus accounts in the Fund for their customers through which transactions are placed. If the Fund identifies excessive trading in such an account, the Fund may instruct the intermediary to restrict the investor responsible for the excessive trading from further trading in the Fund. In accordance with Rule 22c-2 under the 1940 Act, the Fund has entered into information sharing agreements with certain financial intermediaries. Under these agreements, a financial intermediary is obligated to: (1) enforce during the term of the agreement, the Fund’s market-timing policy; (2) furnish the Fund, upon its request, with information regarding customer trading activities in shares of the Fund; and (3) enforce the Fund’s market-timing policy with respect to customers identified by the Fund as having engaged in market timing. When information regarding transactions in the Fund’s shares is requested by the Fund and such information is in the possession of a person that is itself a financial intermediary to a financial intermediary (an “indirect intermediary”), any financial intermediary with whom the Fund has an information sharing agreement is obligated to obtain transaction information from the indirect intermediary or, if directed by the Fund, to restrict or prohibit the indirect intermediary from purchasing shares of the Fund on behalf of other persons.

The Fund applies these policies and procedures uniformly to all shareholders believed to be engaged in market timing or excessive trading. The Fund has no arrangements to permit any investor to trade frequently in shares of the Fund, nor will it enter into any such arrangements in the future.

Householding Policy (Only applicable for shares held directly through Touchstone Securities)

The Fund will send one copy of its prospectuses and shareholder reports to households containing multiple shareholders with the same last name. This process, known as “householding,” reduces costs and provides a convenience to shareholders. If you share the same last name and address with another shareholder and you prefer to receive separate prospectuses and shareholder reports, call Touchstone Investments at 1.800.543.0407 and we will begin separate mailings to you within 30 days of your request. If you or others in your household invest in the Fund through a financial intermediary, you may receive separate prospectuses and shareholder reports, regardless of whether or not you have consented to householding on your investment application.

Receiving Sale Proceeds

Touchstone Securities will forward the proceeds of your sale to you (or to your financial intermediary) within 7 days (normally within 3 business days) after receipt of a proper request.

Proceeds Sent to Financial Intermediaries or Authorized Processing Organizations. Proceeds that are sent to your Authorized Processing Organization or financial intermediary will not usually be reinvested for you unless you provide specific instructions to do so. Therefore, the financial advisor, Authorized Processing Organization or financial intermediary may benefit from the use of your money.

Fund Shares Purchased by Check (Only applicable for shares held directly through Touchstone Securities). We may delay the processing and payment of redemption proceeds for shares you recently purchased by check until your check clears, which may take up to 15 days. If you believe you may need your money sooner, you should purchase shares by bank wire.

Reinstatement Privilege (Classes A and C shares only). You may, within 90 days of redemption, reinvest all or part of your sale proceeds by sending a written request and a check to Touchstone Securities. If the redemption proceeds were from the sale of Class A shares and the sales load that you incurred on the initial purchase is less than the sales charge for the Fund, you will incur a sales charge representing the difference. If the redemption proceeds were from the sale of your Class A shares, and the sales load that you incurred on the initial purchase is equal to or more than the sales charge for the Fund, you can reinvest into Class A shares of any applicable Touchstone Fund at NAV. If the redemption proceeds were from the sale of Class A shares and the sales load that you incurred on the initial purchase is less than the sales charge for the Fund, you will incur a sales charge representing the difference. Reinvestment will be at the NAV next calculated after Touchstone Securities receives your request. If the reinvestment proceeds were from the sale of your Class C shares, you can reinvest those proceeds into Class C shares of any Touchstone Fund. If you paid a CDSC on the reinstated amount, that CDSC will be reimbursed to you upon reinvestment. The redemption and repurchase of shares may still result in a tax liability for federal income tax purposes.

Low Account Balances (Only applicable for shares held directly through Touchstone Securities). If your balance falls below the minimum amount required for your account, based on actual amounts you have invested (as opposed to a reduction from market changes), your account may be subject to an annual account maintenance fee or Touchstone Securities may sell your shares and send the proceeds to you. This involuntary sale does not apply to retirement accounts or custodian accounts under the Uniform

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Gifts/Transfers to Minors Act (“UGTMA”). Touchstone Securities will notify you if your shares are about to be sold and you will have 30 days to increase your account balance to the minimum amount.

Delay of Payment. It is possible that the payment of your sale proceeds could be postponed or your right to sell your shares could be suspended during certain circumstances. These circumstances can occur:

•                  When the NYSE is closed on days other than customary weekends and holidays;

•                  When trading on the NYSE is restricted; or

•                  During any other time when the SEC, by order, permits.

Redemption In-Kind. Under unusual circumstances, when the Board deems it appropriate, the Fund may make payment for shares redeemed in portfolio securities of the Fund taken at current value. Shareholders may incur transaction and brokerage costs when they sell these portfolio securities. Until such time as the shareholder sells the securities they receive in-kind, the securities are subject to market risk. Redemptions in-kind are taxable for federal income tax purposes in the same manner as redemptions for cash.

Pricing of Fund Shares

The Fund’s share price (also called “NAV”) and public offering price (NAV plus a sales charge, if applicable) is determined as of the close of trading (normally 4:00 p.m. ET) every day the NYSE is open. The Fund calculates its NAV per share for each class, generally using market prices, by dividing the total value of its net assets by the number of shares outstanding.

The Fund’s equity investments are valued based on market value or, if no market value is available, based on fair value as determined by the Board (or under its direction). The Funds may use pricing services to determine market value for investments. Some specific pricing strategies follow:

•                  All short-term dollar-denominated investments that mature in 60 days or less are valued on the basis of amortized cost which the Board has determined as fair value.

•                  Securities mainly traded on a U.S. exchange are valued at the last sale price on that exchange or, if no sales occurred during the day, at the last quoted bid price.

Any foreign securities held by the Fund will be priced as follows:

•                  All assets and liabilities initially expressed in foreign currency values will be converted into U.S. dollar values.

•                  Securities mainly traded on a non-U.S. exchange are generally valued according to the preceding closing values on that exchange. However, if an event that may change the value of a security occurs after the time that the closing value on the non-U.S. exchange was determined, but before the close of regular trading on the NYSE, the security may be priced based on fair value. This may cause the value of the security on the books of the Fund to be significantly different from the closing value on the non-U.S. exchange and may affect the calculation of the NAV.

•                  Because portfolio securities that are primarily listed on a non-U.S. exchange may trade on weekends or other days when the Fund does not price its shares, the Fund’s NAV may change on days when shareholders will not be able to buy or sell shares.

Securities held by the Fund that do not have readily available market quotations, are priced at their fair value using procedures approved by the Board. Any debt securities held by the Fund for which market quotations are not readily available are generally priced at their most recent bid prices as obtained from one or more of the major market makers for such securities. The Fund may use fair value pricing under the following circumstances, among others:

•                  If the value of a security has been materially affected by events occurring before the Fund’s pricing time but after the close of the primary markets on which the security is traded.

•                  If a security, such as a small cap or micro-cap security, is so thinly traded that reliable market quotations are unavailable due to infrequent trading.

•                  If the exchange on which a portfolio security is principally traded closes early or if trading in a particular portfolio security was halted during the day and did not resume prior to the Fund’s NAV calculation.

•                  If the validity of market quotations is not reliable.

The use of fair value pricing has the effect of valuing a security based upon the price the Fund might reasonably expect to receive if it sold that security but does not guarantee that the security can be sold at the fair value price. The Fund has established fair value policies and procedures that delegate fair value responsibilities to the Advisor. These policies and procedures outline the fair value method for the Advisor. The Advisor’s determination of a security’s fair value price often involves the consideration of a number of subjective factors established by the Board, and is therefore subject to the unavoidable risk that the value that the Fund assigns to a

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security may be higher or lower than the security’s value would be if a reliable market quotation for the security was readily available. With respect to any portion of the Fund’s assets that is invested in other mutual funds, that portion of the Fund’s NAV is calculated based on the NAV of that mutual fund. The prospectus for the other mutual fund explains the circumstances and effects of fair value pricing for that fund.

DISTRIBUTIONS AND TAXES

The Fund intends to distribute to its shareholders substantially all of its income and capital gains. Dividends, if any, are declared and paid annually.  The Fund makes distributions of capital gains, if any, at least annually. If you own shares on the Fund’s distribution record date, you will be entitled to receive the distribution.

You will receive income dividends and distributions of capital gains in the form of additional Fund shares unless you elect to receive payment in cash. Cash payments will only be made for amounts equal to or exceeding $25.00; for amounts less than $25.00 the dividends and distributions will be automatically reinvested in the paying Fund and class. To elect cash payments, you must notify the Fund in writing or by phone prior to the date of distribution. Your election will be effective for dividends and distributions paid after we receive your notice. To cancel your election, simply send written notice to Touchstone Investments, P.O. Box 9878, Providence, RI 02940, or by overnight mail to Touchstone Investments, c/o BNY Mellon Investment Servicing (US) Inc., 4400 Computer Drive, Westborough, MA 01581, or call Touchstone Securities at 1.800.543.0407. If you hold your shares through a financial intermediary, you must contact the institution to elect cash payment. If you elect to receive dividends and distributions in cash and the payment (1) is returned and marked as “undeliverable” or (2) is not cashed for six months, your cash election will be changed automatically and future dividends will be reinvested in the Fund at the per share net asset value determined as of the date of payment.

The Fund’s dividends and other distributions are taxable to shareholders (other than retirement plans and other tax-exempt investors) whether received in cash or reinvested in additional shares of the Fund. A dividend or distribution paid by the Fund, has the effect of reducing the NAV per share on the ex-dividend date by the amount of the dividend or distribution. A dividend or distribution declared shortly after a purchase of shares by an investor would, therefore, represent, in substance, a return of capital to the shareholder with respect to such shares even though it would be subject to federal income taxes.

For most shareholders, a statement will be sent to you within 60 days after the end of each year detailing the federal income tax status of your distributions. Please see “Federal Income Tax Information” below for more information on the federal income tax consequences of dividends and other distributions made by a Fund.

Federal Income Tax Information

The federal income tax information in this prospectus is provided only for general information purposes for U.S. taxpayers and should not be considered as tax advice or relied on by a shareholder or prospective investor.

General. The Fund intends to qualify annually to be treated as regulated investment companies (“RICs”) under the Internal Revenue Code of 1986, as amended (the “Code”). As such, the Fund will not be subject to federal income taxes on the earnings it distributes to shareholders provided it satisfies certain requirements and restrictions of the Code, one of which is to distribute to the Fund’s shareholders substantially all of the Fund’s net investment income and capital gains each year. If for any taxable year the Fund fails to qualify as a RIC: (1) it will be subject to tax in the same manner as an ordinary corporation and thus will be subject to taxation on a graduated basis at the corporate tax rate; and (2) distributions from its earnings and profits (as determined under federal income tax principles) will be taxable as ordinary dividend income eligible for the dividends-received deduction for corporate shareholders and for “qualified dividend income” treatment for non-corporate shareholders.

Distributions. The Fund will make distributions to you that may be taxed as ordinary income or capital gains. The dividends and distributions you receive may be subject to federal, foreign, state, and local taxation, depending upon your tax situation. Distributions are taxable whether you reinvest such distributions in additional shares of the Fund or choose to receive cash. Taxable Fund distributions are taxable to a shareholder even if the distributions are paid from income or gains earned by the Fund prior to the shareholder’s investment and, thus, were included in the price the shareholder paid for the shares. For example, a shareholder who purchases shares on or just before the record date of a Fund distribution will pay full price for the shares and may receive a portion of the investment back as a taxable distribution. Distributions declared by a Fund during October, November or December to shareholders of record during such month and paid by January 31 of the following year are treated for federal income tax purposes as if received by shareholders on December 31 of the year in which the distribution was declared.

Ordinary Income. Net investment income, except for qualified dividend income and income designated as tax-exempt, and short-term capital gains that are distributed to you are taxable as ordinary income for federal income tax purposes regardless of how long you have held your Fund shares. Certain dividends distributed to non-corporate shareholders and designated by the Fund as “qualified dividend income” are eligible for the long-term capital gains rate, provided certain holding period and other requirements are satisfied.

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Net Capital Gains. Net capital gains (i.e., the excess of net long-term capital gains over net short-term capital losses) distributed to you, if any, are taxable as long-term capital gains for federal income tax purposes regardless of how long you have held your Fund shares.

Sale or Exchange of Shares. It is a taxable event for you if you sell shares of the Fund or exchange shares of the Fund for shares of another Touchstone Fund. Depending on the purchase price and the sale price of the shares you sell or exchange, you may have a taxable gain or loss on the transaction. Any realized gain will be taxable to you, and, generally, will be capital gain, assuming you held the shares of the Fund as a capital asset. The capital gain will be long-term or short-term depending on how long you have held your shares in the Fund. Sales of shares of the Fund that you have held for twelve months or less will be a short-term capital gain or loss and if held for more than twelve months will constitute a long-term capital gain or loss. Any loss realized by a shareholder on a disposition of shares held for six months or less will be treated as a long-term capital loss to the extent of any net capital gain distributions received by the shareholder and disallowed to the extent of any distributions of exempt-interest dividends, if any, received by the shareholder with respect to such shares.

Returns of Capital. If a Fund makes a distribution in excess of its current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of a shareholder’s basis in his or her shares, and thereafter as capital gain.  A return of capital is not taxable, but it reduces a shareholder’s basis in his or her shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of such shares.

Backup Withholding. The Fund may be required to withhold U.S. federal income tax on all distributions and sales proceeds payable to shareholders who fail to provide their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service (the “IRS”) that they are subject to backup withholding.

Medicare Tax. An additional 3.8% Medicare tax is imposed on certain net investment income (including dividends and distributions received from a Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds a threshold amount.

Foreign Taxes. Income received by the Fund or underlying Fund from sources within foreign countries may be subject to foreign withholding and other taxes. If the Fund qualifies (by having more than 50% of the value of its total assets at the close of the taxable year consist of stock or securities in foreign corporations or by being a qualified fund of funds) and elects to pass through foreign taxes paid on its investments during the year, such taxes will be reported to you as income. You may, however, be able to claim an offsetting tax credit or deduction on your federal income tax return, depending on your particular circumstances and provided you meet certain holding period and other requirements. Tax-exempt holders of Fund shares, such as qualified tax-deferred retirement plans, will not benefit from such a deduction or credit.

Non-U.S. Shareholders.  Non-U.S. shareholders may be subject to U.S. tax as a result of an investment in the Fund. This prospectus does not discuss the U.S. or foreign tax consequences of an investment by a non-U.S. shareholder in the Fund. Accordingly, non-U.S. shareholders are urged and advised to consult their own tax advisors as to the U.S. and foreign tax consequences of an investment in the Fund.

Statements and Notices. You will receive an annual statement outlining the tax status of your distributions. You may also receive written notices of certain foreign taxes paid by the Fund during the prior taxable year.

Important Tax Reporting Considerations. Tax reporting changes effective January 1, 2012 require the Fund to report cost basis and holding period information to both the IRS and shareholders for gross proceeds from the sales of Fund shares purchased on or after January 1, 2012. This information will be reported on Form 1099-B. The average cost method will be used to determine the cost basis of Fund shares purchased on or after January 1, 2012 unless the shareholder instructs the Fund in writing that the shareholder wants to use another available method for cost basis reporting (for example, First In, First Out (FIFO), Last In, First Out (LIFO), Specific Lot Identification (SLID) or High Cost, First Out (HIFO)). If the shareholder designates SLID as the shareholder’s tax cost basis method, the shareholder will also need to designate a secondary cost basis method (Secondary Method). If a Secondary Method is not provided, the Fund will designate FIFO as the Secondary Method and will use the Secondary Method with respect to systematic withdrawals. If you hold shares of the Fund through a financial intermediary, the financial intermediary will be responsible for this reporting and the financial intermediary’s default cost basis method may apply. Please consult your tax adviser for additional information regarding cost basis reporting and your situation.

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Redemptions by S corporations of Fund shares purchased on or after January 1, 2012 are required to be reported to the IRS on Form 1099-B. If a shareholder is a corporation and has not instructed the Fund that it is a C corporation in its Account Application or by written instruction, the Fund will treat the shareholder as an S corporation and file a Form 1099-B.

This section is only a summary of some important federal income tax considerations that may affect your investment in the Fund. More information regarding these considerations is included in the Fund’s SAI. You are urged and advised to consult your own tax advisor regarding the effects of an investment in the Fund on your tax situation, including the application of foreign, state, local, and other tax laws to your particular situation.

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FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand the Fund’s financial performance for the past 5 years, and for the six months ended September 30, 2014. Certain information reflects financial results for a single Fund share. No information is provided for the Institutional Class shares because they did not commence operations until May 4, 2015. The total returns in the tables represent the rate an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and distributions. The financial highlights for the Fund for the fiscal year ended March 31, 2014 were audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the Fund’s financial statements and related notes, is included in the Fund’s annual report. The financial highlights for the prior fiscal periods were also audited by Ernst & Young LLP, whose report, along with the Fund’s financial statements and related notes, was included in each of the Fund’s annual reports for those periods. The information for the six months ended September 30, 2014 has not been audited. You can obtain the annual report or semi-annual report at no charge by calling 1.800.543.0407 or by downloading a copy from the Touchstone Investments website: TouchstoneInvestments.com/home/formslit/.

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Sustainability and Impact Equity Fund — Class A (formerly Touchstone Large Cap Growth Fund — Class A)

Per Share Data for a Share Outstanding Throughout Each Period

	Six months ended September 30, 2014	Year ended March 31, 2014	Year ended March 31, 2013		Year ended March 31, 2012		Year ended March 31, 2011	Year ended March 31, 2010
Net asset value at beginning of period	$31.81	$28.74	$27.74		$24.95		$20.74	$14.73
Income (loss) from investment operations:
Net investment income (loss)	0.04	0.02	0.11		0.02	(A)	(0.09)	(0.02)
Net realized and unrealized gains on investments	1.31	5.96	1.00		2.77		4.30	6.08
Total from investment operations	1.35	5.98	1.11		2.79		4.21	6.06
Distributions from:
Net investment income	—	(0.05)	(0.11)		—		—	(0.04)
Realized capital gains	—	(2.86)	—		—		—	(0.01)
Total distributions	—	(2.91)	(0.11)		—		—	(0.05)
Net asset value at end of period	$33.16	$31.81	$28.74		$27.74		$24.95	$20.74
Total return(B)	4.25%	21.27%	4.05%		11.18%		20.30%	41.15%
Ratio and supplemental data:
Net assets at the end of period (000’s)	$279,729	$287,813	$286,572		$238,488		$291,827	$334,465
Ratio to average net assets:
Net expenses	1.25%	1.23%	1.22%		1.25%		1.25%	1.25%
Gross expenses	1.28%	1.29%	1.32%		1.35%		1.36%	1.37%
Net investment income (loss)	0.23%	0.06%	0.47%		0.08%		(0.36)%	(0.29)%
Portfolio turnover rate	60%	92%	109	%(C)	91%		76%	83%

Sustainability and Impact Equity Fund — Class B (formerly Touchstone Large Cap Growth Fund — Class B)

Per Share Data for a Share Outstanding Throughout Each Period

	Six months ended September 30, 2014		Year ended March 31, 2014	Year ended March 31, 2013		Year ended March 31, 2012		Year ended March 31, 2011	Year ended March 31, 2010
Net asset value at beginning of period	$30.08		$27.41	$26.47		$23.85		$19.93	$14.22
Income (loss) from investment operations:
Net investment income (loss)	(0.08	)(A)	(0.19)	0.01		(0.03	)(A)	(0.20)	(0.44)
Net realized and unrealized gains on investments	1.24		5.72	0.93		2.65		4.12	6.15
Total from investment operations	1.16		5.53	0.94		2.62		3.92	5.71
Distributions from:
Net investment income	—		(2.86)	—		—		—	—
Net asset value at end of period	$31.24		$30.08	$27.41		$26.47		$23.85	$19.93
Total return(B)	3.86%		20.62%	3.55%		10.99%		19.67%	40.15%
Ratios and supplemental data:
Net assets at the end of period (000’s)	$2,199		$3,671	$6,671		$10,949		$13,467	$14,897
Ratio to average net assets:
Net expenses	2.00%		1.79%	1.68%		1.45%		1.74%	2.00%
Gross expenses	2.20%		1.79%	1.68%		1.45%		1.83%	2.29%
Net investment income (loss)	(0.52)%		(0.50)%	0.00	%(D)	(0.12)%		(0.85)%	(1.05)%
Portfolio turnover rate	60%		92%	109	%(C)	91%		76%	83%

(A) The net investment income per share is based on average shares outstanding for the period.

(B)   Total return shown excludes the effect of sales loads. If these charges were included, the returns would be lower.

(C)  Portfolio turnover excludes the purchases and sales of the Fifth Third Quality Growth Fund, which was acquired by the Fund on September 10, 2012. If these transactions were included, portfolio turnover would have been higher.

(D)  Rounds to less than 0.005%.

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Sustainability and Impact Equity Fund — Class C (formerly Touchstone Large Cap Growth Fund — Class C)

Per Share Data for a Share Outstanding Throughout Each Period

	Six months ended September 30, 2014	Year ended March 31, 2014	Year ended March 31, 2013		Year ended March 31, 2012		Year ended March 31, 2011	Year ended March 31, 2010
Net asset value at beginning of period	$29.72	$27.17	$26.31		$23.84		$19.97	$14.25
Income (loss) from investment operations:
Net investment loss	(0.09)	(0.21)	(0.08)		(0.16	)(A)	(0.27)	(0.22)
Net realized and unrealized gains on investments	1.24	5.62	0.94		2.63		4.14	5.94
Total from investment operations	1.15	5.41	0.86		2.47		3.87	5.72
Distributions from:
Net investment income	—	(2.86)	—		—		—	—
Net asset value at end of period	$30.87	$29.72	$27.17		$26.31		$23.84	$19.97
Total return(B)	3.87%	20.35%	3.27%		10.36%		19.38%	40.14%
Ratios and supplemental data:
Net assets at the end of period (000’s)	$109,314	$111,631	$107,572		$116,350		$127,172	$142,179
Ratio to average net assets:
Net expenses	2.00%	1.98%	1.97%		2.00%		2.00%	2.00%
Gross expenses	2.02%	2.04%	2.08%		2.09%		2.13%	2.16%
Net investment loss	(0.52)%	(0.69)%	(0.28)%		(0.67)%		(1.11)%	(1.05)%
Portfolio turnover rate	60%	92%	109	%(C)	91%		76%	83%

Sustainability and Impact Equity Fund — Class Y (formerly Touchstone Large Cap Growth Fund — Class Y)

Per Share Data for a Share Outstanding Throughout Each Period

	Six months ended September 30, 2014		Year ended March 31, 2014	Year ended March 31, 2013		Year ended March 31, 2012		Year ended March 31, 2011	Year ended March 31, 2010
Net asset value at beginning of period	$32.23		$29.07	$28.09		$25.19		$20.89	$14.84
Income (loss) from investment operations:
Net investment income (loss)	(0.08	)(A)	0.09	0.18		0.09	(A)	(0.02)	(0.01)
Net realized and unrealized gains on investments	1.33		6.06	1.00		2.81		4.32	6.17
Total from investment operations	1.41		6.15	1.18		2.90		4.30	6.16
Distributions from:
Net investment income	—		(0.13)	(0.20)		—		—	(0.10)
Realized capital gains	—		(2.86)	—		—		—	(0.01)
Total distribution	—		(2.99)	(0.20)		—		—	(0.11)
Net asset value at end of period	$33.64		$32.23	$29.07		$28.09		$25.19	$20.89
Total return	4.38%		21.62%	4.32%		11.47%		20.58%	41.53%
Ratios and supplemental data:
Net assets at the end of period (000’s)	$396,221		$577,708	$523,413		$385,411		$331,733	$352,847
Ratio to average net assets:
Net expenses	0.99%		0.97%	0.96%		0.99%		0.99%	0.99%
Gross expenses	1.03%		1.05%	1.08%		1.14%		1.13%	1.06%
Net investment income (loss)	(0.49)%		0.32%	0.72%		0.34%		(0.10)%	(0.06)%
Portfolio turnover rate	60%		92%	109	%(C)	91%		76%	83%

(A)   The net investment income per share is based on average shares outstanding for the period.

(B)   Total returns shown exclude the effect of applicable sales loads. If these charges were included, the return would be lower.

(C)  Portfolio turnover excludes the purchases and sales of the Fifth Third Quality Growth Fund, which was acquired by the Fund on September 10, 2012. If these transactions were included, portfolio turnover would have been higher.

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TOUCHSTONE INVESTMENTS*

DISTRIBUTOR

Touchstone Securities, Inc.*
303 Broadway, Suite 1100
Cincinnati, OH 45202-4203
1.800.638.8194

INVESTMENT ADVISOR

Touchstone Advisors, Inc.*
303 Broadway, Suite 1100
Cincinnati, OH 45202-4203

TRANSFER AGENT

BNY Mellon Investment Servicing (US) Inc.

4400 Computer Drive

Westborough, MA 01581

SHAREHOLDER SERVICES

1.800.543.0407

*A Member of Western & Southern Financial Group

The following are federal trademark registrations and applications owned by IFS Financial Services, Inc., a member of Western & Southern Financial Group: Touchstone, Touchstone Funds, Touchstone Investments, Touchstone Family of Funds and Touchstone Select.

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303 Broadway, Suite 1100
Cincinnati, OH 45202-4203

Go paperless, sign up today at:

TouchstoneInvestments.com/home

For investors who want more information about the Fund, the following documents are available free upon request:

Statement of Additional Information (“SAI”): The SAI provides more detailed information about the Fund and is incorporated herein by reference, which means it is legally a part of this prospectus.

Annual/Semi-Annual Reports (“Financial Reports”): The Fund’s Financial Reports provide additional information about the Fund’s investments. In the annual report, you will find a discussion of the market conditions and investment strategies that significantly affected a Fund’s performance during its last fiscal year.

You can get free copies of the SAI, the Financial Reports, other information and answers to your questions about the Fund by contacting your financial advisor or by contacting Touchstone Investments at 1.800.543.0407. The SAI and Financial Reports are also available on the Touchstone Investments website at: TouchstoneInvestments.com/home/formslit/

Information about the Fund (including the SAI) can be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. You can receive information about the operation of the Public Reference Room by calling the SEC at 1.202.551.8090. Reports and other information about the Fund are available on the EDGAR database of the SEC’s Internet site at http://www.sec.gov. For a fee, you can get text-only copies of reports and other information by writing to the Public Reference Section of the SEC, Washington, D.C. 20549-1520 or by sending an e-mail request to: publicinfo@sec.gov.

Investment Company Act File No. 811-03651

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TOUCHSTONE STRATEGIC TRUST

STATEMENT OF ADDITIONAL INFORMATION

May 4, 2015

	Class A	Class B	Class C	Class Y	Institutional Class
Touchstone Sustainability and Impact Equity Fund	TEQAX	TEQBX	TEQCX	TIQIX	[•]

This Statement of Additional Information (“SAI”) is not a prospectus and relates only to the above-referenced Fund (the “Fund”). It is intended to provide additional information regarding the activities and operations of Touchstone Strategic Trust (the “Trust”) and should be read in conjunction with the Fund’s prospectus dated May 4, 2015, as may be amended. The Fund’s audited financial statements for the fiscal year ended March 31, 2014, including the notes thereto and the report of the Fund’s independent registered public accounting firm thereon, included in the annual report to shareholders (the “Annual Report”), are hereby incorporated into this SAI by reference.  The Fund’s unaudited financial statements for the six months ended September 30, 2014, included in the semi-annual report to shareholders (the “Semi-Annual Report”), are hereby incorporated into this SAI by reference.  A copy of the prospectus, the Annual Report and the Semi-Annual Report may be obtained without charge by writing to the Trust at P.O. Box 9878, Providence, RI 02940, by calling 1-800-543-0407, or by downloading a copy at www.TouchstoneInvestments.com.

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THE TRUST

Touchstone Strategic Trust (the “Trust”) is an open-end management investment company that was organized as a Massachusetts business trust on November 18, 1982. This SAI relates to Touchstone Sustainability and Impact Equity Fund (“Sustainability and Impact Equity Fund”), which is a series of the Trust and a diversified open-end management investment company.

Touchstone Advisors, Inc. (the “Advisor”) is the investment manager and administrator for the Fund. The Advisor has selected one or more sub-advisor(s) to manage, on a daily basis, the assets of the Fund. The Advisor has sub-contracted certain administrative and accounting services to BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”). Touchstone Securities, Inc. (“Touchstone Securities” or the “Distributor”) is the principal distributor of the Fund’s shares. The Distributor is an affiliate of the Advisor.

The Trust offers five separate classes of shares: Classes A, B, C, Y, and Institutional. The shares of the Fund represent an interest in the same assets of the Fund. The shares have the same rights and are identical in all material respects except that (i) each class of shares may bear different (or no) distribution fees; (ii) each class of shares may be subject to different (or no) sales charges; (iii) certain other class specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees incurred by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses incurred as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares; (iv) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements; and (v) certain classes offer different features and services to shareholders and may have different investment minimums. The Board of Trustees (the “Board”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

Under Massachusetts law, under certain circumstances, shareholders of a Massachusetts business trust could be deemed to have the same type of personal liability for the obligations of the Trust as does a partner of a partnership. However, numerous investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”) have been formed as Massachusetts business trusts and the Trust is not aware of an instance where such result has occurred. In addition, the Trust Agreement disclaims shareholder liability for acts or obligations of the Trust and provides for the indemnification out of the Trust property for all losses and expenses of any shareholder held personally liable for the obligations of the Trust. Moreover, it provides that the Trust will, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Trust and satisfy any judgment thereon. As a result, and particularly because the Trust assets are readily marketable and ordinarily substantially exceed liabilities, management believes that the risk of shareholder liability is slight and limited to circumstances in which the Trust itself would be unable to meet its obligations. Management believes that, in view of the above, the risk of personal liability is remote.

History of the Fund

Effective May 4, 2015, the Fund changed its name to the Touchstone Sustainability and Impact Equity Fund.  At that time, the Fund adopted certain changes to its principal investment strategy, and changed its sub-advisor to Rockefeller & Co, Inc. (“Rockefeller”). Prior to these changes, the Fund was known as the Touchstone Large Cap Growth Fund.  The Fund had been previously sub-advised by Navellier & Associates, Inc., a sister company of Navellier Management, Inc., which was appointed as sub-advisor on October 6, 2003. Pursuant to an Agreement and Plan of Reorganization dated June 30, 2003, the Fund acquired the Navellier Millennium Large Cap Growth Portfolio and the Navellier Performance Large Cap Growth Portfolio. The investment goal and fundamental restrictions of the Large Cap Growth Fund did not change, but certain investment strategies changed as a result of the reorganization. The Navellier Performance Large Cap Growth Portfolio was the accounting survivor of the reorganization. Accordingly, performance prior to June 20, 2005 reflects the performance of the Navellier Performance Large Cap Growth Portfolio.

PERMITTED INVESTMENTS AND RISK FACTORS

The Fund’s principal investment strategies and principal risks are described in the prospectus. The following supplements the information contained in the prospectus concerning the Fund’s principal investment strategies and principal risks. In addition, although not principal strategies of the Fund, the Fund may invest in other types of securities and engage in other investment practices as described in the prospectus or in this SAI. Unless otherwise indicated, the Fund is permitted to invest in each of the investments listed below, or engage in each of the investment techniques listed below consistent with the Fund’s investment goals, policies and strategies. The investment limitations below are considered to be non-fundamental policies, which may be changed at any time by a vote of the Board, unless designated as a “Fundamental” policy. In addition, any stated percentage limitations are measured at the time of the purchase of a security.

ADRs, ADSs, GDRs, EDRs, and CDRs. American Depositary Receipts (“ADRs”) and American Depositary Shares (“ADSs”) are U.S. dollar-denominated receipts typically issued by domestic banks or trust companies that represent the deposit with those entities of

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securities of a foreign issuer. They are publicly traded on exchanges or over-the-counter in the United States. European Depositary Receipts (“EDRs”), which are sometimes referred to as Continental Depositary Receipts (“CDRs”), and Global Depositary Receipts (“GDRs”) may also be purchased by the Fund. EDRs, CDRs and GDRs are generally issued by foreign banks and evidence ownership of either foreign or domestic securities. Certain institutions issuing ADRs, ADSs, GDRs or EDRs may not be sponsored by the issuer of the underlying foreign securities. A non-sponsored depositary may not provide the same shareholder information that a sponsored depositary is required to provide under its contractual arrangements with the issuer of the underlying foreign securities. Holders of an unsponsored depositary receipt generally bear all the costs of the unsponsored facility. The depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through to the holders of the receipts voting rights with respect to the deposited securities.

Bear Funds. The Fund may invest in bear funds. Bear funds are designed to allow investors to speculate on anticipated decreases in the S&P 500® Index or to hedge an existing portfolio of securities or mutual fund shares. Due to the nature of bear funds, investors could experience substantial losses during sustained periods of rising equity prices. This is the opposite result expected of investing in a traditional equity mutual fund in a generally rising stock market. Bear funds employ certain investment techniques, including engaging in short sales and in certain transactions in stock index futures contracts, options on stock index futures contracts, and options on securities and stock indexes. Using these techniques, bear funds will generally incur a loss if the price of the underlying security or index increases between the date of the employment of the technique and the date on which the fund terminates the position. Bear funds will generally realize a gain if the underlying security or index declines in price between those dates. The amount of any gain or loss on an investment technique may be affected by any premium or amounts in lieu of dividends or interest that the Fund pays or receives as a result of the transaction.

Borrowing. Borrowing may exaggerate changes in the net asset value of the Fund’s shares and in the return on the Fund’s portfolio. Although the principal of any borrowing will be fixed, the Fund’s assets may change in value during the time the borrowing is outstanding. The Fund may be required to liquidate portfolio securities at a time when it would be disadvantageous to do so in order to make payments with respect to any borrowing. The Fund may be required to earmark or segregate liquid assets in an amount sufficient to meet its obligations in connection with such borrowings. In an interest rate arbitrage transaction, the Fund borrows money at one interest rate and lends the proceeds at another, higher interest rate. These transactions involve a number of risks; including the risk that the borrower will fail or otherwise become insolvent or that there will be a significant change in prevailing interest rates. The Fund  has adopted fundamental limitations and non-fundamental limitations which restrict circumstances in which and degree to which the Fund can engage in borrowing. See the section entitled “Investment Limitations,” below.

Business Development Companies (“BDCs”). BDCs are a type of closed-end fund regulated under the 1940 Act. BDCs are publicly-traded mezzanine/private equity funds that typically invest in and lend to small and medium-sized private companies that may not have access to public equity markets for capital raising. BDCs are unique in that at least 70% of their investments must be made to private U.S. businesses and BDCs are required to make available significant managerial assistance to their portfolio companies. BDCs are not taxed on income distributed to shareholders provided they comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “IRC”). BDCs have expenses associated with their operations. Accordingly, the Fund will indirectly bear its proportionate share of any management and other expenses, and of any performance based fees, charged by the BDCs in which it invests.

Investments in BDCs are subject to various risks, including management’s ability to meet the BDC’s investment objective, and to manage the BDC’s portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding a BDC or its underlying investments change. BDC shares are not redeemable at the option of the BDC shareholder and, as with shares of other closed-end funds; they may trade in the secondary market at a discount to their net asset value.

Canadian Income Trusts. A Canadian Income Trust is a qualified income trust as designated by the Canada Revenue Agency that operates as a profit-seeking corporation. This type of income trust, which pays out all earnings to unit holders before paying taxes, is usually traded publicly on a securities exchange. Canadian income trusts enjoy special corporate tax privileges.

Common Stocks. Common stocks are securities that represent units of ownership in a company. Common stocks usually carry voting rights and earn dividends. Unlike preferred stocks, which are described below, dividends on common stocks are not fixed but are declared at the discretion of the board of directors of the issuing company.

Convertible Securities. Convertible securities are corporate securities that are exchangeable for a set number of another security at a pre-stated price. Convertible securities typically have characteristics of both fixed income and equity securities. Because of the conversion feature, the market value of a convertible security tends to move with the market value of the underlying stock. The value of a convertible security is also affected by prevailing interest rates, the credit quality of the issuer and any call provisions.

A synthetic convertible security is a combination investment in which the Fund purchases both (i) high-grade cash equivalents or a high grade debt obligation of an issuer or U.S. government securities and (ii) call options or warrants on the common stock of the

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same or different issuer with some or all of the anticipated interest income from the associated debt obligation that is earned over the holding period of the option or warrant.

While providing a fixed income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also affords a shareholder the opportunity, through its conversion feature, to participate in the capital appreciation attendant upon a market price advance in the convertible security’s underlying common stock. A synthetic convertible position has similar investment characteristics, but may differ with respect to credit quality, time to maturity, trading characteristics and other factors. Because the Fund will create synthetic convertible positions only out of high grade fixed income securities, the credit rating associated with the Fund’s synthetic convertible investments is generally expected to be higher than that of the average convertible security, many of which are rated below high grade. However, because the options used to create synthetic convertible positions will generally have expirations between one month and three years of the time of purchase, the maturity of these positions will generally be shorter than average for convertible securities. Since the option component of a convertible security or synthetic convertible position is a wasting asset (in the sense of losing “time value” as maturity approaches), a synthetic convertible position may lose such value more rapidly than a convertible security of longer maturity; however, the gain in option value due to appreciation of the underlying stock may exceed such time value loss. The market price of the option component generally reflects these differences in maturities, and the Advisor and applicable sub-advisor take such differences into account when evaluating such positions. When a synthetic convertible position “matures” because of the expiration of the associated option, the Fund may extend the maturity by investing in a new option with longer maturity on the common stock of the same or different issuer. If the Fund does not so extend the maturity of a position, it may continue to hold the associated fixed income security.

Corporate Bonds. Corporations issue bonds and notes to raise money for working capital or for capital expenditures such as plant construction, equipment purchases and expansion. In return for the money loaned to the corporation by investors, the corporation promises to pay investors interest, and repay the principal amount of the bond or note.

Custody Receipts. The Fund may invest in custody receipts that represent corporate debt securities. Custody receipts, such as Morgan Stanley TRACERs, are derivative products which, in the aggregate, evidence direct ownership in a pool of securities. Typically, a sponsor will deposit a pool of securities with a custodian in exchange for custody receipts evidencing those securities. Generally the sponsor will then sell those custody receipts in negotiated transactions at varying prices that are determined at the time of sale. Each custody receipt evidences the individual securities in the pool, and the holder of a custody receipt generally will have all the rights and privileges of owners of those securities. Each holder of a custody receipt will be treated as directly purchasing its pro rata share of the securities in the pool, for an amount equal to the amount that such holder paid for its custody receipt. If a custody receipt is sold, a holder will be treated as having directly disposed of its pro rata share of the securities evidenced by the custody receipt. Additionally, the holder of a custody receipt may withdraw the securities represented by a custody receipt subject to certain conditions.

Custody receipts are generally subject to the same risks as those securities evidenced by the receipts which, in the case of the Fund, are corporate debt securities. Additionally, custody receipts may be less liquid than the underlying securities if the sponsor fails to maintain a trading market.

Equity-Linked Notes. The Fund may purchase equity-linked notes (“ELNs”). The principal or coupon payment on an ELN is linked to the performance of an underlying security or index. ELNs may be used, among other things, to provide the Fund with exposure to international markets while providing a mechanism to reduce foreign tax or regulatory restrictions imposed on foreign investors. The risks associated with purchasing ELNs include the creditworthiness of the issuer and the risk of counterparty default. Further, the Fund’s ability to dispose of an ELN will depend on the availability of liquid markets in the instruments. The purchase and sale of an ELN is also subject to the risks regarding adverse market movements, possible intervention by governmental authorities, and the effects of other political and economic events.

Equity-Linked Warrants. Equity-linked warrants provide a way for investors to access markets where entry is difficult and time consuming due to regulation. Typically, a broker issues warrants to an investor and then purchases shares in the local market and issues a call warrant hedged on the underlying holding. If the investor exercises his call and closes his position, the shares are sold and the warrant is redeemed with the proceeds.

Each warrant represents one share of the underlying stock. Therefore, the price, performance and liquidity of the warrant are all directly linked to the underlying stock. The warrants can be redeemed for 100% of the value of the underlying stock (less transaction costs). Being American style warrants, they can be exercised at any time. The warrants are U.S. dollar denominated and priced daily on several international stock exchanges.

Eurobonds. A Eurobond is a bond denominated in U.S. dollars or another currency and sold to investors outside of the country whose currency is used. Eurobonds may be issued by government or corporate issuers, and are typically underwritten by banks and brokerage

5

firms from numerous countries. While Eurobonds typically pay principal and interest in Eurodollars (U.S. dollars held in banks outside of the United States), they may pay principal and interest in other currencies.

Exchange-Traded Funds (“ETFs”). An ETF is a fund that holds a portfolio of common stocks designed to track the performance of a particular securities index or sector of an index, like the S&P 500 or NASDAQ, or a portfolio of bonds that may be designed to track a bond index. Because they may be traded like stocks on a securities exchange (e.g., the New York Stock Exchange), ETFs may be purchased and sold throughout the trading day based on their market price. Each share of an ETF represents an undivided ownership interest in the portfolio held by an ETF. ETFs that track indices or sectors of indices hold either:

•                  shares of all of the companies (or, for a fixed-income ETF, bonds) that are represented by a particular index in the same proportion that is represented in the index itself; or

•                  shares of a sampling of the companies (or, for a fixed-income ETF, bonds) that are represented by a particular index in a proportion meant to track the performance of the entire index.

ETFs are generally registered as investment companies and issue large blocks of shares (typically 50,000) called “creation units” in exchange for a specified portfolio of the ETF’s underlying securities, plus a cash payment generally equal to accumulated dividends of the securities (net of expenses) up to the time of deposit. Creation units are redeemed in kind for a portfolio of the underlying securities (based on the ETF’s net asset value), together with a cash payment generally equal to accumulated dividends as of the date of redemption. As investment companies, ETFs incur fees and expenses such as trustee fees, operating expenses, licensing fees, registration fees, and marketing expenses, each of which will be reflected in the net asset value of ETFs. Accordingly, ETF shareholders pay their proportionate share of these expenses.

Foreign Securities. The Fund may invest in securities of foreign issuers and in sponsored and unsponsored ADRs. Investments in the securities of foreign issuers may subject the Fund to investment risks that differ in some respects from those related to investments in securities of U.S. issuers. Such risks include future adverse political and economic developments, possible imposition of withholding taxes on income, possible seizure, nationalization or expropriation of foreign deposits, possible establishment of exchange controls or taxation at the source or greater fluctuation in value due to changes in exchange rates. Foreign issuers of securities often engage in business practices different from those of domestic issuers of similar securities, and there may be less information publicly available about foreign issuers. In addition, foreign issuers are, generally speaking, subject to less government supervision and regulation than are those in the United States. Investments in securities of foreign issuers are frequently denominated in foreign currencies and the value of the Fund’s assets measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations, and the Fund may incur costs in connection with conversions between various currencies.

Foreign Market Risk. The Fund is subject to the risk that, because there are generally fewer investors on foreign exchanges and a smaller number of shares traded each day, it may be difficult for the Fund to buy and sell securities on those exchanges. In addition, prices of foreign securities may fluctuate more than prices of securities traded in the United States. Investments in foreign markets may also be adversely affected by governmental actions such as the imposition of punitive taxes. In addition, the governments of certain countries may prohibit or impose substantial restrictions on foreign investing in their capital markets or in certain industries. Any of these actions could severely affect security prices, impair the Fund’s ability to purchase or sell foreign securities or transfer the Fund’s assets or income back into the United States or otherwise adversely affect the Fund’s operations. Other potential foreign market risks include exchange controls, difficulties in pricing securities, defaults on foreign government securities, difficulties in enforcing favorable legal judgments in foreign courts and political and social conditions, such as diplomatic relations, confiscatory taxation, expropriation, limitation on the removal of funds or assets or imposition of (or change in) exchange control regulations. Legal remedies available to investors in certain foreign countries may be less extensive than those available to investors in the United States or other foreign countries. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could result in appreciation or depreciation of portfolio securities and could favorably or adversely affect the Fund’s operations.

Public Availability of Information. In general, less information is publicly available with respect to foreign issuers than is available with respect to U.S. companies. Most foreign companies are also not subject to the uniform accounting and financial reporting requirements applicable to issuers in the United States. While the volume of transactions effected on foreign stock exchanges has increased in recent years, it remains appreciably below that of the New York Stock Exchange. Accordingly, the Fund’s foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities in U.S. companies. In addition, there is generally less government supervision and regulation of securities exchanges, brokers and issuers in foreign countries than in the United States.

Settlement Risk. Settlement and clearance procedures in certain foreign markets differ significantly from those in the United States. Foreign settlement procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically generated by the settlement of U.S. investments. Communications between the United States and emerging market countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates in markets that still rely

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on physical settlement. Settlements in certain foreign countries at times have not kept pace with the number of securities transactions; these problems may make it difficult for the Fund to carry out transactions. If the Fund cannot settle or is delayed in settling a purchase of securities, it may miss attractive investment opportunities and certain of its assets may be uninvested with no return earned thereon for some period. If the Fund cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party; the Fund could be liable to that party for any losses incurred. Dividends or interest on, or proceeds from the sale of, foreign securities may be subject to foreign taxes on income from sources in such countries.

Governmental Supervision and Regulation/Accounting Standards. Many foreign governments supervise and regulate stock exchanges, brokers and the sale of securities less than does the United States. Some countries may not have laws to protect investors comparable to the U.S. securities laws. For example, some foreign countries may have no laws or rules against insider trading. Insider trading occurs when a person buys or sells a company’s securities based on nonpublic information about that company. In addition, the U.S. government has from time to time in the past imposed restrictions, through penalties and otherwise, on foreign investments by U.S. investors. Accounting standards in other countries are not necessarily the same as in the United States. If the accounting standards in another country do not require as much detail as U.S. accounting standards, it may be harder for the Fund to completely and accurately determine a company’s financial condition. Also, brokerage commissions and other costs of buying or selling securities often are higher in foreign countries than they are in the United States. This reduces the amount the Fund can earn on its investments.

Foreign Currency Risk. While the Fund’s net assets are valued in U.S. dollars, the securities of foreign companies are frequently denominated in foreign currencies. Thus, a change in the value of a foreign currency against the U.S. dollar will result in a corresponding change in value of securities denominated in that currency. Some of the factors that may impair the investments denominated in a foreign currency are: (1) it may be expensive to convert foreign currencies into U.S. dollars and vice versa; (2) complex political and economic factors may significantly affect the values of various currencies, including U.S. dollars, and their exchange rates; (3) government intervention may increase risks involved in purchasing or selling foreign currency options, forward contracts and futures contracts, since exchange rates may not be free to fluctuate in response to other market forces; (4) there may be no systematic reporting of last sale information for foreign currencies or regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis; (5) available quotation information is generally representative of very large round-lot transactions in the inter-bank market and thus may not reflect exchange rates for smaller odd-lot transactions (less than $1 million) where rates may be less favorable; and (6) the inter-bank market in foreign currencies is a global, around-the-clock market. To the extent that a market is closed while the markets for the underlying currencies remain open, certain markets may not always reflect significant price and rate movements.

Forward Foreign Currency Contracts. The Fund may enter into forward foreign currency contracts to manage foreign currency exposure and as a hedge against possible variations in foreign exchange rates. The Fund may enter into forward foreign currency contracts to hedge a specific security transaction or to hedge a portfolio position. These contracts may be bought or sold to protect the Fund, to some degree, against possible losses resulting from an adverse change in the relationship between foreign currencies and the U.S. dollar. The Fund also may invest in foreign currency futures and in options on currencies. A forward contract involves an obligation to purchase or sell a specific currency amount at a future date, agreed upon by the parties, at a price set at the time of the contract. The Fund may enter into a contract to sell, for a fixed amount of U.S. dollars or other appropriate currency, the amount of foreign currency approximating the value of some or all of the Fund’s securities denominated in such foreign currency.

By entering into forward foreign currency contracts, the Fund will seek to protect the value of its investment securities against a decline in the value of a currency. However, these forward foreign currency contracts will not eliminate fluctuations in the underlying prices of the securities. Rather, they simply establish a rate of exchange which one can obtain at some future point in time. Although such contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, they also tend to limit any potential gain which might result should the value of such currency increase. At the maturity of a forward contract, the Fund may either sell a portfolio security and make delivery of the foreign currency, or it may retain the security and terminate its contractual obligation to deliver the foreign currency by purchasing an “offsetting” contract with the same currency trader, obligating it to purchase, on the same maturity date, the same amount of the foreign currency. The Fund may realize a gain or loss from currency transactions.

When entering into a contract for the purchase or sale of a security in a foreign currency, the Fund may enter into a forward foreign currency contract for the amount of the purchase or sale price to protect against variations, between the date the security is purchased or sold and the date on which payment is made or received, in the value of the foreign currency relative to the U.S. dollar or other foreign currency.

Also, when the Fund’s portfolio manager anticipates that a particular foreign currency may decline substantially relative to the U.S. dollar or other leading currencies, in order to reduce risk, the Fund may enter into a forward contract to sell, for a fixed amount, the amount of foreign currency approximating the value of its securities denominated in such foreign currency. With respect to any such forward foreign currency contract, it will not generally be possible to match precisely the amount covered by that contract and the

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value of the securities involved due to changes in the values of such securities resulting from market movements between the date the forward contract is entered into and the date it matures. In addition, while forward foreign currency contracts may offer protection from losses resulting from declines in value of a particular foreign currency, they also limit potential gains which might result from increases in the value of such currency. The Fund will also incur costs in connection with forward foreign currency contracts and conversions of foreign currencies into U.S. dollars. The Fund will place assets in a segregated account or otherwise earmark assets as cover to assure that its obligations under forward foreign currency contracts are covered.

Emerging Market Securities. Emerging market countries are generally countries that are included in the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index, or otherwise excluded from the MSCI World Index. As of January 1, 2015, the countries in the MSCI World Index included: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States. The country composition of the MSCI Emerging Markets Index and the MSCI World Index can change over time. Frontier market countries are generally countries that are included in the MSCI Frontier Markets Index, or otherwise excluded from the MSCI World Index.

Investments in the securities of issuers domiciled in countries with emerging capital markets involve certain additional risks that do not generally apply to investments in securities of issuers in more developed capital markets, such as (i) low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed capital markets; (ii) uncertain national policies and social, political and economic instability, increasing the potential for expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments; (iii) possible fluctuations in exchange rates, differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. governmental laws or restrictions applicable to such investments; (iv) national policies that may limit the Fund’s investment opportunities such as restrictions on investment in issuers or industries deemed sensitive to national interests; and (v) the lack or relatively early development of legal structures governing private and foreign investments and private property. In addition to withholding taxes on investment income, some countries with emerging markets may impose capital gains taxes on foreign investors.

Political and economic structures in emerging market countries may be undergoing significant evolution and rapid development, and these countries may lack the social, political and economic stability characteristic of more developed countries. In such a dynamic environment, there can be no assurance that any or all of these capital markets will continue to present viable investment opportunities for the Fund. Some of these countries may have in the past failed to recognize private property rights and have at times nationalized or expropriated the assets of private companies. There is no assurance that such expropriations will not reoccur. In such an event, it is possible that the Fund could lose the entire value of its investments in the affected market. As a result, the risks described above, including the risks of nationalization or expropriation of assets, may be heightened. In addition, unanticipated political or social developments may affect the value of investments in these countries and the availability to the Fund of additional investments. The small size and inexperience of the securities markets in certain of these countries and the limited volume of trading in securities in these countries may make investments in the countries illiquid and more volatile than investments in Japan or most Western European countries.

Also, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In certain countries with emerging capital markets, reporting standards vary widely. As a result, traditional investment measurements used in the United States, such as price/earnings ratios, may not be applicable. Emerging market securities may be substantially less liquid and more volatile than those of mature markets, and company shares may be held by a limited number of persons. This may adversely affect the timing and pricing of the Fund’s acquisition or disposal of securities.

Practices in relation to settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in part because the Fund will need to use brokers and counterparties that are less well capitalized, and custody and registration of assets in some countries may be unreliable. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists in some emerging markets, and, along with other factors, could result in ownership registration being completely lost. The Fund would absorb any loss resulting from such registration problems and may have no successful claim for compensation.

Futures Contracts and Options on Futures Contracts. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. An option on a futures contract gives the purchaser the right, in exchange for a premium, to assume a position in a futures contract at a specified exercise price during the term of the option. The Fund may use futures contracts and related options for bona fide hedging purposes, to offset changes in the value of securities held or expected to be acquired or be disposed of, to minimize fluctuations in foreign currencies, or to gain exposure to a particular market or instrument. Some strategies reduce the Fund’s exposure to price fluctuations, while others

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tend to increase its exposure. The Fund will minimize the risk that it will be unable to close out a futures contract by only entering into futures contracts which are traded on national futures exchanges. In addition, the Fund will only sell covered futures contracts and options on futures contracts.

Stock and bond index futures are futures contracts for various stock and bond indices that are traded on registered securities exchanges. Stock and bond index futures contracts obligate the seller to deliver (and the purchaser to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock or bond index at the close of the last trading day of the contract and the price at which the agreement is made.

Stock and bond index futures contracts are bilateral agreements pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the stock or bond index value at the close of trading of the contract and the price at which the futures contract is originally struck. No physical delivery of the stocks or bonds comprising the index is made; generally contracts are closed out prior to the expiration date of the contracts.

No price is paid upon entering into futures contracts. Instead, the Fund would be required to deposit an amount of cash or U.S. Treasury securities known as “initial margin.”  Subsequent payments, called “variation margin,” to and from the broker, would be made on a daily basis as the value of the futures position varies (a process known as “marking to market”). The margin is in the nature of a performance bond or good-faith deposit on a futures contract.

There are risks associated with these activities, including the following: (1) the success of a hedging strategy may depend on an ability to predict movements in the prices of individual securities, fluctuations in markets and movements in interest rates; (2) there may be an imperfect or no correlation between the changes in market value of the securities held by the Fund and the prices of futures and options on futures; (3) there may not be a liquid secondary market for a futures contract or option; (4) trading restrictions or limitations may be imposed by an exchange; and (5) government regulations may restrict trading in futures contracts and futures options.

The Fund may buy and sell futures contracts and related options to manage its exposure to changing interest rates and securities prices. Some strategies reduce the Fund’s exposure to price fluctuations, while others tend to increase its market exposure. Futures and options on futures can be volatile instruments and involve certain risks that could negatively impact the Fund’s return. When the Fund purchases or sells a futures contract, or sells an option thereon, the Fund is required to “cover” its position in order to limit the risk associated with the use of leverage and other related risks. To cover its position, the Fund may maintain with its custodian bank (and marked-to-market on a daily basis), a segregated account consisting of cash or liquid securities that, when added to any amounts deposited with a futures commission merchant as margin, are equal to the market value of the futures contract or otherwise “cover” its position in a manner consistent with the 1940 Act or the rules and SEC interpretations thereunder. If the Fund continues to engage in the described investment techniques and properly covers its investment in the manner described above, the segregated account or other form of coverage will function as a practical limit on the amount of leverage which the Fund may undertake and on the potential increase in the speculative character of the Fund’s outstanding investments. Additionally, such coverage will generally assure the availability of adequate funds to meet the obligations of the Fund arising from such investment activities.

Guaranteed Investment Contracts. The Fund may make investments in obligations issued by highly rated U.S. insurance companies, such as guaranteed investment contracts and similar funding agreements (collectively “GICs”). A GIC is a general obligation of the issuing insurance company and not a separate account. Under these contracts, the Fund makes cash contributions to a deposit fund of the insurance company’s general account. The insurance company then credits to the Fund on a monthly basis guaranteed interest that is based on an index. The GICs provide that this guaranteed interest will not be less than a certain minimum rate. GIC investments that do not provide for payment within seven days after notice are subject to the Fund’s policy regarding investments in illiquid securities.

Illiquid Securities. Subject to the limitations in the 1940 Act, the Fund may invest in illiquid securities. Illiquid securities are securities that cannot be disposed of within seven business days at approximately the price at which they are being carried on the Fund’s books.

Illiquid securities include demand instruments with demand notice periods exceeding seven days, securities for which there is no active secondary market, and repurchase agreements with maturities of over seven days in length. The Fund may invest in securities that are neither listed on a stock exchange nor traded over-the-counter, including privately placed securities. Investing in such unlisted emerging country equity securities, including investments in new and early stage companies, may involve a high degree of business and financial risk that can result in substantial losses. As a result of the absence of a public trading market for these securities, they may be less liquid than publicly traded securities. Because these types of securities are thinly traded, if at all, and market prices for these types of securities are generally not readily available, the Fund typically determines the price for these types of securities in good faith in accordance with policies and procedures adopted by the Board. Although these securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid by the Fund, or less than what may be

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considered the fair value of such securities. Further, companies whose securities are not publicly traded may not be subject to the disclosure and other investor protection requirements which might be applicable if their securities were publicly traded. If such securities are required to be registered under the securities laws of one or more jurisdictions before being resold, the Fund may be required to bear the expenses of registration.

In addition, the Fund believes that carefully selected investments in joint ventures, cooperatives, partnerships, private placements, unlisted securities and other similar situations (collectively, “special situations”) could enhance the Fund’s capital appreciation potential. To the extent these investments are deemed illiquid, the Fund’s investment in them will be consistent with their applicable restriction on investment in illiquid securities. Investments in special situations and certain other instruments may be liquid, as determined by the Fund’s Advisor and/or sub-advisors based on criteria approved by the Board.

Inflation-Protected Debt Securities. The Fund may invest in inflation-protected debt securities or inflation-indexed bonds. Inflation-protected debt securities or inflation-indexed bonds include securities of varying maturities issued by the U.S. government, its agencies and instrumentalities, such as U.S. Treasury Inflation-Protected Securities (“TIPS”), as well as securities issued by other entities such as corporations, municipalities, foreign governments and foreign issuers. Typically, such securities are structured as fixed income securities whose value is periodically adjusted according to the rate of inflation. The following two structures are common: (i) the U.S. Treasury and some other issuers issue inflation-indexed bonds that accrue inflation into the principal value of the security and (ii) other issuers may pay out the Consumer Price Index (“CPI”) accruals as part of a semi-annual coupon. Other types of inflation-indexed bonds exist which use an inflation index other than the CPI.

Inflation-indexed bonds issued by the U.S. Treasury, such as TIPS, have maturities of approximately five, ten or thirty years, although it is possible that securities with other maturities will be issued in the future. Typically, TIPS pay interest on a semi-annual basis equal to a fixed percentage of the inflation-adjusted principal amount. For example, if the Fund purchased an inflation-indexed bond with a par value of $1,000 and a 3% real rate of return coupon (payable 1.5% semi-annually), and the rate of inflation over the first six months was 1%, the mid-year par value of the bond would be $1,010 and the first semi-annual interest payment would be $15.15 ($1,010 times 1.5%). If inflation during the second half of the year resulted in the whole year’s inflation equaling 3%, the end-of-year par value of the bond would be $1,030 and the second semi-annual interest payment would be $15.45 ($1,030 times 1.5%).

If the periodic adjustment rate measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of TIPS, even during a period of deflation, although the inflation-adjusted principal received could be less than the inflation-adjusted principal that had accrued to the bond at the time of purchase. However, the current market value of the bonds is not guaranteed and will fluctuate. The Fund may invest in other inflation-related bonds which may or may not provide a similar guarantee. If a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal amount.

The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if the rate of inflation rises at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed bonds. In contrast, if nominal interest rates increase at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed bonds.

While inflation-indexed bonds are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond’s inflation measure.

The periodic adjustment of U.S. inflation-indexed bonds is tied to the Consumer Price Index for All Urban Consumers (“CPI-U”), which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy.

Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index calculated by that government. There can be no assurance that the CPI-U or a foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the U.S. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond’s inflation measure. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income for federal income tax purposes, even though the holder does not receive its principal until maturity. See “Federal Income Taxes” for more information.

Initial Public Offerings (“IPOs”). Due to the typically small size of the IPO allocation available to the Fund and the nature and

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market capitalization of the companies involved in IPOs, the Fund’s advisor and/or sub-advisors will often purchase IPO shares that would qualify as a permissible investment for the Fund but will, instead, decide to allocate those IPO purchases to other funds they advise. Any such allocation will be done on a non-discriminatory basis. Because IPO shares frequently are volatile in price, the Fund may hold IPO shares for a very short period of time. This may increase the turnover of the Fund’s portfolio and may lead to increased expenses to the Fund, such as commissions and transaction costs. By selling shares of an IPO, the Fund may realize taxable capital gains that it will subsequently distribute to shareholders.

Most IPOs involve a high degree of risk not normally associated with offerings of more seasoned companies. Companies involved in IPOs generally have limited operating histories, and their prospects for future profitability are uncertain. These companies often are engaged in new and evolving businesses and are particularly vulnerable to competition and to changes in technology, markets and economic conditions. They may be dependent on certain key managers and third-parties, need more personnel and other resources to manage growth and require significant additional capital. They may also be dependent on limited product lines and uncertain property rights and need regulatory approvals. Investors in IPOs can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders. Stock prices of IPOs can also be highly unstable, due to the absence of a prior public market, the small number of shares available for trading and limited investor information.

Interests in Publicly Traded Limited Partnerships. Interests in publicly traded limited partnerships (limited partnership interests or units) represent equity interests in the assets and earnings of the partnership’s trade or business. Unlike common stock in a corporation, limited partnership interests have limited or no voting rights. However, many of the risks of investing in common stocks are still applicable to investments in limited partnership interests. In addition, limited partnership interests are subject to risks not present in common stock. For example, income generated from limited partnerships deemed not to be “publicly traded” may not be considered “qualifying income” under the IRC, and may trigger adverse tax consequences (please refer to the “Federal Income Taxes” section of this SAI for a discussion of relevant tax risks). Also, since publicly traded limited partnerships are a less common form of organizational structure than corporations, the limited partnership units may be less liquid than publicly traded common stock. Also, because of the difference in organizational structure, the fair value of limited partnership units in the Fund’s portfolio may be based either upon the current market price of such units, or if there is no current market price, upon the pro rata value of the underlying assets of the partnership. Limited partnership units also have the risk that the limited partnership might, under certain circumstances, be treated as a general partnership giving rise to broader liability exposure to the limited partners for activities of the partnership. Further, the general partners of a limited partnership may be able to significantly change the business or asset structure of a limited partnership without the limited partners having any ability to disapprove any such changes. In certain limited partnerships, limited partners may also be required to return distributions previously made in the event that excess distributions have been made by the partnership, or in the event that the general partners, or their affiliates, are entitled to indemnification.

Investment Company Shares. Investment companies include open- and closed-end funds, exchange-traded funds, and any other pooled investment vehicle that meets the definition of an investment company under the 1940 Act, whether such companies are required to register under the 1940 Act or not. These investment companies typically incur fees that are separate from those fees incurred directly by the Fund. The Fund’s purchase of such investment company securities results in the layering of expenses, such that shareholders would indirectly bear a proportionate share of the operating expenses of such investment companies, including advisory fees, in addition to paying Fund expenses. Investments in registered investment company shares are subject to limitations prescribed by the 1940 Act and its rules, and applicable SEC staff interpretations or applicable exemptive relief granted by the SEC. The 1940 Act currently provides, in part, that the Fund generally may not purchase shares of a registered investment company if (a) such a purchase would cause the Fund to own in the aggregate more than 3% of the total outstanding voting stock of the investment company or (b) such a purchase would cause the Fund to have more than 5% of its total assets invested in the investment company or (c) more than 10% of the Fund’s total assets would be invested in the aggregate in all investment companies.

See also “Investment Limitations” and “Permitted Investments and Risk Factors—Exchange-Traded Funds.”

Leverage. Leveraging the Fund through borrowing or other means creates an opportunity for increased net income, but, at the same time, creates special risk considerations. For example, leveraging may exaggerate changes in the net asset value of the Fund’s shares and in the yield on the Fund’s portfolio. Although the principal amount of such borrowings will be fixed, the Fund’s assets may change in value during the time the borrowing is outstanding. Leveraging creates interest expenses for the Fund which could exceed the income from the assets retained. To the extent the income derived from securities purchased with borrowed funds exceeds the interest that the Fund will have to pay, the Fund’s net income will be greater than if leveraging were not used. Conversely, if the income from the assets retained with borrowed funds is not sufficient to cover the cost of leveraging, the net income of the Fund will be less than if leveraging were not used, and therefore the amount available for distribution to shareholders as dividends will be reduced.

Because the SEC staff believes that, among other transactions, reverse repurchase agreements and dollar roll transactions are collateralized borrowings, the SEC staff believes that they create leverage. The requirement that such transactions be fully

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collateralized by assets segregated by the Fund’s custodian or otherwise subject to “covering” techniques imposes a practical limit on the leverage these transactions create.

Loan Participation Notes. The Fund may invest in loan participation notes. A loan participation note represents participation in a corporate loan of a commercial bank with a remaining maturity of one year or less. Such loans must be to corporations in whose obligations the Fund may invest. Any participation purchased by the Fund must be issued by a bank in the United States with total assets exceeding $1 billion. When purchasing such instruments, the Fund may assume the credit risks associated with the original bank lender as well as the credit risks associated with the borrower. Investments in loan participations present the possibility that the Fund could be held liable as a co-lender under emerging legal theories of lender liability. In addition, if the loan is foreclosed, the Fund could be part owner of any collateral, and could bear the costs and liabilities of owning and disposing of the collateral. Loan participations are generally not rated by major rating agencies and may not be protected by securities laws. Also, loan participations are generally considered to be illiquid and are therefore subject to the Fund’s limitation on illiquid securities.

Lower-Rated Securities. The Fund may invest in lower-rated bonds commonly referred to as “junk bonds” or high-yield/high-risk securities. Lower-rated securities are defined as securities rated below the fourth highest rating category by a nationally recognized statistical rating organization (NRSRO). Such obligations are speculative and may be in default. There may be no bottom limit on the ratings of high-yield securities that may be purchased or held by the Fund. Lower-rated or unrated (i.e., high-yield) securities are more likely to react to developments affecting issuers than are more highly rated securities, which primarily react to movements in the general level of interest rates. The market values of fixed-income securities tend to vary inversely with the level of interest rates. Yields and market values of high-yield securities will fluctuate over time, reflecting not only changing interest rates but the market’s perception of credit quality and the outlook for economic growth. When economic conditions appear to be deteriorating, medium to lower-rated securities may decline in value due to heightened concern over credit quality, regardless of prevailing interest rates. Investors should carefully consider the relative risks of investing in high-yield securities and understand that such securities are not generally meant for short-term investing.

Adverse economic developments can disrupt the market for high-yield securities, and severely affect the ability of issuers, especially highly leveraged issuers, to service their debt obligations or to repay their obligations upon maturity which may lead to a higher incidence of default on such securities. In addition, the secondary market for high-yield securities, which is concentrated in relatively few market makers, may not be as liquid as the secondary market for more highly rated securities. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Furthermore, the Fund may experience difficulty in valuing certain securities at certain times. Prices realized upon the sale of such lower-rated or unrated securities, under these circumstances, may be less than the prices used in calculating the Fund’s net asset value.

Lower-rated or unrated debt obligations also present risks based on payment expectations. If an issuer calls the obligations for redemption, the Fund may have to replace the security with a lower yielding security, resulting in a decreased return for investors. If the Fund experiences unexpected net redemptions, it may be forced to sell its higher rated securities, resulting in a decline in the overall credit quality of the Fund’s investment portfolio and increasing the exposure of the Fund to the risks of high-yield securities.

Growth of High-Yield, High-Risk Bond Market: The widespread expansion of government, consumer and corporate debt within the U.S. economy has made the corporate sector more vulnerable to economic downturns or increased interest rates. Further, an economic downturn could severely disrupt the market for lower-rated bonds and adversely affect the value of outstanding bonds and the ability of the issuers to repay principal and interest. The market for lower-rated securities may be less active, causing market price volatility and limited liquidity in the secondary market. This may limit the Fund’s ability to sell such securities at their market value. In addition, the market for these securities may be adversely affected by legislative and regulatory developments. Credit quality in the junk bond market can change suddenly and unexpectedly, and even recently issued credit ratings may not fully reflect the actual risks imposed by a particular security.

Sensitivity to Interest Rate and Economic Changes: Lower-rated bonds are very sensitive to adverse economic changes and corporate developments. During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress that would adversely affect their ability to service their principal and interest payment obligations, to meet projected business goals, and to obtain additional financing. If the issuer of a bond defaulted on its obligations to pay interest or principal or entered into bankruptcy proceedings, the Fund may incur losses or expenses in seeking recovery of amounts owed to it. In addition, periods of economic uncertainty and change can be expected to result in increased volatility of market prices of high-yield, high-risk bonds and the Fund’s net asset value.

Payment Expectations: High-yield, high-risk bonds may contain redemption or call provisions. If an issuer exercised these provisions in a declining interest rate market, the Fund would have to replace the security with a lower yielding security, resulting in a decreased return for investors. Conversely, a high-yield, high-risk bond’s value will decrease in a rising interest rate market, as will the value of the Fund’s assets. If the Fund experiences significant unexpected net redemptions, this may force it to sell high-yield, high-risk bonds

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without regard to their investment merits, thereby decreasing the asset base upon which expenses can be spread and possibly reducing the Fund’s rate of return.

Taxes: The Fund may purchase debt securities (such as zero-coupon or pay-in-kind securities) that contain original issue discount. Original issue discount that accrues in a taxable year is treated as earned by the Fund and therefore is subject to the distribution requirements of the IRC even though the Fund has not received any interest payments on such obligations during that period. Because the original issue discount earned by the Fund in a taxable year is not represented by cash, the Fund may have to dispose of other securities and use the proceeds to make distributions to shareholders. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would have received in the absence of such transactions. See “Federal Income Taxes” for more information.

Market Disruption. During periods of extreme market volatility, prices of securities held by the Fund may be negatively impacted due to imbalances between market participants seeking to sell the same or similar securities and market participants willing or able to buy such securities. As a result, the market prices of securities held by the Fund could go down, at times without regard to the financial condition of or specific events impacting the issuer of the security.

The recent instability in the financial markets has led governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve their investment goals.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The Fund has established procedures to assess the liquidity of portfolio holdings and to value instruments for which market prices may not be readily available. The Advisor and sub-advisor(s) will monitor developments and seek to manage the Fund in a manner consistent with achieving the Fund’s investment goals, but there can be no assurance that they will be successful in doing so.

Micro-Cap Securities. The Fund may invest in companies whose total market capitalization at the time of investment is generally between $30 million and $500 million, referred to as micro-cap companies. Micro-cap companies may not be well-known to the investing public, may not have significant institutional ownership and may have cyclical, static or only moderate growth prospects. Micro-cap companies may have greater risk and volatility than large companies and may lack the management depth of larger, mature issuers. Micro-cap companies may have relatively small revenues and limited product lines, markets, or financial resources, and their securities may trade less frequently and in more limited volume than those of larger, more mature companies. In addition, micro-cap companies may be developing or marketing new products or services for which markets are not yet established and may never become established. As a result, the prices of their securities may fluctuate more than those of larger issuers.

Money Market Instruments. Money market securities are high-quality, dollar-denominated, short-term debt instruments. They include: (i) bankers’ acceptances, certificates of deposits, notes and time deposits of highly-rated U.S. banks and U.S. branches of foreign banks; (ii) U.S. Treasury obligations and obligations issued or guaranteed by the agencies and instrumentalities of the U.S. government; (iii) high-quality commercial paper issued by U.S. and foreign corporations; (iv) debt obligations with a maturity of one year or less issued by corporations with outstanding high-quality commercial paper ratings; and (v) repurchase agreements involving any of the foregoing obligations entered into with highly-rated banks and broker-dealers.

Mortgage-Related and Other Asset-Backed Securities.

Asset-Backed Securities. Asset-backed securities are secured by non-mortgage assets such as company receivables, truck and auto loans, leases and credit card receivables. Such securities are generally issued as pass-through certificates, which represent undivided fractional ownership interests in the underlying pools of assets. Such securities also may be debt instruments, which are also known as collateralized obligations and are generally issued as the debt of a special purpose entity, such as a trust, organized solely for the purpose of owning such assets and issuing such debt. Covered bonds are a type of asset backed security that is created from public sector loans or mortgage loans where the security is backed by a separate group of loans. Covered bonds typically carry a 2 to 10 year maturity rate and enjoy relatively high credit ratings, depending on the quality of the pool of loans backing the bond.

The credit quality of an asset-backed security (“ABS”) transaction depends on the performance of the underlying assets. ABS can be structured with various forms of credit enhancement to address the possibility that some borrowers could miss payments or even

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default on their loans. Some ABS are subject to interest-rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage Pass-Through Securities. Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a “pass-through” of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs which may be incurred. Some mortgage-related securities (such as securities issued by Government National Mortgage Association (GNMA) (“Ginnie Mae”)) are described as “modified pass-through.”  These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

The rate of pre-payments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. To the extent that unanticipated rates of pre-payment on underlying mortgages increase the effective duration of a mortgage-related security, the volatility of such security can be expected to increase. The residential mortgage market in the United States has experienced difficulties in recent years that may adversely affect the performance and market value of certain of the Fund’s mortgage-related investments. Delinquencies and losses on residential mortgage loans (especially subprime and second-lien mortgage loans) generally have increased and may continue to increase, and a decline in or flattening of housing values (as has been experienced and may continue to be experienced in many housing markets) may exacerbate such delinquencies and losses. Borrowers with adjustable rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates. Also, a number of residential mortgage loan originators have experienced serious financial difficulties or bankruptcy. Consequently, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.

Government Pass-Through Securities. Government pass-through securities are securities that are issued or guaranteed by a U.S. government agency representing an interest in a pool of mortgage loans. The primary issuers or guarantors of these mortgage-backed securities are Ginnie Mae, Federal National Mortgage Association (FNMA) (“Fannie Mae”), and Federal Home Loan Mortgage Corporation (FHLMC) (“Freddie Mac”). Ginnie Mae, Fannie Mae and Freddie Mac guarantee timely distributions of interest to certificate holders. Ginnie Mae and Fannie Mae also guarantee timely distributions of scheduled principal. Freddie Mac generally guarantees only the ultimate collection of principal of the underlying mortgage loan. Certain federal agencies, such as Ginnie Mae, have been established as instrumentalities of the United States government to supervise and finance certain types of activities. Issues of these agencies, while not direct obligations of the United States government, are either backed by the full faith and credit of the United States (e.g., Ginnie Mae securities) or supported by the issuing agencies’ right to borrow from the U.S. Treasury. The issues of other agencies are supported by the credit of the instrumentality (e.g., Fannie Mae securities). Government and private guarantees do not extend to the securities’ value, which is likely to vary inversely with fluctuations in interest rates.

There are a number of important differences among the agencies and instrumentalities of the U.S. government that issue mortgage-backed securities and among the securities that they issue. Mortgage-related securities issued by Ginnie Mae include GNMA Mortgage Pass-Through Certificates (also known as “Ginnie Mae Pass-Throughs”) which are guaranteed as to the timely payment of principal and interest by Ginnie Mae and such guarantee is backed by the full faith and credit of the U.S. Government. Ginnie Mae Pass-Throughs are created by an “issuer,” which is a Federal Housing Administration (“FHA”) approved mortgagee that also meets criteria imposed by Ginnie Mae. The issuer assembles a pool of FHA, Farmers’ Home Administration or Veterans’ Administration (“VA”) insured or guaranteed mortgages which are homogeneous as to interest rate, maturity and type of dwelling. Upon application by the issuer, and after approval by Ginnie Mae of the pool, Ginnie Mae provides its commitment to guarantee timely payment of principal and interest on the Ginnie Mae Pass-Throughs backed by the mortgages included in the pool. The Ginnie Mae Pass-Throughs, endorsed by Ginnie Mae, then are sold by the issuer through securities dealers. Ginnie Mae Pass-Throughs bear a stated “coupon rate” which represents the effective FHA-VA mortgage rate at the time of issuance, less fees from Ginnie Mae and the issuer. Ginnie Mae is authorized under the National Housing Act to guarantee timely payment of principal and interest on Ginnie Mae Pass-Throughs. This guarantee is backed by the full faith and credit of the U.S. Government. Ginnie Mae may borrow Treasury funds to the extent needed to make payments under its guarantee. When mortgages in the pool underlying a Ginnie Mae Pass-Through are prepaid

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by mortgagors or by result of foreclosure, such principal payments are passed through to the certificate holders. Accordingly, the life of the Ginnie Mae Pass-Through is likely to be substantially shorter than the stated maturity of the mortgages in the underlying pool. Because of such variation in prepayment rates, it is not possible to predict the life of a particular Ginnie Mae Pass-Through. Payments to holders of Ginnie Mae Pass-Throughs consist of the monthly distributions of interest and principal less the fees of Ginnie Mae and the issuer. The actual yield to be earned by a holder of a Ginnie Mae Pass-Through is calculated by dividing interest payments by the purchase price paid for the Ginnie Mae Pass-Through (which may be at a premium or a discount from the face value of the certificate). Monthly distributions of interest, as contrasted to semi-annual distributions which are common for other fixed interest investments, have the effect of compounding and thereby raising the effective annual yield earned on Ginnie Mae Pass-Throughs.

Mortgage-related securities issued by Fannie Mae include Fannie Mae Guaranteed Mortgage Pass-Through Certificates (also known as “Fannie Mae Pass-Throughs”) that are solely the obligations of Fannie Mae and are not backed by or entitled to the full faith and credit of the United States. Fannie Mae Pass-Throughs are guaranteed as to timely payment of the principal and interest by Fannie Mae.

Mortgage-related securities issued by Freddie Mac include FHLMC Mortgage Participation Certificates (also known as “Freddie Mac PCs”). Freddie Mac PCs are not guaranteed by the United States or by any Federal Home Loan Banks and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Mac PCs entitle the holder to timely payment of interest, which is guaranteed by Freddie Mac. Freddie Mac guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. When Freddie Mac does not guarantee timely payment of principal, Freddie Mac may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

Fannie Mae and Freddie Mac also are the subject of several continuing class action lawsuits and investigations by federal regulators over certain accounting, disclosure or corporate governance matters, which (along with any resulting financial restatements) may continue to have an adverse effect on the guaranteeing entities. Importantly, the future of the entities is in serious question as the U.S. Government reportedly is considering multiple options, ranging on a spectrum from nationalization, privatization, consolidation or abolishment of the entities. Future legislative and regulatory action could alter the operations, ownership, structure or mission of these institutions, each of which may, in turn, impact the value of, and cash flows on, any mortgage-backed securities guaranteed by Fannie Mae and Freddie Mac, including any such mortgage-backed securities held by the Fund.

Real Estate Investment Conduits (“REMICS”). REMICs are private entities formed for the purpose of holding a fixed pool of mortgages secured by interests in real property. For Freddie Mac REMIC Certificates, Freddie Mac guarantees the timely payment of interest, and also guarantees the payment of principal as payments are required to be made on the underlying mortgage participation certificates. Fannie Mae REMIC Certificates are issued and guaranteed as to timely distribution of principal and interest by Fannie Mae.

Collateralized Mortgage Obligations (“CMOs”). A CMO is a debt obligation of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. CMOs may be collateralized by whole mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, Freddie Mac, or Fannie Mae, and their income streams.

CMOs are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including pre-payments. Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain CMOs (known as “sequential pay” CMOs), payments of principal received from the pool of underlying mortgages, including pre-payments, are applied to the classes of CMOs in the order of their respective final distribution dates. Thus, no payment of principal will be made on any class of sequential pay CMOs until all other classes having an earlier final distribution date have been paid in full.

Commercial Mortgage-Backed Securities (“CMBS”). CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. The market for CMBS developed more recently and in terms of total outstanding principal amount of issues is relatively small compared to the market for residential single-family mortgage-backed securities. Many of the risks of investing in CMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. CMBS may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.

Mortgage Dollar Rolls. Mortgage “dollar rolls” are transactions in which mortgage-backed securities are sold for delivery in the current month and the seller simultaneously contracts to repurchase substantially similar securities on a specified future date. The difference between the sale price and the purchase price (plus any interest earned on the cash proceeds of the sale) is netted against the interest income foregone on the securities sold to arrive at an implied borrowing rate. Alternatively, the sale and purchase transactions

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can be executed at the same price, with the Fund being paid a fee as consideration for entering into the commitment to purchase. Mortgage dollar rolls may be renewed prior to cash settlement and initially may involve only a firm commitment agreement by the Fund to buy a security. If the broker-dealer to whom the Fund sells the security becomes insolvent, the Fund’s right to repurchase the security may be restricted. Other risks involved in entering into mortgage dollar rolls include the risk that the value of the security may change adversely over the term of the mortgage dollar roll and that the security the Fund is required to repurchase may be worth less than the security that the Fund originally held. The Fund will place U.S. government or other liquid securities in a segregated account in an amount sufficient to cover its repurchase obligation or otherwise “cover” its position in a manner consistent with the 1940 Act or the rules and SEC interpretations thereunder.

Stripped Mortgage-Backed Securities (“SMBS”). SMBS are derivative multi-class mortgage securities. SMBS may be issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. SMBS are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal.

In the most extreme case, one class will receive all of the interest (the interest-only or “IO” class), while the other class will receive the entire principal (the principal-only or “PO” class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including pre-payments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities. If the assets underlying the interest-only securities experience greater than anticipated prepayments of principal, the Fund may fail to recoup fully its initial investment in these securities. Conversely, principal-only securities tend to increase in value if prepayments are greater than anticipated and decline if prepayments are slower than anticipated. The secondary market for SMBS may be more volatile and less liquid than that for other mortgage-backed securities, potentially limiting the Fund’s ability to buy or sell these securities at any particular time.

Collateralized Loan Obligations (“CLOs”). A CLO is a type of asset-backed security that is an obligation of a trust typically collateralized by pools of loans, which may include domestic and foreign senior secured and unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade, or equivalent unrated loans. The cash flows from the trust are split into two or more portions, called tranches, which vary in risk and yield. The riskier portion is the residual, or “equity,” tranche, which bears some or all of the risk of default by the loans in the trust, and therefore protects the other more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche of a CLO trust typically has higher ratings and lower yields than its underlying securities, and can be rated investment grade. Despite the protection provided by the equity tranche, senior CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default, the total loss of the equity tranche due to losses in the collateral, market anticipation of defaults, fraud by the trust, and the illiquidity of CLO securities.

The risks of an investment in a CLO largely depend on the type of underlying collateral securities and the tranche in which the Fund invests. Typically, CLOs are privately offered and sold, and thus are not registered under the securities laws. As a result, the Fund may characterize its investments in CLOs as illiquid, unless an active dealer market for a particular CLO allows the CLO to be purchased and sold in Rule 144A transactions. CLOs are subject to the typical risks associated with debt instruments (i.e., interest rate risk and credit risk). Additional risks of CLOs include (i) the possibility that distributions from collateral securities will be insufficient to make interest or other payments, (ii) a decline in the quality of the collateral, and (iii) the possibility that the Fund may invest in a subordinate tranche of a CLO. In addition, due to the complex nature of a CLO, an investment in a CLO may not perform as expected. An investment in a CLO also is subject to the risk that the issuer and the investors may interpret the terms of the instrument differently, giving rise to disputes.

Municipal Securities. Municipal securities consist of (i) debt obligations issued by or on behalf of public authorities to obtain funds to be used for various public facilities, for refunding outstanding obligations, for general operating expenses, and for lending such funds to other public institutions and facilities; and (ii) certain private activity and industrial development bonds issued by or on behalf of public authorities to obtain funds to provide for the construction, equipment, repair, or improvement of privately operated facilities. Municipal notes include general obligation notes, tax anticipation notes, revenue anticipation notes, bond anticipation notes, certificates of indebtedness, demand notes and construction loan notes and participation interests in municipal notes. Municipal bonds include general obligation bonds, revenue or special obligation bonds, private activity and industrial development bonds, and participation interests in municipal bonds. General obligation bonds are backed by the taxing power of the issuing municipality. Revenue bonds are backed by the revenues of a project or facility. The payment of principal and interest on private activity and industrial development bonds generally is dependent solely on the ability of the facility’s user to meet its financial obligations and the pledge, if any, of real and personal property so financed as security for such payment. Yields on municipal securities are the product of a variety of factors, including the general conditions of the money market and of the municipal bond and municipal note markets, the size of a particular offering, the maturity of the obligation and the rating of the issue. Although the interest on municipal securities may be exempt from federal income tax, dividends paid by the Fund to its shareholders may not be tax-exempt.

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General Obligation Securities. General Obligation Securities are backed by the taxing power of the issuing municipality and are considered the safest type of municipal bond. The proceeds from general obligation securities are used to fund a wide range of public projects, including the construction or improvement of schools, highways and roads, and water and sewer systems.

Revenue or Special Obligation Securities. Revenue or Special Obligation Securities are backed by the revenues of a specific project or facility (e.g., tolls from a toll bridge). The proceeds from revenue or special obligation securities are used to fund a wide variety of capital projects, including electric, gas, water and sewer systems; highways, bridges and tunnels; port and airport facilities; colleges and universities; and hospitals. Many municipal issuers also establish a debt service reserve fund from which principal and interest payments are made. Further security may be available in the form of the state’s ability, without obligation, to make up deficits in the reserve fund.

Municipal Lease Obligations. Municipal Lease Obligations may take the form of a lease, an installment purchase or a conditional sale contract issued by state and local governments and authorities to acquire land, equipment and facilities. Usually, the Fund will purchase a participation interest in a municipal lease obligation from a bank or other financial intermediary. The participation interest gives the holder a pro-rata, undivided interest in the total amount of the obligation.

Municipal leases frequently have risks distinct from those associated with general obligation or revenue bonds. The interest income from the lease obligation may become taxable if the lease is assigned. Also, to free the municipal issuer from constitutional or statutory debt issuance limitations, many leases and contracts include non-appropriation clauses providing that the municipality has no obligation to make future payments under the lease or contract unless money is appropriated for that purpose by the municipality on a yearly or other periodic basis. Finally, the lease may be illiquid.

Bond Anticipation Notes. Bond Anticipation Notes are normally issued to provide interim financing until long-term financing can be arranged. The long-term bonds then provide money for the repayment of the notes.

Tax Anticipation Notes. Tax Anticipation Notes finance working capital needs of municipalities and are issued in anticipation of various seasonal tax revenues, to be payable for these specific future taxes.

Revenue Anticipation Notes. Revenue Anticipation Notes are issued in expectation of receipt of other kinds of revenue, such as federal revenues available under the Federal Revenue Sharing Program.

Industrial Development Bonds (“IDBs”) and Private Activity Bonds (“PABs”). IDBs and PABs are specific types of revenue bonds issued on or behalf of public authorities to finance various privately operated facilities such as educational, hospital or housing facilities, local facilities for water supply, gas, electricity, sewage or solid waste disposal, and industrial or commercial facilities. PABs generally are such bonds issued after April 15, 1986. These obligations are included within the term “municipal bonds” if the interest paid on them is exempt from federal income tax in the opinion of the bond issuer’s counsel. IDBs and PABs are in most case revenue bonds and thus are not payable from the unrestricted revenues of the issuer. The credit quality of the IDBs and PABs is usually directly related to the credit standing of the user of the facilities being financed, or some form of credit enhancement such as a letter of credit.

Resource Recovery Bonds. Resource Recovery Bonds are affected by a number of factors, which may affect the value and credit quality of these revenue or special obligations. These factors include the viability of the project being financed, environmental protection regulations and project operator tax incentives.

Tax-Exempt Commercial Paper and Short-Term Municipal Notes. Tax-Exempt Commercial Paper and Short-Term Municipal Notes provide for short-term capital needs and usually have maturities of one year or less. They include tax anticipation notes, revenue anticipation notes and construction loan notes.

Construction Loan Notes. Construction Loan Notes are sold to provide construction financing. After successful completion and acceptance, many projects receive permanent financing through the U.S. Federal Housing Administration by way of Fannie Mae or Ginnie Mae.

Put Bonds. Put Bonds are municipal bonds which give the holder the right to sell the bond back to the issuer or a third-party at a specified price and exercise date, which is typically well in advance of the bond’s maturity date.

Build America Bonds (“BABs”). BABs are taxable municipal bonds that carry special tax credits and federal subsidies for either the bond issuer or the bondholder. There are two types of BABs — Tax Credit BABs and Direct Payment BABs. Direct Payment BABs provide a federal subsidy of 35% of the interest paid on the bonds to the issuer. Tax Credit BABs provides a federal subsidy as a refundable tax credit directly to the bondholders. While the bondholder is the recipient of the tax credit through Tax Credit BABs, and

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the bond issuer is the recipient of the tax subsidy through Direct Payment BABs, both options reduce the cost of borrowing for the bond issuer in comparison to traditional taxable corporate bonds, and in many cases, it is more cost effective than issuing traditional tax-exempt bonds.

After purchase by the Fund, an issue of municipal securities may cease to be rated by Moody’s Investors Service, Inc. (Moody’s) or Standard and Poor’s Ratings Services (S&P), or another nationally recognized statistical rating organization (NRSRO), or the rating of such a security may be reduced below the minimum credit quality rating required for purchase by the Fund. Neither event would require the Fund to dispose of the security. To the extent that the ratings applied by Moody’s, S&P or another NRSRO to municipal securities may change as a result of changes in these rating systems, the Fund will attempt to use comparable credit quality ratings as standards for its investments in municipal securities.

The Fund may invest in municipal securities that are insured by financial insurance companies. If the Fund invests in municipal securities backed by insurance companies and other financial institutions, changes in the financial condition of these institutions could cause losses to the Fund and affect its share price.

The Fund may also invest in taxable municipal securities. Taxable municipal securities are debt securities issued by or on behalf of states and their political subdivisions, the District of Columbia, and possessions of the United States, the interest on which is not exempt from federal income tax.

The yields on municipal securities are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions of the municipal securities market, size of a particular offering, and maturity and rating of the obligation. Because many municipal securities are issued to finance similar projects, especially those related to education, healthcare, transportation and various utilities, conditions in those sectors and the financial condition of an individual municipal issuer can affect the overall municipal market. The market values of the municipal securities held by the Fund will be affected by changes in the yields available on similar securities. If yields increase following the purchase of a municipal security, the market value of such municipal security will generally decrease. Conversely, if yields decrease, the market value of a municipal security will generally increase.

Obligations of Supranational Entities. Obligations of supranational entities are obligations of entities established through the joint participation of several governments, such as the Asian Development Bank, the Inter-American Development Bank, International Bank of Reconstruction and Development (World Bank), African Development Bank, European Economic Community, European Investment Bank and the Nordic Investment Bank.

Options. A put option gives the purchaser of the option the right to sell, and the writer of the option the obligation to buy, the underlying security at any time during the option period. A call option gives the purchaser of the option the right to buy, and the writer of the option the obligation to sell, the underlying security at any time during the option period. The premium paid to the writer is the consideration for undertaking the obligations under the option contract. The initial purchase (sale) of an option contract is an “opening transaction.”  In order to close out an option position, the Fund may enter into a “closing transaction,” which is simply the sale (purchase) of an option contract on the same security with the same exercise price and expiration date as the option contract originally opened. If the Fund is unable to effect a closing purchase transaction with respect to an option it has written, it will not be able to sell the underlying security until the option expires or the Fund delivers the security upon exercise.

The Fund may purchase put and call options to protect against a decline in the market value of the securities in its portfolio or to anticipate an increase in the market value of securities that the Fund may seek to purchase in the future. The Fund will pay a premium when purchasing put and call options. If price movements in the underlying securities are such that exercise of the options would not be profitable for the Fund, loss of the premium paid may be offset by an increase in the value of the Fund’s securities or by a decrease in the cost of acquisition of securities by the Fund.

The Fund may write both covered call and put options. The Fund may write covered call options as a means of increasing the yield on its portfolio and as a means of providing limited protection against decreases in its market value. When the Fund sells an option, if the underlying securities do not increase or decrease to a price level that would make the exercise of the option profitable to the holder thereof, the option generally will expire without being exercised and the Fund will realize as profit the premium received for such option. When a call option written by the Fund is exercised, the Fund will be required to sell the underlying securities to the option holder at the strike price, and will not participate in any increase in the price of such securities above the strike price. When a put option written by the Fund is exercised, the Fund will be required to purchase the underlying securities at the strike price, which may be in excess of the market value of such securities.

The Fund may purchase and write options on an exchange or over-the-counter. Over-the-counter options (“OTC options”) differ from exchange-traded options in several respects. They are transacted directly with dealers and not with a clearing corporation, and therefore entail the risk of non-performance by the dealer. OTC options are available for a greater variety of securities and for a wider range of expiration dates and exercise prices than are available for exchange-traded options. Because OTC options are not traded on

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an exchange, pricing is done normally by reference to information from a market maker. It is the position of the staff of the SEC that OTC options are generally illiquid.

The Fund may purchase and write put and call options on foreign currencies (traded on U.S. and foreign exchanges or over-the-counter markets) to manage its exposure to exchange rates. Call options on foreign currencies written by the Fund will be “covered,” which means that the Fund will own an equal amount of the underlying foreign currency. With respect to put options on foreign currency written by the Fund, the Fund will establish a segregated account with its custodian consisting of cash or liquid, high grade debt securities in an amount equal to the amount the Fund would be required to pay upon exercise of the put, earmark assets as cover or otherwise “cover” its position in a manner consistent with the 1940 Act or the rules and SEC interpretations.

Buyers and sellers of foreign currency options are subject to the same risks that apply to options generally. There are certain additional risks associated with foreign currency options. The markets in foreign currency options are relatively new, and the Fund’s ability to establish and close out positions on such options is subject to the maintenance of a liquid secondary market. There can be no assurance that a liquid secondary market will exist for a particular option at any specific time. In addition, options on foreign currencies are affected by all of those factors that influence foreign exchange rates and investments generally.

The value of a foreign currency option depends upon the value of the underlying currency relative to the U.S. dollar. As a result, the price of the option position may vary with changes in the value of either or both currencies and may have no relationship to the investment merits of a foreign security. Because foreign currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the use of foreign currency options, investors may be disadvantaged by having to deal in an odd lot market (generally consisting of transactions of less than $1 million) for the underlying foreign currencies at prices that are less favorable than for round lots.

There is no systematic reporting of last sale information for foreign currencies or any regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Available quotation information is generally representative of very large transactions in the interbank market and thus may not reflect relatively smaller transactions (i.e., less than $1 million) where rates may be less favorable. The interbank market in foreign currencies is a global, around-the-clock market. To the extent that the U.S. option markets are closed while the markets for the underlying currencies remain open, significant price and rate movements may take place in the underlying markets that cannot be reflected in the options markets until they reopen.

The Fund may purchase and write put and call options on indices and enter into related closing transactions. Put and call options on indices are similar to options on securities except that options on an index give the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the underlying index is greater than (or less than, in the case of puts) the exercise price of the option. This amount of cash is equal to the difference between the closing price of the index and the exercise price of the option, expressed in dollars multiplied by a specified number. Thus, unlike options on individual securities, all settlements are in cash, and gain or loss depends on price movements in the particular market represented by the index generally, rather than the price movements in individual securities. The Fund may choose to terminate an option position by entering into a closing transaction. The ability of the Fund to enter into closing transactions depends upon the existence of a liquid secondary market for such transactions.

All options written on indices must be covered. When the Fund writes an option on an index, it will establish a segregated account containing cash or liquid securities with its custodian in an amount at least equal to the market value of the option and will maintain the account while the option is open or will otherwise cover the transaction.

The Fund will not engage in transactions involving interest rate futures contracts for speculation but only as a hedge against changes in the market values of debt securities held or intended to be purchased by the Fund and where the transactions are appropriate to reduce the Fund’s interest rate risks. There can be no assurance that hedging transactions will be successful. The Fund also could be exposed to risks if it cannot close out its futures or options positions because of any illiquid secondary market.

Futures and options have effective durations that, in general, are closely related to the effective duration of the securities that underlie them. Holding purchased futures or call option positions (backed by segregated cash or other liquid securities) will lengthen the duration of the Fund’s portfolio.

Risks associated with options transactions include: (1) the success of a hedging strategy may depend on an ability to predict movements in the prices of individual securities, fluctuations in markets and movements in interest rates; (2) there may be an imperfect correlation between the movement in prices of options and the securities underlying them; (3) there may not be a liquid secondary market for options; and (4) while the Fund will receive a premium when it writes covered call options, it may not participate fully in a rise in the market value of the underlying security.

Caps, Collars and Floors. Caps and floors have an effect similar to buying or writing options. In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For

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example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed-upon level. The seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.

Inverse Floaters. The Fund may invest in inverse floaters. Inverse floaters are derivative securities whose interest rates vary inversely to changes in short-term interest rates and whose values fluctuate inversely to changes in long-term interest rates. The value of certain inverse floaters will fluctuate substantially more in response to a given change in long-term rates than would a traditional debt security. These securities have investment characteristics similar to leverage, in that interest rate changes have a magnified effect on the value of inverse floaters.

Ordinary Shares. Ordinary shares are shares of foreign issuers that are traded abroad and on a United States exchange. Ordinary shares may be purchased with and sold for U.S. dollars. Investing in foreign companies may involve risks not typically associated with investing in United States companies. See “Securities of Foreign Issuers.”

Overseas Private Investment Corporation Certificates. The Fund may invest in Certificates of Participation issued by the Overseas Private Investment Corporation (“OPIC”). OPIC is a U.S. government agency that sells political risk insurance and loans to help U.S. businesses invest and compete in over 150 emerging markets and developing nations worldwide. OPIC provides medium to long-term loans and guaranties to projects involving significant equity or management participation. OPIC can lend on either a project finance or a corporate finance basis in countries where conventional institutions are often unable or unwilling to lend on such a basis. OPIC issues Certificates of Participation to finance projects undertaken by U.S. companies. These certificates are guaranteed by OPIC and backed by the full faith and credit of the U.S. government.

Participation Interests. The Fund may invest in participation interests in fixed income securities. A participation interest provides the certificate holder with a specified interest in an issue of fixed income securities.

Some participation interests give the holders differing interests in the underlying securities, depending upon the type or class of certificate purchased. For example, coupon strip certificates give the holder the right to receive a specific portion of interest payments on the underlying securities; principal strip certificates give the holder the right to receive principal payments and the portion of interest not payable to coupon strip certificate holders. Holders of certificates of participation in interest payments may be entitled to receive a fixed rate of interest, a variable rate that is periodically reset to reflect the current market rate or an auction rate that is periodically reset at auction. Asset-backed residuals represent interests in any excess cash flow remaining after required payments of principal and interest have been made.

More complex participation interests involve special risk considerations. Since these instruments have only recently been developed, there can be no assurance that any market will develop or be maintained for the instruments. Generally, the fixed income securities that are deposited in trust for the holders of these interests are the sole source of payments on the interests; holders cannot look to the sponsor or trustee of the trust or to the issuers of the securities held in trust or to any of their affiliates for payment.

Participation interests purchased at a discount may experience price volatility. Certain types of interests are sensitive to fluctuations in market interest rates and to prepayments on the underlying securities. A rapid rate of prepayment can result in the failure to recover the holder’s initial investment.

The extent to which the yield to maturity of a participation interest is sensitive to prepayments depends, in part, upon whether the interest was purchased at a discount or premium, and if so, the size of that discount or premium. Generally, if a participation interest is purchased at a premium and principal distributions occur at a rate faster than that anticipated at the time of purchase, the holder’s actual yield to maturity will be lower than that assumed at the time of purchase. Conversely, if a participation interest is purchased at a discount and principal distributions occur at a rate faster than that assumed at the time of purchase, the investor’s actual yield to maturity will be higher than that assumed at the time of purchase.

Participation interests in pools of fixed income securities backed by certain types of debt obligations involve special risk considerations. The issuers of securities backed by automobile and truck receivables typically file financing statements evidencing security interests in the receivables, and the servicers of those obligations take and retain custody of the obligations. If the servicers, in contravention of their duty to the holders of the securities backed by the receivables, were to sell the obligations, the third-party purchasers could acquire an interest superior to the interest of the security holders. Also, most states require that a security interest in a vehicle must be noted on the certificate of title and the certificate of title may not be amended to reflect the assignment of the lender’s security interest. Therefore, the recovery of the collateral in some cases may not be available to support payments on the securities. Securities backed by credit card receivables are generally unsecured, and both federal and state consumer protection laws may allow set-offs against certain amounts owed.

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Pay in-Kind (PIK) Bonds. Pay in-kind bonds are securities which, at the issuer’s option, pay interest in either cash or additional securities for a specified period. Pay in-kind bonds, like zero coupon bonds, are designed to give an issuer flexibility in managing cash flow. Pay in-kind bonds are expected to reflect the market value of the underlying debt plus an amount representing accrued interest since the last payment. Pay in-kind bonds are usually less volatile than zero coupon bonds, but more volatile than cash pay securities.

Preferred Stock. Preferred stock has a preference over common stock in liquidation (and generally for dividend receipt as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends generally are payable only if declared by the issuer’s board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.

Over-The-Counter Stocks. The Fund may invest in over-the-counter stocks. In contrast to the securities exchanges, the over-the-counter market is not a centralized facility that limits trading activity to securities of companies which initially satisfy certain defined standards. Generally, the volume of trading in an unlisted or over-the-counter common stock is less than the volume of trading in a listed stock. This means that the depth of market liquidity of some stocks in which the Fund invests may not be as great as that of other securities and, if the Fund were to dispose of such a stock, they might have to offer the shares at a discount from recent prices, or sell the shares in small lots over an extended period of time.

Privatization. Privatizations are foreign government programs for selling all or part of the interests in government owned or controlled enterprises. The ability of a U.S. entity to participate in privatizations in certain foreign countries may be limited by local law, or the terms on which the Fund may be permitted to participate may be less advantageous than those applicable for local investors. There can be no assurance that foreign governments will continue to sell their interests in companies currently owned or controlled by them or that privatization programs will be successful.

Receipts. Receipts are sold as zero coupon securities, which mean that they are sold at a substantial discount and redeemed at face value at their maturity date without interim cash payments of interest or principal. This discount is accreted over the life of the security, and such accretion will constitute the income earned on a security for both accounting and federal income tax purposes. Because of these features, such securities may be subject to greater interest rate volatility than interest paying investments.

Real Estate Investment Trusts (“REITs”). The Fund may invest in REITs, which pool investors’ money for investment in income producing commercial real estate or real estate related loans or interests.

A REIT is not subject to federal income tax on income distributed to its shareholders or unitholders if it complies with regulatory requirements relating to its organization, ownership, assets and income, and with a regulatory requirement that it distribute to its shareholders or unitholders at least 90% of its taxable income for each taxable year. Generally, REITs can be classified as Equity REITs, Mortgage REITs and Hybrid REITs. Equity REITs invest the majority of their assets directly in real property and derive their income primarily from rents and capital gains from appreciation realized through property sales. Mortgage REITs invest the majority of their assets in real estate mortgages and derive their income primarily from interest payments. Hybrid REITs combine the characteristics of both Equity and Mortgage REITs. A shareholder in the Fund should realize that by investing in REITs indirectly through the Fund, he or she will bear not only his or her proportionate share of the expenses of the Fund, but also indirectly, similar expenses of underlying REITs.

The Fund may be subject to certain risks associated with the direct investments of the REITs. REITs may be affected by changes in their underlying properties and by defaults by borrowers or tenants. Mortgage REITs may be affected by the quality of the credit extended. Furthermore, REITs are dependent on specialized management skills. Some REITs may have limited diversification and may be subject to risks inherent in financing a limited number of properties. REITs depend generally on their ability to generate cash flow to make distributions to shareholders or unitholders, and may be subject to defaults by borrowers and to self-liquidations. In addition, the performance of a REIT may be affected by its failure to qualify for tax-free pass-through of income under the IRC or its failure to maintain exemption from registration under the 1940 Act.

Repurchase Agreements. Repurchase agreements are transactions by which the Fund purchases a security and simultaneously commits to resell that security to the seller at an agreed upon time and price, thereby determining the yield during the term of the agreement. In the event of a bankruptcy or other default of the seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying security and losses. To minimize these possibilities, the Fund intends to enter into repurchase agreements only with its custodian, with banks having assets in excess of $10 billion and with broker-dealers who are recognized as primary dealers in U.S. government obligations by the Federal Reserve Bank of New York. Collateral for repurchase agreements is held in safekeeping in the customer-only account of the Fund’s custodian at the Federal Reserve Bank. The Fund will not enter into a

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repurchase agreement not terminable within seven days if, as a result thereof, more than 15% of the value of its net assets would be invested in such securities and other illiquid securities.

Although the securities subject to a repurchase agreement might bear maturities exceeding one year, settlement for the repurchase would never be more than one year after the Fund’s acquisition of the securities and normally would be within a shorter period of time. The resale price will be in excess of the purchase price, reflecting an agreed upon market rate effective for the period of time the Fund’s money will be invested in the securities, and will not be related to the coupon rate of the purchased security. At the time the Fund enters into a repurchase agreement, the value of the underlying security, including accrued interest, will equal or exceed the value of the repurchase agreement, and in the case of a repurchase agreement exceeding one day, the seller will agree that the value of the underlying security, including accrued interest, will at all times equal or exceed the value of the repurchase agreement. The collateral securing the seller’s obligation must consist of cash or securities that are issued or guaranteed by the United States government or its agencies. The collateral will be held by the custodian or in the Federal Reserve Book Entry System.

For purposes of the 1940 Act, a repurchase agreement is deemed to be a loan from the Fund to the seller subject to the repurchase agreement and is therefore subject to the Fund’s investment restriction applicable to loans. It is not clear whether a court would consider the securities purchased by the Fund subject to a repurchase agreement as being owned by that Fund or as being collateral for a loan by the Fund to the seller. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before repurchase of the security under a repurchase agreement, the Fund may encounter delays and incur costs before being able to sell the security. Delays may involve loss of interest or decline in price of the security. If a court characterized the transaction as a loan and the Fund has not perfected a security interest in the security, the Fund may be required to return the security to the seller’s estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Fund would be at risk of losing some or all of the principal and income involved in the transaction. As with any unsecured debt obligation purchased for the Fund, the sub-advisor seeks to minimize the risk of loss through repurchase agreements by analyzing the creditworthiness of the obligor, in this case, the seller. Apart from the risk of bankruptcy or insolvency proceedings, there is also the risk that the seller may fail to repurchase the security, in which case the Fund may incur a loss if the proceeds to the Fund of the sale of the security to a third party are less than the repurchase price. However, if the market value of the securities subject to the repurchase agreement becomes less than the repurchase price (including interest), the Fund involved will direct the seller of the security to deliver additional securities so that the market value of all securities subject to the repurchase agreement will equal or exceed the repurchase price. It is possible that the Fund will be unsuccessful in seeking to enforce the seller’s contractual obligation to deliver additional securities.

Reverse Repurchase Agreement, Dollar Roll, and Reverse Dollar Roll Transactions. A reverse repurchase agreement involves a sale by the Fund of securities that it holds to a bank, broker-dealer or other financial institution concurrently with an agreement by the Fund to repurchase the same securities at an agreed-upon price and date. Reverse repurchase agreements are considered borrowing by the Fund and are subject to the Fund’s limitations on borrowing. A dollar roll transaction involves a sale by the Fund of an eligible security to a financial institution concurrently with an agreement by the Fund to repurchase a similar eligible security from the institution at a later date at an agreed-upon price. A reverse dollar roll transaction involves a purchase by the Fund of an eligible security from a financial institution concurrently with an agreement by the Fund to resell a similar security to the institution at a later date at an agreed-upon price. The Fund will fully collateralize its reverse repurchase agreements, dollar roll and reverse dollar roll transactions in an amount at least equal to the Fund’s obligations under the reverse repurchase agreement, dollar roll or reverse dollar roll transaction by segregating cash or other liquid securities, earmarking cash or other liquid securities or otherwise “covering” its position in a manner consistent with the 1940 Act or the rules and SEC interpretations.

Royalty Trusts. Royalty trusts are structured similarly to REITs. A royalty trust generally acquires an interest in natural resource companies or chemical companies and distributes the income it receives to the investors of the royalty trust. A sustained decline in demand for crude oil, natural gas and refined petroleum products could adversely affect income and royalty trust revenues and cash flows. Factors that could lead to a decrease in market demand include a recession or other adverse economic conditions, an increase in the market price of the underlying commodity, higher taxes or other regulatory actions that increase costs, or a shift in consumer demand for such products. A rising interest rate environment could adversely impact the performance of royalty trusts. Rising interest rates could limit the capital appreciation of royalty trusts because of the increased availability of alternative investments at more competitive yields.

Rule 144A Securities. Rule 144A securities are securities exempt from registration on resale pursuant to Rule 144A under the Securities Act of 1933, as amended (“1933 Act”). Rule 144A securities are traded in the institutional market pursuant to this registration exemption, and, as a result, may not be as liquid as exchange-traded securities since they may only be resold to certain qualified institutional investors. Due to the relatively limited size of this institutional market, these securities may affect the liquidity of Rule 144A securities to the extent that qualified institutional buyers become, for a time, uninterested in purchasing such securities. Nevertheless, Rule 144A securities may be treated as liquid securities pursuant to procedures adopted by the Trust’s Board.

Securities Lending. In order to generate additional income, the Fund may lend its securities pursuant to agreements requiring that the loan be continuously secured by collateral consisting of: (1) cash in U.S. dollars; (2) securities issued or fully guaranteed by the

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United States government or issued and unconditionally guaranteed by any agencies thereof; or (3) irrevocable performance letters of credit issued by banks approved by the Fund. All collateral must equal at least 100% of the market value of the loaned securities. The Fund continues to receive interest on the loaned securities while simultaneously earning interest on the investment of cash collateral. Collateral is marked to market daily. There may be risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially or become insolvent. In addition, cash collateral invested by the lending Fund is subject to investment risk and the Fund may experience losses with respect to its collateral investments. The SEC currently requires that the following conditions must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must receive at least 100% cash collateral from the borrower; (2) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custodian fees approved by the Board in connection with the loan; (6) while voting rights on the loaned securities may pass to the borrower, the Board must terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs, and (7) the Fund may not loan its portfolio securities so that the value of the loaned securities is more than one-third of its total asset value, including collateral received from such loans.

Short Sales. In a short sale, the Fund sells a security, which it does not own, in anticipation of a decline in the market value of the security. To complete the sale, the Fund must borrow the security (generally from the broker through which the short sale is made) in order to make delivery to the buyer. The Fund must replace the security borrowed by purchasing it at the market price at the time of replacement. The Fund is said to have a “short position” in the securities sold until it delivers them to the broker. The period during which the Fund has a short position can range from one day to more than a year. Until the Fund replaces the security, the proceeds of the short sale are retained by the broker, and the Fund must pay to the broker a negotiated portion of any dividends or interest, which accrue during the period of the loan. A short sale is “against the box” if at all times during which the short position is open, the Fund owns at least an equal amount of the securities or securities convertible into, or exchangeable without further consideration for, securities of the same issue as the securities that are sold short. A short sale against the box is a taxable transaction to the Fund with respect to the securities that are sold short.

In the view of the SEC, a short sale involves the creation of a “senior security” as such term is defined in the 1940 Act, unless the sale is “against the box” and the securities sold short are placed in a segregated account (not with the broker), or unless the Fund’s obligation to deliver the securities sold short is otherwise “covered,” whether by placing assets in a segregated account or otherwise earmarking assets as cover in an amount equal to the difference between the market value of the securities sold short at the time of the short sale and any such collateral required to be deposited with a broker in connection with the sale (not including the proceeds from the short sale), which difference is adjusted daily for changes in the value of the securities sold short, or otherwise. Any fund that engages in short sales will comply with these requirements.

Sovereign Debt. Investment in sovereign debt can involve a high degree of risk. The governmental entity that controls the repayment of sovereign debt may not be able or willing to repay the principal or interest when due in accordance with the terms of such debt. A governmental entity’s willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity’s policy towards the International Monetary Fund and the political constraints to which a governmental entity may be subject. Governmental entities may also be dependent on expected disbursements from foreign governments, multilateral agencies and others abroad to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on the implementation of economic reforms or economic performance and the timely service of such debtor’s obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds to the governmental entity, which may further impair such debtor’s ability or willingness to timely service its debts. Consequently, governmental entities may default on their sovereign debt.

Holders of sovereign debt may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. In the event of a default by a governmental entity, there may be few or no effective legal remedies for collecting on such debt.

Stand-By Commitments. When the Fund purchases municipal obligations, it may also acquire stand-by commitments from banks and broker-dealers with respect to such municipal obligations. A stand-by commitment is the equivalent of a put option acquired by the Fund with respect to a particular municipal obligation held in its portfolio. A stand-by commitment is a security independent of the municipal obligation to which it relates. The amount payable by a bank or dealer during the time a stand-by commitment is exercisable, absent unusual circumstances relating to a change in market value, would be substantially the same as the value of the underlying municipal obligation. A stand-by commitment might not be transferable by the Fund, although it could sell the underlying municipal obligation to a third-party at any time.

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The Fund expects that stand-by commitments generally will be available without the payment of direct or indirect consideration. However, if necessary and advisable, the Fund may pay for stand-by commitments either separately in cash or by paying a higher price for portfolio securities which are acquired subject to such a commitment (thus reducing the yield to maturity otherwise available for the same securities). The total amount paid in either manner for outstanding stand-by commitments held by the Fund will not exceed 10% of the value of the Fund’s total assets calculated immediately after each stand-by commitment is acquired. The Fund will enter into stand-by commitments only with banks and broker-dealers that, in the judgment of the Advisor or sub-advisor, as the case may be, present minimal credit risks.

Step Coupon Bonds (“STEPS”). The Fund may invest in STEPS, which pay interest at a series of different rates (including 0%) in accordance with a stated schedule for a series of periods. In addition to the risks associated with the credit rating of the issuers, these securities may be subject to more volatility risk than fixed rate debt securities.

Structured Investments. Structured investments are derivatives in the form of a unit or units representing an undivided interest(s) in assets held in a trust that is not an investment company as defined in the 1940 Act. A trust unit pays a return based on the total return of securities and other investments held by the trust and the trust may enter into one or more swaps to achieve its goal. For example, a trust may purchase a basket of securities and agree to exchange the return generated by those securities for the return generated by another basket or index of securities. The Fund will purchase structured investments in trusts that engage in such swaps only where the counterparties are approved by the Advisor or sub-advisor, as the case may be.

Structured Notes. The Fund may invest in structured notes, including “total rate of return swaps,” with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of leverage, which magnifies the risk of loss, because a relatively small decline in the value of a referenced note could result in a relatively large loss in value.

Swap Agreements. A swap is a financial instrument that typically involves the exchange of cash flows between two parties on specified dates (settlement dates), where the cash flows are based on agreed-upon prices, rates, indices, etc. The nominal amount on which the cash flows are calculated is called the notional amount. Swaps are individually negotiated and structured to include exposure to a variety of different types of investments or market factors, such as interest rates, foreign currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates.

Swap agreements may increase or decrease the overall volatility of the investments of the Fund and its share price. The performance of swap agreements may be affected by a change in the specific interest rate, currency, or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counter-party’s creditworthiness declines, the value of a swap agreement would be likely to decline, potentially resulting in losses.

Generally, swap agreements have a fixed maturity date that will be agreed upon by the parties. The agreement can be terminated before the maturity date only under limited circumstances, such as default by one of the parties or insolvency, among others, and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or by other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counter-party is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses. If the Fund enters into a swap agreement on a net basis, it will segregate assets with a daily value at least equal to the excess, if any, of the Fund’s accrued obligations under the swap agreement over the accrued amount the Fund is entitled to receive under the agreement. If the Fund enters into a swap agreement on other than a net basis, it will segregate assets with a value equal to the full amount of the Fund’s accrued obligations under the agreement.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a stock, stock index or basket of stocks in return for a specified interest rate. By entering into an equity index swap, for example, the index receiver can gain exposure to stocks making up the index of securities without actually purchasing those stocks. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the return on the interest rate that the Fund will be committed to pay.

Interest Rate Swaps. Interest rate swaps are financial instruments that involve the exchange of one type of interest rate for another type of interest rate cash flow on specified dates in the future. Some of the different types of interest rate swaps are “fixed-for floating-rate swaps,” “termed basis swaps” and “index amortizing swaps.” Fixed-for floating-rate swaps involve the exchange of fixed interest rate cash flows for floating-rate cash flows. Termed basis swaps entail cash flows to both parties based on floating interest rates, where the

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interest rate indices are different. Index amortizing swaps are typically fixed-for floating swaps where the notional amount changes if certain conditions are met.

Like a traditional investment in a debt security, the Fund could lose money by investing in an interest rate swap if interest rates change adversely. For example, if the Fund enters into a swap where it agrees to exchange a floating-rate of interest for a fixed rate of interest, the Fund may have to pay more money than it receives. Similarly, if the Fund enters into a swap where it agrees to exchange a fixed rate of interest for a floating-rate of interest, the Fund may receive less money than it has agreed to pay.

Currency Swaps. A currency swap is an agreement between two parties in which one party agrees to make interest rate payments in one currency and the other promises to make interest rate payments in another currency. The Fund may enter into a currency swap when it has one currency and desires a different currency. Typically the interest rates that determine the currency swap payments are fixed, although occasionally one or both parties may pay a floating-rate of interest. Unlike an interest rate swap, however, the principal amounts are exchanged at the beginning of the contract and returned at the end of the contract. Changes in foreign exchange rates and changes in interest rates, as described above, may negatively affect currency swaps.

Credit Default Swaps (“CDSs”). A CDS is an agreement between the Fund and a counterparty that enables the Fund to buy or sell protection against a credit event related to a referenced debt obligation. One party, acting as a “protection buyer,” makes periodic payments to the other party, a “protection seller,” in exchange for a promise by the protection seller to make a payment to the protection buyer if a negative credit event (such as a delinquent payment or default) occurs with respect to a referenced bond or group of bonds. Acting as a protection seller allows the Fund to create an investment exposure similar to owning a bond. Acting as a protection buyer allows the Fund potentially to reduce its credit exposure to a bond it owns or to take a “short” position in a bond it does not own.

As the protection buyer in a CDS, the Fund may pay a premium (by means of periodic payments) in return for the right to deliver specified bonds or loans to the protection seller and receive the par (or other agreed-upon) value upon default or similar events by the issuer of the underlying reference obligation. If no default occurs, the protection seller would keep the stream of payments and would have no further obligations to the Fund. As the protection buyer, the Fund bears the risk that the investment might expire worthless or that the protection seller may fail to satisfy its payment obligations to the Fund in the event of a default or similar event. In addition, when the Fund is a protection buyer, the Fund’s investment would only generate income in the event of an actual default or similar event by the issuer of the underlying reference obligation.

The Fund may also use credit default swaps for investment purposes by selling a CDS, in which case, the Fund, as the protection seller, would be required to pay the par (or other agreed-upon) value of a referenced debt obligation to the protection buyer in the event of a default or similar event by the third-party issuer of the underlying reference obligation. In return for its obligation, the Fund would receive from the protection buyer a periodic stream of payments over the term of the contract. If no credit event occurs, the Fund would keep the stream of payments and would have no payment obligations. As the protection seller in a CDS, the Fund effectively adds economic leverage to its portfolio because, in addition to its total net assets, the Fund is subject to investment exposure on the notional amount of the swap. Consistent with SEC staff guidance, if the Fund sells a CDS it will segregate assets equal to the full notional amount of the swap in order to cover its obligations under the instrument.

In addition to the risks applicable to derivatives generally, CDSs involve special risks because they may be difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Options on Swap Agreements (“swaptions”). The Fund also may enter into swaptions. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular swaption, the Fund will generally incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when the Fund writes a swaption, upon exercise of the option by the buyer of the option, the Fund will become obligated according to the terms of the underlying swap agreement.

Whether the Fund’s use of swap agreements or swaptions will be successful in furthering its investment goals will depend on the sub-advisor(s)’ ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty.

Other Types of Financial Instruments. If other types of financial instruments, including other types of options, futures contracts, or futures options are traded in the future, the Fund may also use those instruments, provided that such instruments are consistent with the Fund’s investment goals.

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Tender Option Bonds. A tender option bond is a municipal security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax-exempt rates, that has been coupled with the agreement of a third-party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the municipal security’s fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. The Advisor or sub-advisor as the case may be, will consider on an ongoing basis the creditworthiness of the issuer of the underlying municipal securities, of any custodian, and of the third-party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal of interest on the underlying municipal securities and for other reasons.

Time Deposits. Time deposits are non-negotiable receipts issued by a bank in exchange for the deposit of funds. Like a certificate of deposit, it earns a specified rate of interest over a definite period of time; however, it cannot be traded in the secondary market. Time deposits with a withdrawal penalty are considered to be illiquid securities.

Temporary Defensive Investments. The Fund may, for temporary defensive purposes, invest up to 100% of its total assets in money market instruments (including U.S. government securities, bank obligations, commercial paper rated in the highest rating category by an NRSRO and repurchase agreements involving the foregoing securities), shares of money market investment companies (to the extent permitted by applicable law and subject to certain restrictions) and cash.

Trust Preferred Securities. Trust preferred securities are issued by a special purpose trust subsidiary backed by subordinated debt of the corporate parent. Trust preferred securities currently permit the issuing entity to treat the interest payments as a tax-deductible cost. These securities, which have no voting rights, have a final stated maturity date and a fixed schedule for periodic payments. In addition, these securities have provisions which afford preference over common and preferred stock upon liquidation, although the securities are subordinated to other, more senior debt securities of the same issuer. The issuers of these securities have the right to defer interest payments for a period of up to five years, although interest continues to accrue cumulatively. The deferral of payments may not exceed the stated maturity date of the securities themselves. The non-payment of deferred interest at the end of the permissible period will be treated as an event of default. At the present time, the Internal Revenue Service (“IRS”) treats trust preferred securities as debt.

U.S. Government Securities. U.S. government securities are obligations issued or guaranteed by the U.S. government, its agencies, authorities or instrumentalities. Some U.S. government securities, such as U.S. Treasury bills, U.S. Treasury notes and U.S. Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the United States. Others are supported by: (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the Federal Home Loan Banks; (ii) the discretionary authority of the U.S. government to purchase the agency’s obligations, such as securities of Fannie Mae or Freddie Mac; or (iii) only the credit of the issuer, such as securities of the Student Loan Marketing Association. No assurance can be given that the U.S. government will provide financial support in the future to U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States.

Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include: (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities or instrumentalities; and (ii) participation interests in loans made to foreign governments or other entities that are so guaranteed. The secondary market for certain of these participation interests is limited and, therefore, may be regarded as illiquid.

U.S. Treasury Obligations. U.S. Treasury Obligations are bills, notes and bonds issued by the U.S. Treasury, and separately traded interest and principal component parts of such obligations that are transferable through the federal book-entry system known as separately traded registered interest and principal securities (“STRIPS”) and coupons under book entry safekeeping (“CUBES”). They also include U.S. Treasury inflation-protection securities (“TIPS”).

Variable- and Floating-Rate Instruments. Certain obligations may carry variable or floating rates of interest, and may involve a conditional or unconditional demand feature. Such instruments bear interest at rates which are not fixed, but which vary with changes in specified market rates or indices. The interest rates on these securities may be reset daily, weekly, quarterly or some other reset period, and may have a floor or ceiling on interest rate changes. There is a risk that the current interest rate on such obligations may not accurately reflect existing market interest rates. A demand instrument with a demand notice exceeding seven days may be considered illiquid if there is no secondary market for such security.

Warrants and Rights. Warrants are instruments giving holders the right, but not the obligation, to buy equity or fixed income

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securities of a company at a given price during a specified period. Rights are similar to warrants but normally have a short life span to expiration. The purchase of warrants or rights involves the risk that the Fund could lose the purchase value of a warrant or right if the right to subscribe to additional shares is not exercised prior to the warrants’ and rights’ expiration. Also, the purchase of warrants and/or rights involves the risk that the effective price paid for the warrants and/or rights added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security. Buying a warrant does not make the Fund a shareholder of the underlying stock. The warrant holder has no voting or dividend rights with respect to the underlying stock. A warrant does not carry any right to assets of the issuer, and for this reason investment in warrants may be more speculative than other equity-based investments.

When-Issued, Delayed Delivery Securities, and Forward Commitment Transactions. The Fund may purchase securities on a when-issued or delayed-delivery basis, in which case delivery of the securities occurs beyond the normal settlement period; payment for or delivery of the securities would be made prior to the reciprocal delivery or payment by the other party to the transaction. When-issued or delayed delivery securities are subject to market fluctuations due to changes in market interest rates and it is possible that the market value at the time of settlement could be higher or lower than the purchase price if the general level of interest rates has changed. Although the Fund generally purchases securities on a when-issued or forward commitment basis with the intention of actually acquiring the securities for its investment portfolio, the Fund may dispose of a when-issued security or forward commitment prior to settlement if it deems appropriate.

Yankee Obligations. Yankee obligations (“Yankees”) are U.S. dollar-denominated instruments of foreign issuers who either register with the SEC or issue securities under Rule 144A of the 1933 Act. These consist of debt securities (including preferred or preference stock of non-governmental issuers), certificates of deposit, fixed time deposits and bankers’ acceptances issued by foreign banks, and debt obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies and supranational entities. Some securities issued by foreign governments or their subdivisions, agencies and instrumentalities may not be backed by the full faith and credit of the foreign government. Yankee obligations, as obligations of foreign issuers, are subject to the same types of risks discussed above in “Securities of Foreign Issuers.” The Yankee obligations selected for the Fund will adhere to the same credit quality standards as those utilized for the selection of domestic debt obligations.

Zero Coupon Securities. The Fund may invest in zero coupon bonds of governmental or private issuers that generally pay no interest to their holders prior to maturity. Since zero coupon bonds do not make regular interest payments, they allow an issuer to avoid the need to generate cash to meet current interest payments and may involve greater credit risks than bonds paying interest currently. The IRC requires that the Fund accrue interest income on zero coupon bonds for each taxable year, even though no cash has been paid on the bonds, and generally requires the Fund to distribute such income (net of deductible expenses, if any) to avoid being subject to federal income tax and to continue to maintain its status as a regulated investment company (a “RIC”) under the IRC. Because no cash is generally received at the time of accrual, the Fund may be required to sell investments (even if such sales are not advantageous) to obtain sufficient cash to satisfy the distribution requirements applicable to the Fund under the IRC. See “Federal Income Taxes,” for more information.

INVESTMENT LIMITATIONS

Fundamental investment limitations

The following investment limitations are fundamental policies of the Fund which cannot be changed without the consent of the holders of a majority of the Fund’s outstanding shares.

The term “majority of the outstanding shares” means the vote of (i) 67% or more of the Fund’s shares present at a meeting, if more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (ii) more than 50% of the Fund’s outstanding shares, whichever is less. Except for the limitations on illiquid securities and bank borrowings, if a percentage restriction on investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from changing market values or other circumstances will not be considered a deviation from this policy.

Several of these fundamental investment limitations include the defined term “1940 Act Laws, Interpretations and Exemptions.” This term means the 1940 Act and the rules and regulations promulgated thereunder, as such statutes, rules and regulations are amended from time to time or are interpreted from time to time by the staff of the SEC and any exemptive order or similar relief granted to the Fund.

The fundamental investment limitations for the Fund are:

1.              Diversification. The Fund may not purchase securities of an issuer that would cause the Fund to fail to satisfy the diversification requirement for a diversified management company under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

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2.              Borrowing Money. The Fund may not engage in borrowing except as permitted by the Investment Company Act of 1940, any rule, regulation, or order under the Act or any SEC staff interpretation of the Act.

3.              Underwriting. The Fund may not underwrite securities issued by other persons, except to the extent that, in connection with the sale or disposition of portfolio securities, the Fund may be deemed to be an underwriter under certain federal securities laws or in connection with investments in other investment companies.

4.              Loans. The Fund may not make loans to other persons except that the Fund may (1) engage in repurchase agreements, (2) lend portfolio securities, (3) purchase debt securities, (4) purchase commercial paper, and (5) enter into any other lending arrangement permitted by the Investment Company Act of 1940, any rule, regulation or order under the Act or any SEC staff interpretation of the Act.

5.              Real Estate. The Fund may not purchase or sell real estate except that the Fund may (1) hold and sell real estate acquired as a result of the Fund’s ownership of securities or other instruments (2) purchase or sell securities or other instruments backed by real estate or interests in real estate and (3) purchase or sell securities of entities or investment vehicles, including real estate investment trusts that invest, deal or otherwise engage in transactions in real estate or interests in real estate.

6.              Commodities. The Fund may not purchase or sell physical commodities except that the Fund may (1) hold and sell physical commodities acquired as a result of the Fund’s ownership of securities or other instruments, (2) purchase or sell securities or other instruments backed by physical commodities, (3) purchase or sell options, and (4) purchase or sell futures contracts.

7.              Concentration of Investments. The Fund may not purchase the securities of an issuer (other than securities issued or guaranteed by the United States Government, its agencies or its instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry.

8.              Senior Securities. The Fund may not issue senior securities except as permitted by the Investment Company Act of 1940, any rule, regulation or order under the Act or any SEC staff interpretation of the Act.

Non-fundamental investment limitations

The Fund also has adopted certain non-fundamental investment limitations. A non-fundamental investment limitation may be amended by the Board without a vote of shareholders.

The following non-fundamental investment limitations apply to the Fund:

1.              Diversification. Under the 1940 Act, a diversified investment management company, as to 75% of its total assets, may not purchase securities of any issuer (other than securities issued or guaranteed by the U.S. Government, its agents or instrumentalities or securities of other investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, or more than 10% of the issuer’s outstanding voting securities would be held by the fund.

2.              Borrowing. The 1940 Act allows a fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets).

3.              Underwriting. Under the 1940 Act, underwriting securities involves a fund purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly. Under the 1940 Act, a diversified fund may not make any commitment as underwriter, if immediately thereafter the amount of its outstanding underwriting commitments, plus the value of its investments in securities of issuers (other than investment companies) of which it owns more than 10% of the outstanding voting securities, exceeds 25% of the value of its total assets.

4.              Lending. Under the 1940 Act, a fund may only make loans if expressly permitted by its investment policies. The Fund’s current investment policy on lending is as follows: the Fund may not make loans if, as a result, more than 33 1/3% of its total assets would be lent to other parties, except that the Fund may: (i) purchase or hold debt instruments in accordance with its investment objective and policies; (ii) enter into repurchase agreements; and (iii) engage in securities lending as described in its Statement of Additional Information.

5.              Senior Securities. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation or other coverage of such obligation in a manner consistent with the 1940 Act Rules and SEC interpretations thereunder.

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TRUSTEES AND OFFICERS

The following is a list of the Trustees and executive officers of the Trust, the length of time served, principal occupations for the past 5 years, and, for the Trustees, number of funds overseen in the Touchstone Fund Complex and other directorships held. All funds managed by the Advisor are part of the “Touchstone Fund Complex.”  The Touchstone Fund Complex consists of the Trust, Touchstone Funds Group Trust Touchstone Investment Trust, Touchstone Institutional Funds Trust, Touchstone Tax-Free Trust, and Touchstone Variable Series Trust. The Trustees, who are not interested persons of the Trust, as defined in the 1940 Act, are referred to as “Independent Trustees.”

Interested Trustees(1):

Name Address Year of Birth	Position Held with Trust	Term of Office And Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Funds Overseen in the Touchstone Fund Complex(3)	Other Directorships Held During Past 5 Years (4)
Jill T. McGruder Touchstone Advisors, Inc. 303 Broadway Suite 1100 Cincinnati, OH Year of Birth: 1955	Trustee and President	Until retirement at age 75 or until she resigns or is removed Trustee since 1999	President and CEO of IFS Financial Services, Inc. (a holding company).	49

Director of LaRosa’s, Inc. (a restaurant chain) from 1999 to the present; IFS Financial Services, Inc. (a holding company) from 1999 to the present; Integrity and National Integrity Life Insurance Co. from 2005 to the present; Touchstone Securities (the Trust’s distributor) from 1999 to the present; Touchstone Advisors (the Trust’s investment advisor and administrator) from 1999 to the present; W&S Brokerage Services (a brokerage company) from 1999 to the present; and W&S Financial Group Distributors (a distribution company) from 1999 to the present.

Independent Trustees:

Name Address Year of Birth	Position Held with Trust	Term of Office And Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Funds Overseen in the Touchstone Fund Complex(3)	Other Directorships Held During Past 5 Years (4)
Phillip R. Cox c/o Touchstone Advisors, Inc. 303 Broadway Suite 1100 Cincinnati, OH 45202 Year of Birth: 1947	Trustee	Until retirement at age 75 or until he resigns or is removed Trustee since 1999	President and Chief Executive Officer of Cox Financial Corp. (a financial services company) from 1971 to the present.	49

Director of Cincinnati Bell (a communications company) from 1994 to the present; Bethesda Inc. (a hospital) from 2005 to the present; Timken Co. (a manufacturing company) from 2004 to the present; Diebold, Inc. (a technology solutions company) from 2004 to the present.

William C. Gale c/o Touchstone Advisors, Inc. 303 Broadway	Trustee	Until retirement at age 75 or until he resigns or is removed	Senior Vice President and Chief Financial Officer (from 2003 to January 2015) of Cintas Corporation (a business services company).	49	None.

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Suite 1100 Cincinnati, OH 45202 Year of Birth: 1952		Trustee since 2013

Susan J. Hickenlooper c/o Touchstone Advisors, Inc. 303 Broadway Suite 1100 Cincinnati, OH Year of Birth: 1946	Trustee	Until retirement at age 75 or until she resigns or is removed Trustee since 2009	Financial Analyst for Impact 100 (Charitable Organization) from November 2012 to 2013.	49	Trustee of Cincinnati Parks Foundation (a charitable organization) from 2000 to present; Trustee of Episcopal Retirement Homes Foundation from 1998 to 2011 (a charitable organization).

Kevin A. Robie c/o Touchstone Advisors, Inc. 303 Broadway Suite 1100 Cincinnati, OH 45202 Year of Birth: 1956	Trustee	Until retirement at age 75 or until he resigns or is removed Trustee since 2013	Vice President of Portfolio Management at Soin International LLC (a private multinational holding company) from 2004 to the present.	49

Director of Buckeye EcoCare, Inc. (a lawn care company) from 2013 to the present; Trustee of Dayton Region New Market Fund, LLC (a private fund) from 2010 to the present; Trustee of the Entrepreneurs Center, Inc. (a small business incubator) from 2006 to the present; and Director of Interventional Imaging, Inc. (a medical device company) from 2004 to 2011.

Edward J. VonderBrink c/o Touchstone Advisors, Inc. 303 Broadway Suite 1100 Cincinnati, OH 45202 Year of Birth: 1944	Trustee	Until retirement at age 75 or until he resigns or is removed Trustee since 2013	Consultant, VonderBrink Consulting LLC from 2000 to the present.	49	Director of Streamline Health Solutions, Inc. (healthcare IT) from 2006 to the present; Mercy Health Foundation (healthcare non-profit) from 2007 to the present.

(1)Ms. McGruder, as a director of the Advisor and the Distributor, and an officer of affiliates of the Advisor and the Distributor, is an “interested person” of the Trust within the meaning of Section 2(a)(19) of the 1940 Act.

(2)Each Trustee is elected to serve until the sooner of age 75 or until he or she resigns or is removed.

(3)As of December 31, 2014, the Touchstone Fund Complex consisted of 18 series of the Trust, 13 series of Touchstone Funds Group Trust, 1 series of Touchstone Institutional Funds Trust,  4 series of Touchstone Investment Trust, 3 series of Touchstone Tax-Free Trust, and 10 variable annuity series of Touchstone Variable Series Trust.

(4)Each Trustee is also a Trustee of Touchstone Funds Group Trust, Touchstone Institutional Funds Trust, Touchstone Investment Trust, Touchstone Tax-Free Trust, and Touchstone Variable Series Trust.

Principal Officers:

Name Address Year of Birth	Position Held with Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Jill T. McGruder	President	Until resignation,	See biography above.

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Name Address Year of Birth	Position Held with Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Touchstone Advisors, Inc. 303 Broadway Cincinnati, OH Year of Birth: 1955		removal or disqualification President since 2006.

Steven M. Graziano Touchstone Advisors, Inc. 303 Broadway Cincinnati, OH Year of Birth: 1954	Vice President	Until resignation, removal or disqualification Vice President since 2009	President of Touchstone Advisors, Inc.

Timothy D. Paulin Touchstone Advisors, Inc. 303 Broadway Cincinnati, OH Year of Birth: 1963	Vice President	Until resignation, removal or disqualification Vice President since 2010	Senior Vice President of Investment Research and Product Management of Touchstone Advisors, Inc., Director of Product Design of Klein Decisions, Inc. 2003 to 2010.

Timothy S. Stearns Touchstone Advisors, Inc. 303 Broadway Cincinnati, OH Year of Birth: 1963	Chief Compliance Officer	Until resignation, removal or disqualification Chief Compliance Officer since August 2013

Chief Compliance Officer of Touchstone Advisors, Inc.; Chief Compliance Officer of Envestnet Asset Management, Inc. (2009 to 2013) and Chief Compliance Officer, Franklin Templeton Investments (1997 to 2009).

Terrie A. Wiedenheft Touchstone Advisors, Inc. 303 Broadway Cincinnati, OH Year of Birth: 1962	Controller and Treasurer	Until resignation, removal or disqualification Controller and Treasurer since 2006	Senior Vice President, Chief Financial Officer and Chief Operations Officer of IFS Financial Services, Inc. (a holding company).

Elizabeth R. Freeman BNY Mellon Investment Servicing (US) Inc. 201 Washington Street, 34th Floor Boston, MA 02108 Year of Birth: 1962	Secretary	Until resignation, removal or disqualification Secretary since 2011	Managing Director and Senior Counsel at BNY Mellon Investment Servicing (US) Inc.

(1)Each officer also holds the same office with Touchstone Funds Group Trust, Touchstone Institutional Funds Trust, Touchstone Investment Trust, Touchstone Tax-Free Trust and Touchstone Variable Series Trust.

Additional Information about the Trustees

The Board believes that each Trustee’s experience, qualifications, attributes, or skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that the Trustees possess the requisite experience, qualifications, attributes, and skills to serve on the Board. The Board believes that the Trustees’ ability to review critically, evaluate, question and discuss information provided to them; to interact effectively with the Advisor, sub-advisor(s), other service providers, counsel and independent auditors; and to exercise effective business judgment in the performance of their duties, support this conclusion. The Board has also considered the contributions that each Trustee can make to the Board and the Fund.

In addition, the following specific experience, qualifications, attributes and skills apply as to each Trustee: Ms. McGruder has experience as a chief executive officer of a financial services company and director of various other businesses, as well as executive

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and leadership roles within the Advisor; Mr. Cox has experience as a chief executive officer of a financial services company and as a director of companies from varied industries; Mr. Gale has experience as a chief financial officer, an internal auditor of various global companies, and has accounting experience as a manager at a major accounting firm; Ms. Hickenlooper, executive and board experience at various businesses, foundations and charitable organizations; Mr. Robie, portfolio management experience at a private multinational holding company; and Mr. VonderBrink, experience as a consultant and director of other corporations. In its periodic self-assessment of its effectiveness, the Board considers the complementary individual skills and experience of the individual Trustees primarily in the broader context of the Board’s overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Fund. References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the SEC, do not constitute holding out the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility on any Trustee or on the Board by reason thereof.

Board Structure

The Board is composed of five Independent Trustees and one Interested Trustee, Jill T. McGruder, who is Chairperson of the Board. The full Board has appointed Phillip R. Cox to serve as the Lead Independent Trustee. Ms. McGruder oversees the day-to-day business affairs of the Trust and communicates with Mr. Cox regularly on various Trust issues, as appropriate. Mr. Cox, among other things, chairs meetings of the Independent Trustees, serves as a spokesperson for the Independent Trustees, and serves as a liaison between the Independent Trustees and the Trust’s management between Board meetings. Except for any duties specified, the designation of Lead Independent Trustee does not impose on such Independent Trustee any duties, obligations, or liability that is greater than the duties, obligations, or liability imposed on such person as a member of the Board, generally. The Independent Trustees are advised at these meetings, as well as at other times, by separate, independent legal counsel.

The Board holds four regular meetings each year to consider and address matters involving the Trust and the Fund. The Board also may hold special meetings to address matters arising between regular meetings. The Independent Trustees also regularly meet outside the presence of management and are advised by independent legal counsel. These meetings may take place in-person or by telephone.

The Board has established a committee structure that includes an Audit Committee and a Governance Committee (discussed in more detail below). The Board conducts much of its work through these Committees. Each Committee is comprised entirely of Independent Trustees, which ensures that the Fund has effective and independent governance and oversight.

The Board reviews its structure regularly and believes that its leadership structure, including having a super-majority of Independent Trustees, coupled with an Interested Chairperson and a Lead Independent Trustee, is appropriate and in the best interests of the Trust because it allows the Board to exercise informed and independent judgment over matters under its purview, and it allocates areas of responsibility among committees and the full Board in a manner that enhances effective oversight. The Board believes that having an Interested Chairperson is appropriate and in the best interests of the Trust given: (1) the extensive oversight provided by the Trust’s Advisor over the affiliated and unaffiliated sub-advisors that conduct the day-to-day management of the funds of the Trust, including the Fund; (2) the extent to which the work of the Board is conducted through the standing Committees; (3) the extent to which the Independent Trustees meet regularly, together with independent legal counsel, in the absence of the Interested Chairperson; and (4) the Interested Chairperson’s additional roles as a director of the Advisor and the Distributor and senior executive of IFS Financial Services, Inc., the Advisor’s parent company, and of other affiliates of the Advisor, which enhance the Board’s understanding of the operations of the Advisor and the role of the Trust and the Advisor within Western & Southern Financial Group, Inc. The Board also believes that the role of the Lead Independent Trustee within the leadership structure is integral to promoting independent oversight of the Fund’s operations and meaningful representation of the shareholders’ interests. In addition, the Board believes its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from the Trust’s management.

Board Oversight of Risk

Consistent with its responsibilities for oversight of the Trust and the Fund, the Board, among other things, oversees risk management of the Fund’s investment program and business affairs directly and through the committee structure that it has established. Risks to the Fund include, among others, investment risk, credit risk, liquidity risk, valuation risk and operational risk, as well as the overall business risk relating to the Fund. The Board has adopted, and periodically reviews, policies and procedures designed to address these risks. Under the overall oversight of the Board, the Advisor, sub-advisor(s), and other key service providers to the Fund, including the administrator, the distributor, the transfer agent, the custodian, and the independent auditors, have also implemented a variety of processes, procedures and controls to address these risks. Different processes, procedures and controls are employed with respect to different types of risks. These processes include those that are embedded in the conduct of regular business by the Board and in the responsibilities of officers of the Trust and other service providers.

The Board requires senior officers of the Trust, including the Chief Compliance Officer (“CCO”), to report to the Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee receive regular reports from the Trust’s independent auditors on internal control and financial reporting matters. On at least a quarterly basis, the Board meets with the Trust’s CCO, including meetings in executive sessions, to discuss issues related to portfolio compliance and, on at least an annual basis, receives a report from the CCO regarding the effectiveness of the Trust’s

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compliance program. In addition, the Board also receives reports from the Advisor on the investments and securities trading of the Fund, including its investment performance and asset weightings compared to appropriate benchmarks, as well as reports regarding the valuation of those investments. The Board also receives reports from the Trust’s primary service providers on a periodic or regular basis, including the sub-advisor(s) to the Fund.

Standing Committees of the Board

The Board is responsible for overseeing the operations of the Trust in accordance with the provisions of the 1940 Act and other applicable laws and the Trust’s Declaration of Trust. The Board has established the following Committees to assist in its oversight functions. Each Committee is composed entirely of Independent Trustees.

Audit Committee.  All of the Independent Trustees are members of the Audit Committee. The Audit Committee is responsible for overseeing the Trust’s accounting and financial reporting policies, practices and internal controls. During the fiscal year ended March 31, 2015, the Audit Committee held [•] meetings.

Governance Committee. All of the Independent Trustees are members of the Governance Committee. The Governance Committee is responsible for overseeing the Trust’s compliance program and compliance issues, procedures for valuing securities and responding to any pricing issues. The Governance Committee held [•] meetings during the fiscal year ended March 31, 2015.

In addition, the Governance Committee is responsible for recommending candidates to serve on the Board. The Governance Committee will consider shareholder recommendations for nomination to the Board only in the event that there is a vacancy on the Board. Shareholders who wish to submit recommendations for nominations to the Board to fill the vacancy must submit their recommendations in writing to Ms. Susan Hickenlooper, Chair of the Governance Committee, c/o Touchstone Funds, 303 Broadway, Suite 1100, Cincinnati, Ohio 45202. Shareholders should include appropriate information on the background and qualifications of any person recommended to the Governance Committee (e.g., a resume), as well as the candidate’s contact information and a written consent from the candidate to serve if nominated and elected. Shareholder recommendations for nominations to the Board will be accepted on an ongoing basis and such recommendations will be kept on file for consideration in the event of a future vacancy on the Board.

Trustee Ownership in the Touchstone Funds

The following table reflects the Trustees’ beneficial ownership in the Fund (i.e., dollar range of securities in the Fund) and the Touchstone Fund Complex as of December 31, 2014.

Trustees
	Interested Trustee	Independent Trustees
	Jill T. McGruder	Phillip R. Cox	William C. Gale(2)	Susan J. Hickenlooper	Kevin A. Robie	Edward J. VonderBrink
Fund	[Over $100,000]	[None]	[None]	[None]	[None]	[None]
Aggregate Dollar Range of Securities in the Touchstone Fund Complex(1)	[Over $100,000]	[None]	[None]	[Over $100,000]	[None]	[None]

(1)  As of December 31, 2014, the Touchstone Fund Complex consisted of 18 series of the Trust, 13 series of Touchstone Funds Group Trust, 1 series of Touchstone Institutional Funds Trust, 4 series of Touchstone Investment Trust, 3 series of Touchstone Tax-Free Trust, and 10 variable annuity series of Touchstone Variable Series Trust.

Trustee Compensation

The following table shows the compensation paid to the Trustees by the Trust and the aggregate compensation paid by the Touchstone Fund Complex during the fiscal year ended March 31, 2015.

Name	Compensation from the Trust		Aggregate Compensation from the Touchstone Fund Complex(1)
Interested Trustee
Jill T. McGruder		$0		$0
Independent Trustees(2)
Phillip R. Cox	$	[•]	$	[•]
William C. Gale	$	[•]	$	[•]
Susan J. Hickenlooper	$	[•]	$	[•]
Kevin A. Robie	$	[•]	$	[•]
Edward J. VonderBrink	$	[•]	$	[•]

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(1)  As of March 31, 2015, the Touchstone Fund Complex consisted of [18] series of the Trust, [13] series of Touchstone Funds Group Trust, [1] series of Touchstone Institutional Funds Trust, [4] series of Touchstone Investment Trust, [3] series of Touchstone Tax-Free Trust, and [10] variable annuity series of Touchstone Variable Series Trust.

(2)  The Independent Trustees are eligible to participate in the Touchstone Trustee Deferred Compensation Plan, which allows them to defer payment of a specific amount of their Trustee compensation, subject to a minimum quarterly reduction of $1,000. The total amount of deferred compensation accrued by the Independent Trustees from the Touchstone Fund Complex during the fiscal year ended March 31, 2015 was $[•].

The following table shows the Trustee quarterly compensation schedule:

	Quarterly Retainer	Governance Committee	Audit Committee	Board Meeting Fees
Retainers	$13,500	$4,500	$4,500	$5,000

Lead Independent Trustee Fees	$5,000

Committee Chair Fees	$1,000	$1,500	$1,500

Telephonic Meeting Attendance Fee = $1,500

All fees are split equally among the funds comprising the Touchstone Fund Complex.

THE ADVISOR

Touchstone Advisors, Inc. (the “Advisor” or “Touchstone Advisors”), is the Fund’s investment advisor under the terms of an advisory agreement (the “Advisory Agreement”) dated May 1, 2000. Under the Advisory Agreement, the Advisor reviews, supervises, and administers the Fund’s investment program, subject to the oversight of, and policies established by, the Board of the Trust (the “Trustees”). The Advisor determines the appropriate allocation of assets to the Fund’s sub-advisor(s) (the “Sub-Advisor”).

The Advisory Agreement provides that the Advisor shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in carrying out its duties, but shall not be protected against any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith, or gross negligence on its part in the performance of its duties or from reckless disregard of its obligations or duties.

The continuance of the Advisory Agreement as to the Fund after the first two years must be specifically approved at least annually (i) by the vote of the Board or by a vote of the shareholders of the Fund, and, in either case, (ii) by the vote of a majority of the Board who are not parties to the Advisory Agreement or “interested persons” (as defined in the 1940 Act) of any party thereto, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement will terminate automatically in the event of its assignment, and is terminable at any time without penalty by the Board or, with respect to the Fund, by a majority of the outstanding shares of the Fund, on not less than 30-day nor more than 60-day written notice to the Advisor, or by the Advisor on 90-day written notice to the Trust.

The Advisor is a wholly-owned subsidiary of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company. Western-Southern Life Assurance Company is a wholly-owned subsidiary of The Western and Southern Life Insurance Company, which is a wholly-owned subsidiary of Western & Southern Financial Group, Inc. Western & Southern Financial Group is a wholly-owned subsidiary of Western & Southern Mutual Holding Company (“Western & Southern”). Western & Southern is located at 400 Broadway, Cincinnati, Ohio 45202. Ms. Jill T. McGruder may be deemed to be an affiliate of the Advisor because she is a Director of the Advisor and an officer of affiliates of the Advisor. Ms. McGruder, by reason of these affiliations, may directly or indirectly receive benefits from the advisory fees paid to the Advisor.

Manager-of-Managers Structure

The SEC has granted an exemptive order that permits the Trust or the Advisor, under certain circumstances, to select or change unaffiliated sub-advisors, enter into new sub-advisory agreements or amend existing sub-advisory agreements without first obtaining shareholder approval (a “manager-of-managers structure”). The Trust, on behalf of the Fund, seeks to achieve its investment goal by

34

using a “manager-of-managers” structure. Under a manager-of-managers structure, the Advisor acts as investment advisor, subject to direction from and oversight by the Board, to allocate and reallocate the Fund’s assets among sub-advisors, and to recommend that the Trustees hire, terminate or replace unaffiliated sub-advisors without shareholder approval. By reducing the number of shareholder meetings that may have to be held to approve new or additional sub-advisors for the Fund, the Trust anticipates that there will be substantial potential cost savings, as well as the opportunity to achieve certain management efficiencies, with respect to any fund in which the manager-of-managers approach is chosen. Shareholders of the Fund will be notified of any material changes in its sub-advisory arrangements.

Fees Paid to the Advisor

For its services, the Advisor is entitled to receive an investment advisory fee from the Fund at an annualized rate, based on the average daily net assets of the Fund, as set forth below. The Fund’s advisory fee is accrued daily and paid monthly, based on the Fund’s average net assets during the current month.

Investment Advisory Fee
0.75% on first $200 million of assets;
0.70% on next $800 million of assets; and
0.65% on assets over $1 billion

The Fund shall pay the expenses of its operation, including but not limited to (i) charges and expenses of outside pricing services, (ii) the charges and expenses of auditors; (iii) the charges and expenses of its custodian, transfer agent and administrative agent appointed by the Trust with respect to the Fund; (iv) brokers’ commissions, and issue and transfer taxes chargeable to the Fund in connection with securities transactions to which the Fund is a party; (v) insurance premiums, interest charges, dues and fees for membership in trade associations and all taxes and fees payable to federal, state or other governmental agencies; (vi) fees and expenses involved in registering and maintaining registrations of the Fund with the SEC, state or blue sky securities agencies and foreign countries; (vii) all expenses of meetings of Trustees and of shareholders of the Trust and of preparing, printing and distributing prospectuses, notices, proxy statements and all reports to shareholders and to governmental agencies; (viii) charges and expenses of legal counsel to the Trust; (ix) compensation of the Independent Trustees of the Trust; (x) compliance fees and expenses; and (xi) interest on borrowed money, if any. The compensation and expenses of any officer, Trustee or employee of the Trust who is an affiliated person of the Advisor is paid by the Advisor.

By its terms, the Fund’s investment advisory agreement will remain in force for an initial period of two years and from year to year thereafter, subject to annual approval by (a) the Board or (b) a vote of the majority of the Fund’s outstanding voting securities; provided that in either event continuance is also approved by a majority of the Independent Trustees, by a vote cast in person at a meeting called for the purpose of voting such approval. The Fund’s investment advisory agreement may be terminated at any time, on sixty days’ written notice, without the payment of any penalty, by the Board, by a vote of a majority of the Fund’s outstanding voting securities, or by the Advisor. The investment advisory agreement automatically terminates in the event of its assignment, as defined by the 1940 Act and the rules thereunder. Each class of shares of the Fund pays its respective pro rata portion of the advisory fee payable by the Fund.

Expense Limitation Agreement. Touchstone Advisors has contractually agreed to waive fees and reimburse expenses to the extent necessary to ensure the Fund’s total annual operating expenses do not exceed the contractual limits set forth in the Fund’s fee table. Expenses that are not waived or reimbursed by the Advisor include dividend and interest expenses relating to short sales; interest; taxes; brokerage commissions; other expenditures which are capitalized in accordance with generally accepted accounting principles; the cost of “Acquired Fund Fees and Expenses,” if any; other extraordinary expenses not incurred in the ordinary course of business; amounts, if any, payable pursuant to a shareholder servicing plan; and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act (“Excluded Expenses”). The Fund bears the costs of these Excluded Expenses. The contractual limits set forth in the fee table have been adjusted to include the effect of Rule 12b-1 fees, shareholder servicing fees and other anticipated class specific expenses, if applicable. Fee waivers or expense reimbursements are calculated and applied monthly, based on the Fund’s average net assets during the month. The terms of Touchstone Advisors’ contractual waiver agreement provide that Touchstone Advisors is entitled to recoup, subject to approval by the Fund’s Board, such amounts waived or reimbursed for a period of up to three years from the year in which Touchstone Advisors reduced its compensation or assumed expenses for the Fund. No recoupment will occur unless the Fund’s operating expenses are below the expense limitation amount.

Advisory Fees and Fee Waivers or Reimbursements. For the three most recent fiscal years ended March 31, the Trust paid advisory fees and received waivers or reimbursements as shown in the following table:

Advisory Fees Paid			Fee Waivers or Reimbursements
2012	2013	2014	2012	2013	2014
$5,137,889	$6,046,954	$6,779,404	$886,943	$915,294	$693,067

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THE SUB-ADVISOR AND PORTFOLIO MANAGERS

The Advisor has selected a sub-advisor (the “Sub-Advisor”) to manage all or a portion of the Fund’s assets, as allocated by the Advisor. The Sub-Advisor makes the investment decisions for the Fund assets allocated to it, and continuously reviews, supervises and administers a separate investment program, subject to the oversight of, and policies established by, the Board.

The Sub-Advisory Agreement provides that the Sub-Advisor shall not be protected against any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties, or from reckless disregard of its obligations or duties thereunder.

For its services with respect to the Fund, the Sub-Advisor receives a fee from the Advisor that is accrued daily and paid monthly, based on the Fund’s average net assets allocated to the Sub-Advisor during the current month. The Advisor pays sub-advisory fees to the Sub-Advisor from its advisory fee, and the Sub-Advisor compensates any officer, director, or employee of the Sub-Advisor who is rendering services to the Fund. For the fiscal years (or periods) ended March 31, 2012, 2013 and 2014, the Advisor paid the former sub-advisor the following fees:

2012	2013	2014
$2,882,614	$3,391,646	$3,816,847

A description of certain information with respect to the Sub-Advisor is below. In addition, the following charts list the Fund’s portfolio managers, the number of their other managed accounts per investment category, the total assets in each category of managed accounts and their beneficial ownership in the Fund at the end of December 31, 2014. Listed below the charts is (i) a description of each portfolio manager’s compensation structure as of December 31, 2014, and (ii) a description of any material conflicts that may arise in connection with each portfolio manager’s management of the Fund’s investments and the investments of the other accounts included in the chart and any material conflicts in allocation of investment opportunities between the Fund and other accounts managed by each portfolio manager as of December 31, 2014.

Sub-Advisor Control. This section presents the Sub-Advisor’s control persons.

Rockefeller & Co., Inc. is a subsidiary of Rockefeller Financial Services, Inc. (the “Parent Company”). The Parent Company is controlled by an independent trust established for the benefit of members of the Rockefeller family.

Sub-Advisor: Rockefeller & Co., Inc.

Portfolio Manager/ Types of Accounts	Total Number of Other Accounts Managed	Total Other Assets (million)	Number of Other Accounts Managed subject to a Performance Based Advisory Fee	Total Other Assets Managed subject to a Performance Based Advisory Fee (million)
David P. Harris
Registered Investment Companies	1	313.5	0	0
Other Pooled Investment Vehicles	15	1,695.3	1	29.5
Other Accounts	233	2,735.4	0	0
Jimmy C. Chang
Registered Investment Companies	1	313.5	0	0
Other Pooled Investment Vehicles	10	1,302.9	0	0
Other Accounts	363	2,177.4	0	0
Farha-Joyce Haboucha
Registered Investment Companies	0	0	0	0
Other Pooled Investment Vehicles	3	216.7	0	0
Other Accounts	89	200.8	0	0

Compensation.  The portfolio managers’ compensation consists of a combination of competitive base salary, a discretionary annual bonus, and, in the case of Managing Directors and certain other senior professionals, participation in the firm’s Stock Incentive Plan, which is long-term in nature and designed to attract and retain senior professionals and to promote the growth of long-term shareholder value through a close alignment of interests. Bonus compensation is determined by the Sub-Advisor and incorporates individual, team and firm performance.

Conflicts of Interest.  Potential conflicts of interest may arise in connection with the portfolio managers’ management of the Fund’s investments and the management of the investments of “other accounts”. The other accounts may have the same or similar investment objectives and strategies as the Fund but may be subject to different management fee structures than the Fund. Therefore, a potential conflict of interest may arise as a result of the similarities in investment objectives and strategies, whereby the portfolio managers could favor one account over another. Another potential conflict could include the portfolio managers’ knowledge about the size, timing and possible market impact of Fund trades, whereby the portfolio managers could use this information to the advantage of other accounts and to the disadvantage of the Fund. The Sub-Advisor has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages are fairly and equitably allocated.

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Ownership of Shares of the Fund.

Portfolio Managers	Dollar Range of Beneficial Ownership
David P. Harris	$0
Jimmy C. Chang	$0
Farha-Joyce Haboucha	$0

THE ADMINISTRATOR

The Advisor entered into an Administration Agreement with the Trust, whereby the Advisor is responsible for: supplying executive and regulatory compliance services; supervising the preparation of tax returns; coordinating the preparation of reports to shareholders and reports to, and filings with, the Securities and Exchange Commission and state securities authorities, as well as materials for meetings of the Board of Trustees; calculating the daily net asset value per share; and maintaining the financial books and records of the Fund.

For its services through December 31, 2014, the Advisor’s annual fee was:

0.20% on the first $6 billion of the aggregate average daily net assets;

0.16% of the next $4 billion of aggregate average daily net assets; and

0.12% of the aggregate average daily net assets over $10 billion.

The fee is computed and allocated among the Touchstone Fund Complex (excluding Touchstone Institutional Money Market Fund, Touchstone Institutional Funds Trust, and Touchstone Variable Series Trust) on the basis of relative daily net assets.

Beginning January 1, 2015, the Advisor’s annual administrative fee is:

0.145% on the first $20 billion of the aggregate average daily net assets;

0.11% on the next $10 billion of aggregate average daily net assets;

0.09% on the next $10 billion of aggregate average daily net assets; and

0.07% on the aggregate average daily net assets over $40 billion.

The fee is computed and allocated among the Touchstone Fund Complex (excluding Touchstone Institutional Funds Trust) on the basis of relative daily net assets.

The Advisor has engaged BNY Mellon as the Sub-Administrator to the Trust. BNY Mellon provides administrative and accounting services to the Trust and is compensated directly by the Advisor, not the Trust. (See “Transfer and Sub-Administrative Agent” in this SAI).

The following shows administration fees incurred by the Fund for the three most recent fiscal years ended March 31.

Administrative Fees Paid
2014	2013	2012
$1,568,142	$1,523,726	$1,437,625

THE DISTRIBUTOR

Touchstone Securities, Inc. (“Touchstone Securities” or the “Distributor”), and the Trust are parties to a distribution agreement (“Distribution Agreement”) with respect to the Fund. The Distributor’s principal place of business is 303 Broadway, Suite 1100, Cincinnati, OH 45202. The Distributor is a registered broker-dealer, and an affiliate of the Advisor by reason of common ownership. The Distributor is obligated to sell shares on a best efforts basis only against purchase orders for the shares. Shares of the Fund are offered to the public on a continuous basis. The Distributor currently allows concessions to dealers who sell shares of the Fund. The Distributor retains that portion of the sales charge that is not re-allowed to dealers who sell shares of the Fund. The Distributor retains the entire sales charge on all direct initial investments in the Fund and on all investments in accounts with no designated dealer of record.

The table below sets forth the aggregate underwriting commissions on sales of the Fund, including the amounts the Distributor paid to broker-dealers, the amounts the Distributor earned as a broker-dealer in the selling network, and the amounts of underwriting commissions retained by the Distributor for the three most recent fiscal years ended March 31.

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	Aggregate Underwriting Commissions on Sales	Amount Distributed to Unaffiliated Broker-Dealers in Selling Network	Amount earned as a Broker-Dealer in Selling Network	Amount Retained in Underwriting Commissions
2014	$200,187	$150,992	$22,274	$26,922
2013	$173,759	$132,671	$14,217	$26,871
2012	$229,844	$177,834	$19,068	$32,942

The Distributor retains the contingent deferred sales charge on redemptions of shares of the Fund that are subject to a contingent deferred sales charge. The following table shows the amounts retained from sales loads and contingent deferred sales charges (“CDSC”) for the three most recent fiscal years ended March 31.

	Amount Retained on CDSC
	2014	2013	2012
Class B	$1,077	$2,325	$9,728
Class C	$6,739	$3,159	$2,567

Ms. McGruder may be deemed to be an affiliate of the Distributor because she is a Director of the Distributor and an officer of affiliates of the Distributor. Ms. McGruder, by reason of such affiliation, may directly or indirectly receive benefits from the underwriting fees paid to the Distributor.

The Distribution Agreement shall remain in effect for a period of two years after the effective date of the agreement and is renewable annually thereafter. The Distribution Agreement may be terminated as to the Fund at any time by (i) the Trust, (a) by the vote of a majority of the Trustees of the Trust who are not “interested persons” of the Trust or by the Distributor, (b) by vote of the Board of the Trust, or (c) by the “vote of majority of the outstanding voting securities” of the Fund, or (ii) by the Distributor, in any case without payment of any penalty on not more than 60 days’ nor less than 30 days’ written notice to the other party. The Distribution Agreement shall also automatically terminate in the event of its assignment.

The Distributor may pay from its own resources cash bonuses or other incentives to selected dealers in connection with the sale of shares of the Fund. On some occasions, such bonuses or incentives may be conditioned upon the sale of a specified minimum dollar amount of the shares of the Fund or other funds in the Touchstone Funds during a specific period of time. Such bonuses or incentives may include financial assistance to dealers in connection with conferences, sales or training programs for their employees, seminars for the public, advertising, sales campaigns, and other dealer-sponsored programs or events. The Advisor, at its expense, may also provide additional compensation to certain affiliated and unaffiliated dealers, financial intermediaries or service providers for distribution, administrative or shareholder servicing activities. The Advisor may also reimburse the Distributor for making these payments.

The Distributor, at its expense, may provide additional compensation to financial intermediaries which sell or arrange for the sale of shares of the Touchstone Funds. Other compensation may be offered to the extent not prohibited by federal or state laws or any self-regulatory agency, such as the Financial Industry Regulatory Authority (“FINRA”).

The Distributor makes payments for entertainment events it deems appropriate, subject to its guidelines and applicable law. These payments may vary depending upon the nature of the event or the relationship. As of March 31, 2015, the Distributor anticipates that the following broker-dealers or their affiliates will receive additional payments as described in the Fund’s prospectus and SAI:

Name of Broker-Dealer
[American Enterprise Investment Services, Inc.
Fifth Third Securities Inc.
First Clearing, LLC/Wells Fargo Advisors, LLC
Janney Montgomery Scott LLC
Lincoln Investment Planning, Inc.
LPL Financial Services
Merrill Lynch Pierce Fenner & Smith, Inc.
Morgan Stanley Wealth Management
Pershing LLC
Raymond James & Associates, Inc.

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Name of Broker-Dealer
RBC Capital Markets Corporation
UBS Financial Services, Inc.
Vanguard Brokerage Services, Inc.]

The Distributor is motivated to make payments to the broker-dealers described above because they promote the sale of Fund shares and the retention of those investments by clients of financial advisors. To the extent financial advisors sell more shares of the Fund or retain shares of the Fund in their clients’ accounts, the Advisor benefits from the incremental management and other fees paid to the Advisor by the Fund with respect to those assets.

Your financial intermediary may charge you additional fees or commissions other than those disclosed in this SAI. You can ask your financial intermediary about any payments it receives from the Distributor or the Fund, as well as about fees or commissions it charges. You should consult disclosures made by your financial advisor at the time of purchase.

The Fund may compensate dealers, including the Distributor and its affiliates, based on the average balance of all accounts in the Fund for which the dealer is designated as the party responsible for the account.

DISTRIBUTION PLANS AND SHAREHOLDER SERVICE ARRANGEMENTS

The Fund has adopted a distribution or shareholder servicing plan for certain classes of shares which permits the Fund to pay for expenses incurred in the distribution and promotion of its shares pursuant to Rule 12b-1 under the 1940 Act and account maintenance and other shareholder services in connection with maintaining such account. The Distributor may provide those services itself or enter into arrangements under which third-parties provide such services and are compensated by the Distributor.

Class A Shares. With respect to its Class A shares, the Fund has adopted a plan of distribution and shareholder service (the “Class A Plan”) under which the Distributor is paid up to, but not exceeding, twenty-five basis points (0.25%) for distribution payments. Of the total compensation authorized, the Fund may pay for shareholder services in an amount up to 0.25%.

Class B Shares. With respect to its Class B shares, the Fund has adopted a plan of distribution and shareholder service (the “Class B Plan”) under which the Distributor is paid up to, but not exceeding, one hundred basis points (1.00%) in the aggregate, with twenty-five basis points (0.25%) for shareholder service fees and seventy-five basis points (0.75%) for distribution payments.

Class C Shares. With respect to its Class C shares, the Fund has adopted a plan of distribution and shareholder service (the “Class C Plan” and with the Class A Plan, the “Plans”) under which the Distributor is paid up to, but not exceeding, one hundred basis points (1.00%) in the aggregate, with twenty-five basis points (0.25%) for shareholder service fees and seventy-five basis points (0.75%) for distribution payments.

General Information. In connection with the distribution of shares, the Distributor may use the payments for: (i) compensation for its services in distribution assistance; or (ii) payments to financial institutions and intermediaries such as banks, savings and loan associations, insurance companies, investment counselors, broker-dealers, mutual fund supermarkets, and the Distributor’s affiliates and subsidiaries as compensation for services or reimbursement of expenses incurred in connection with distribution assistance.

In addition, the Distributor may use payments to provide or enter into written agreements with service providers who will provide shareholder services, including: (i) maintaining accounts relating to shareholders that invest in shares; (ii) arranging for bank wires; (iii) responding to client inquiries relating to the services performed by the Distributor or service providers; (iv) responding to inquiries from shareholders concerning their investment in shares; (v) assisting shareholders in changing dividend options, account designations and addresses; (vi) providing information periodically to shareholders showing their position in shares; (vii) forwarding shareholder communications from the Fund such as proxies, shareholder reports, annual reports, dividend distribution and tax notices to shareholders; (viii) processing purchase, exchange and redemption requests from shareholders and placing orders with the Fund or the service providers; (ix) processing dividend payments from the Fund on behalf of shareholders; and (x) providing such other similar services as the Fund may reasonably request.

Agreements implementing the Plans (the “Implementation Agreements”), including agreements with dealers wherein such dealers agree for a fee to act as agents for the sale of the Fund’s shares, are in writing and have been approved by the Board. All payments made pursuant to the Plans are made in accordance with written Implementation Agreements. Some financial intermediaries charge fees in excess of the amounts available under the Plans, in which case the Advisor pays the additional fees.

The continuance of the Plans and the Implementation Agreements must be specifically approved at least annually by a vote of the Trust’s Board, and by a vote of the Independent Trustees who have no direct or indirect financial interest in the Plans or any Implementation Agreement at a meeting called for the purpose of voting on such continuance. A Plan may be terminated at any time

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by a vote of a majority of the Independent Trustees or by a vote of the holders of a majority of the outstanding shares of the Fund or the applicable class of the Fund. In the event a Plan is terminated in accordance with its terms, the Fund or affected class will not be required to make any payments for expenses incurred by the Distributor after the termination date. Each Implementation Agreement terminates automatically in the event of its assignment and may be terminated at any time by a vote of a majority of the Independent Trustees or by a vote of the holders of a majority of the outstanding shares of the Fund (or the applicable class) on not more than 60 days’ written notice to any other party to the Implementation Agreement. The Plans may not be amended to increase materially the amount to be spent for distribution without shareholder approval. All material amendments to the Plans must be approved by a vote of the Trust’s Board and by a vote of the Independent Trustees.

In approving the Plans, the Trustees determined, in the exercise of their business judgment and in light of their fiduciary duties as Trustees, that there is a reasonable likelihood that the Plans will benefit the Fund and its shareholders. The Board believes that expenditure of the Fund’s assets for distribution expenses under the Plans should assist in the growth of the Fund, which will benefit the Fund and its shareholders through increased economies of scale, greater investment flexibility, greater portfolio diversification, and less chance of disruption of planned investment strategies. The Plans will be renewed only if the Trustees make a similar determination for each subsequent year of the Plans. There can be no assurance that the benefits anticipated from the expenditure of the Fund’s assets for distribution will be realized. While the Plans are in effect, all amounts spent by the Fund pursuant to the Plans and the purposes for which such expenditures were made must be reported quarterly to the Board for its review. Distribution expenses attributable to the sale of more than one class of shares of the Fund will be allocated at least annually to each class of shares based upon the ratio in which the sales of each class of shares bears to the sales of all the shares of the Fund. In addition, the selection and nomination of those Trustees who are not interested persons of the Trust are committed to the discretion of the Independent Trustees during such period.

Jill T. McGruder, as an interested person of the Trust, may be deemed to have a financial interest in the operation of the Plans and the Implementation Agreements.

The Fund paid the following in Distribution and Shareholder Servicing fees for the fiscal year ended March 31, 2014:

	12b-1 Plan Expenses
	Printing and Mailing	Distribution Services	Compensation to Broker Dealers	Compensation to Sales Personnel	Service Providers	Total
Class A	$3,654	$242,348	$421,469	$44,935	$0	$712,406
Class B	$106	$5,284	$12,275	$404	$0	$18,069
Class C	$1,992	$202,721	$871,931	$20,465		$1,097,109

BROKERAGE TRANSACTIONS

Decisions to buy and sell securities for the Fund and the placing of the Fund’s securities transactions and negotiation of commission rates where applicable are made by the Sub-Advisors and are subject to oversight by the Advisor and the Board. In the purchase and sale of portfolio securities, the Sub-Advisor’s primary objective will be to obtain the most favorable price and execution for the Fund, taking into account such factors as the overall direct net economic result to the Fund (including commissions, which may not be the lowest available but ordinarily should not be higher than the generally prevailing competitive range), the financial strength and stability of the broker, the efficiency with which the transaction will be effected, the ability to effect the transaction at all where a large block is involved and the availability of the broker or dealer to stand ready to execute possibly difficult transactions in the future.

Each Sub-Advisor is specifically authorized, subject to certain limitations, to pay a trading commission to a broker who provides research services that is higher than the amount of trading commission another broker would have charged for the same transaction. This excess commission recognizes the additional research services rendered by the broker, but only if the Sub-Advisor determines in good faith that the excess commission is reasonable in relation to the value of the research services provided and that the Fund derives or will derive a reasonably significant benefit from such research services.

Research services include securities and economic analyses, reports on issuers’ financial conditions and future business prospects, newsletters and opinions relating to interest trends, general advice on the relative merits of possible investment securities for the Fund and statistical services and information with respect to the availability of securities or purchasers or sellers of securities. Although this information is useful to the Fund and the Sub-Advisor, it is not possible to place a dollar value on it. Research services furnished by brokers through whom the Fund effects securities transactions may be used by the Sub-Advisor in servicing all of its accounts and not all such services may be used by the Sub-Advisor in connection with the Fund.

The Fund has no obligation to deal with any broker or dealer in the execution of securities transactions. However, the Fund may effect securities transactions that are executed on a national securities exchange or transactions in the over-the-counter market conducted on

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an agency basis. The Fund will not effect any brokerage transactions in its portfolio securities with an affiliated broker if such transactions would be unfair or unreasonable to its shareholders. Over-the-counter transactions will be placed either directly with principal market makers or with broker-dealers. Although the Fund does not anticipate any ongoing arrangements with other brokerage firms, brokerage business may be transacted with other firms. Affiliated broker-dealers of the Trust will not receive reciprocal brokerage business as a result of the brokerage business transacted by the Fund with other brokers. The Fund may direct transactions to certain brokers in order to reduce brokerage commissions through a commission recapture program offered by Frank Russell Securities, Inc.

In certain instances, there may be securities that are suitable for the Fund as well as for one or more of the respective Sub-Advisor’s other clients. Investment decisions for the Fund and for the Sub-Advisor’s other clients are made with a view to achieving their respective investment objectives. It may develop that a particular security is bought or sold for only one client even though it might be held by, or bought or sold for, other clients. Likewise, a particular security may be bought for one or more clients when one or more clients are selling that same security. Some simultaneous transactions are inevitable when several clients receive investment advice from the same investment advisor, particularly when the same security is suitable for the investment objectives of more than one client. When two or more clients are simultaneously engaged in the purchase or sale of the same security, the securities are allocated among clients in a manner believed to be equitable to each. It is recognized that in some cases this system could have a detrimental effect on the price or volume of the security as far as the Fund is concerned. However, it is believed that the ability of the Fund to participate in volume transactions will produce better executions for the Fund.

The Fund paid the following in aggregate brokerage commissions on portfolio transactions for the past three fiscal years ended March 31.

Aggregate Brokerage Commissions
2014	2013	2012
$560,846	$642,938	$453,541

During the fiscal year ended March 31, 2014, the amount of brokerage transactions and related commissions for the Fund directed to brokers due to research services provided were as follows:

Amount of Transactions to Brokers Providing Research	Related Commission
$57,650,323	$52,210

The total amount of securities of regular broker-dealers held by the Fund for the fiscal year ended March 31, 2014 was as follows:

Broker Dealer	Aggregate Value
N/A	N/A

PROXY VOTING

The Fund has adopted the Sub-Advisor’s policies and procedures for voting proxies relating to portfolio securities held by the Fund, including procedures used when a vote presents a conflict between the interests of the Fund’s shareholders and those of the Sub-Advisor or its affiliates. A copy of the Sub-Advisor’s proxy voting policies is included in Appendix B. Information about how the Fund voted proxies relating to its portfolio securities during the most recent year ending June 30 is available by August 31st of that year without charge, upon request, by calling toll-free 1-800-543-0407 and on the SEC website at http://www.sec.gov. The Fund’s Form N-PX will also be available on the SEC’s website at www.sec.gov and on the Touchstone website at TouchstoneInvestments.com.

CODE OF ETHICS

The Board of the Trust has adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act. In addition, the Advisor, the Sub-Advisor and Distributor have adopted Codes of Ethics pursuant to Rule 17j-1. These Codes of Ethics apply to the personal investing activities of Trustees, officers, and certain employees (“access persons”). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by access persons. Under each Code of Ethics, access persons are permitted to invest in securities (including securities that may be purchased or held by the Fund), but are required to report their personal securities transactions for monitoring purposes. In addition, certain access persons are required to obtain approval before investing in initial public offerings or private placements. Copies of these Codes of Ethics are on file with the SEC, and are available to the public.

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PORTFOLIO TURNOVER

The Fund’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year. High portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Fund. High turnover may result in the Fund recognizing greater amounts of income and capital gains, which would increase the amount of taxes payable by shareholders and increase the amount of commissions paid by the Fund. A 100% turnover rate would occur if all of the Fund’s portfolio securities were replaced once within a one-year period. The rate of portfolio turnover will depend upon market and other conditions, and will not be a limiting factor when the Sub-Advisor believes that portfolio changes are appropriate. The Fund may engage in active trading to achieve its investment goals and, as a result, may have substantial portfolio turnover.

During the two most recent fiscal years ended March 31, the portfolio turnover rate for the Fund listed below was as follows:

Portfolio Turnover Rate
2014	2013
92%	109%

DISCLOSURE OF PORTFOLIO HOLDINGS

The Touchstone Funds have adopted policies and procedures for disclosing the Fund’s portfolio holdings to any person requesting this information. These policies and procedures are monitored by the Board through periodic reporting by the Fund’s Chief Compliance Officer. No compensation will be received by the Fund, the Advisor, the Sub-Advisor, or any other party in connection with the disclosure of information about portfolio securities.

The procedures prohibit the disclosure of portfolio holdings except under the following conditions:

1)             A request made by a Sub-Advisor for the Fund (or that portion of the Fund) that it manages.

2)             A request by executive officers of the Advisor for routine oversight and management purposes.

3)             For use in preparing and distributing routine shareholder reports, including disclosure to the Fund’s independent registered public accounting firm, typesetter, and printer. Routine shareholder reports are filed as of the end of each fiscal quarter with the SEC within 60 days after the quarter end and routine shareholder reports are distributed to shareholders within 60 days after the applicable six-month semi-annual period. The Fund provides its full holdings to their independent registered public accounting firm annually, as of the end of their fiscal year, within one to ten business days after fiscal year end. The Fund provides its full holdings to its typesetter at least 50 days after the end of the calendar quarter. The Fund provides its full holdings to its printer at least 50 days after the applicable six-month semi-annual period.

4)             A request by service providers to fulfill their contractual duties relating to the Fund, subject to approval by the Chief Compliance Officer.

5)             A request by a newly hired Sub-Advisor or Sub-Advisor candidate prior to the commencement of its duties to facilitate its transition as a new Sub-Advisor, subject to the conditions set forth in Item 8.

6)             A request by a potential merger candidate for the purpose of conducting due diligence, subject to the conditions set forth in Item 8.

7)             A request by a rating or ranking agency, subject to the conditions set forth in Item 8.

Other portfolio holdings disclosure policies of the Fund include:

•                 The Fund provides its top ten holdings on its publicly available website and to market data agencies monthly, as of the end of a calendar month, at least seven business days after month end.

•                 The Fund provides its full holdings on its publicly available website, and to market data agencies, its typesetter and printer, quarterly, as of the end of a calendar quarter, at least fifteen days after quarter end.

You may access the public website: TouchstoneInvestments.com.

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8)             The Chief Compliance Officer may authorize disclosing non-public portfolio holdings to third-parties more frequently or at different periods than as described above prior to when such information is made public, provided that certain conditions are met. The third-party must (i) specifically request in writing the more current non-public portfolio holdings, providing a reasonable basis for the request; (ii) execute an agreement to keep such information confidential, to only use the information for the authorized purpose, and not to use the information for their personal benefit; (iii) agree not to trade on such information, either directly or indirectly; and (iv) unless specifically approved by the Chief Compliance Officer in writing, the non-public portfolio holdings are subject to a ten-day time delay before dissemination. Any non-public portfolio holdings that are disclosed will not include any material information about the Fund’s trading strategies or pending portfolio transactions.

As of March 31, 2015, Fund may currently disclose portfolio holdings information based on ongoing arrangements to the following parties:

[CMS Bondedge

Bloomberg LP

Morningstar, Inc.]

Employees of the Advisor and the Fund’s Sub-Advisor that are access persons under the Fund’s Code of Ethics have access to Fund holdings on a regular basis, but are subject to confidentiality requirements and trading prohibitions in the Code of Ethics. In addition, custodians of the Fund’s assets and the Fund’s accounting services agent, each of whose agreements contains a confidentiality provision (which includes a duty not to trade on non-public information), have access to the current Fund holdings on a daily basis.

The Chief Compliance Officer is authorized to determine whether disclosure of the Fund’s portfolio securities is for a legitimate business purpose and is in the best interests of the Fund and its shareholders. Any conflict between the interests of shareholders and the interests of the Advisor, the Distributor, or any affiliates, will be reported to the Board, which will make a determination that is in the best interests of shareholders.

DETERMINATION OF NET ASSET VALUE

The securities of the Fund are valued under the direction of the Administrator and under the general oversight of the Trustees. The Administrator or its delegates may use independent pricing services to obtain valuations of securities. The pricing services rely primarily on prices of actual market transactions as well as on trade quotations obtained from third parties. Prices are generally determined using readily available market prices. If market prices are unavailable or believed to be unreliable, the Sub-Administrator will initiate a process by which the Trust’s Fair Value Committee will make a good faith determination as to the “fair value” of the security using procedures approved by the Trustees. The pricing services may use a matrix system to determine valuations of fixed income securities when market prices are not readily available. This system considers such factors as security prices, yields, maturities, call features, ratings and developments relating to specific securities in arriving at valuations. The procedures used by any such pricing service and its valuation results are reviewed by the officers of the Trust under the general oversight of the Trustees.

The Fund may hold portfolio securities that are listed on foreign exchanges. Under certain circumstances, these investments may be valued under the Fund’s fair value policies and procedures, such as when U.S. exchanges are open but a foreign exchange is closed.

Securities with remaining maturities of 60 days or less will be valued by the amortized cost method, which involves valuing a security at its cost on the date of purchase and thereafter (absent unusual circumstances) assuming a constant amortization of maturity of any discount or premium, regardless of the impact of fluctuations in general market rates of interest on the value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by this method, is higher or lower than the price the Fund would receive if it sold the instrument.

DESCRIPTION OF SHARES

The Trust’s Declaration of Trust authorizes the issuance of an unlimited number of funds and shares of the Fund. Each share of the Fund represents an equal proportionate interest in the Fund with each other share. Upon liquidation, shares are entitled to a pro rata share in the net assets of the Fund, after taking into account additional distribution and shareholder servicing expenses attributable to the Class. Shareholders have no preemptive rights. The Declaration of Trust provides that the Trustees of the Trust may create additional series of shares or separate classes of funds. All consideration received by the Trust for shares of any portfolio or separate class and all assets in which such consideration is invested would belong to that portfolio or separate class and would be subject to the liabilities related thereto. Share certificates representing shares will not be issued.

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The Trust is an entity of the type commonly known as a Massachusetts business trust. The Trust’s Declaration of Trust states that neither the Trust nor the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind personally any shareholder, nor, except as specifically provided therein, to call upon any shareholder for the payment of any sum of money or assessment whatsoever other than such as the shareholder may at any time personally agree to pay.

The Declaration of Trust provides that a Trustee shall be liable only for his or her own willful defaults and, if reasonable care has been exercised in the selection of officers, agents, employees or investment advisors, shall not be liable for any neglect or wrongdoing of any such person. The Declaration of Trust also provides that the Trust will indemnify its Trustees and officers against liabilities and expenses incurred in connection with actual or threatened litigation in which they may be involved because of their offices with the Trust unless it is determined in the manner provided in the Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the Trust. However, nothing in the Declaration of Trust shall protect or indemnify a Trustee against any liability for his or her willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties.

Each whole share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional share shall be entitled to a proportionate fractional vote. Shares issued by the Fund have no preemptive, conversion, or subscription rights. Voting rights are not cumulative. The Fund, as a separate series of the Trust, votes separately on matters affecting only the Fund. Shareholders of each Class of the Fund will vote separately on matters pertaining solely to that Fund or that Class. The Trust is not required to hold annual meetings of shareholders, but approval will be sought for certain changes in the operation of the Trust and for the election of Trustees under certain circumstances.

In addition, a Trustee may be removed by the remaining Trustees or by shareholders at a special meeting called upon written request of shareholders owning at least 10% of the outstanding shares of the Trust. In the event that such a meeting is requested, the Trust will provide appropriate assistance and information to the shareholders requesting the meeting.

CHOOSING A CLASS OF SHARES

The Fund offers Class A, Class B, Class C, Class Y and Institutional Class shares.

The Fund participates in fund “supermarket” arrangements. In such an arrangement, a program is made available by a broker or other institution (a sponsor) that allows investors to purchase and redeem shares of the Fund through the sponsor of the fund supermarket. In connection with these supermarket arrangements, the Fund has authorized one or more brokers to accept on its behalf purchase and redemption orders. In turn, the brokers are authorized to designate other intermediaries to accept purchase and redemption orders on the Fund’s behalf. As such, the Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker’s authorized designee, accepts the order. The customer order will be priced at the Fund’s NAV next computed after acceptance by an authorized broker or the broker’s authorized designee. In addition, a broker may charge transaction fees on the purchase or sale of Fund shares. Also in connection with fund supermarket arrangements, the performance of the Fund may be compared in publications to the performance of various indices and investments for which reliable performance data is available and compared in publications to averages, performance rankings, or other information prepared by recognized mutual fund statistical services. The Trust’s annual report contains additional performance information and will be made available to investors upon request and without charge.

Class A shares. For initial purchases of Class A shares of $1 million or more and subsequent purchases further increasing the size of an individual shareholder account, participating dealers may receive compensation of up to 1.00% (a “Dealer Fee”) of such purchases from the Distributor according to the following schedule:

Amount of Investment	Dealer Fee
$1 million but less than $3 million	1.00%
$3 million but less than $5 million	0.75%
$5 million but less than $25 million	0.50%
$25 million or more	0.25%

The Distributor does not have an annual reset for Dealer Fees. In determining a dealer’s eligibility for a Dealer Fee, purchases of Class A shares of an individual shareholder account in a Touchstone Fund may be aggregated with concurrent purchases of Class A shares of other Touchstone Funds for that individual shareholder. If a commission was paid to a participating affiliated or unaffiliated dealer and the Class A shares are redeemed within a year of their purchase, a contingent deferred sales charge (“CDSC”) of up to 1.00% will be charged on the redemption. Dealers should contact the Distributor for more information on the calculation of the dealer’s commission in the case of combined purchases.

A dealer is eligible for a Dealer Fee only if the dealer has not previously received a Dealer Fee on the assets used to meet the required investment amount. Similarly, an exchange from any other Touchstone Fund will not qualify for a Dealer Fee unless the dealer did not

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receive any compensation on those assets at the time of the initial investment. In all cases the Distributor reserves the right to deny payment of a Dealer Fee if it reasonably believes such a fee has already been paid on those assets.

Class B Shares. Effective February 2, 2009, Class B shares are no longer offered for purchase. Class B shares are subject to a CDSC if you redeem Class B shares within 6 years of their purchase. The CDSC will be a percentage of the dollar amount of shares redeemed and will be assessed on an amount equal to the lesser of (1) the NAV at the time of purchase of the Class B shares being redeemed, or (2) the NAV of such Class B shares being redeemed. A CDSC will not be imposed upon redemptions of Class B shares held for at least six years. The amount of sales charge will depend on how long you have held your shares, as set forth in the following table:

Year Since Purchase Payment Made	CDSC as a % of Amount Subject to Charge
First	5.00%
Second	4.00%
Third	3.00%
Fourth	2.00%
Fifth	1.00%
Sixth	1.00%
Seventh and Thereafter*	None

*Class B shares will automatically convert to Class A shares after they have been held for approximately 8 years.

Class B shares are subject to an annual 12b-1 fee of up to 1.00% of the Fund’s average daily net assets allocable to Class B shares.

Share Class Conversions. Class A and Class C shareholders who are eligible to invest in Class Y shares or Institutional class shares are eligible to exchange their Class A shares and/or Class C shares for Class Y shares or Institutional class shares of the same fund, if offered in their state and such an exchange can be accommodated by their financial institution. Class Y shares may be available through financial institutions that have appropriate selling agreements with Touchstone Securities, or through “processing organizations” (e.g., mutual fund supermarkets) that purchase shares for their customers. No front-end sales charges will apply to any such exchange, however, if the C share assets have been held less than 12 months and a 1% commission was paid to the broker at the time of purchase, a 1% CDSC will be assessed on the exchange transaction, which may be processed as a liquidation and a purchase. For federal income tax purposes, exchanges of one share class for a different share class of the same fund (even if processed as a liquidation and a purchase) should not result in the realization by the investor of a capital gain or loss. There can be no assurance of any particular tax treatment, however, and you are urged and advised to consult with your own tax advisor before entering into a share class exchange.

If the share class conversion(s) mentioned above is being initiated by a financial institution, processing organization or intermediary as it relates to Touchstone Fund availability on a particular platform, Touchstone Securities should be contacted at least 60 days in advance by the financial institution, intermediary or processing organization to request approval for the share class conversion.

Additional Information on the CDSC. The CDSC is waived under the following circumstances:

•                  Any partial or complete redemption following death or disability (as defined in the IRC) of a shareholder (including one who owns the shares with his or her spouse as a joint tenant with rights of survivorship) from an account in which the deceased or disabled is named. The Distributor may require documentation prior to waiver of the charge, including death certificates, physicians’ certificates, etc.

•                  Redemptions from a systematic withdrawal plan. If the systematic withdrawal plan is based on a fixed dollar amount or number of shares, systematic withdrawal redemptions are limited to no more than 10% of your account value or number of shares per year, as of the date the transfer agent receives your request. If the systematic withdrawal plan is based on a fixed percentage of your account value, each redemption is limited to an amount that would not exceed 10% of your annual account value at the time of withdrawal.

•                  Redemptions from retirement plans qualified under Section 401 of the IRC. The CDSC will be waived for benefit payments made by Touchstone directly to plan participants. Benefit payments will include, but are not limited to, payments resulting from death, disability, retirement, separation from service, required minimum distributions (as described under Section 401(a)(9) of the IRC), in-service distributions, hardships, loans and qualified domestic relations orders. The CDSC waiver will not apply in the event of termination of the plan or transfer of the plan to another financial institution.

•                  Redemptions that are mandatory withdrawals from a traditional IRA account after age 70½.

General. All sales charges imposed on redemptions are paid to the Distributor. In determining whether the CDSC is payable, it is assumed that shares not subject to the CDSC are the first redeemed followed by other shares held for the longest period of time. The

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CDSC will not be imposed upon shares representing reinvested dividends or capital gains distributions, or upon amounts representing share appreciation.

CDSC for Certain Redemptions of Class A Shares. A CDSC is imposed upon certain redemptions of Class A shares of the Fund (or shares into which such Class A shares were exchanged) purchased at NAV in amounts totaling $1 million or more, if the dealer’s commission described above was paid by the Distributor and the shares are redeemed within one year from the date of purchase. The CDSC will be paid to the Distributor and will be equal to the commission percentage paid at the time of purchase as applied to the lesser of (1) the NAV at the time of purchase of the Class A shares being redeemed, or (2) the NAV of such Class A shares at the time of redemption. If a purchase of Class A shares is subject to the CDSC, you will be notified on the confirmation you receive for your purchase. Redemptions of such Class A shares of the Fund held for at least one year will not be subject to the CDSC.

Examples. The following example will illustrate the operation of the CDSC. Assume that you open an account and purchase 1,000 shares at $10 per share and that six months later the NAV per share is $12 and, during such time, you have acquired 50 additional shares through reinvestment of distributions. If, at such time you should redeem 450 shares (totaling proceeds of $5,400), then 50 shares will not be subject to the charge because of dividend reinvestment. With respect to the remaining 400 shares, the charge is applied only to the original cost of $10 per share and not to the increase in NAV of $2 per share. Therefore, $4,000 of the $5,400 redemption proceeds will pay the charge. At the rate of 1.00%, the CDSC would be $40 for redemptions of Class C shares. In determining whether an amount is available for redemption without incurring a deferred sales charge, the purchase payments made for all shares in your account are aggregated.

The following example will illustrate the operation of the CDSC for Class B shares. Assume that you open an account and purchase 1,000 shares at $10 per share and twenty-eight months later the NAV per share is $14 and, during such time, you have acquired (a) 150 additional shares through reinvestment of distributions and (b) 500 shares through purchases at $11 per share during the second year. If at such time you should redeem 1,450 shares (proceeds of $20,300), 150 shares will not be subject to the charge because of dividend reinvestment. With respect to the remaining 1,300 shares, the charge is applied only to the (a) original cost of $10 per share for the first 1,000 shares and not to the increase in NAV of $4 per share and (b) to the original cost of $11 per share for the next 300 shares and not to the increase in NAV of $3 per share. Therefore, $18,200 of the $20,300 redemption proceeds will pay the charge. The redemption of the first 1,000 shares is in the third year of the CDSC schedule and will be charged at the rate of 3.00%, or $300. The redemption of the next 300 shares is in the second year of the CDSC schedule and will be charged at the rate of 4.00%, or $132. After this transaction is completed, the account has 200 shares remaining with an initial purchase value of $11 per share and these shares are in the second year of the CDSC schedule.

OTHER PURCHASE AND REDEMPTION INFORMATION

Waiver of Minimum Investment Requirements. The minimum and subsequent investment requirements for purchases in the Fund may not apply to:

1.                                      Any director, officer or other employee (and their immediate family members, as defined below) of Western & Southern Financial Group, Inc. or any of its affiliates or any portfolio advisor or service provider to the Trust.

2.                                      Any employee benefit plan that is provided administrative services by a third-party administrator that has entered into a special service arrangement with the Distributor.

The minimum investment waivers are not available for Institutional Class shares of the Fund.

Waiver of Class A Sales Charges. In addition to the categories of purchasers described in the prospectus for whom the sales charge on purchases of Class A shares of the Fund may be waived, Class A shares issued or purchased in the following transactions are not subject to sales charges (and no concessions are paid by the Distributor on such purchases):

1. Purchases into the Fund by any director, officer, employee (and their immediate family members, as defined below), or current separate account client of or referral by a Sub-Advisor to that particular Fund;

2. Purchases by any director, officer or other employee (and their immediate family members, as defined below) of Western & Southern Financial Group or any of its affiliates; and

3. Purchases by any employees of BNY Mellon Investment Servicing (US), Inc. who provide services for the Touchstone Funds, Touchstone Advisors, or Touchstone Securities.

Exemptions must be qualified in advance by the Distributor. At the option of the Trust, the front-end sales charge may be included on purchases by such persons in the future.

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Immediate family members are defined as the spouse, parents, siblings, domestic partner, natural or adopted children, mother-in-law, father-in-law, brother-in-law, and sister-in-law of a director, officer, or employee. The term “employee” is deemed to include current and retired employees.

Waiver of Class A Sales Charge for Clients of Financial Intermediaries. Touchstone Securities has agreed to waive the Class A sales charge for clients of financial intermediaries that have entered into an agreement with Touchstone Securities to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee to their customers.

Waiver of Large Cap Growth Fund Class A Sales Charge for Former Navellier Shareholders. Effective October 6, 2003, sales charges do not apply to Class A shares of the Large Cap Growth Fund purchased by former shareholders of the Navellier Performance Large Cap Growth Portfolio who are purchasing additional shares for their account or opening new accounts in the Large Cap Growth Fund.

Waiver of Class A Sales Charge for former Constellation Shareholders. Shareholders who owned shares of the Trust as of November 17, 2006 who are purchasing additional shares for their accounts or opening new accounts in any Touchstone Fund are not subject to the front-end sales charge for purchases of Class A shares. If you are purchasing shares through a financial intermediary, you must notify the intermediary at the time of purchase that a purchase qualifies for a sales load waiver and you may be required to provide copies of account statements verifying your qualification.

Shareholders who are eligible for the sales charge waivers listed above may open an account with the Fund directly to receive the sales charge waiver.

Class Y Shares “Grandfather” Clause. New purchases of the Class Y shares are no longer available directly through Touchstone Securities. Those shareholders who owned Class Y shares purchased directly through Touchstone Securities prior to February 2, 2009, or those former Old Mutual shareholders who owned Class Z shares which became Class Y shares on April 16, 2012, or those former Fifth Third Mutual Fund Shareholders who owned Institutional Class shares which became Class Y shares on September 10, 2012 may continue to hold Class Y shares of the corresponding Fund(s). In addition, those shareholders may continue to make subsequent purchases into existing accounts of Class Y shares of the Fund(s) they owned prior to February 2, 2009, April 16, 2012, and September 10, 2012, respectively.

Purchases in-Kind. In limited circumstances and subject to the prior consent of the Fund, the Fund may accept payment for shares in securities. Shares may be purchased by tendering payment in-kind in the form of marketable securities, including but not limited to shares of common stock, provided the acquisition of such securities is consistent with the applicable Fund’s investment goal and is otherwise acceptable to the Advisor. Transactions of this type are generally a taxable transaction. Before purchasing shares by tendering payment in-kind, investors are urged and advised to consult with their own tax advisor regarding the tax consequences of such a transaction.

Redemptions in-Kind. Under unusual circumstances, when the Board deems it in the best interests of the Fund’s shareholders, the Fund may make payment for shares repurchased or redeemed in whole or in part in securities of the Fund taken at current value. Should payment be made in securities, the redeeming shareholder will bear the market risk until the securities are sold and the redeeming shareholder will generally incur brokerage costs and other costs in converting such securities to cash. Portfolio securities that are issued in an in-kind redemption will be readily marketable. The Trust has filed an irrevocable election with the SEC under Rule 18f-1 of the 1940 Act wherein the Fund is committed to pay redemptions in cash, rather than in-kind, to any shareholder of record of the Fund who redeems during any ninety-day period, the lesser of $250,000 or 1% of the Fund’s NAV at the beginning of such period. Redemptions in-kind are taxable for federal income tax purposes in the same manner as redemptions for cash.

Undeliverable Checks. Dividend and distribution checks issued from non-retirement accounts for less than $25.00 will be automatically reinvested in the Fund that pays them. If you elect to receive your dividends and distributions of $25.00 or more in cash, and the payment is returned as “undeliverable”, the outstanding payment on your account will be cancelled and the proceeds will be reinvested in the Fund at the per share NAV determined as of the date of cancellation. If your redemption proceeds are returned as “undeliverable”, your account will be considered a lost shareholder account, correspondence will be sent to you requesting that you contact the Fund, and the outstanding payment will be deposited into an account for potential escheatment to your state of residence. Upon contact, the Fund will no longer consider your account to be a lost shareholder account, and your outstanding payment will be reissued to your corrected address.

Uncashed Checks. All uncashed checks on your account will appear with your monthly or quarterly statement for your convenience. If your redemption proceeds, dividend, or distribution check is not cashed within six months (an “outstanding payment”), the outstanding payment on your account will be cancelled and the proceeds will be reinvested in the Fund at the per share NAV determined as of the date of cancellation. In the event the proceeds represent a full liquidation or a distribution from a retirement account, the proceeds will be deposited into a nonretirement account for you and invested in the Touchstone Money Market Fund. In

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addition, if the payment was for dividends or distributions, your cash election will be automatically changed and future dividends and distributions will be reinvested in the Fund at the per share NAV determined as of the date of payment.

For redemption checks returned as “undeliverable”, the check will be voided and deposited into a lost shareholder account for the Fund. If the account holder contacts the Fund and provides proper documentation to update the address on the account, a check for the previously voided amount will be re-issued to the shareholder and sent to the new address of record.

Fund Shares Purchased by Check. We may delay the processing and payment of a redemption request for shares you recently purchased by check until your check clears, which may take up to 15 days. If you need your money sooner, you should purchase shares by bank wire.

Low Account Balances (Only applicable for shares held through Touchstone Securities directly). If your balance falls below the minimum amount required for your account, based on actual amounts you have invested (as opposed to a reduction from market changes), your account may be subject to an annual account maintenance fee or Touchstone Securities may sell your shares and send the proceeds to you. Touchstone Securities will notify you if your shares are about to be sold and you will have 30 days to increase your account balance to the minimum amount.

DISTRIBUTIONS

The Fund’s dividends and other distributions are taxable to shareholders (other than retirement plans and other tax-exempt investors) whether received in cash or reinvested in additional shares of the Fund. A dividend or distribution paid by the Fund has the effect of reducing the NAV per share on the ex-dividend date by the amount of the dividend or distribution. A dividend or distribution declared shortly after a purchase of shares by an investor would, therefore, represent, in substance, a return of capital to the shareholder with respect to such shares even though it would be subject to federal income taxes.

For most shareholders, a statement will be sent to you within 60 days after the end of each year detailing the federal income tax status of your distributions. Please see “Federal Income Taxes” below for more information on the federal income tax consequences of dividends and other distributions made by the Fund.

FEDERAL INCOME TAXES

The following discussion summarizes certain U.S. federal income tax considerations affecting the Fund and its shareholders. This discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to beneficial owners of shares of the Fund. Therefore, the summary discussion that follows may not be considered to be individual tax advice and may not be relied upon by any shareholder. The summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “IRC”), applicable U.S. Treasury Regulations (the “Regulations”), and administrative and judicial interpretations thereof, all of which are subject to change, which change could be retroactive, and may affect the conclusions expressed herein. The summary applies only to beneficial owners of the Fund’s shares in whose hands such shares are capital assets within the meaning of Section 1221 of the IRC, and may not apply to certain types of beneficial owners of the Fund’s shares, including, but not limited to insurance companies, tax-exempt organizations, shareholders holding the Fund’s shares through tax-advantaged accounts (such as an individual retirement account (an “IRA”), a 401(k) plan account, or other qualified retirement account), financial institutions, pass-through entities, broker-dealers, entities that are not organized under the laws of the United States or a political subdivision thereof, persons who are neither a citizen nor resident of the United States, shareholders holding the Fund’s shares as part of a hedge, straddle or conversion transaction, and shareholders who are subject to the alternative minimum tax. Persons who may be subject to tax in more than one country should consult the provisions of any applicable tax treaty to determine the potential tax consequences to them.

The Fund has not requested nor will the Fund request an advance ruling from the Internal Revenue Service (the “IRS”) as to the federal income tax matters described below. The IRS could adopt positions contrary to those discussed below and such positions could be sustained. In addition, the following discussion applicable to shareholders of the Fund addresses only some of the federal income tax considerations generally affecting investments in the Fund.

Shareholders are urged and advised to consult their own tax advisor with respect to the tax consequences of the ownership, purchase and disposition of an investment in the Fund including, but not limited to, the applicability of state, local, foreign, and other tax laws affecting the particular shareholder and to possible effects of changes in federal or other tax laws.

General. For federal income tax purposes, the Fund is treated as a separate corporation. The Fund has elected, and intends to continue to qualify for, taxation as a regulated investment company (a “RIC”) under the IRC. By qualifying as a RIC, the Fund (but not the shareholders) will not be subject to federal income tax on that portion of its investment company taxable income and realized net capital gains that it distributes to its shareholders.

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Shareholders should be aware that investments made by the Fund, some of which are described below, may involve complex tax rules some of which may result in income or gain recognition by the Fund without the concurrent receipt of cash. Although the Fund seeks to avoid significant noncash income, such noncash income could be recognized by the Fund, in which case it may distribute cash derived from other sources in order to meet the minimum distribution requirements described below. Cash to make the required minimum distributions may be obtained from sales proceeds of securities held by the Fund (even if such sales are not advantageous) or, if permitted by its governing documents and other regulatory restrictions, through borrowing the amounts required to be distributed.

Qualification As A Regulated Investment Company. Qualification as a RIC under the IRC requires, among other things, that the Fund: (a) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (ii) net income from interests in qualified publicly traded partnerships (together with (i), the “Qualifying Income Requirement”); (b) diversify its holdings so that, at the close of each quarter of the taxable year: (i) at least 50% of the value of its assets is comprised of cash, cash items (including receivables), U.S. government securities, securities of other RICs and other securities, with those other securities limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of its total assets and that does not represent more than 10% of the outstanding voting securities of such issuer; and (ii) not more than 25% of the value of its assets is invested in the securities (other than U.S. government securities or securities of other RICs) of any one issuer or the securities (other than the securities of other RICs) of two or more issuers controlled by it and engaged in the same, similar or related trades or businesses, or the securities of one or more “qualified publicly traded partnerships” (together with (i) the “Diversification Requirement”); and (c) distribute for each taxable year at least the sum of (i) 90% of its investment company taxable income (which includes dividends, taxable interest, taxable original issue discount income, market discount income, income from securities lending, net short-term capital gain in excess of net long-term capital loss, certain net realized foreign currency exchange gains, and any other taxable income other than “net capital gain” as defined below and is reduced by deductible expenses) determined without regard to any deduction for dividends paid; and (ii) 90% of its tax-exempt interest, if any, net of certain expenses allocable thereto (“net tax-exempt interest”).

The U.S. Treasury Department is authorized to promulgate regulations under which gains from foreign currencies (and options, futures, and forward contracts on foreign currency) would constitute qualifying income for purposes of the Qualifying Income Requirement only if such gains are directly related to the principal business of the Fund of investing in stock or securities or options and futures with respect to stock or securities. To date, such regulations have not been issued.

As a RIC, the Fund generally will not be subject to U.S. federal income tax on the portion of its income and capital gains that it distributes to its shareholders in any taxable year for which it distributes, in compliance with the IRC’s timing and other requirements at least 90% of its investment company taxable income (determined without regard to the deduction for dividends paid) and at least 90% of its net tax-exempt interest. The Fund may retain for investment all or a portion of its net capital gain (i.e., the excess of its net long-term capital gain over its net short-term capital loss). If the Fund retains any investment company taxable income or net capital gain, it will be subject to tax at regular corporate rates on the amount retained. If the Fund retains any net capital gain, it may designate the retained amount as undistributed net capital gain in a notice to its shareholders, who will be (i) required to include in income for federal income tax purposes, as long-term capital gain, their shares of such undistributed amount; and (ii) entitled to credit their proportionate shares of tax paid by the Fund against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of the shares owned by a shareholder of the Fund will be increased by the amount of undistributed net capital gain included in the shareholder’s gross income and decreased by the federal income tax paid by the Fund on that amount of capital gain.

The Qualifying Income Requirement and Diversification Requirement that must be met under the IRC in order for the Fund to qualify as a RIC, as described above, may limit the extent to which it will be able to engage in derivative transactions. Rules governing the federal income tax aspects of derivatives, including swap agreements, are not entirely clear in certain respects, particularly in light of two IRS revenue rulings issued in 2006. Revenue Ruling 2006-1 held that income from a derivative contract with respect to a commodity index is not qualifying income for a RIC. Subsequently, the IRS issued Revenue Ruling 2006-31 in which it stated that the holding in Revenue Ruling 2006-1 “was not intended to preclude a conclusion that the income from certain instruments (such as certain structured notes) that create a commodity exposure for the holder is qualifying income.”  Accordingly, the Fund’s ability to invest in commodity related derivative transactions and other derivative transactions may be limited by the Qualifying Income Requirement. The Fund will account for any investments in commodity derivative transactions in a manner it deems to be appropriate; the IRS, however, might not accept such treatment. If the IRS did not accept such treatment, the status of the Fund as a RIC might be jeopardized.

In general, for purposes of the Qualifying Income Requirement described above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying

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income if realized directly by the RIC. However, all of the net income of a RIC derived from an interest in a qualified publicly traded partnership (defined as a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, and (y) that derives less than 90% of its income from the qualifying income described in clause (i) of the Qualifying Income Requirement described above) will be treated as qualifying income. In general, such entities will be treated as partnerships for federal income tax purposes if they meet the passive income requirement under Section 7704(c)(2) of the IRC. In addition, although in general the passive loss rules of the IRC do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership.

For purposes of the Diversification Requirement described above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership.

If the Fund fails to satisfy the Qualifying Income Requirement or the Diversification Requirement in any taxable year, the Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures to satisfy the Diversification Requirements where the Fund corrects the failure within a specified period of time. If the applicable relief provisions are not available or cannot be met, the Fund will fail to qualify as a RIC and will be subject to tax in the same manner as an ordinary corporation subject to tax on a graduated basis with a maximum tax rate of 35% and all distributions from earnings and profits (as determined under U.S. federal income tax principles) to its shareholders will be taxable as ordinary dividend income eligible for the dividends-received deduction for corporate shareholders and for qualified dividend income treatment for non-corporate shareholders.

Excise Tax. If the Fund fails to distribute by December 31 of each calendar year an amount equal to the sum of (1) at least 98% of its taxable ordinary income (excluding capital gains and losses) for such year, (2) at least 98.2% of the excess of its capital gains over its capital losses (as adjusted for certain ordinary losses) for the twelve month period ending on October 31 of such year, and (3) all taxable ordinary income and the excess of capital gains over capital losses for the prior year that were not distributed during such year and on which it did not pay federal income tax, the Fund will be subject to a nondeductible 4% excise tax (the “Excise Tax”) on the undistributed amounts. A distribution will be treated as paid on December 31 of the calendar year if it is declared by the Fund in October, November, or December of that year to shareholders of record on a date in such month and paid by it during January of the following year. Such distributions will be taxable to shareholders (other than those not subject to federal income tax) in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. The Fund generally intends to actually distribute or be deemed to have distributed substantially all of its net income and gain, if any, by the end of each calendar year in compliance with these requirements so that it will generally not be required to pay the Excise Tax. The Fund may in certain circumstances be required to liquidate its investments in order to make sufficient distributions to avoid the Excise Tax liability at a time when its Advisor might not otherwise have chosen to do so. Liquidation of investments in such circumstances may affect the ability of the Fund to satisfy the requirements for qualification as a RIC. However, no assurances can be given that the Fund will not be subject to the Excise Tax and, in fact, in certain instances if warranted, the Fund may choose to pay the Excise Tax as opposed to making an additional distribution.

Capital Loss Carryforwards. For losses arising from tax years beginning on or before December 22, 2010 the Fund is permitted to carry forward a net capital loss from any year to offset its capital gains, if any, realized during the eight years following the year of the loss and the Fund’s capital loss carryforward is treated as a short-term capital loss in the year to which it is carried. For capital losses realized with respect to tax years of the Fund beginning after December 22, 2010, the Fund may carry capital losses forward indefinitely. For capital losses realized in taxable years beginning after December 22, 2010, the excess of the Fund’s net short-term capital losses over its net long-term capital gain is treated as short-term capital losses arising on the first day of the Fund’s next taxable year and the excess of the Fund’s net long-term capital losses over its net short-term capital gain is treated as long-term capital losses arising on the first day of the Fund’s next taxable year. If future capital gains are offset by carried forward capital losses, such future capital gains are not subject to Fund-level federal income taxation, regardless of whether they are distributed to shareholders. The Fund cannot carry back or carry forward any net operating losses.

Constructive Sales. Certain rules may affect the timing and character of gain if the Fund engages in transactions that reduce or eliminate its risk of loss with respect to appreciated financial positions. If the Fund enters into certain transactions (including a short sale, an offsetting notional principal contract, a futures or forward contract, or other transactions identified in U.S. Treasury regulations) in property while holding an appreciated financial position in substantially identical property, it will be treated as if it had sold and immediately repurchased the appreciated financial position and will be taxed on any gain (but not loss) from the constructive sale. The character of gain from a constructive sale will depend upon the Fund’s holding period in the appreciated financial position. Loss from a constructive sale would be recognized when the position was subsequently disposed of, and its character would depend on the Fund’s holding period and the application of various loss deferral provisions of the IRC.

In addition, if the appreciated financial position is itself a short sale, acquisition of the underlying property or substantially identical property by the Fund will be deemed a constructive sale. The foregoing will not apply, however, to the Fund’s transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year

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and the Fund holds the appreciated financial position unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the Fund’s risk of loss regarding the position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as having an option to sell, being contractually obligated to sell, making a short sale or granting an option to buy substantially identical stock or securities).

Wash Sales. The Fund may in certain circumstances be impacted by special rules relating to “wash sales.”  In general, the wash sale rules prevent the recognition of a loss by the Fund from the disposition of stock or securities at a loss in a case in which identical or substantially identical stock or securities (or an option to acquire such property) is or has been acquired by it within 30 days before or 30 days after the sale.

Short Sales. The Fund may make short sales of securities. Short sales may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to its shareholders. Short sales also may be subject to the “Constructive Sales” rules, discussed above.

Tax Credit Bonds. If the Fund holds (directly or indirectly) one or more “tax credit bonds” (defined below) on one or more specified dates during the Fund’s taxable year, and it satisfies the minimum distribution requirement, it may elect for U.S. federal income tax purposes to pass through to shareholders tax credits otherwise allowable to it for that year with respect to such tax credit bonds. A tax credit bond is defined in the IRC as a “qualified tax credit bond” (which includes a qualified forestry conservation bond, a new clean renewable energy bond, a qualified energy conservation bond, or a qualified zone academy bond, each of which must meet certain requirements specified in the IRC), a “build America bond” (which includes certain qualified bonds issued before January 1, 2011) or certain other bonds specified in the IRC. If the Fund were to make an election, a shareholder of the Fund would be required to include in gross income an amount equal to such shareholder’s proportionate share of the interest income attributable to such credits and would be entitled to claim as a tax credit an amount equal to a proportionate share of such credits. Certain limitations may apply on the extent to which the credit may be claimed.

Other Regulated Investment Companies. Generally, the character of the income or capital gains that the Fund receives from another investment company will pass through to the Fund’s shareholders as long as the Fund and the other investment company each qualify as RICs under the IRC. However, to the extent that another investment company that qualifies as a RIC realizes net losses on its investments for a given taxable year, the Fund will not be able to recognize its share of those losses until it disposes of shares of such investment company. Moreover, even when the Fund does make such a disposition, a portion of its loss may be recognized as a long-term capital loss, which will not be treated as favorably for federal income tax purposes as an ordinary deduction. In particular, the Fund will not be able to offset any capital losses from its dispositions of shares of other investment companies against its ordinary income.

As a result of the foregoing rules, and certain other special rules, it is possible that the amounts of net investment income and net capital gains that the Fund will be required to distribute to shareholders will be greater than such amounts would have been had the Fund invested directly in the securities held by the investment companies in which it invests, rather than investing in shares of the investment companies. For similar reasons, the character of distributions from the Fund (e.g., long-term capital gain, qualified dividend income, etc.) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the investment companies in which it invests.

Passive Foreign Investment Companies. The Fund may invest in a non-U.S. corporation, which could be treated as a passive foreign investment company (a “PFIC”) or become a PFIC under the IRC. A PFIC is generally defined as a foreign corporation that meets either of the following tests: (1) at least 75% of its gross income for its taxable year is income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains); or (2) an average of at least 50% of its assets produce, or are held for the production of, such passive income. If the Fund acquires any equity interest in a PFIC, the Fund could be subject to federal income tax and interest charges on “excess distributions” received with respect to such PFIC stock or on any gain from the sale of such PFIC stock (collectively “PFIC income”), plus interest thereon even if the Fund distributes the PFIC income as a taxable dividend to its shareholders. The balance of the PFIC income will be included in the Fund’s investment company taxable income and, accordingly, will not be taxable to it to the extent it distributes that income to its shareholders. The Fund’s distributions of PFIC income will be taxable as ordinary income even though, absent the application of the PFIC rules, some portion of the distributions may have been classified as capital gain.

The Fund will not be permitted to pass through to its shareholders any credit or deduction for taxes and interest charges incurred with respect to a PFIC. Payment of this tax would therefore reduce the Fund’s economic return from its investment in PFIC shares. To the extent the Fund invests in a PFIC, it may elect to treat the PFIC as a “qualified electing fund” (“QEF”), then instead of the tax and interest obligation described above on excess distributions, the Fund would be required to include in income each taxable year its pro rata share of the QEF’s annual ordinary earnings and net capital gain. As a result of a QEF election, the Fund would likely have to distribute to its shareholders an amount equal to the QEF’s annual ordinary earnings and net capital gain to satisfy the IRC’s minimum distribution requirement described herein and avoid imposition of the Excise Tax, unless the exception described above applies, even

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if the QEF did not distribute those earnings and gain to the Fund. In most instances it will be very difficult, if not impossible, to make this election because of certain requirements in making the election.

The Fund may elect to “mark-to-market” its stock in any PFIC. “Marking-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of the PFIC stock over the Fund’s adjusted basis therein as of the end of that year. Pursuant to the election, the Fund also may deduct (as an ordinary, not capital, loss) the excess, if any, of its adjusted basis in the PFIC stock over the fair market value thereof as of the taxable year-end, but only to the extent of any net mark-to-market gains with respect to that stock it included in income for prior taxable years under the election. The Fund’s adjusted basis in its PFIC stock subject to the election would be adjusted to reflect the amounts of income included and deductions taken thereunder. In either case, the Fund may be required to recognize taxable income or gain without the concurrent receipt of cash.

Foreign Currency Transactions. Foreign currency gains and losses realized by the Fund in connection with certain transactions involving foreign currency-denominated debt instruments, certain options, futures contracts, forward contracts, and similar instruments relating to foreign currency, foreign currencies, and foreign currency-denominated payables and receivables are subject to Section 988 of the IRC, which causes such gains and losses to be treated as ordinary income or loss and may affect the amount and timing of recognition of the Fund’s income. In some cases elections may be available that would alter this treatment, but such elections could be detrimental to the Fund by creating current recognition of income without the concurrent recognition of cash. If a foreign currency loss treated as an ordinary loss under Section 988 were to exceed the Fund’s investment company taxable income (computed without regard to such loss) for a taxable year the resulting loss would not be deductible by it or its shareholders in future years. The foreign currency income or loss will also increase or decrease the Fund’s investment company income distributable to its shareholders.

Foreign Taxation. Income received by the Fund from sources within foreign countries may be subject to foreign withholding and other taxes. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the Fund’s total assets at the close of any taxable year consist of stock or securities of foreign corporations, the Fund may file an election (the “pass-through election”) with the IRS pursuant to which shareholders of the Fund would be required to (i) include in gross income (in addition to taxable dividends actually received) their pro rata shares of foreign income taxes paid by the Fund, even though not actually received by such shareholders; and (ii) treat such respective pro rata portions as foreign income taxes paid by them. The Fund will furnish its shareholders with a written statement providing the amount of foreign taxes paid by the Fund that will “pass-through” for the year, if any.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund’s income will flow through to shareholders. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. Shareholders may be unable to claim a credit for the full amount of their proportionate share of the foreign taxes paid by the Fund. Various limitations, including a minimum holding period requirement, apply to limit the credit and deduction for foreign taxes for purposes of regular federal income tax and alternative minimum tax.

REITs. The Fund may invest in REITs. Investments in REIT equity securities may require the Fund to accrue and distribute taxable income without the concurrent receipt of cash. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. The Fund’s investments in REIT equity securities may at other times result in its receipt of cash in excess of the REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to its shareholders for federal income tax purposes. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income.

The Fund may invest in REITs that hold residual interests in REMICs or taxable mortgage pools (TMPs), or such REITs may themselves constitute TMPs. Under an IRS notice, and U.S. Treasury regulations that have yet to be issued but may apply retroactively, a portion of the Fund’s income from a REIT that is attributable to the REIT’s residual interest in a REMIC or a TMP (referred to in the IRC as an “excess inclusion”) will be subject to federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a RIC, such as the Fund, will be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related REMIC residual interest or invested in the TMP directly. As a result, the Fund may not be a suitable investment for certain tax exempt-shareholders, including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan and other tax-exempt entities. See “Tax-Exempt Shareholders.”

Distributions. Distributions paid out of the Fund’s current and accumulated earnings and profits (as determined at the end of the year), whether reinvested in additional shares or paid in cash, are generally taxable and must be reported by each shareholder who is required to file a federal income tax return. Distributions in excess of the Fund’s current and accumulated earnings and profits, as computed for federal income tax purposes, will first be treated as a return of capital up to the amount of a shareholder’s tax basis in his or her Fund shares and then as capital gain.

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For federal income tax purposes, distributions of net investment income are generally taxable as ordinary income, and distributions of gains from the sale of investments that the Fund owned for one year or less will be taxable as ordinary income. Distributions designated by the Fund as “capital gain dividends” (distributions from the excess of net long-term capital gain over net short-term capital losses) will be taxable to shareholders as long-term capital gain regardless of the length of time they have held their shares of the Fund. Such dividends do not qualify as dividends for purposes of the dividends received deduction or for qualified dividend income purposes as described below.

Distributions of “qualified dividend income” received by non-corporate shareholders of the Fund may be eligible for the long-term capital gain rate. The Fund’s distribution will be treated as qualified dividend income and therefore eligible for the long-term capital gain rate to the extent the Fund receives dividend income from taxable domestic corporations and certain qualified foreign corporations, provided that certain holding period and other requirements are met. A corporate shareholder of the Fund may be eligible for the dividends received deduction on the Fund’s distributions attributable to dividends received by the Fund from domestic corporations, which, if received directly by the corporate shareholder, would qualify for such a deduction. For eligible corporate shareholders, the dividends received deduction may be subject to certain reductions, and a distribution by the Fund attributable to dividends of a domestic corporation will be eligible for the deduction only if certain holding period and other requirements are met.

Shareholders may also be subject to a 3.8% Medicare contribution tax on net investment income including interest (excluding tax-exempt interest), dividends, and capital gains of U.S. individuals with income exceeding $200,000 ($250,000 if married and filing jointly) and of estates and trusts.

The Fund will furnish a statement to shareholders providing the federal income tax status of its dividends and distributions including the portion of such dividends, if any, that qualifies as long-term capital gain.

Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions, and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders are urged and advised to consult their own tax advisors for more information.

Purchases of Fund Shares. Prior to purchasing shares in the Fund, the impact of dividends or distributions which are expected to be or have been declared, but not paid, should be carefully considered. Any dividend or distribution declared shortly after a purchase of shares of the Fund prior to the record date will have the effect of reducing the per share net asset value by the per share amount of the dividend or distribution, and to the extent the distribution consists of the Fund’s taxable income, the purchasing shareholder will be taxed on the taxable portion of the dividend or distribution received even though some or all of the amount distributed is effectively a return of capital.

Sales, Exchanges or Redemptions. Upon the disposition of shares of the Fund (whether by redemption, sale or exchange), a shareholder may realize a capital gain or loss. Such capital gain or loss will be long-term or short-term depending upon the shareholder’s holding period for the shares. The capital gain will be long-term if the shares were held for more than 12 months and short-term if held for 12 months or less. If a shareholder sells or exchanges Fund shares within 90 days of having acquired such shares and if, before January 31 of the calendar year following the calendar year of the sale or exchange, as a result of having initially acquired those shares, the shareholder subsequently pays a reduced sales charge on a new purchase of shares of the Fund or another Fund, the sales charge previously incurred in acquiring the Fund’s shares generally shall not be taken into account (to the extent the previous sales charges do not exceed the reduction in sales charges on the new purchase) for the purpose of determining the amount of gain or loss on the disposition, but generally will be treated as having been incurred in the new purchase. Any loss realized on a disposition will be disallowed under the “wash sale” rules to the extent that the shares disposed of by the shareholder are replaced by the shareholder (including through dividend reinvestment) within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on a disposition of shares held by the shareholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of capital gain dividends received by the shareholder and disallowed to the extent of any distributions of exempt-interest dividends received by the shareholder with respect to such shares. Capital losses are generally deductible only against capital gains except that individuals may deduct up to $3,000 of capital losses against ordinary income.

The 3.8% Medicare contribution tax (described above) will apply to gains from the sale or exchange of the Fund’s shares.

Backup Withholding. The Fund generally is required to withhold, and remit to the U.S. Treasury, subject to certain exemptions, an amount equal to 28% of all distributions and redemption proceeds paid or credited to a shareholder of the Fund if (i) the shareholder fails to furnish the Fund with the correct taxpayer identification number (“TIN”) certified under penalties of perjury, (ii) the shareholder fails to provide a certified statement that the shareholder is not subject to backup withholding, or (iii) the IRS or a broker has notified the Fund that the number furnished by the shareholder is incorrect or that the shareholder is subject to backup

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withholding as a result of failure to report interest or dividend income. If the backup withholding provisions are applicable, any such distributions or proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld. Backup withholding is not an additional tax. Any amounts withheld may be credited against a shareholder’s U.S. federal income tax liability.

State and Local Taxes. State and local laws often differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit.

Non-U.S. Shareholders. Distributions made to non-U.S. shareholders attributable to net investment income generally are subject to U.S. federal income tax withholding at a 30% rate (or such lower rate provided under an applicable income tax treaty). However, effective for taxable years of the Fund beginning before January 1, 2015, the Fund will generally not be required to withhold tax on any amounts paid to a non-U.S. investor with respect to dividends attributable to “qualified short-term gain” (i.e., the excess of net short-term capital gain over net long-term capital loss) designated as such by the Fund and dividends attributable to certain U.S. source interest income that would not be subject to federal withholding tax if earned directly by a non-U.S. person, provided such amounts are properly designated by the Fund. The Fund may choose not to designate such amounts.

Notwithstanding the foregoing, if a distribution described above is effectively connected with the conduct of a trade or business carried on by a non-U.S. shareholder within the United States (or, if an income tax treaty applies, is attributable to a permanent establishment in the United States), federal income tax withholding and exemptions attributable to foreign persons will not apply and such distribution will be subject to the federal income tax, reporting and withholding requirements generally applicable to U.S. persons described above.

Under U.S. federal tax law, a non-U.S. shareholder is not, in general, subject to federal income tax or withholding tax on capital gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund or on capital gain dividends, provided that the Fund obtains a properly completed and signed certificate of foreign status, unless (i) such gains or distributions are effectively connected with the conduct of a trade or business carried on by the non-U.S. shareholder within the United States (or, if an income tax treaty applies, are attributable to a permanent establishment in the United States of the non-U.S. shareholder); (ii) in the case of an individual non-U.S. shareholder, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale and certain other conditions are met; or (iii) the shares of the Fund constitute U.S. real property interests (USRPIs), as described below.

Special rules apply to foreign persons who receive distributions from the Fund that are attributable to gain from “United States real property interests” (“USRPIs”). The IRC defines USRPIs to include direct holdings of U.S. real property and any interest (other than an interest solely as a creditor) in a “United States real property holding corporation” or former United States real property holding corporation. The IRC defines a United States real property holding corporation as any corporation whose USRPIs make up 50% or more of the fair market value of its USRPIs, its interests in real property located outside the United States, plus any other assets it uses in a trade or business. In general, if the Fund is a United States real property holding company (determined without regard to certain exceptions), distributions by the Fund that are attributable to (a) gains realized on the disposition of USRPIs by the Fund and (b) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands will retain their character as gains realized from USRPIs in the hands of the foreign persons. (However, absent the enactment of legislation, on or after January 1, 2015, this “look-through” treatment for distributions by the Fund to foreign persons applies only to such distributions that are attributable to distributions received by the Fund from a lower-tier REIT and are required to be treated as USRPI gain in the Fund’s hands.) If the foreign shareholder holds (or has held at any time during the prior year) more than a 5% interest in a class of stock of the Fund, such distributions received by the shareholder with respect to such class of stock will be treated as gains “effectively connected” with the conduct of a “U.S. trade or business,” and subject to tax at graduated rates. Moreover, such shareholders will be required to file a U.S. income tax return for the year in which the gain was recognized and the Fund will be required to withhold 35% of the amount of such distribution. In the case of all other foreign persons (i.e., those whose interest in the Fund did not exceed 5% at any time during the prior year), the USRPI distribution will be treated as ordinary income (regardless of any designation by the Fund that such distribution is qualified short-term gain or net capital gain) and the Fund must withhold 30% (or a lower applicable treaty rate) of the amount of the distribution paid to such foreign persons. It is currently unclear whether Congress will extend the “look-through” provisions described above for distributions made on or after January 1, 2015, and what the terms of any such extension would be.

In addition, if the Fund is a United States real property holding corporation or former United States real property holding corporation, the Fund may be required to withhold U.S. tax upon a redemption of shares by a greater-than-5% shareholder that is a foreign person, and that shareholder would be required to file a U.S. income tax return for the year of the disposition of the USRPI and pay any additional tax due on the gain. Prior to January 1, 2015, no withholding was generally required with respect to amounts paid in redemption of shares of the Fund if the Fund was a domestically controlled qualified investment entity, or, in certain other limited cases, if the Fund (whether or not domestically controlled) held substantial investments in RICs that were domestically controlled

54

qualified investment entities. Unless legislation is enacted, beginning on January 1, 2015, such withholding is required, without regard to whether the Fund or any RIC in which it invests is domestically controlled.

Subject to the additional rules described herein, federal income tax withholding will apply to distributions attributable to dividends and other investment income distributed by the Fund. The federal income tax withholding rate may be reduced (and, in some cases, eliminated) under an applicable tax treaty between the United States and the non-U.S. shareholder’s country of residence or incorporation. In order to qualify for treaty benefits, a non-U.S. shareholder must comply with applicable certification requirements relating to its foreign status (generally by providing the Fund with a properly completed Form W-8BEN).

The Foreign Account Tax Compliance Act (“FATCA”) generally requires the Fund to obtain information sufficient to identify the status of each of its shareholders. If a shareholder fails to provide this information or otherwise fails to comply with FATCA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on Fund dividends and distributions and on the proceeds of the sale, redemption, or exchange of Fund shares. The Fund may disclose the information that it receives from (or concerning) its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA, related intergovernmental agreements or other applicable law or regulation. Each investor is urged to consult its tax advisor regarding the applicability of FATCA and any other reporting requirements with respect to the investor’s own situation, including investments through an intermediary.

Foreign Bank And Financial Accounts And Foreign Financial Assets Reporting Requirements. A shareholder that owns directly or indirectly more than 50% by vote or value of the Fund, is urged and advised to consult its own tax advisor regarding its filing obligations with respect to FinCEN Form 114, Report of Foreign Bank and Financial Accounts.

Tax-Exempt Shareholders. A tax-exempt shareholder could realize unrelated business taxable income (“UBTI”) by virtue of its investment in the Fund if shares in the Fund constitute debt financed property in the hands of the tax-exempt shareholder within the meaning of IRC Section 514(b).

It is possible that a tax-exempt shareholder of the Fund will also recognize UBTI if the Fund recognizes “excess inclusion income” (as described above) derived from direct or indirect investments in REMIC residual interests or TMPs. Furthermore, any investment in a residual interest of a CMO that has elected to be treated as a REMIC can create complex tax consequences, especially if the Fund has state or local governments or other tax-exempt organizations as shareholders.

In addition, special tax consequences apply to charitable remainder trusts (“CRTs”) that invest in RICs that invest directly or indirectly in residual interests in REMICs or in TMPs.

Tax Shelter Reporting Regulations. Under U.S. Treasury regulations, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders are urged and advised to consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Shareholders are urged and advised to consult their own tax advisor with respect to the tax consequences of an investment in the Fund including, but not limited to, the applicability of state, local, foreign and other tax laws affecting the particular shareholder and to possible effects of changes in federal or other tax laws.

CONTROL PERSONS AND PRINCIPAL SECURITY HOLDERS

Persons or organizations beneficially owning more than 25% of the outstanding shares of the Fund are presumed to “control” the Fund. As a result, those persons or organizations could have the ability to influence an action taken by the Fund if such action requires a shareholder vote.  As of February 19, 2015, the name, address and percentage ownership of each entity that owned of record or beneficially 5% or more of the outstanding shares of any class of the Fund are as follows:

Share Class	Name & Address	Percentage of Class
CLASS A	PERSHING LLC 1 PERSHING PLAZA JERSEY CITY NJ 07399	10.06%

	CHARLES SCHWAB & COMPANY INC CUST SPL CUSTODY BNFT ATTN MUTUAL FUND DEPARTMENT	6.70%

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	101 MONTGOMERY ST SAN FRANCISCO CA 94104

	MLPF & S THE SOLE BENEFIT OF FOR IT’S CUSTOMERS ATTN FUND ADMINISTRATION 4800 DEER LAKE FLOOR DR EAST 2RD JACKSONVILLE FL 32246	5.48%

CLASS B	MLPF & S THE SOLE BENEFIT OF FOR IT’S CUSTOMERS ATTN FUND ADMISTRATION 4800 DEER LAKE DR EAST-2ND FLR JACKSONVILLE FL 32246	36.65%

	MORGAN STANLEY SMITH BARNEY HARBORSIDE FINANCIAL CENTER PLAZA 2 3RD FLOOR JERSEY CITY NJ 07311	12.72%

	FIRST CLEARING LLC SPECIAL CUSTODY ACCT FBO EXCLUSIVE BENEFIT OF CUSTOMER 2801 MARKET ST SAINT LOUIS MO 63103-2523	9.16%

	PERSHING LLC 1 PERSHING PLAZA JERSEY CITY NJ 07399	8.93%

	UBS FINANCIAL SERVICES INC. FBO UBS WM USA OMNI ACCOUNT M/F ATTN: DEPARTMENT MANAGER 499 WASHINGTON BLVD 9TH FL JERSEY CITY NJ 07310-2055	7.84%

	RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS HOUSE ACCT FIRM ATTN COURTNEY WALLER 880 CARILLON PARKWAY ST PETERSBURG FL 33716	5.82%

CLASS C	MLPF & S THE SOLE BENEFIT OF FOR IT’S CUSTOMERS ATTN FUND ADMINISTRATION 4800 DEER LAKE FLOOR DR EAST 2RD JACKSONVILLE FL 32246	31.88%

	MORGAN STANLEY SMITH BARNEY HARBORSIDE FINANCIAL CENTER PLAZA 2 3RD FLOOR JERSEY CITY NJ 07311	16.28%

	FIRST CLEARING LLC SPECIAL CUSTODY ACCT FBO EXCLUSIVE BENEFIT OF CUSTOMER 2801 MARKET ST SAINT LOUIS MO 63103-2523	12.03%

	RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS HOUSE ACCT FIRM ATTN COURTNEY WALLER 880 CARILLON PARKWAY ST PETERSBURG FL 33716	9.09%

	UBS FINANCIAL SERVICES INC. FBO UBS WM USA OMNI ACCOUNT M/F	8.34%

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	ATTN: DEPARTMENT MANAGER 499 WASHINGTON BLVD 9TH FL JERSEY CITY NJ 07310-2055

CLASS Y	JPMORGAN CHASE AS TRUSTEE FBO THE FIFTH THIRD BANCORP MASTER PROF SHARING PLAN 11500 OUTLOOK ST OVERLAND PARK KS 66211-1804	24.76%

	WESTERN AND SOUTHERN LIFE INS COMP A SEPARATE ACCOUNT MAILSTATION 400 BROADWAY CINCINNATI OH 45202	14.90%

	NATIONAL FINANCIAL SERVICES CORP (FBO) OUR CUSTOMERS ATTN MUTUAL FUNDS DEPARTMENT 4TH FL 499 WASHINGTON BLVD JERSEY CITY NJ 07310-2010	11.70%

	FIFTH THIRD BANK TTEE FBO WESTERN & SOUTHERN LIFE INS CO 401K SAVINGS PLAN 8515 E ORCHARD RD 2T2 CENTENNIAL CO 80111	11.18%

	FIRST CLEARING LLC SPECIAL CUSTODY ACCT FBO EXCLUSIVE BENEFIT OF CUSTOMER 2801 MARKET ST	10.50%

As of February 19, 2015, the Trustees and officers of the Trust as a group owned of record or beneficially less than 1% of the outstanding shares of the Fund.

CUSTODIAN

Brown Brothers Harriman & Co. (“BBH”), 50 Post Office Square, Boston, Massachusetts  02110, is the Trust’s custodian. BBH acts as the Trust’s depository, safe keeps its portfolio securities, collects all income and other payments with respect thereto, disburses money as instructed and maintains records in connection with its duties.

LEGAL COUNSEL

Vedder Price P.C., 222 North LaSalle Street, Chicago, Illinois 60601, serves as counsel to the Trust.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Ernst & Young LLP, 312 Walnut Street Cincinnati, Ohio 45202, has been selected as the independent registered public accounting firm for the Trust for the fiscal year ending March 31, 2015.  Ernst & Young LLP will perform an annual audit of the Trust’s financial statements and advise the Trust as to certain accounting matters.

TRANSFER AND SUB-ADMINISTRATIVE AGENT

Transfer Agent. The Trust’s transfer agent is BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”), 4400 Computer Drive, Westborough, Massachusetts 01581. BNY Mellon maintains the records of each shareholder’s account, answers shareholders’ inquiries concerning their accounts, processes purchases and redemptions of the Fund’s shares, acts as dividend and distribution disbursing agent and performs other shareholder servicing functions. For providing transfer agent and shareholder services to the Trust, BNY Mellon receives a monthly per account fee from THE Fund, plus out of-pocket expenses. The Fund may also pay a fee to certain servicing organizations (such as broker-dealers and financial institutions) that provide sub-transfer agency services. These services include maintaining shareholder records, processing shareholder transactions and distributing communications to shareholders.

Sub-Administrative Agent. The Advisor provides administrative services to the Trust under an Administrative Agreement and has

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sub-contracted certain accounting and administrative services to BNY Mellon. The sub-administrative services sub-contracted to BNY Mellon include accounting and pricing services, SEC and state security filings, providing executive and administrative services and providing reports for meetings of the Board. The Advisor pays BNY Mellon a sub-administrative fee out of its administration fee.

Set forth below are the sub-administration fees paid by the Administrator during the stated fiscal year ended March 31:

Sub-Administration Fees Paid
2014	2013	2012
$245,463	$230,060	$142,295

FINANCIAL STATEMENTS

The Fund’s audited financial statements for the fiscal year ended March 31, 2014, including the notes thereto and the report of the independent registered public accounting firm thereon, are included in the Trust’s Annual Report and are incorporated into this SAI by reference. The Fund’s unaudited financial statements for the fiscal period ended September 30, 2014, are included in the Trust’s Semi-Annual Report and are incorporated into this SAI by reference. No other parts of the Trust’s Annual or Semi-Annual Reports are hereby incorporated by reference. The Annual and Semi-Annual Reports may be obtained free of charge by calling the Trust at 1-800-543-0407 or by downloading a copy at TouchstoneInvestments.com. You may also obtain the annual report or unaudited semi-annual report, as well as other information about Touchstone Strategic Trust, from the EDGAR Database on the SEC’s website at http://www.sec.gov.

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APPENDIX A

DESCRIPTION OF SECURITIES RATINGS(1)

Moody’s Investors Service, Inc. (“Moody’s”), Standard &Poor’s® (“S&P”), and Fitch Ratings, Inc. (“Fitch”) are private services that provide ratings of the credit quality of debt obligations. A description of the ratings assigned by Moody’s, S&P® and Fitch are provided below. These ratings represent the opinions of these rating services as to the quality of the securities that they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. An advisor attempts to discern variations in credit rankings of the rating services and to anticipate changes in credit ranking. However, subsequent to purchase by a fund, an issue of securities may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the fund. In that event, an advisor will consider whether it is in the best interest of a fund to continue to hold the securities.

Moody’s credit ratings are current opinions of the relative future credit risk of entities, credit commitments, or debt or debt-like securities. Moody’s defines credit risk as the risk that an entity may not meet its contractual, financial obligations as they come due and any estimated financial loss in the event of default. Credit ratings do not address any other risk, including but not limited to: liquidity risk, market value risk, or price volatility. Credit ratings are not statements of current or historical fact. Credit ratings do not constitute investment or financial advice, and credit ratings are not recommendations to purchase, sell, or hold particular securities. Credit ratings do not comment on the suitability of an investment for any particular investor. Moody’s issues its credit ratings with the expectation and understanding that each investor will make its own study and evaluation of each security that is under consideration for purchase, holding, or sale.

An S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Fitch credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, and repayment of principal, insurance claims or counterparty obligations. Fitch credit ratings are used by investors as indications of the likelihood of receiving their money owed to them in accordance with the terms on which they invested. Fitch’s credit-ratings cover the global spectrum of corporate, sovereign (including supranational and sub-national), financial, bank, insurance, municipal and other public finance entities and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.

Short-Term Credit Ratings

Moody’s

Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to

(1)  This Appendix A may contain information obtained from third parties, including ratings from credit ratings agencies such as Standard & Poor’s. Reproduction and distribution of third party content in any form is prohibited except with the prior written permission of the related third party. Third party content providers do not guarantee the accuracy, completeness, timeliness or availability of any information, including ratings, and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such content. THIRD PARTY CONTENT PROVIDERS GIVE NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. THIRD PARTY CONTENT PROVIDERS SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT, INCIDENTAL, EXEMPLARY, COMPENSATORY, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, COSTS, EXPENSES, LEGAL FEES, OR LOSSES (INCLUDING LOST INCOME OR PROFITS AND OPPORTUNITY COSTS OR LOSSES CAUSED BY NEGLIGENCE) IN CONNECTION WITH ANY USE OF THEIR CONTENT, INCLUDING RATINGS. Credit ratings are statements of opinions and are not statements of fact or recommendations to purchase, hold or sell securities. They do not address the suitability of securities or the suitability of securities for investment purposes, and should not be relied on as investment advice.

issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

“P-1” - Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

“P-2” - Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

“P-3” - Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

“NP” - Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Note: Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor or support-provider.

S&P

S&P’s short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days-including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating.

The following summarizes the rating categories used by S&P for short-term issues:

“A-1” - Obligations are rated in the highest category and indicate that the obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

“A-2” - Obligations are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

“A-3” - Obligations exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

“B” - Obligations are regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitments.

“C” - Obligations are currently vulnerable to nonpayment and are dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation.

“D” - Obligations are in payment default. The “D” rating category is used when payments on an obligation are not made on the date due, unless S&P believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Local Currency and Foreign Currency Risks - Country risk considerations are a standard part of S&P’s analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor’s capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government’s own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

Fitch

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity or security stream, and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

The following summarizes the rating categories used by Fitch for short-term obligations:

“F1” — Highest short-term credit quality. This designation indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

“F2” — Good short-term credit quality. This designation indicates good intrinsic capacity for timely payment of financial commitments.

“F3” — Fair short-term credit quality. This designation indicates that the intrinsic capacity for timely payment of financial commitments is adequate.

“B” — Speculative short-term credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

“C” — High short-term default risk. This designation indicates that default is a real possibility.

“RD” — Restricted default. This designation indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Or, the default of a specific short-term obligation.

“D” — Default. This designation indicates a broad-based default event for an entity, or the default of all short-term obligations.

Specific limitations relevant to the Short-Term Ratings scale include:

•                  The ratings do not predict a specific percentage of default likelihood over any given time period.

•                  The ratings do not opine on the market value of any issuer’s securities or stock, or the likelihood that this value may change.

•                  The ratings do not opine on the liquidity of the issuer’s securities or stock.

•                  The ratings do not opine on the possible loss severity on an obligation should an obligation default.

•                  The ratings do not opine on any quality related to an issuer or transaction’s profile other than the agency’s opinion on the relative vulnerability to default of the rated issuer or obligation.

Ratings assigned by Fitch Ratings articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive.

Long-Term Credit Ratings

Moody’s

Moody’s long-term ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings use Moody’s Global Scale and reflect both the likelihood of default and any financial loss suffered in the event of default.

The following summarizes the ratings used by Moody’s for long-term debt:

“Aaa” - Obligations rated “Aaa” are judged to be of the highest quality, subject to the lowest level of credit risk.

“Aa” - Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.

“A” - Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk.

“Baa” - Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

“Ba” - Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk.

“B” - Obligations rated “B” are considered speculative and are subject to high credit risk.

“Caa” - Obligations rated “Caa” are judged to be of poor standing and are subject to very high credit risk.

“Ca” - Obligations rated “Ca” are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

“C” - Obligations rated “C” are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa.”  The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P

Issue credit ratings are based, in varying degrees, on S&P’s analysis of the following considerations:

•                  Likelihood of payment — capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

•                  Nature of and provisions of the obligation;

•                  Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

The following summarizes the ratings used by S&P for long-term issues:

“AAA” - An obligation rated “AAA” has the highest rating assigned by S&P. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

“AA” - An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

“A” - An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

“BBB” - An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated “BB,” “B,” “CCC,” “CC,” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

“BB” - An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

“B” - An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB,” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

“CCC” - An obligation rated “CCC” is currently vulnerable to nonpayment, and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

“CC” - An obligation rated “CC” is currently highly vulnerable to nonpayment.

“C” - A “C” rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the “C” rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

“D” - An obligation rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due, unless S&P believes that such payments will be made within five business days, irrespective of any grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized. An obligation’s rating is lowered to “D” upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

Plus (+) or minus (-) - The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

“NR” - This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Local Currency and Foreign Currency Risks - Country risk considerations are a standard part of S&P’s analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor’s capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government’s own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

Fitch

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies, are generally assigned Issuer Default Ratings (IDRs). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The “threshold” default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default. For historical information on the default experience of Fitch-rated issuers, please consult the transition and default performance studies available from the Fitch Ratings website.

The following summarizes long-term IDR categories used by Fitch:

“AAA” — Highest credit quality. “AAA” ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

“AA” — Very high credit quality. “AA” ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A” — High credit quality. “A” ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

“BBB” — Good credit quality. “BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

“BB” — Speculative. “BB” ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists which supports the servicing of financial commitments.

“B” — Highly speculative. “B” ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

“CCC” — Substantial credit risk. “CCC” ratings indicate that default is a real possibility.

“CC” — Very high levels of credit risk. “CC” ratings indicate default of some kind appears probable.

“C” — Exceptionally high levels of credit risk. “C” ratings indicate default is imminent or inevitable, or the issuer is in standstill. Conditions that are indicative of a “C” category rating for an issuer include:

a.              the issuer has entered into a grace or cure period following non-payment of a material financial obligation;

b.              the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; or

c.               Fitch otherwise believes a condition of “RD” or “D” to be imminent or inevitable, including through the formal announcement of a distressed debt exchange.

“RD” - Restricted default. “RD” ratings indicate an issuer that in Fitch’s opinion has experienced an uncured payment default on a bond, loan or other material financial obligation but which has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and which has not otherwise ceased business. This would include:

a.              the selective payment default on a specific class or currency of debt;

b.              the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;

c.               the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; or

d.              execution of a distressed debt exchange on one or more material financial obligations.

“D” — Default. “D” ratings indicate an issuer that in Fitch Ratings’ opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, or which has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.

“Imminent” default typically refers to the occasion where a payment default has been intimated by the issuer, and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment, but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a distressed debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.

In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.

Note: The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” Long-Term IDR category, or to Long-Term IDR categories below “B.”

Specific limitations relevant to the issuer credit rating scale include:

•         The ratings do not predict a specific percentage of default likelihood over any given time period.

•         The ratings do not opine on the market value of any issuer’s securities or stock, or the likelihood that this value may change.

•         The ratings do not opine on the liquidity of the issuer’s securities or stock.

•         The ratings do not opine on the possible loss severity on an obligation should an issuer default.

•         The ratings do not opine on the suitability of an issuer as a counterparty to trade credit.

•         The ratings do not opine on any quality related to an issuer’s business, operational or financial profile other than the agency’s opinion on its relative vulnerability to default.

Ratings assigned by Fitch Ratings articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive.

Municipal Note Ratings

Moody’s

Moody’s uses three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (“MIG”) and are divided into three levels - “MIG 1” through “MIG 3”. In addition, those short-term obligations that are of speculative quality are designated “SG”, or speculative grade. MIG ratings expire at the maturity of the obligation.

The following summarizes the ratings used by Moody’s for these short-term obligations:

“MIG 1” - This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

“MIG 2” - This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

“MIG 3” - This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

“SG” - This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

In the case of variable rate demand obligations (“VRDOs”), a two-component rating is assigned; a long- or short-term debt rating and a demand obligation rating. The first element represents Moody’s evaluation of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of risk associated with the ability to receive purchase price upon demand (“demand feature”). The second element uses a rating from a variation of the MIG scale called the Variable Municipal Investment Grade or “VMIG” rating scale.

When either the long- or short-term aspect of a VRDO is not rated, that piece is designated “NR”, e.g., “Aaa/NR” or “NR/VMIG 1”.

VMIG rating expirations are a function of each issue’s specific structural or credit features.

“VMIG 1” - This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“VMIG 2” - This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“VMIG 3” - This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“SG” - This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

S&P

An S&P U.S. municipal note rating reflects S&P’s opinion about the liquidity factors and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P’s analysis will review the following considerations:

•                  Amortization schedule-the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

•                  Source of payment-the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

“SP-1” - The issuers of these municipal notes exhibit a strong capacity to pay principal and interest. Those issues determined to possess a very strong capacity to pay debt service are given a plus (+) designation.

“SP-2” - The issuers of these municipal notes exhibit a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

“SP-3” - The issuers of these municipal notes exhibit speculative capacity to pay principal and interest.

Fitch

Fitch uses the same ratings for municipal securities as described above for other short-term credit ratings.

APPENDIX B

ROCKEFELLER & CO., INC.

SUMMARY OF PROXY VOTING POLICY AND PROCEDURES

Overview

Rockefeller & Co., Inc. (“R&Co.”) has adopted and implemented Proxy Voting Policies and Procedures in an effort to ensure that proxies are voted in the best interest of clients in fulfillment of R&Co.’s fiduciary duties and in accordance with Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended.

R&Co. has established a Proxy Committee that, among other things, establishes guidelines and generally oversees the proxy voting process.

R&Co. has engaged Glass, Lewis & Co. LLC (“GL”), an organization unaffiliated with R&Co., to assist with proxy voting. In addition to the execution of proxy votes in accordance with R&Co.’s guidelines and record-keeping services, GL also provides R&Co. with corporate governance information, due diligence related to making appropriate proxy voting decisions and vote recommendations. R&Co., however, retains final authority and responsibility for proxy voting.

Proxy Voting Guidelines

R&Co. has established two sets of proxy voting guidelines: (1) a general set that governs the voting for clients not making a contrary election; and (2) a sustainability and impact set to be applied to specific mandates or upon client request. Both guidelines share the same philosophy with respect to corporate governance issues and consider the future appreciation of the investment as a primary concern. The guidelines, however, differ somewhat on social issues. For example, the general guidelines set forth specific governance preferences and a more general approach to social issues. The sustainability and impact guidelines take a more specific and proactive stance on social and environmental issues.

R&Co. does not automatically vote for or against any class of resolutions, but rather follows a list of preferences. On governance issues, the two sets of guidelines share a preference for resolutions that increase disclosure and reporting and that enhance the transparency of decision-making without placing an undue burden on the company or requiring the disclosure of proprietary or competitive information. In addition, both guidelines favor proposals that:

• Preserve and enhance the rights of minority shareholders;

• Increase the Board’s skill base; and

• Increase the accountability of both the Board and management.

The sustainability and impact voting guidelines seek to encourage progress and leadership from companies in areas such as workplace and equality issues, energy and the environment, global corporate accountability, and international and public health. R&Co. believes that good citizenship is good business and that encouraging companies to improve their social responsiveness can lead to improved financial performance.

Proxy Voting Limitations

R&Co. will not vote proxies in countries that engage in “share blocking” — the practice of prohibiting investors who have exercised voting rights from disposing of their shares for a defined period of time. R&Co. will also not vote in cases where a proxy is received after the requisite voting date or with respect to specific proposals that are incoherent or that would entail extensive and uneconomic investigation or research.

As of March 3, 2015

B-1

Conflicts of Interest

Due to the nature of R&Co.’s business and structure, it is unlikely that a material conflict of interest will arise in voting the proxies of public companies, because R&Co. does not engage in investment banking, or otherwise advise public companies. However, R&Co. has a few affiliated persons who sit on the boards of public companies and R&Co. may from time to time act as an investment manager to certain registered mutual fund portfolios and/or manage assets for other types of public entities. In the event a material conflict of interest does arise, it will be resolved in the best interest of clients. In such a case, the Proxy Voting Committee will generally vote the proxy based upon the recommendation of GL. If the Committee determines to resolve the conflict in a different manner, that approach will be documented.

B-2

PART C. OTHER INFORMATION

Item 28. Exhibits:

(a)(1)

Restated Agreement and Declaration of Trust dated May 19, 1993 and Amendment No. 1 dated May 24, 1994, Amendment No. 2 dated February 28, 1997 and Amendment No. 3 dated August 11, 1997, are herein incorporated by reference to Exhibit (b)(1) of Post-Effective Amendment No. 36 to Registrant’s Registration Statement on Form N-1A (File No. 002-80859), filed with the SEC on July 31, 1998.

(a)(2)

Amendment No. 4 to Restated Agreement and Declaration of Trust dated February 12, 1998 and Amendments to Restated Agreement and Declaration of Trust dated March 16, 2000 and April 6, 2000 are herein incorporated by reference to Exhibit (a) of Post-Effective Amendment No. 42 to Registrant’s Registration Statement on Form N-1A (File No. 002-80859), filed with the SEC on August 1, 2000.

(a)(3)

Amendments to Restated Agreement and Declaration of Trust dated September 21, 2000 and March 27, 2001 are herein incorporated by reference to Exhibit (a) of Post-Effective Amendment No. 45 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on August 1, 2001.

(a)(4)

Amendment to Restated Agreement and Declaration of Trust dated August 28, 2002 is herein incorporated by reference to Exhibit (a) of Post-Effective Amendment No. 48 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on September 6, 2002.

(a)(5)

Amendment to Restated Agreement and Declaration of Trust dated November 7, 2002 is herein incorporated by reference to Exhibit (a) of Post-Effective Amendment No. 49 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on August 1, 2003.

(a)(6)

Amendment to Restated Agreement and Declaration of Trust dated April 14, 2004 is herein incorporated by reference to Exhibit (1) of Post-Effective Amendment No. 54 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 30, 2004.

(a)(7)

Amendment to Restated Agreement and Declaration of Trust dated January 3, 2006 is herein incorporated by reference to Exhibit (a) of Post-Effective Amendment No. 60 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on March 1, 2006.

(a)(8)

Amendment to Restated Agreement and Declaration of Trust dated September 30, 2004 is herein incorporated by reference to Exhibit (a)(8) of Post-Effective Amendment No. 70 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on February 2, 2009.

(a)(9)

Amendment to Restated Agreement and Declaration of Trust dated February 22, 2006 is herein incorporated by reference to Exhibit (a)(9) of Post-Effective Amendment No. 70 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on February 2, 2009.

(a)(10)

Amendment to Restated Agreement and Declaration of Trust dated August 15, 2006 is herein incorporated by reference to Exhibit (a)(10) of Post-Effective Amendment No. 70 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on February 2, 2009.

(a)(11)

Amendment to Restated Agreement and Declaration of Trust dated March 22, 2007 is herein incorporated by reference to Exhibit (a)(11) of Post-Effective Amendment No. 70 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on

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February 2, 2009.

(a)(12)

Amendments to Restated Agreement and Declaration of Trust are herein incorporated by reference to Exhibit (1)(l) of Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 (File No. 333-177597), filed with the SEC on November 30, 2011.

(a)(13)

Amendment to Restated Agreement and Declaration of Trust is herein incorporated by reference to Exhibit (a)(13) of Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on June 8, 2012.

(a)(14)

Amendment to Restated Agreement and Declaration of Trust dated July 31, 2013 is herein incorporated by reference to Exhibit (a)(14) of Post-Effective Amendment No. 103 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 22, 2014.

(a)(15)

Amendment to Restated Agreement and Declaration of Trust dated July 9, 2014 is herein incorporated by reference to Exhibit (a)(15) of Post-Effective Amendment No. 108 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 9, 2014.

(b)(1)

By-Laws and Amendments to By-Laws dated July 17, 1984 and April 5, 1989 are herein incorporated by reference to Exhibit (b)(2) of Post-Effective Amendment No. 36 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 31, 1998.

(b)(2)	Amendment to By-Laws adopted on December 2, 2014 is filed herewith.

(c)

Instruments Defining Rights of Security Holders are herein incorporated by reference to Exhibit (c) of Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 10, 2012.

(d)(1)(i)

Advisory Agreement with Touchstone Advisors, Inc. dated May 1, 2000, is herein incorporated by reference to Exhibit (d)(1) of Post-Effective Amendment No. 67 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on August 1, 2007.

(d)(1)(ii)

Amended Schedule 1 dated July 9, 2014 to the Advisory Agreement dated May 1, 2000 between Touchstone Strategic Trust and Touchstone Advisors, Inc. is herein incorporated by reference to Exhibit (d)(1)(ii) of Post-Effective Amendment No. 108 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 9, 2014.

(d)(1)(iii)

Amendment to the Advisory Agreement with Touchstone Advisors, Inc. is herein incorporated by reference to Exhibit (6)(c) of Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-14 (File No. 333-182177), filed with the SEC on October 12, 2012.

(d)(2)

Sub-Advisory Agreement between Touchstone Advisors, Inc. and Westfield Capital Management Company, L.P. with respect to the Touchstone Growth Opportunities Fund is herein incorporated by reference to Exhibit (d)(11) of Post-Effective Amendment No. 68 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on August 1, 2008.

(d)(3)

Sub-Advisory Agreement between Touchstone Advisors, Inc. and Westfield Capital Management Company, L.P. with respect to the Touchstone Mid Cap Growth Fund is herein incorporated by reference to Exhibit (d)(3) of Post-Effective Amendment No. 73 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 29, 2010.

(d)(4)

Sub-Advisory Agreement dated April 16, 2012 between Touchstone Advisors, Inc. and Barrow, Hanley, Mewhinney & Strauss, LLC with respect to the Touchstone Value Fund is herein incorporated by reference to Exhibit (6)(n) of Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-14 (File No. 333-177597), filed with the SEC on April 27, 2012.

(d)(5)	Sub-Advisory Agreement dated April 16, 2012 between Touchstone Advisors, Inc. and Copper Rock

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Capital Partners, LLC with respect to the Touchstone International Small Cap Fund is herein incorporated by reference to Exhibit (6)(o) of Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-14 (File No. 333-177597), filed with the SEC on April 27, 2012.

(d)(6)

Sub-Advisory Agreement dated April 16, 2012 between Touchstone Advisors, Inc. and Ibbotson Associates, Inc. with respect to the Touchstone Balanced Allocation Fund, Touchstone Conservative Allocation Fund, Touchstone Growth Allocation Fund and Touchstone Moderate Growth Allocation Fund is herein incorporated by reference to Exhibit (d)(9) of Post-Effective Amendment No. 86 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 20, 2012.

(d)(7)

Sub-Advisory Agreement dated April 16, 2012 between Touchstone Advisors, Inc. and Thompson, Siegel & Walmsley LLC with respect to the Touchstone Small Cap Value Opportunities Fund is herein incorporated by reference to Exhibit (6)(r) of Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-14 (File No. 333-177597), filed with the SEC on April 27, 2012.

(d)(8)

Sub-Advisory Agreement dated April 16, 2012 between Touchstone Advisors, Inc. and Fort Washington Investment Advisors, Inc. with respect to the Touchstone Focused Fund is herein incorporated by reference to Exhibit (6)(s) of Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-14 (File No. 333-177597), filed with the SEC on April 27, 2012.

(d)(9)(i)

Sub-Advisory Agreement between Touchstone Advisors, Inc. and ClearArc Capital Inc. (formerly Fifth Third Asset Management, Inc.) with respect to the Touchstone Flexible Income Fund is herein incorporated by reference to Exhibit (6)(w) of Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-14 (File No. 333-182177), filed with the SEC on October 12, 2012.

(d)(9)(ii)

Amendment to Sub-Advisory Agreement dated May 31, 2013 between Touchstone Advisors, Inc. and ClearArc Capital, Inc. (formerly Fifth Third Asset Management, Inc.) with respect to the Touchstone Flexible Income Fund is herein incorporated by reference to Exhibit (d)(18)(i) of Post-Effective Amendment No. 98 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 29, 2013.

(d)(10)

Sub-Advisory Agreement between Touchstone Advisors, Inc. and Barrow, Hanley, Mewhinney & Strauss, LLC with respect to the Touchstone International Value Fund is herein incorporated by reference to Exhibit (6)(y) of Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-14 (File No. 333-182177), filed with the SEC on October 12, 2012.

(d)(11)

Sub-Advisory Agreement dated April 26, 2013 between Touchstone Advisors, Inc. and Apex Capital Management, Inc. with respect to the Touchstone Small Cap Growth Value Fund, is herein incorporated by reference to Exhibit (d)(17) of Post-Effective Amendment No. 95 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 29, 2013.

(d)(12)

Sub-Advisory Agreement dated December 31, 2012 between Touchstone Advisors, Inc. and Analytic Investors, LLC with respect to the Touchstone Dynamic Equity Fund is herein incorporated by reference to Exhibit (d)(10) of Post-Effective Amendment No. 98 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 29, 2013.

(d)(13)

Sub-Advisory Agreement dated December 31, 2012 between Touchstone Advisors, Inc. and Ashfield Capital Partners, LLC with respect to the Touchstone Capital Growth Fund is herein incorporated by reference to Exhibit (d)(16) of Post-Effective Amendment No. 98 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 29, 2013.

(d)(14)

Sub-Advisory Agreement dated April 23, 2014 between Touchstone Advisors, Inc. and Sands Capital Management, LLC with respect to the Touchstone Sands Capital Emerging Markets Growth Fund is herein incorporated by reference to Exhibit (d)(17) of Post-Effective Amendment No. 104 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 23, 2014.

3

(d)(15)

Sub-Advisory Agreement between Touchstone Advisors, Inc. and London Company of Virginia d/b/a The London Company with respect to the Touchstone Large Cap Fund is herein incorporated by reference to Exhibit (d)(16) of Post-Effective Amendment No. 108 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 9, 2014.

(d)(16)

Form of Sub-Advisory Agreement between Touchstone Advisors, Inc. and Rockefeller & Co., Inc. with respect to the Touchstone Sustainability and Impact Equity Fund (formerly the Touchstone Large Cap Growth Fund) is filed herewith.

(e)(1)

Distribution Agreement with Touchstone Securities, Inc. is herein incorporated by reference to Exhibit (e)(i) of Post-Effective Amendment No. 45 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on August 1, 2001.

(e)(2)

Form of Underwriter’s Dealer Agreement is herein incorporated by reference to Exhibit (e) of Post-Effective Amendment No. 56 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on September 10, 2004.

(f)

Touchstone Trustee Deferred Compensation Plan is herein incorporated by reference to Exhibit (f) of Post-Effective Amendment No. 71 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 29, 2009.

(g)(1)

Custodian Agreement with Brown Brothers Harriman & Co. is herein incorporated by reference to Exhibit (g)(1) of Post-Effective Amendment No. 68 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on August 1, 2008.

(g)(2)

Amended Schedule of Global Services & Charges to the Custody Agreement between the Trust and Brown Brothers Harriman & Co. is herein incorporated by reference to Exhibit (g)(1)(i) of Post-Effective Amendment No. 100 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on October 25, 2013.

(h)(1)

Recordkeeping Agreement is herein incorporated by reference to Exhibit (h)(vii) of Post-Effective Amendment No. 51 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on March 5, 2004.

(h)(2)

Amended Administration Agreement with Touchstone Advisors, Inc. dated January 1, 2007 is herein incorporated by reference to Exhibit (h)(8) of Post-Effective Amendment No. 67 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on August 1, 2007.

(h)(3)	Amended and Restated Sub-Administration and Accounting Services Agreement between Touchstone Advisors, Inc. and BNY Mellon Investment Servicing (US) Inc. dated January 1, 2015, is filed herewith.

(h)(4)	Amended and Restated Transfer Agency Agreement between the Trust and BNY Mellon Investment Servicing (US) Inc. dated January 1, 2015, is filed herewith.

(h)(5)(i)

State Filing Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc., dated December 5, 2011 is herein incorporated by reference to Exhibit (h)(5) of Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 10, 2012.

(h)(5)(ii)

Amended and Restated Schedule A to the State Filing Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc. is herein incorporated by reference to Exhibit (13)(h) of Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-14 (File No. 333-177597), filed with the SEC on April 27, 2012.

(h)(5)(iii)	Amended and Restated Schedule A dated September 6, 2012 to the State Filing Services Agreement dated December 5, 2011 is herein incorporated by reference to Exhibit (13)(o) of Post-Effective

4

Amendment No. 2 to Registrant’s Registration Statement on Form N-14 (File No. 333-182177), filed with the SEC on October 12, 2012.

(h)(6)

Allocation Agreement for Allocation of Fidelity Bond Proceeds is herein incorporated by reference to Exhibit (h)(6) of Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 10, 2012.

(h)(7)(i)

Amended and Restated Expense Limitation Agreement dated July 29, 2013 between Touchstone Strategic Trust and Touchstone Advisors, Inc. is herein incorporated by reference to Exhibit (h)(8) of Post-Effective Amendment No. 103 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 22, 2014.

(h)(7)(ii)	Amended Schedule A dated May 1, 2015 to the Amended and Restated Expense Limitation Agreement dated July 29, 2013 between Touchstone Strategic Trust and Touchstone Advisors, Inc. is is filed herewith.

(h)(7)(iii)

Amended Schedule B dated July 9, 2014 to the Amended and Restated Expense Limitation Agreement dated July 29, 2013 between Touchstone Strategic Trust and Touchstone Advisors, Inc. is herein incorporated by reference to Exhibit (h)(7)(iii) of Post-Effective Amendment No. 108 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 9, 2014.

(h)(7)(iv)

Form of Schedule C to the Amended and Restated Expense Limitation Agreement dated July 29, 2013 between Touchstone Strategic Trust and Touchstone Advisors, Inc. is herein incorporated by reference to Exhibit (h)(8) of Post-Effective Amendment No. 103 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 22, 2014.

(h)(8)

Securities Lending Agency Agreement between the Registrant and Brown Brothers Harriman & Co. dated February 1, 2013 is herein incorporated by reference to Exhibit (h)(13) of Post-Effective Amendment No. 100 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on October 25, 2013.

(i)	Opinion of counsel to be filed by amendment.

(j)	Consent of Ernst & Young LLP is filed herewith.

(k)	Not applicable.

(l)	Copy of Letter of Initial Stockholder, which was filed as an Exhibit to Registrant’s Pre-Effective Amendment No. 1, is hereby incorporated by reference.

(m)(1)

Registrant’s Plans of Distribution Pursuant to Rule 12b-1 for Class A shares and Class C shares are herein incorporated by reference to Exhibit (m)(1) of Post-Effective Amendment No. 42 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on August 1, 2000.

(m)(2)

Registrant’s Plan of Distribution Pursuant to Rule 12b-1 for Class B shares is herein incorporated by reference to Exhibit (m)(2) of Post-Effective Amendment No. 45 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on August 1, 2001.

(m)(3)

Registrant’s Plan of Distribution Pursuant to Rule 12b-1 for Class A shares with respect to the Touchstone Dynamic Equity Fund, Touchstone Emerging Growth Fund, Touchstone International Equity Fund, Touchstone Conservative Allocation Fund, Touchstone Balanced Allocation Fund, Touchstone Moderate Growth Allocation Fund, Touchstone Growth Allocation Fund, Touchstone U.S. Long/Short Fund, Touchstone Value Fund, Touchstone International Small Cap Fund, Touchstone Capital Growth Fund, Touchstone Mid Cap Value Opportunities Fund, Touchstone Small Cap Value Opportunities Fund, Touchstone Focused Fund, Touchstone Micro Cap Value Fund, Touchstone Small Company Value Fund, Touchstone International Value Fund and Touchstone Flexible Income Fund is

5

herein incorporated by reference to Exhibit (m)(3) of Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on June 8, 2012.

(m)(4)

Registrant’s Plan of Distribution Pursuant to Rule 12b-1 for Class C shares with respect to the Touchstone Dynamic Equity Fund, Touchstone Emerging Growth Fund, Touchstone International Equity Fund, Touchstone Conservative Allocation Fund, Touchstone Balanced Allocation Fund, Touchstone Moderate Growth Allocation Fund, Touchstone Growth Allocation Fund, Touchstone U.S. Long/Short Fund, Touchstone Value Fund, Touchstone International Small Cap Fund, Touchstone Capital Growth Fund, Touchstone Mid Cap Value Opportunities Fund, Touchstone Small Cap Value Opportunities Fund, Touchstone Focused Fund, Touchstone Micro Cap Value Fund, Touchstone Small Company Value Fund, Touchstone International Value Fund and Touchstone Flexible Income Fund is herein incorporated by reference to Exhibit (m)(4) of Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on June 8, 2012.

(n)(1)

Amended and Restated Rule 18f-3 Plan is herein incorporated by reference to Exhibit (n) of Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on June 8, 2012.

(n)(2)

Amended Schedule A dated July 9, 2014 to the Amended and Restated Rule 18f-3 Plan is herein incorporated by reference to Exhibit (n)(2) of Post-Effective Amendment No. 108 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 9, 2014.

(o)	Reserved.

(p)(1)

Code of Ethics for Touchstone Advisors, Inc., Touchstone Strategic Trust and Touchstone Securities, Inc. is herein incorporated by reference to Exhibit (p)(1) of Post-Effective Amendment No. 98 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on July 29, 2013.

(p)(2)

Code of Ethics for Fort Washington Investment Advisors, Inc. is herein incorporated by reference to Exhibit (p)(2) of Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 10, 2012.

(p)(3)

Code of Ethics for Westfield Capital Management Company, L.P. is herein incorporated by reference to Exhibit (p)(3) of Post-Effective Amendment No. 95 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 29, 2013.

(p)(4)

Code of Ethics for Analytic Investors, LLC is herein incorporated by reference to Exhibit (p)(5) of Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 10, 2012.

(p)(5)

Code of Ethics for Ibbotson Associates, Inc. is herein incorporated by reference to Exhibit (p)(6) of Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 10, 2012.

(p)(6)

Code of Ethics for Barrow, Hanley, Mewhinney & Strauss, LLC is herein incorporated by reference to Exhibit (p)(7) of Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on June 8, 2012.

(p)(7)

Code of Ethics for Copper Rock Capital Partners, LLC is herein incorporated by reference to Exhibit (p)(8) of Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 10, 2012.

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(p)(8)

Code of Ethics for Ashfield Capital Partners, LLC is herein incorporated by reference to Exhibit (p)(10) of Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 10, 2012.

(p)(9)

Code of Ethics for Thompson Siegel & Walmsley, LLC is herein incorporated by reference to Exhibit (p)(11) of Post-Effective Amendment No. 83 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 10, 2012.

(p)(10)

Code of Ethics for ClearArc Capital, Inc. (formerly Fifth Third Asset Management, Inc.) is herein incorporated by reference to Exhibit (p)(13) of Post-Effective Amendment No. 85 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on June 8, 2012.

(p)(11)

Code of Ethics for Apex Capital Management, Inc. is incorporated by reference to Exhibit (p)(13) of Post-Effective Amendment No. 95 to Registrant’s Registration Statement on Form N-1A (File Nos. 002-80859 and 811-03651), filed with the SEC on April 29, 2013.

(p)(12)

Code of Ethics for Sands Capital Management, LLC is incorporated by reference to Exhibit (p)(12) of Post-Effective Amendment No. 21 to Touchstone Funds Group Trust’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on August 6, 2004.

(p)(13)

Code of Ethics for London Company of Virginia d/b/a The London Company is incorporated by reference to Exhibit (p)(14) of Post-Effective Amendment No. 105 to Touchstone Strategic Trust’s Registration Statement on Form N-1A (File Nos. 033-c0859 and 811-03651), filed with the SEC on April 25, 2014.

(p)(14)	Code of Ethics for Rockefeller & Co., Inc. is filed herewith.

(q)

Power of Attorney dated January 3, 2014 is incorporated by reference to Exhibit (q) of Post-Effective Amendment No. 103 to Registrant’s Registration Statement on Form N-1A (002-80859 and 811-03651), filed with the SEC on April 22, 2014.

Item 29. Persons Controlled by or Under Common Control with the Registrant

None.

Item 30. Indemnification

(a)  Article VI of the Registrant’s Restated Agreement and Declaration of Trust provides for indemnification of officers and Trustees as follows:

Section 6.4 Indemnification of Trustees, Officers, etc.

The Trust shall indemnify each of its Trustees and officers, including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (“disabling conduct”).  Anything herein contained to the contrary notwithstanding, no Covered Person shall be indemnified for any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject unless (1) a final decision on the merits is made by a court or other body before whom the proceeding

7

was brought that the Covered Person to be indemnified was not liable by reason of disabling conduct or, (2) in the absence of such a decision, a reasonable determination is made, based upon a review of the facts, that the Covered Person was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of Trustees who are neither “interested persons” of the Company as defined in the Investment Company Act of 1940, as amended nor parties to the proceeding “disinterested, non-party Trustees”), or (b) an independent legal counsel in a written opinion.

Section 6.5 Advances of Expenses.

The Trust shall advance attorneys’ fees or other expenses incurred by a Covered Person in defending a proceeding, upon the undertaking by or on behalf of the Covered Person to repay the advance unless it is ultimately determined that such Covered Person is entitled to indemnification, so long as one of the following conditions is met: (i) the Covered Person shall provide security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested non-party Trustees of the Trust, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

Section 6.6 Indemnification Not Exclusive, etc.

The right of indemnification provided by this Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled.  As used in this Article VI, “Covered Person” shall include such person’s heirs, executors and administrators, an “interested Covered Person” is one against whom the action, suit or other proceeding in question or another action, suit or other proceeding on the same or similar grounds is then or has been pending or threatened, and a “disinterested” person is a person against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending or threatened.  Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

(b)  The Registrant maintains a mutual fund and investment advisory professional and directors and officer’s liability policy.  The policy provides coverage to the Registrant, its trustees and officers and includes losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.  The Registrant may not pay for insurance that protects the Trustees and officers against liabilities arising from action involving willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their offices.

The advisory agreements and the sub-advisory agreements provide that Touchstone Advisors, Inc. (or a sub-advisor) shall not be liable for any act or omission in the course of rendering services, absent willful misfeasance, bad faith or gross negligence or reckless disregard by Touchstone (or a sub-advisor) of its obligations under the agreement.

Item 31.  BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISORS

A.                Touchstone Advisors, Inc. (the “Advisor”) is a registered investment advisor that provides investment advisory services to the Touchstone Fund Complex.  The following list sets forth the business and other connections of the directors and executive officers of the Advisor.  Unless otherwise noted, the address of the corporations listed below is 303 Broadway, Cincinnati, OH 45202.

*The address is 400 Broadway, Cincinnati, OH 45202.

(1)  Jill T. McGruder — CEO and Director Touchstone Advisors, Inc.

(a)         President and Chief Executive Officer - IFS Financial Services, Inc.

(b)         President and Chief Executive Officer - Integrity Life Insurance Co.

(c)          President and Chief Executive Officer - National Integrity Life Insurance Co.

(d)         Director, President and Chief Executive Officer - Cincinnati Analysts, Inc.

(e)          President - Touchstone Fund Complex

8

(f)           Senior Vice President - Western & Southern Financial Group*

(g)          Senior Vice President - W&S Brokerage Services, Inc.*

(h) Director — Western & Southern Financial Group*, Cincinnati Analysts, Inc., IFS Financial Services, Inc., Integrity Life Insurance Co., National Integrity Life Insurance Company, Touchstone Securities, Inc., Western & Southern Financial Group Distributors, Inc.*, W&S Brokerage Services, Inc.*, LaRosa’s, Inc. (2334 Boudinot Avenue Cincinnati, OH 45238)

(2)  Donald J. Wuebbling — Director — Touchstone Advisors, Inc.

(a)  Director - AM Concepts, Inc.*, Touchstone Securities, Inc., IFS Agency Services, Inc., W&S Financial Group Distributors, Inc.*, Eagle Realty Investments, Inc.*, Cincinnati Analysts, Inc., Integrity Life Insurance Company,* National Integrity Life Insurance Company,* WestAd Inc.*, Eagle Realty Group, LLC*, IFS Financial Services, Inc., Western & Southern Agency Services, Inc.*, Fort Washington Investment Advisors, Inc., W&S Brokerage Services, Inc.*, Columbus Life Insurance Company*, IIS Broadway*

(3)  James J. Vance — Vice President and Treasurer — Touchstone Advisors, Inc.

(a)  Vice President and Treasurer — Western & Southern Life Insurance Company*, Fort Washington Investment Advisors, Inc., IFS Financial Services, Inc., IFS Agency Services, Inc., W&S Financial Group Distributors, Inc.*, Touchstone Securities, Inc., Columbus Life Insurance Company*, Eagle Realty Group, LLC*, Eagle Realty Investments, Inc.*, Integrity Life Insurance Company, National Integrity Life Insurance Company, Lafayette Life Insurance Company, WestAd Inc.*, AM Concepts, Inc.*

(b)  Treasurer  Cincinnati Analysts, Inc., W&S Brokerage Services, Inc.*, Fort Washington Capital Partners, LLC, Insurance Profillment Solutions*, Tristate Ventures, LLC*

(4)  Terrie A. Wiedenheft — Chief Financial Officer and Chief Operations Officer — Touchstone Advisors, Inc.

(a)         Senior Vice President, Chief Financial Officer and Chief Operations Officer — IFS Financial Services, Inc.

(b)         Senior Vice President and Chief Financial Officer — W&S Brokerage Services, Inc.* and Touchstone Securities, Inc.

(c)          Chief Financial Officer — Cincinnati Analysts, Inc.

(d)         Senior Vice President — Fort Washington Investment Advisors, Inc.

(e)          Vice President, Commission Accounting and Finance — Integrity Life Insurance Company, National Integrity Life Insurance Company.

(f)           Treasurer and Controller — Touchstone Fund Complex

(5)  James N. Clark — Director — Touchstone Advisors, Inc.

(a)  Vice President, Director and Secretary — Western & Southern Mutual Holding Company*, Western & Southern Financial Group, Inc.*, Western & Southern Life Assurance Company*, Western-Southern Life Assurance Company.*

(b) Director — Columbus Life Insurance Company*, Eagle Realty Group, LLC*, Eagle Realty Investments, Inc.*, IFS Agency Services, Inc., Touchstone Securities, Inc., W&S Financial Group Distributors, Inc.*, Cincinnati Analysts, Inc., AM Concepts*, IFS Financial Services, Western & Southern Agency Services, Inc.*, WestAd, Inc.*, Lafayette Life Insurance Company*, Western & Southern Agency Services, Inc.

(6)  Rhonda S. Malone — Secretary — Touchstone Advisors, Inc.

9

(a) Secretary — Touchstone Securities, Inc., W&S Brokerage Services, Inc.*, W&S Financial Group Distributors, Inc.*, IFS Agency Services Inc.

(b) Senior Counsel — Securities — Western & Southern Financial Group, Inc.*

(7)  Steven M. Graziano — President — Touchstone Advisors, Inc.

(a)  Vice President - Touchstone Fund Complex

(b)  President — Touchstone Securities, Inc.

(8)  Timothy S. Stearns — Chief Compliance Officer - Touchstone Advisors, Inc., Touchstone Fund Complex

(9)  Timothy D. Paulin — Senior Vice President, Investment Research and Product Management — Touchstone Advisors, Inc.

(a)  Vice President — Touchstone Fund Complex

B.  Fort Washington Investment Advisors, Inc. (“Fort Washington”) is a registered investment advisor that provides sub-advisory services to the Touchstone Focused Fund.  Fort Washington serves as the sub-advisor to the Touchstone Investment Trust, Touchstone Tax-Free Trust, Touchstone Funds Group Trust and certain series of the Touchstone Variable Series Trust.  Fort Washington also provides investment advice to institutional and individual clients.  The address of Fort Washington is 303 Broadway, Cincinnati OH 45202. *The address is 400 Broadway, Cincinnati, OH 45202.

The following list sets forth the business and other connections of the directors and executive officers of Fort Washington.

(1)                           Maribeth S. Rahe, President & Chief Executive Officer and Director

(a)                           Board Member, Executive/Foundation Committee of Cincinnati USA Regional Chamber; Leadership Development, Cincinnati USA Regional Chamber of Commerce; Life Trustee, New York Landmarks Conservancy; Life Trustee, Rush-Presbyterian-St. Luke’s Medical Center; Board Member, Consolidated Communications Illinois Holdings Inc.; Chair, Audit Committee, Consolidated Communications Illinois Holdings, Inc.; Member, Nominating/Governance and Compensation Committees, Consolidated Communications Illinois Holdings, Inc.; Vice Chairman, Executive/Finance Committee, Cincinnati Arts Association; Advisory Board, Sisters of Notre Dame de Namur; Advisory Board, Williams College of Business, Xavier University; Advisory Board, CincyTech USA; Member, Partner-In-Action; Investment Committee, United Way of Cincinnati; Board Member, First Financial Bank; Member, Audit/Trust/M&A Committees, First Financial Bank; Executive Committee, Commonwealth Club

(b)                           President & CEO of Tristate Ventures, LLC*

(c)                            President, Buckeye Venture Partners, LLC

(d)                           Director, Eagle Realty Group, Eagle Realty Investments

(e)                            President, W&S Investment Holdings, LLC

(f)                             Manager, President & CEO, Peppertree Partners, LLC

(g)                            Director, Chairman of the Board - Cincinnati Analysts, Inc.

(h)                           President & CEO of Fort Washington Capital Partners, LLC

(2)                           Nicholas P. Sargen, Chief Investment Officer and Director

(a)                           Senior Vice President & Chief Investment Officer, Western & Southern Life Insurance Company, Western & Southern Life Assurance Company, Columbus Life Insurance Company, Integrity Life Insurance

10

Company, National Integrity Life Insurance Company, Western & Southern Financial Group, Western & Southern Mutual Holding Company, Lafayette Life Insurance Company

(b)                           Chief Investment Officer

1.              Tristate Ventures, LLC*

2.              Peppertree Partners, LLC

3.              Buckeye Venture Partners, LLC

4.              Fort Washington Capital Partners, LLC

5.              W&S Investment Holdings, LLC

(c)                            Board of Trustees & Treasurer, Good Samaritan Hospital Foundation

(d)                           Advisory Board, Xavier Department of Economics

(3)                           John F. Barrett, Chairman and Director

(a)                           Chairman of Board & CEO, Western & Southern Life Insurance Company, Western & Southern Life Assurance Company, Western & Southern Financial Group, Western & Southern Mutual Holding Company

(b)                           Director & Chairman, Columbus Life Insurance Company, Integrity Life Insurance Company, National Integrity Life Insurance Company; Lafayette Life Insurance Company

(c)                            Director, Eagle Realty Group, Eagle Realty Investments

(d)                           Director, Chairman, President & CEO, WestAd, Inc.

(e)                            President & Trustee, Western & Southern Financial Fund

(f)                             Board Member, Convergys Corp, Cintas Corporation

(g)                            Director, American Council of Life Insurers; Director, Financial Services Roundtable; Board Member, Americans for the Arts; Member & Executive Committee, Cincinnati Center City Development Corporation; Board of Governors, Cincinnati USA Partnership for Economic Development; Member, Cincinnati Business Committee; Co-Chairman, Greater Cincinnati Scholarship Association; Member, Cincinnati Equity Fund; Honorary Trustee, Sigma Alpha Epsilon Foundation; Chairman, Medical Center Fund, UC; Advisory Board, Barrett Cancer Center; Vice Chairman, UC Foundation Capital Campaign; Honorary Chairman, UC Presidential Bicentennial Commission

(4)                           Brendan M. White, Managing Director & Sr. Portfolio Manager

(5)                           James A. Markley, Managing Director

(a)                           Trustee & Board Member, Corbett Foundation

(6)                           Roger M. Lanham, Managing Director & Head Fixed Income Group

(7)                           John J. O’Connor, Managing Director

(a)                           Board of Directors, Friars Club Foundation, SC Ministry Foundation

(b)                           Investment Committee, Province of St. John the Baptist

(8)                           Timothy J. Policinksi, Managing Director & Sr. Portfolio Manager

(9)                           Michele Hawkins, Chief Compliance Officer & Managing Director

11

(a)                           Advisory Board Member, Xavier University Cintas Institute for Business Ethics & Social Responsibility

(b)                           Chief Compliance Officer, Peppertree Partners, LLC

(10)                    Margaret C. Bell, Managing Director

(11)                    Robert L. Walker, Director

(a)                           Director, Eagle Realty Group, Eagle Realty Investments, Integrity Life Insurance Company, National Integrity Life Insurance Company, Insurance Profillment Solutions, LLC, Western & Southern Agency, Inc.

(b)                           Board Member, Computer Services, Inc.; Board Member & Chairman, Tri-Health

(c)                            Director, Sr. Vice President, & Chief Financial Officer, Columbus Life Insurance Company, Lafayette Life Insurance Company

(d)                           Sr. Vice President & Chief Financial Officer, Western & Southern Life Insurance Company, Western & Southern Life Assurance Company, W&S Financial Group, Inc., W&S Mutual Holding Company

(e)                            Board of Trustees, Bethesda, Inc.

(12)                    Richard R. Jandrain III, Managing Director & Sr. Portfolio Manager

(13)                    Terrie A. Wiedenheft, Sr. Vice President & Chief Financial Officer — See biography above

(14)                    James J. Vance, Vice President & Treasurer — See biography above

(15)                    Stephen A. Baker, Managing Director & Deputy Head of Private Equity

(a)                           Board of Trustees, Walnut Hills High School Alumni Foundation, CH Mack, Inc.

(b)                           Vice President, Buckeye Venture Partners, LLC

(c)                            Manager, Peppertree Partners, LLC

(16)                    John P. Bessone, Vice President

(a)                           Board Member, Lumidign, Inc., Earthstone International

(17)                    Paul D. Cohn, Managing Director

(18)                    Rance G. Duke, Vice President Head Investment Grade Credit & Sr. Portfolio Manager

(a)                           Board Member & Chairman, Spring Grove Cemetery

(b)                           Treasurer, Bethesda Foundation; Board Member, Bethesda, Inc.

(c)                            Investment Committee, YMCA of Greater Cincinnati, Bethesda, Inc.

(d)                           Member, United Way, Red Cross Partnership Committee

(19)                    Thomas L. Finn, Vice President & Sr. Portfolio Manager

(a)                           Board Member, Cincinnati Foundation for the Aged, Beechwood Foundation.

(b)                           Investment Committee, YMCA

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(20)                    Mark A. Frietch, Managing Director

(21)                    John J. Goetz, Vice President & Sr. Portfolio Manager

(a)                     Investment Company Institute — MMFunds Advisory Committee

(22)                    Charles A. Ulbricht, Vice President & Sr. Portfolio Manager

(a)                           AVP Investments, Lafayette Life Foundation

(23)                    Scott D. Weston, Managing Director & Sr. Portfolio Manager

(a)                           Financial Advisory Board & Foundation Board Member, Mariemont School District

(24)                    Martin W. Flesher, Vice President

(25)                    Jeffrey D.  Meek, Vice President & Chief Financial Officer

(a)                           Treasurer, Buckeye Venture Partners, LLC, Peppertree Partners, LLC

(b)                           Vice President & Sr. Financial Officer, Tri-State Ventures, LLC

(c)                            Vice President, Western & Southern Investment Holdings, LLC

(26)                    Jonathan D. Niemeyer, Sr. Vice President & General Counsel

(a)                           Board of Directors, The Pro Foundation Inc., Board of Advisors, David Pollack’s Empower Foundation

(b)                           Sr. Vice President & General Counsel, Columbus Life Insurance Company, Lafayette Life Insurance Company, Western & Southern Life Insurance Company, Western & Southern Life Assurance Company, Western & Southern Financial Group, Western & Southern Mutual Holding Company

(c)                            Assistant Secretary, Peppertree Partners, LLC

(d)                           Secretary, W&S Investment Holdings, LLC

(e)                            Director, Insurance Profillment Solutions, LLC

(f)                             Board Member, Association of Life Insurance Counsel

(27)                    James E. Wilhelm, Managing Director & Sr. Portfolio Manager

(a)                           Board Member, Xavier Student Investment Fund

(28)                    Donald J.  Wuebbling, Director

(a)                     Secretary & Counsel, Western & Southern Life Insurance Company, Western & Southern Life Assurance Company, Western & Southern Financial Group, Western & Southern Mutual Holding Co., Columbus Life Insurance Company, Lafayette Life Insurance Company

(b)                     Director, Touchstone Advisors, Inc., Touchstone Securities, Inc., W&S Financial Group Distributors, Inc., IFS Financial Services, Inc., IFS Holdings, Inc., Integrity Life Insurance Company, Western & Southern Brokerage Services, Inc., Eagle Realty Group, Eagle Realty Investments, Integrity Life Insurance Company, National Integrity Life Insurance Company, WestAd, Inc., Western & Southern Brokerage Services, Inc. Western & Southern Agency, Inc.

13

(29)                    William G. Creviston, Vice President & Sr. Portfolio Manager

(30)                    Douglas E. Kelsey, Vice President & Sr. Portfolio Manager

(31)                    Jeremiah R. Moore, Vice President & Deputy Head of Wealth Management

(32)                    Barry D. Pavlo, Vice President

(33)                    William T. Sena Jr., Vice President & Sr. Portfolio Manager

(34)                    P. Gregory Williams, Vice President

(35)                    Eric J. Walzer, Vice President

(36)                    William T. Sena Sr., Managing Director

(37)                    Joseph B. Michael, Managing Director

(a)                     Vice President, Peppertree Partners, LLC

(38)                    Timothy J.  Jossart, Vice President & Assistant Portfolio Manager

(39)                    Alexander S. Fischer, Vice President & Regional Business Development Officer

(40)                    Daniel J.  Carter, Assistant Vice President & Sr. Portfolio Manager

(41)                    S. Zulfi Ali, Vice President & Sr. Portfolio Manager

(42)                    Joseph A. Woods, Managing Director& Sr. Investment Manager

(43)                    Richard A. Krawczeski, Vice President of Financial Planning

(44)                    William H. Bunn, Vice President & Senior Credit Analyst

(45)                    Kevin M. Bass, Assistant Vice President & Senior Equity Research Manager

(46)                    Bernard M. Casey, Assistant Vice President & Senior Credit Analyst

(47)                    Joe Don Cole, Assistant Vice President

(48)                    Connie L. Krebs, Assistant Vice President and Director of Relationship Management/Client Service

(49)              Anthony L. Longi, Assistant Vice President & Senior Credit Analyst

(50)                    Michael R. Maeder, Assistant Vice President and Senior Investment Manager

(51)                    Kenneth J. Ryan, Assistant Vice President

(52)                    James K. Seagraves, Assistant Vice President

(53)                    David W. Walters, Vice President, Portfolio Manager, &Asset & Liability Management

(54)                    Chris C. Zehetmaier, Assistant Vice President, Marketing

(55)                    Kathleen A. Cornelius, Assistant Treasurer

(56)                    Douglas B. Perry, Assistant Treasurer

(57)                    Timothy D. Speed, Assistant Treasurer

14

(58)                    Cheryl J. Stotts, Assistant Treasurer

C.                                    Westfield Capital Management Company, L.P. (“Westfield”) is a registered investment advisor providing sub-advisory services to the Touchstone Mid Cap Growth Fund and Touchstone Growth Opportunities Fund.  The address of Westfield is One Financial Center, Boston, MA 02111.  The following are executive officers and directors of Westfield:

Westfield is 100% employee owned. Strategic business decisions are managed and controlled by an executive management committee composed of William A. Muggia, Morton L. Fearey, II, Hamlen Thompson, Bruce Jacobs, Richard Lee, Robert Flores, Ethan Meyers and John Montgomery.

D.                                    Analytic Investors, LLC (“Analytic”) is a registered investment advisor that provides sub-advisory services to the Touchstone Dynamic Equity Fund.  The address of Analytic is 555 West Fifth Street, 50th Floor Los Angeles, CA 90013.

The directors and officers of Analytic are provided on Analytic’s most recently filed Schedule A of Form ADV (IARD No. 104963; SEC File No. 801-07082), which is incorporated herein by reference.  The only employment of a substantial nature of each of Analytic’s directors and officers is with Analytic and its affiliated companies, except as noted below.

Roger Clarke:  President of Ensign Peak Advisors (since 9/2007), Director of Bonneville Holding Corporation (since 2000), Director of Deseret Mutual Insurance Company (since 2006) and Deseret Trust Company (since 1996).

E.                                     Ashfield Capital Partners, LLC (“Ashfield”) is a registered investment advisor that provides sub-advisory services to the Touchstone Capital Growth Fund.  The address of Ashfield is 750 Battery Street, Suite 600, San Francisco, CA 94111.

The directors and officers of Ashfield are provided on Ashfield’s most recently filed Schedule A of Form ADV (IARD No. 142580; SEC File No. 801-67426), which is incorporated herein by reference.  The only employment of a substantial nature of each of Ashfield’s directors and officers is with Ashfield and its affiliated companies.

F.                                      Barrow, Hanley, Mewhinney & Strauss LLC (“Barrow Hanley”) is a registered investment advisor that provides sub-advisory services to the Touchstone Value Fund and Touchstone International Value Fund.  The address of Barrow Hanley is 2200 Ross Avenue, 31st Floor Dallas, TX 75201.

The directors and officers of Barrow Hanley are provided on Barrow Hanley’s most recently filed Schedule A of Form ADV (IARD No. 105519; SEC File No. 801-31237), which is incorporated herein by reference.  The only employment of a substantial nature of each of Barrow Hanley’s directors and officers is with Barrow Hanley and its affiliated companies.

G.                                    Copper Rock Capital Partner LLC (“Copper Rock”) is a registered investment advisor that provides sub-advisory services to the Touchstone International Small Cap Fund.  The address of Copper Rock is 200 Clarendon Street, 51st Floor Boston, MA 02116.

The directors and officers of Copper Rock are provided on Copper Rock’s most recently filed Schedule A of Form ADV (IARD No. 134176; SEC File No. 801-63900), which is incorporated herein by reference.  The only employment of a substantial nature of each of Copper Rock’s directors and officers is with Copper Rock and its affiliated companies.

H.                                   Thompson, Siegel & Walmsley LLC (“TS&W”) is a registered investment advisor that provides sub-advisory services to the Touchstone Small Cap Value Opportunities Fund.  The address of TS&W is 6806 Paragon Place, Suite 300, Richmond, VA 23230.

The directors and officers of TS&W are provided on TS&W’s most recently filed Schedule A of Form ADV (IARD No. 105726; SEC File No. 801-06273), which is incorporated herein by reference.  The only employment of a substantial nature of each of TS&W’s directors and officers is with TS&W and its affiliated companies.

I                                           Ibbotson Associates, Inc. (“Ibbotson”) is a registered investment advisor that provides sub-advisory services to the Touchstone Conservative Allocation Fund, Touchstone Balanced Allocation Fund, Touchstone Moderate Growth Allocation Fund and Touchstone Growth Allocation Fund.  The address of Ibbotson is 22 West Washington Street, Chicago, IL 60602.

The directors and officers of Ibbotson are provided on Ibbotson’s most recently filed Schedule A of Form ADV (IARD No. 111057; SEC File No. 801-57505), which is incorporated herein by reference.  The only employment of a substantial nature of each of Ibbotson’s directors and officers is with Ibbotson and its affiliated companies.

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J.                                        DePrince, Race & Zollo, Inc. (“DRZ”) is a registered investment advisor that provides sub-advisory services to the Touchstone Small Company Value Fund.  The address of DRZ is 250 Park Avenue South, Suite 250, Winter Park, FL 32789.

The directors and officers of DRZ are provided on DRZ’s most recently filed Schedule A of Form ADV (IARD No. 112099; SEC File No. 801-48779), which is incorporated herein by reference.  The only employment of a substantial nature of each of DRZ’s directors and officers is with DRZ.

K.                                   ClearArc Capital Inc. (“ClearArc”) is a registered investment advisor that provides sub-advisory services to the Touchstone Flexible Income Fund.  The address of ClearArc is 580 Walnut Street, 6th Floor,, Cincinnati, OH 45202.

The directors and officers of ClearArc are provided on ClearArc’s most recently filed Schedule A of Form ADV (IARD No. 104650; SEC File No. 801-11184), which is incorporated herein by reference.

L.                                     Apex Capital Management, Inc. (“Apex”) is a registered investment advisor that provides sub-advisory services to the Touchstone Small Cap Growth Value Fund.  The Address of Apex is 8163 Old Yankee Road, Suite E, Dayton, OH 45458.

The directors and officers of Apex are provided on Apex’s most recently filed Schedule A of Form ADV (IARD No. 107075; SEC File No. 801-42460), which is incorporated herein by reference.  The only employment of a substantial nature of each of Apex’s directors and officers is with Apex.

M.                                 Sands Capital Management, Inc. (“Sands Capital”) is a registered investment advisor that provides sub-advisory services to the Touchstone Sands Capital Emerging Markets Growth Fund.  The Address of Sands Capital is 1101 Wilson Blvd., Suite 2300, Arlington, VA 22209.  No director, officer, or partner of Sands Capital has been engaged in any other business or profession of a substantial nature during the past two fiscal years.

N.                                    London Company of Virginia d/b/a The London Company (“TLC”) is a registered advisor providing sub-advisory services to the Touchstone Large Cap Fund. The address of TLC is 1801 Bayberry Court, Suite 301, Richmond, Virginia, 23226. No director, officer or partner of TLC has been engaged in any other business or profession of a substantial nature during the past two fiscal years.

O.                                    Rockefeller & Co., Inc. (“Rockefeller”) is a registered advisor providing sub-advisory services to the Touchstone Sustainability and Impact Equity Fund. The address of Rockefeller is 10 Rockefeller Plaza, Third Floor, New York, New York 10020. No director, officer or partner of Rockefeller has been engaged in any other business or profession of a substantial nature during the past two fiscal years.

Item 32.                     Principal Underwriters

(a) Touchstone Securities, Inc. also acts as underwriter for Touchstone Investment Trust, Touchstone Tax-Free Trust, Touchstone Variable Series Trust, Touchstone Funds Group Trust and Touchstone Institutional Funds Trust.

(b) Unless otherwise noted, the address of the persons named below is 303 Broadway, Cincinnati, OH 45202.  *The address is 400 Broadway, Cincinnati, OH 45202

	POSITION WITH	POSITION WITH
NAME	UNDERWRITER	REGISTRANT
Steven M. Graziano	President	Vice President
Jill T. McGruder	Director & CEO	Trustee/President
James N. Clark*	Director	None
Donald J. Wuebbling*	Director	None
Patricia J. Wilson	Vice President	None
James J. Vance*	Vice President and Treasurer	None
Terrie A. Wiedenheft	Chief Financial Officer	Controller/Treasurer
Timothy S. Stearns	Chief Compliance Officer	Chief Compliance Officer
Rhonda Malone*	Secretary	None

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Sharon L. Karp	Vice President	None
Kathleen A. Cornelius	Assistant Treasurer	None
Douglas B. Perry	Assistant Treasurer	None
Timothy D. Speed	Assistant Treasurer	None
Cheryl J. Stotts	Assistant Treasurer	None

(c)  None.

Item 33.                     LOCATION OF ACCOUNTS AND RECORDS

Books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended and the rules promulgated thereunder, are maintained as follows:

(a)   With respect to Rules 31a-1(a); 31a-1(b)(1); (2)(a) and (b); (3); (6); (8); (12); and 31a-1(d), the required books and records will be maintained at the offices of Registrant’s Custodian:

Brown Brothers Harriman & Co.

40 Water Street

Boston, MA 02109

(b)   With respect to Rules 31a-1(a); 31a-1(b)(1), (4); (2)(C) and (D); (4); (5); (6); (8); (9); (10); (11); and 31a-1(f), the required books and records are maintained at the offices of the Registrant’s Administrator and Sub-Administrator.

Touchstone Advisors, Inc.

303 Broadway, Suite 1100

Cincinnati, OH 45202

BNY Mellon Investment Servicing (US) Inc.

4400 Computer Drive

Westborough, MA 01581

BNY Mellon Investment Servicing (US) Inc.

201 Washington Street, 34th Floor

Boston, MA 02108

(c)  With respect to Rules 31a-1(b)(5), (6), (9) and (10) and 31a-1(f), the required books and records are maintained at the principal offices of the Registrant’s investment advisors:

All Funds:

Touchstone Advisors, Inc.

303 Broadway, Suite 1100

Cincinnati, OH 45202

Touchstone Focused Fund

Fort Washington Investment Advisors, Inc.

303 Broadway, Suite 1200

Cincinnati, OH 45202

Touchstone Mid Cap Growth Fund and Touchstone Growth Opportunities Fund

Westfield Capital Management Company, L.P.

One Financial Center

Boston, MA 02111

Touchstone Large Cap Fund

London Company of Virginia d/b/a The London Company (“TLC”)

1801 Bayberry Court, Suite 301

Richmond, VA 23226

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Touchstone Sustainability and Impact Equity Fund

Rockefeller & Co., Inc.

10 Rockefeller Plaza, Third Floor

New York, NY 10020

Touchstone Dynamic Equity Fund

Analytic Investors, LLC

555 West Fifth Street, 50th Floor

Los Angeles, CA 90013

Touchstone Capital Growth Fund

Ashfield Capital Partners, LLC

750 Battery Street, Suite 600

San Francisco, CA 94111

Touchstone Value Fund and Touchstone International Value Fund

Barrow, Hanley, Mewhinney & Strauss LLC

2200 Ross Avenue, 31st Floor

Dallas, TX 75201

Touchstone International Small Cap Fund

Copper Rock Capital Partner LLC

200 Clarendon Street, 51st Floor

Boston, MA 02116

Touchstone Small Cap Value Opportunities Fund

Thompson, Siegel & Walmsley LLC

6806 Paragon Place, Suite 300

Richmond, VA 23230

Touchstone Conservative Allocation Fund, Touchstone Balanced Allocation Fund, Touchstone Moderate Growth Allocation Fund and Touchstone Growth Allocation Fund

Ibbotson Associates, Inc.

22 West Washington Street

Chicago, IL 60602

Touchstone Flexible Income Fund

ClearArc Capital Inc.

580 Walnut Street, 6th Floor

Cincinnati, OH 45202

Touchstone Sands Capital Emerging Markets Growth Fund

Sands Capital Management, LLC

1101 Wilson Blvd., Suite 2300

Arlington, VA 22209

Touchstone Small Cap Growth Fund

Apex Capital Management, Inc.

8163 Old Yankee Road, Suite E

Dayton, OH 45458

Item 34.                     MANAGEMENT SERVICES NOT DISCUSSED IN PART A OR PART B

None.

Item 35.                     UNDERTAKINGS

None.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 114 to its Registration Statement on Form N-1A under the Securities Act of 1933, as amended, to be signed on its behalf by the undersigned, duly authorized, in the City of Cincinnati, State of Ohio, on March 5, 2015.

TOUCHSTONE STRATEGIC TRUST

By:	/s/ Jill T. McGruder
Jill T. McGruder
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 114 to the Registrant’s Registration Statement on Form N-1A has been signed below by the following persons in the capacities and on the dates indicated.

	*	Trustee	March 5, 2015
Phillip R. Cox

	*	Trustee	March 5, 2015
William C. Gale

	*	Trustee	March 5, 2015
Susan J. Hickenlooper

	*	Trustee	March 5, 2015
Kevin A. Robie

	*	Trustee	March 5, 2015
Edward J. VonderBrink

	/s/ Jill T. McGruder	Trustee and President	March 5, 2015
Jill T. McGruder

	/s/ Terrie A. Wiedenheft	Controller, Treasurer and Principal Financial Officer	March 5, 2015
Terrie A. Wiedenheft

*By:	/s/ Terrie A. Wiedenheft		March 5, 2015
Terrie A. Wiedenheft
(Attorney-in-Fact Pursuant to Power of Attorney filed with PEA No. 103)

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EXHIBIT INDEX

(b)(2)	Amendment to By-Laws adopted on December 2, 2014.

(d)(16)

Form of Sub-Advisory Agreement between Touchstone Advisors, Inc. and Rockefeller & Co., Inc. with respect to the Touchstone Sustainability and Impact Equity Fund (formerly the Touchstone Large Cap Growth Fund).

(h)(3)	Amended and Restated Sub-Administration and Accounting Services Agreement between Touchstone Advisors, Inc. and BNY Mellon Investment Servicing (US) Inc., dated January 1, 2015.

(h)(4)	Amended and Restated Transfer Agency Agreement between the Trust and BNY Mellon Investment Servicing (US) Inc., dated January 1, 2015.

(h)(7)(ii)	Amended Schedule A dated May 1, 2015 to the Amended and Restated Expense Limitation Agreement dated July 29, 2013 between Touchstone Strategic Trust and Touchstone Advisors, Inc.

(j)	Consent of Ernst & Young LLP.

(p)(14)	Code of Ethics for Rockefeller & Co., Inc.

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Exhibit 99.(b)(2)

AMENDMENT TO BY-LAWS

TOUCHSTONE STRATEGIC TRUST

RESOLUTION OF BOARD OF TRUSTEES DATED DECEMBER 2, 2014

“RESOLVED, that pursuant to Section 13.1 of the By-Laws of Touchstone Strategic Trust, Article 12 of the By-Laws of Touchstone Strategic Trust is amended by adding Section 12.3 as follows:

Section 12.3          Proxy Instructions Transmitted by Telephonic or Electronic Means.  The placing of a shareholder’s name on a proxy pursuant to telephonic or electronically transmitted instructions obtained pursuant to procedures reasonably designed to verify that such instructions have been authorized by such shareholder shall constitute execution of such proxy by or on behalf of such shareholder.”

Exhibit 99.(d)(16)

SUB-ADVISORY AGREEMENT

Touchstone Sustainability and Impact Equity Fund

A series of

Touchstone Strategic Trust

This Sub-Advisory Agreement (the “Agreement”) is made as of May 2, 2015, between Touchstone Advisors, Inc. (the “Advisor”), and Rockefeller & Co., Inc. (the “Sub-Advisor”).

WHEREAS, Touchstone Strategic Trust (the “Trust”) is a Massachusetts business trust organized pursuant to an Agreement and Declaration of Trust dated May 19, 1993, as amended, and registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Advisor is an investment advisor registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and has been retained by the Trust to provide investment advisory services with respect to certain assets of the Touchstone Sustainability and Impact Equity Fund (the “Fund”); and

WHEREAS, the Sub-Advisor also is an investment advisor registered under the Advisers Act; and

WHEREAS, the Advisor desires to retain the Sub-Advisor to furnish it with portfolio management services in connection with the Advisor’s investment advisory activities on behalf of the Fund, and the Sub-Advisor has agreed to furnish such services to the Advisor and the Fund;

NOW THEREFORE, in consideration of the terms and conditions set forth below, it is agreed as follows:

1.                                      Appointment of the Sub-Advisor. In accordance with and subject to the Investment Advisory Agreement between the Trust and the Advisor, attached as Exhibit A (the “Advisory Agreement”), the Advisor appoints the Sub-Advisor to manage the investment and reinvestment of that portion of the assets of the Fund allocated to it by the Advisor (the “Fund Assets”), in conformity with the Fund’s currently effective registration statement, including its prospectus and statement of additional information, as amended (collectively, the “Disclosure Documents”), and subject to the control and direction of the Advisor and the Trust’s Board of Trustees (the “Board”), for the period and on the terms set forth in this Agreement. The Sub-Advisor accepts such appointment and agrees during such period to render the services and to perform the duties called for by this Agreement for the compensation provided in Section 3 of this Agreement. The Sub-Advisor shall at all times maintain its registration as an investment advisor under the Advisers Act and shall otherwise comply in all material respects with all applicable laws and regulations, both state and federal. For purposes of this Agreement, the Sub-Advisor shall be deemed an independent contractor and shall, except as expressly provided or authorized by written Agreement with the Advisor, Fund, or Trust, have no authority to act for or represent the Trust in any way or otherwise be deemed an agent of the Trust or the Fund.

2.                                      Duties of the Sub-Advisor. The Sub-Advisor will provide the following services and undertake the following duties:

a.                          The Sub-Advisor will manage the investment and reinvestment of the Fund Assets, subject to and in accordance with the investment objectives, policies, and restrictions of the Fund, and in conformity with the Fund’s currently effective Disclosure Documents, and, to the extent they do not contradict the Fund’s currently effective Disclosure Documents, any written directions which the Advisor or the Trust’s Board may give pursuant to this Agreement. In furtherance of the foregoing, the Sub-Advisor will make all determinations with respect to the investment of the Fund Assets and the purchase and sale of portfolio securities and shall take such steps as may be necessary or advisable to implement the same. The Sub-Advisor also will determine the manner in which voting rights, rights to consent to corporate actions, and any other rights pertaining to the portfolio securities will be exercised.

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b.                          As reasonably requested, the Sub-Advisor will render regular reports to the Trust’s Board and to the Advisor (or such other service providers as the Advisor shall engage to assist it in the evaluation of the performance and activities of the Sub-Advisor). Such reports shall be made in such form and manner and with respect to such matters regarding the Fund and the Sub-Advisor as the Trust or the Advisor shall reasonably request; provided, however, that in the absence of extraordinary circumstances, a portfolio manager responsible for management of Fund Assets for the Sub-Advisor will not be required to attend in-person more than one meeting per year with the Trust’s Board.

c.                           The Sub-Advisor may utilize the services of a third-party service provider to research and vote proxies on its behalf and on behalf of the Fund.

d.                          The Sub-Advisor shall not have custody of any of the Fund Assets and is not authorized to provide the Fund with legal or tax advice or to engage the Fund in any legal proceedings, including responding to class action claims; provided, however, that the Sub-Advisor shall promptly forward any notices it receives relating to class action claims to the Fund’s custodian or other duly designated Fund agent.  The Sub-Advisor shall assist the custodian or other duly designated Fund agent in evaluating such securities class action claims, as reasonably requested in writing (provided that in so doing the Sub-Advisor shall not incur any extraordinary costs), but the Sub-Advisor will not be responsible for filing any such claims. The Advisor acknowledges that the Fund’s custodian or other duly designated Fund agent, and not the Sub-Advisor, will be responsible for evaluating and making all decisions regarding class action claims involving securities presently or formerly held by the Fund.

e.                           The Sub-Advisor may, to the extent permitted by applicable law and regulations, aggregate purchase and sale orders of securities placed with respect to the Fund Assets with similar orders being made simultaneously for other accounts managed by the Sub-Advisor or its affiliates, if, in the Sub-Advisor’s reasonable judgment, such aggregation shall result in an overall economic benefit to the Fund and its other clients. In forming this judgment the Sub-Advisor shall consider the selling or purchase price, brokerage commissions, and other expenses. In the event that a purchase or sale of the Fund Assets occurs as part of any aggregate sale or purchase order, the objective of the Sub-Advisor and any of its affiliates involved in such transaction shall be to allocate the securities so purchased or sold, as well as expenses incurred in the transaction, among the Fund and other accounts in a fair and equitable manner.

f.                            Whenever the Fund and one or more other investment advisory clients of the Sub-Advisor have available funds for investment, investments suitable and appropriate for each will be allocated in a manner believed by the Sub-Advisor to be fair and equitable to each. Moreover, it is possible that due to differing investment objectives or for other reasons, the Sub-Advisor and its affiliates may purchase securities of an issuer for one client and at approximately the same time recommend selling or sell the same or similar types of securities for another client, including the Fund.

g.                           The Sub-Advisor will not arrange purchases or sales of securities between the Fund and other accounts advised by the Sub-Advisor or its affiliates unless (a) such purchases or sales are in accordance with applicable law and regulation (including Rule 17a-7 under the 1940 Act) and the Fund’s policies and procedures, (b) the Sub-Advisor determines the purchase or sale is in the best interests of the Fund, and (c) the Fund’s Board has approved these types of transactions.

h.                          The Sub-Advisor shall promptly notify the Advisor if the Sub-Advisor reasonably believes that the value of any security held by the Fund and reflected on the books and records of the Fund may not reflect fair value. The Sub-Advisor agrees to provide any pricing information of which the Sub-Advisor is aware to the Advisor and any Fund pricing agent to assist in the determination of the fair value of any Fund holdings for which market quotations are not readily available or as otherwise required in accordance with the 1940 Act or the Fund’s adopted valuation procedures, which may be amended by the Board. Notwithstanding the foregoing, the parties recognize that the Sub-Advisor is

2

not an official pricing source or agent and has no responsibility for calculating the Fund’s net asset value.

i.                              Regulatory Compliance.

(i)                                     The Sub-Advisor will comply in all material respects with applicable federal and state securities laws, including the 1940 Act, the Advisers Act, the Securities Act of 1933 (the “1933 Act”), the Securities Exchange Act of 1934 (the “1934 Act”), the Commodity Exchange Act of 1936, each as amended, and the rules and regulations adopted by the Securities and Exchange Commission, the Commodities Futures Trading Commission, or state securities regulator that are applicable to a registered investment adviser providing services to registered open-end investment companies including, without limitation, Rule 206(4)-7 under the Advisers Act.

(ii)                                  The Sub-Advisor shall cause the Fund to comply with the diversification and source of income requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company.

(iii)                               The Sub-Advisor will cooperate fully with the Trust’s Chief Compliance Officers in the execution of his or her responsibilities to monitor service providers to the Trust pursuant to Rule 38a-1 under the 1940 Act.

(iv)                              The Sub-Advisor will prepare and cause to be filed in a timely manner Form 13F and, if required, Schedule 13G, each under the 1934 Act, with respect to securities held for the account of the Fund.

(v)                                 The Sub-Advisor has adopted a written code of ethics that it reasonably believes complies with the requirements of Rule 17j-1 under the 1940 Act (the “Code of Ethics”). The Sub-Advisor will provide its code of ethics to the Advisor and the Fund. The Sub-Advisor shall adopt policies and procedures reasonably designed to ensure that its Access Persons (as defined in the Sub-Advisor’s Code of Ethics) comply in all material respects with the Sub-Advisor’s Code of Ethics, as in effect. Upon request, the Sub-Advisor shall provide the Fund with (i) a copy of the Sub-Advisor’s current Code of Ethics, as in effect, and (ii) a certification that it has adopted procedures reasonably designed to prevent Access Persons from engaging in any conduct prohibited by the Sub-Advisor’s Code of Ethics. No less frequently than annually, the Sub-Advisor shall furnish to the Fund and the Advisor a written report, which complies with the requirements of Rule 17j-1 under the 1940 Act, concerning the Sub-Advisor’s Code of Ethics. The Sub-Advisor shall promptly respond to any requests for information from the Advisor as to violations of the Sub-Advisor’s Code of Ethics by Access Persons and the sanctions imposed by the Sub-Advisor. The Sub-Advisor shall promptly notify the Advisor of any material violation of the Sub-Advisor’s Code of Ethics, whether or not such violation relates to a security held by the Fund.

(vi)                              The Sub-Advisor shall notify the Trust’s Chief Compliance Officer and Advisor promptly upon detection of (i) any material failure to manage the Fund in accordance with its investment objectives and policies or any applicable law; or (ii) any material breach of any of the Fund’s or the Advisor’s policies, guidelines, or procedures (to the extent such policies, guidelines, or procedures have been provided to the Sub-Advisor). The Sub-Advisor agrees to correct any such failure promptly and to take any lawful action that the Board or the Advisor may reasonably request in connection with any such breach.  In addition, the Sub-Advisor shall provide a quarterly report regarding its compliance with applicable law, including but not limited to the 1940 Act and the Code, and the Fund’s and the Advisor’s investment objectives policies, guidelines, or procedures as applicable to the Sub-Advisor’s obligations under this Agreement. The Sub-Advisor acknowledges and agrees that the Advisor may, in its sole discretion, provide such quarterly compliance certifications to the Board.  The Sub-Advisor

3

shall also provide the officers of the Trust with supporting certifications in connection with their respective certifications of the Fund’s financial statements and disclosure controls pursuant to the Sarbanes-Oxley Act of 2002, as amended. To the extent legally permissible, the Sub-Advisor will promptly notify the Trust in the event (i) the Sub-Advisor is served or otherwise receives notice of any action, suit, proceeding, inquiry, or investigation, at law or in equity, before or by any court, public board, or body, involving the affairs of the Trust (excluding class action suits in which the Fund is a member of the plaintiff class by reason of the Fund’s ownership of shares in the defendant) or the compliance by the Sub-Advisor with the federal or state securities laws in connection with the services provided to the Fund under this Agreement or (ii) the controlling stockholder of the Sub-Advisor changes or an actual change in control resulting in an “assignment” (as defined in the 1940 Act) has occurred or is otherwise proposed to occur.

(vii)                           The Sub-Advisor shall maintain separate books and detailed records of all matters pertaining to the Fund Assets advised by the Sub-Advisor as required by Rule 31a-1 under the 1940 Act (other than those records being maintained by the Advisor, custodian, or transfer agent appointed by the Fund), and relating to its responsibilities under this Agreement. The Sub-Advisor shall preserve such records for the periods and in a manner prescribed by Rule 31a-2 under the 1940 Act (the “Fund Books and Records”). The Fund Books and Records shall be available to the Advisor and the Board, which shall be delivered promptly upon request to the Trust, upon the termination of this Agreement and shall be generally available for telecopying without delay upon reasonable advance notice during any day the Fund is open for business. The Sub-Advisor may retain a copy of the Fund Books and Records for its own recordkeeping and compliance purposes.

j.                             To the extent legally permissible, the Sub-Advisor shall provide support to the Advisor with respect to the marketing of the Fund, including but not limited to: (i) permission to use the Sub-Advisor’s name in accordance with Section 6 of this Agreement; (ii) permission to use the past performance and investment history of the Sub-Advisor with respect to a composite of funds managed by the Sub-Advisor that are comparable, in investment objective and composition, to the Fund; provided that the Sub-Advisor shall have the opportunity to review in advance of first use any materials that include the Sub-Advisor’s past performance and investment history; (iii) access to the one or more individual(s) responsible for day-to-day management of the Fund or who are knowledgeable about the investment strategy employed by the Sub-Advisor for the Fund for participation in marketing conferences, teleconferences, and other activities involving the promotion of the Fund, subject to the reasonable request of the Advisor; and (iv) permission to use biographical and historical data of the Sub-Advisor and individual portfolio manager(s) in connection with the Fund.

k.                          The Sub-Advisor will, on behalf of the Fund, place orders for the execution of all portfolio transactions in accordance with the policies set forth in the Fund’s Disclosure Documents. When placing orders with brokers and dealers, the Sub-Advisor’s primary objective shall be to seek the most favorable price and execution available for the Fund, and in placing such orders the Sub-Advisor may consider a number of factors, including, without limitation, the overall direct net economic result to the Fund (including commissions, which may not be the lowest available but ordinarily should not be higher than the generally prevailing competitive range); the financial strength and stability of the broker; the efficiency with which the transaction will be effected; the ability to effect the transaction at all where a large block is involved; and the availability of the broker or dealer to stand ready to execute possibly difficult transactions in the future. Consistent with the Conduct Rules of the Financial Industry Regulatory Authority, and subject to seeking most favorable price and execution and compliance with Rule 12b-1(h) under the 1940 Act, the Sub-Advisor may select brokers and dealers to execute portfolio transactions of the Fund that promote or sell shares of the Fund. The Sub-Advisor is specifically authorized, to the extent authorized by law (including, without limitation, Section 28(e) of the 1934 Act), to pay a broker or dealer who provides research services to the Sub-Advisor an amount of commission for effecting a portfolio transaction in excess of the amount of commission another broker or dealer would have charged for effecting such transaction. This excess payment (often referred to as “soft dollar” payments) in recognition

4

of such additional research services rendered by the broker or dealer shall only be made if the Sub-Advisor determines in good faith that the excess commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer viewed in terms of the particular transaction or the Sub-Advisor’s overall responsibilities with respect to discretionary accounts that it manages, and that the Fund derives or will derive a reasonable benefit from such research services. The Sub-Advisor will present a written report to the Board, at least quarterly, indicating total brokerage expenses, as well as the services obtained in consideration for such expenses, broken down by broker-dealer and containing such information as the Board reasonably shall request.

l.                              The Sub-Advisor shall maintain errors and omissions insurance coverage in an appropriate amount and shall provide prompt written notice to the Trust (i) of any material changes in its insurance policies or insurance coverage; or (ii) if any material claims will be made on its insurance policies related to the services provided to the Trust under this Agreement. Furthermore, the Sub-Advisor shall, upon reasonable request, provide the Trust with any information it may reasonably require concerning the amount of or scope of such insurance.

m.                      In the event of any reorganization or other material change in the Sub-Advisor, the Sub-Advisor shall give the Advisor and the Board written notice of such reorganization or change within a reasonable time (but not later than 30 days) after such reorganization or change.

n.                          The Sub-Advisor will bear its expenses of providing services to the Fund pursuant to this Agreement except such expenses as are expressly undertaken by the Advisor or the Fund.

o.                          The Advisor and Sub-Advisor acknowledge and agree that the Sub-Advisor shall be required to provide only the services expressly described in this Agreement, and shall have no responsibility to provide any other services to the Advisor or the Portfolio except as required by law. The Advisor shall remain responsible for the Fund’s overall compliance with the 1940 Act, the Code, and all other applicable federal and state laws and regulations.

p.                        The Advisor agrees to provide the Sub-Advisor with such assistance as may be reasonably requested by the Sub-Advisor in connection with its activities under this Agreement, including, without limitation, information concerning the Fund; its cash available, or to become available, for investment; and generally as to the conditions of the Fund or its affairs.

q.                        The Advisor will provide the Sub-Advisor with advance notice of, and the opportunity to comment on, any change in the Funds investment objectives, investment policy risks, and restrictions as stated in the Disclosure Documents, or in any procedures and policies adopted by the Board of the Trust or the Advisor that may affect the Sub-Advisor’s management of the Fund. The Sub-Advisor shall, in the performance of its duties and obligations under this Agreement, manage the Fund Assets in compliance with such changes following reasonable notice of the effectiveness of such changes from the Advisor. In addition to such notice, the Advisor shall provide to the Sub-Advisor a copy of any amendments or supplements to the Disclosure Documents. The Advisor acknowledges and agrees that the Disclosure Documents will at all times be in compliance with all disclosure requirements under all applicable federal and state laws and regulations relating to the Fund.

r.                           The Advisor acknowledges and agrees that the Sub-Advisor does not guarantee the future performance or any specific level of performance for the Fund Assets, the success of any investment decision or strategy that the Sub-Advisor may use, or the success of the Sub-Advisor’s overall management of the Fund Assets. The Advisor acknowledges and agrees that investment decisions made with regard to the Fund Assets by the Sub-Advisor are subject to various market, currency, economic, political, and business risks, and that those investment decisions will not always be beneficial to the Fund. Additionally, there may be loss or depreciation of the value of the Fund Assets because of fluctuation of market values. These risks will be disclosed in the Fund’s Disclosure Documents.

5

3.                                      Compensation of the Sub-Advisor.

a.                                      As compensation for the services to be rendered and duties undertaken under this Agreement by the Sub-Advisor, the Advisor will pay to the Sub-Advisor a monthly fee equal on an annual basis to X.XX% on the first $200 million of average daily net assets of the Fund, X.XX% on the next $800 million of average daily net assets of the Fund, and X.XX% on average daily net assets of the Fund over $1 billion; without regard to any total expense limitation or other fee waiver applied by the Trust or the Advisor. Such fee shall be computed and accrued daily. If the Sub-Advisor serves in such capacity for less than the whole of any period specified in Section 12a of this Agreement, the compensation to the Sub-Advisor shall be prorated. For purposes of calculating the Sub-Advisor’s fee, the daily value of the Fund Assets shall be computed by the same method as the Trust uses to compute the Fund’s net asset value for purposes of purchases and redemptions of shares.

b.                                      The Sub-Advisor reserves the right to waive all or a part of its fees.

4.                                      Ongoing Reporting of the Sub-Advisor.

a.                                      Financial Reporting. The Sub-Advisor will report to the Board (at regular quarterly meetings and at such other times as the Board reasonably shall request, subject to the limitation on personal attendance at such meetings set forth in Section 2b of this Agreement): (i) the financial condition and financial prospects of the Sub-Advisor, (ii) the nature and amount of transactions that may be reasonably expected to effect the Fund that involve the Sub-Advisor and its affiliates, (iii) information regarding any potential conflicts of interest arising by reason of the Sub-Advisor’s continuing provision of advisory services to the Fund and to its other accounts, and (iv) such other information including but not limited to the performance of the specific strategy used to manage the Fund Assets and the capacity of the Sub-Advisor as it relates to the continuing ability of the Sub-Advisor to accept additional cash flow from the Advisor into the Fund. Upon request by the Advisor or the Board, the Sub-Advisor agrees to discuss with the Board its plans for the allocation of remaining capacity in the strategy used to manage the Fund, with respect to the Fund and to the Sub-Advisor’s other clients.

The Sub-Advisor will annually provide the Advisor with the Sub-Advisor’s financial statements, unless the Fund’s Board requests reports on a more frequent basis. For purposes of this paragraph 4(a), “financial statements” shall include the Sub-Advisor’s condensed balance sheet; provided, however, that if the Sub-Advisor’s equity decreases by 25% or more year-over-year, the Sub-Advisor agrees to provide the Advisor with such additional information as the Board may reasonably request, which may include (but is not limited to) its income statement and notes to the financial statements.

b.                                      Key Personnel Reporting. To the extent legally permissible, the Sub-Advisor agrees to promptly notify the Advisor upon becoming aware of any incapacity, resignation, termination, or other material change of key personnel. For purposes of this paragraph 4(b), “key personnel” include: (i) any portfolio manager of the Fund; and (ii) any chief executive officer, chief compliance officer, chief operations officer, chief investment officer, chief financial officer, chief administration officer, or any other principal or officer of similar title or position with the Sub-Advisor; and (iii) any member of its investment (or comparable) committee.

5.                                      Representations of the Advisor and the Trust. The Advisor represents that: (a) the Advisor has been duly appointed by the Board to provide investment services to the Fund Assets as contemplated in this Agreement; (b) the Advisor has all necessary power and authority to execute, deliver, and perform this Agreement on behalf of the Trust, and such execution, delivery, and performance will not violate any applicable law, regulation, organizational document, policy, or agreement binding on the Trust or its property; (c) the Trust has the full power and authority to enter into all transactions contemplated under this Agreement, to perform its obligations under such transactions and to authorize the Advisor to procure the Sub-Advisor to enter into such transactions on the Trust’s and Fund’s behalf; (d) the Advisor’s decision to appoint the Sub-Advisor was made in a manner consistent with its fiduciary duties under applicable law and the governing documents, contracts, or other material agreements or instruments governing the Fund’s investment or trading activities; (e) the Advisor will deliver to the Sub-Advisor a true and complete copy of the Fund’s Disclosure Documents and any amendments to such Disclosure Documents

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during the term of this Agreement, such other documents or instruments governing the investments of Fund Assets, and such other information as is necessary for the Sub-Advisor to carry out its obligations under this Agreement; and (f) the Trust is a “United States person” within the meaning of Section 7701(a)(30) of the Code.

6.                                      Use of Names.

a. Neither the Advisor nor the Trust shall use the name of the Sub-Advisor in any prospectus, sales literature, or other material relating to the Advisor or the Trust in any manner not approved in advance by the Sub-Advisor; provided, however, that the Sub-Advisor will approve all uses of its name which merely refer in accurate terms to its appointment or which are required by the Securities and Exchange Commission (the “SEC”) or a state securities commission; and provided further, that in no event shall such approval be unreasonably withheld.

b. The Sub-Advisor shall not use the name of the Advisor or the Trust in any material relating to the Sub-Advisor in any manner not approved in advance by the Advisor or the Trust, as the case may be; provided, however, that the Advisor and the Trust will each approve all uses of their respective names which merely refer in accurate terms to the appointment of the Sub-Advisor as the Fund’s Sub-Advisor under this Agreement or which are required by the SEC or a state securities commission; and, provided further, that in no event shall such approval be unreasonably withheld.

c. Upon termination of this Agreement in accordance with Section 12, the Advisor shall cease using any references to the Sub-Advisor in Fund and Advisor documents unless such reference is required by law. Similarly, the Sub-Advisor shall cease using any references to the Advisor or Fund in any documents unless such reference is required by law. For purposes of this paragraph, documents include but are not limited to, marketing materials, regulatory filings, and performance reporting.

7.                                      Liability of the Sub-Advisor. The Sub-Advisor shall indemnify and hold harmless the Trust, the Advisor, and all their affiliated persons (within the meaning of Section 2(a)(3) of the 1940 Act) and all controlling persons (as described in Section 15 of the 1933 Act) (collectively, the “Sub-Advisor Indemnitees”) against any and all direct losses, claims, damages, or liabilities (including reasonable legal and other expenses) (collectively, “Losses”) incurred by reason of or arising out of: (a) the Sub-Advisor being in material violation of any applicable federal or state law, rule, or regulation or any investment policy or restriction set forth in the Fund’s Disclosure Documents or any written guidelines or instruction provided in writing by the Board; or (b) the Sub-Advisor’s willful misfeasance, bad faith, gross negligence, or its reckless disregard of its obligations and duties under this Agreement.

8.                              Liability of the Advisor. The Advisor shall indemnify and hold harmless the Sub-Advisor and all affiliated persons (within the meaning of Section 2(a)(3) of the 1940 Act) and all controlling persons (as described in Section 15 of the 1933 Act) (collectively, the “Advisor Indemnitees”) against any and all direct Losses incurred by reason of or arising out of: (a) the Advisor being in material violation of any applicable federal or state law, rule, or regulation; or (b) the Advisor’s willful misfeasance, bad faith, gross negligence, or its reckless disregard of its obligations and duties under this Agreement.

9.                                      Limitation of Trust’s Liability. The Sub-Advisor acknowledges that it has received notice of and accepts the limitations upon the Trust’s liability set forth in its Declaration of Trust. The Sub-Advisor agrees that (i) the Trust’s obligations to the Sub-Advisor under this Agreement (or indirectly under the Advisory Agreement) shall be limited in any event to the Fund Assets and (ii) the Sub-Advisor shall not seek satisfaction of any such obligation from the shareholders of the Fund, other than the Advisor, nor from any Trustee, officer, employee, or agent of the Trust.

10.                               Force Majeure. The Sub-Advisor shall not be liable for delays or errors occurring by reason of circumstances beyond its control, including but not limited to acts of civil or military authority, national emergencies, work stoppages, fire, flood, catastrophe, acts of God, insurrection, war, terrorism, riot, or failure of communication or power supply. In the event of equipment breakdowns beyond its control, the Sub-Advisor shall take all reasonable steps to minimize service interruptions.

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11.                               Confidentiality. Each party expressly undertakes to protect and to preserve the confidentiality of all information and know-how made available under or in connection with this Agreement, or the parties’ activities that are either designated as being confidential or which, by the nature of the circumstances surrounding the disclosure, ought in good faith to be treated as proprietary or confidential (collectively, the “Confidential Information”). Each party shall take reasonable security precautions, at least as great as the precautions it takes to protect its own confidential information but in any event using a commercially reasonable standard of care, to keep confidential the Confidential Information. Neither party shall disclose Confidential Information except: (a) to its employees, directors, officers, legal advisors, or auditors having a need to know such Confidential Information; (b) in accordance with a judicial or other governmental order or when such disclosure is required by law or regulation, provided that prior to such disclosure and to the extent legally permissible the receiving party shall provide the disclosing party with written notice and shall comply with any protective order or equivalent; or (c) in accordance with a regulatory audit or inquiry, without prior notice to the disclosing party, provided that the receiving party shall make all reasonable efforts to seek a confidentiality undertaking from the regulatory agency where possible.

Neither party will make use of any Confidential Information except as expressly authorized in this Agreement or as agreed to in writing between the parties. However, the receiving party shall have no obligation to maintain the confidentiality of information that: (a) it received rightfully from another party prior to its receipt from the disclosing party that is not otherwise subject to obligations of confidentiality; (b) the disclosing party discloses generally without any obligation of confidentiality; (c) is or subsequently becomes publicly available without the receiving party’s breach of any obligation owed the disclosing party; or (d) is independently developed by the receiving party without reliance upon or use of any Confidential Information. Each party’s obligations under this clause shall survive for a period of three years following the expiration or termination of this Agreement.

Notwithstanding anything to the contrary, each party to this Agreement may disclose any information with respect to the United States federal income tax treatment and tax structure (and any fact that may be relevant to understanding the purported or claimed federal income tax treatment of the transaction) of the transactions contemplated in this Agreement.

12.                               Renewal, Termination and Amendment.

a.                                      This Agreement shall continue in effect, unless sooner terminated under this Agreement, through May 2, 2017; and it shall thereafter continue for successive annual terms provided that such continuance is specifically approved by the parties and, in addition, at least annually by (i) the vote of the holders of a majority of the outstanding voting securities of the Fund or (ii) by vote of a majority of the Trust’s Board including the vote of a majority of the Trustees who are not parties to this Agreement or interested persons of either the Advisor or the Sub-Advisor, cast in person at a meeting called for the purpose of voting on such approval.

b.                                      This Agreement may be terminated at any time, without payment of any penalty, (i) by the Advisor upon not more than 60-day nor less than 30-day prior written notice delivered or mailed by registered mail, postage prepaid, to the Sub-Advisor; (ii) by the Sub-Advisor upon not less than 60-day prior written notice delivered or mailed by registered mail, postage prepaid, to the Advisor; or (iii) by the Trust, upon either (y) the majority vote of the Board or (z) the affirmative vote of a majority of the outstanding voting securities of the Fund. This Agreement shall terminate automatically in the event of its assignment.

c.                                       This Agreement may be amended at any time by the parties, subject to approval by the Board and, if required by applicable SEC rules and regulations, a vote of the majority of the outstanding voting securities of the Fund affected by such change.

d.                                      The terms “assignment,” “interested persons” and “majority of the outstanding voting securities” shall have the meaning set forth for such terms in the 1940 Act.

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13.                               Severability. If any provision of this Agreement shall become or shall be found to be invalid by a court decision, statute, rule, or otherwise, the remainder of this Agreement shall not be affected.

14.                               Notice. Any notices under this Agreement shall be in writing and sent to the address or facsimile number, as applicable, of the party receiving such notice or instruction and (a) delivered personally; (b) sent by electronic mail (“email”) or facsimile transmission, with notice or confirmation of receipt received; (c) delivered by a nationally recognized overnight courier; or (d) sent by prepaid first-class mail. Until further notice to the other party, it is agreed that the addresses of the Trust and the Advisor for this purpose shall be 303 Broadway, Suite 1100, Cincinnati, Ohio 45202 and that the address of the Sub-Advisor shall be 10 Rockefeller Plaza, Third Floor, New York, NY 10020.

15.                               Miscellaneous. Each party agrees to perform such further actions and execute such further documents as are necessary to effectuate the purposes hereof. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of New York. The captions in this Agreement are included for convenience only and in no way define or delimit any of the Agreement provisions or otherwise affect their construction or effect. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

16.                               Entire Agreement. This Agreement, including any attached Schedules, constitutes the sole and entire agreement of the parties with respect to the Agreement’s subject matter.

17.                               Customer Notification. By executing this Agreement, the Advisor acknowledges that as required by the Advisers Act the Sub-Advisor has supplied to the Advisor and the Trust copies of the Sub-Advisor’s Form ADV with all exhibits and attachments and will promptly supply to the Advisor copies of all amendments or restatements of such document. Otherwise, the Advisor’s rights under federal law allow termination of this contract without penalty within five business days after entering into this contract. U.S. law also requires each person or entity that opens a trading account on behalf of the Fund to provide and verify certain information.  The Sub-Advisor will ask the Advisor for the Trust’s legal name, principal place of business address, and Taxpayer Identification or other identification number, and may ask for other identifying information, as appropriate to meet these requirements.

Signatures on next page.

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The parties’ duly authorized officers have signed and delivered this Agreement as of the date first above written.

TOUCHSTONE ADVISORS, INC.

BY:			BY:
Name:		Name:
Title:			Title:

ROCKEFELLER & CO., INC.

BY:
Name:	David Westbrook
Title:	Chief Financial Officer

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Exhibit 99.(h)(3)

AMENDED AND RESTATED

SUB-ADMINISTRATION AND ACCOUNTING SERVICES AGREEMENT

This Amended and Restated Agreement is effective as of January 1, 2015 between BNY MELLON INVESTMENT SERVICING (US) INC., a Massachusetts corporation (“BNYM”), and TOUCHSTONE ADVISORS, INC. an Ohio corporation (the “Administrator”). Capitalized terms not otherwise defined shall have the meanings set forth in Appendix A.

BACKGROUND

A.                                    The Administrator serves as the administrator of each registered investment company listed on Exhibit A attached hereto, as may be amended from time to time (each, a “Fund” and collectively, the “Touchstone Funds”).

B.                                    The Administrator wishes to retain BNYM to provide sub-administration and accounting services on behalf of each Fund’s investment portfolios also listed on Exhibit A attached hereto (each a “Portfolio”). BNYM wishes to furnish such services.

C.                                    Each Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby the parties hereto agree as follows:

1.                                      Appointment. The Administrator hereby appoints BNYM to provide sub-administration and accounting services with respect to each of the Fund’s Portfolios, in accordance with the terms set forth in this Agreement. BNYM accepts such appointment and agrees to furnish such services. BNYM shall be under no duty to take any action hereunder on behalf of the Administrator, a Fund, or any Portfolio except as BNYM and the Administrator may specifically set forth herein or agree to in a written amendment hereto. BNYM shall not bear, or otherwise be responsible for, any fees, costs, or expenses charged by any third-party service providers engaged by the Administrator with respect to a Fund or by any other third-party service provider to a Fund.

2.                                      Instructions.

(a)                                 Unless otherwise provided in this Agreement, BNYM shall act only upon Oral Instructions or Written Instructions.

(b)                                 BNYM shall be entitled to rely upon any Oral Instruction or Written Instruction it receives from an Authorized Person (or from a person reasonably believed by BNYM to be an Authorized Person) pursuant to this Agreement. BNYM may assume that any Oral Instruction or Written Instruction received hereunder is not in any way inconsistent with the provisions of organizational documents or this Agreement or of any vote, resolution, or proceeding of a Fund’s

Board of Trustees or of a Fund’s shareholders, unless and until BNYM receives Written Instructions to the contrary.

(c)                                  The Administrator agrees to forward to BNYM Written Instructions confirming Oral Instructions (except where such Oral Instructions are given by BNYM or its Affiliates) so that BNYM receives the Written Instructions by the close of business on the same day that such Oral Instructions are received. The fact that such confirming Written Instructions are not received by BNYM or differ from the Oral Instructions shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instructions or BNYM’s ability to rely upon such Oral Instructions; provided, however, that to the extent that Oral Instructions differ from confirming Written Instructions, BNYM shall make all commercially reasonable efforts to promptly reconcile the differing Instructions with the Administrator.

3.                                      Right to Receive Advice.

(a)                                 Advice of the Administrator. If BNYM is in doubt as to any action it should or should not take, BNYM may request directions or advice, including Oral Instructions or Written Instructions, from the Administrator.

(b)                                 Advice of Counsel. If BNYM shall be in doubt as to any question of law pertaining to any action it should or should not take, BNYM may request advice from counsel of its own choosing (who may be counsel for a Fund, a Fund’s investment adviser, or BNYM). Unless agreed to in writing by the Administrator, BNYM shall be solely responsible for all attorneys’ fees if it requests advice from counsel who is not counsel for a Fund or a Fund’s investment adviser. BNYM shall obtain the prior consent of Administrator before requesting advice from counsel for a Fund or a Fund’s investment adviser, unless advice is sought in the ordinary course of providing the sub-administration services outlined in Section 13.

(c)                                  Conflicting Advice. BNYM may rely upon and follow the reasonable advice of counsel if there is a conflict between directions, advice, or Oral Instructions or Written Instructions that BNYM receives from the Administrator and the advice BNYM receives from counsel.

(d)                                 No Obligation to Seek Advice. BNYM is not obligated (i) to seek such directions, advice, Oral Instructions, or Written Instructions, or (ii) to act in accordance with such directions or advice or Oral Instructions or Written Instructions.

4.                                      Records; Visits.

(a)                                 The books and records pertaining to a Fund and its Portfolios which are in the possession or under the control of BNYM shall be the property of such Fund. The Administrator, a Fund, and Authorized Persons shall have access to such books and records at all times during BNYM’s normal business hours. Upon the reasonable request of the Administrator or a Fund, BNYM shall provide copies of any such books and records to an Authorized Person, at the Fund’s expense, as mutually agreed upon by the parties hereto.

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(b)                                 BNYM shall keep the following records:

(i)                                     all books and records with respect to each Portfolio’s books of account;

(ii)                                  records of each Portfolio’s securities transactions; and

(iii)                             all other books and records as the Funds are required to maintain pursuant to Rule 31a-1 of the 1940 Act in connection with the services provided by BNYM hereunder.

5.                                      Confidentiality.

(a)                                 Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”). Confidential Information shall include (a) any non-public data or information that is competitively sensitive material, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Administrator, a Fund, or BNYM, their respective subsidiaries and affiliated companies; (b) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Administrator, a Fund or BNYM a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential or which would reasonably be expected or understood to be Confidential Information.

(b)                                 Information shall not be subject to such confidentiality obligations if it: (a) is already known to the receiving party at the time it is obtained; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction; (e) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental, or regulatory agency request or law; (f) is reasonably relevant to the defense of any claim or cause of action asserted against the receiving party; (g) is Fund information provided by BNYM in connection with an independent third-party compliance review or a review conducted by a regulatory entity; or upon the prior written approval of the Administrator, which shall not be unreasonably withheld; or (h) has been or is independently developed or obtained by the receiving party.  The provisions of this Section 5 shall survive termination of this Agreement for a period of three years after such termination.

(c)                                  The Bank of New York Mellon Corporation is a global financial organization that provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Mellon Group”).  The BNY Mellon Group may centralize functions including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship

3

management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates, subsidiaries and third-party service providers. Solely in connection with the Centralized Functions, (i) each Fund consents to the disclosure of and authorizes BNY Mellon to disclose information regarding the Fund (“Customer-Related Data”) to the BNY Mellon Group and to its third-party service providers who are subject to confidentiality obligations with respect to such information and (ii) BNY Mellon may store the names and business contact information of each Fund’s employees and representatives on the systems or in the records of the BNY Mellon Group or its service providers. The BNY Mellon Group may aggregate Customer-Related Data with other data collected and/or calculated by the BNY Mellon Group, and notwithstanding anything in this Agreement to the contrary the BNY Mellon Group will own all such aggregated data, provided that the BNY Mellon Group shall not distribute the aggregated data in a format that identifies Customer-Related Data with a particular Fund. Each Fund confirms that it is authorized to consent to the foregoing and that the disclosure and storage of information in connection with the Centralized Functions does not violate any relevant data protection legislation.

6.                                      Liaison with Accountants. BNYM shall act as liaison with a Fund’s independent public accountants and shall provide account analyses, fiscal year summaries, and other audit-related schedules with respect to each Portfolio. BNYM shall take all reasonable action in the performance of its duties under this Agreement to assure that it makes available the necessary information to such accountants timely for the expression of their opinion, as required by a Fund.

7.                                      BNY Mellon System. BNYM shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by BNYM in connection with the services provided by BNYM with respect to a Fund; notwithstanding the foregoing, however, it is understood and agreed by the parties that the Fund data populating BNYM databases and other systems shall remain the sole property of each Fund.

8.                                      Disaster Recovery. BNYM shall enter into and shall maintain in effect with appropriate parties one or more agreements making commercially reasonable provisions for emergency use of electronic data processing equipment designed to ensure continuity of services provided to the Fund. In the event of equipment failures, BNYM shall, at no additional expense to a Fund, take all commercially reasonable steps to minimize service interruptions. BNYM shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided BNYM’s own intentional misconduct, bad faith, or gross negligence does not cause such loss or interruption.

9.                                      Information Security.

(a)                                 Treatment of Customer-Related Data. Each party represents and warrants that at all times during and after the terms of this Agreement, it shall use, handle, collect, maintain and safeguard Customer-Related Data in accordance with: (i) a party’s privacy policy, as it is in effect from time to time, a summary of which shall be provided or made available to the other

4

party upon reasonable request; (ii) the confidentiality and non-disclosure requirements of this Agreement; and (iii) applicable law related to the use, collection, maintenance and sake keeping of Customer-Related Data, whether in effect now or in the future, as it may apply to such party and its performance as contemplated by this Agreement (“Applicable Law”).

(b)                                 Information Security Program.

(1)                                 Each party will implement and maintain a comprehensive written information security program (“Information Security Program”) in compliance with Applicable Law, which shall include all necessary measures, including the establishment and maintenance of appropriate policies, procedures and technical, physical, and administrative safeguards, designed to (i) ensure the security and confidentiality of the Customer-Related Data, (ii) protect against foreseeable threats or hazards to the security or integrity of Customer-Related Data, (iii) protect against unauthorized access to or use of such information, and (iv) ensure appropriate disposal of the Customer-Related Data.

(2)                                 Without limiting the foregoing, the Information Security Program shall provide for:

(i)                                     assessment of the risks to the security of Customer-Related Data acquired or maintained by the party and its agents and contractors, including, but not limited to (1) identification of internal and external threats that could result in unauthorized disclosure, alteration or destruction of Customer-Related Data and systems used by the party and its agents and contractors, (2) assessment of the likelihood and potential damage of such threats, taking into account the sensitivity of such Customer-Related Data, and (3) assessment of the sufficiency of policies, procedures, information systems of the party and its agents and contractors, and any other arrangements in place to control risks; and

(ii)                                  appropriate protection against such risks.

(3)                                 Each party shall, and shall require its agents and contractors with access to Customer-Related Data, to regularly test key controls, systems and procedures relating to the Information Security Program. The frequency and nature of such tests shall be determined by the party’s own risk assessment.

(4)                                 Each party shall deliver to the other party, upon reasonable request, certifications of such compliance or a SOC 1 (SSAE 16) Report provided; however, the determination of which to provide shall be in the sole discretion of the providing party.

(5)                                 Each party will report to the other parties all material breaches of security or unauthorized access to that party’s systems which affect the security of Customer-Related Data as soon as practical.  If there is a reasonable likelihood that a party may become aware of activities, patterns of activity, or practices that indicate the possible existence of identity theft (as defined by regulations adopted by the Federal Trade Commission), that party shall take appropriate measures, including the establishment and maintenance of policies and procedures to

5

detect such activities, patterns or practices. Upon the occurrence of a material breach all parties shall reasonably cooperate in implementing an appropriate response.

(c)                                  Irreparable Harm. Each party acknowledges that any breach of this Section 8would result in immediate and irreparable harm for which monetary damages would be inadequate.  Accordingly, either party will be entitled to equitable relief and shall not be required to post any bond or security to obtain same to remedy any threatened or actual breach of this Section 8 by the other party, as well as such other relief as any court of competent jurisdiction deems appropriate. This provision and the obligations hereunder shall survive termination of the Agreement.

10.                               Compensation.

(a)                                 As compensation for services rendered by BNYM during the term of this Agreement, the Administrator will pay to BNYM fees and charges agreed to in writing by the parties from time to time (the “Fees”). The parties will set forth the Fees in a fee letter, which is incorporate into this document by reference (the “Fee Agreement”). To the extent the services provided hereunder are not materially affected, the Administrator and BNYM agree that the merger, consolidation, adoption, acquisition, change in control, re-structuring, or re-organization of or any other similar occurrence involving the Administrator, a Fund, or any unaffiliated fund shall not affect the fee arrangements hereunder except as agreed to in writing signed by both parties.

(b)                                 The parties agree that if under any circumstances the Touchstone Funds’ aggregate assets under management reach $40 billion within the first three years of this Agreement, this event (the “Fee Renegotiation Event”). will materially affect the services under this Agreement.

(c ) In the event Section 10(b) becomes applicable and the parties do not execute a revised Fee Agreement within 180 days of the Fee Renegotiation Event, then the Initial Term shall be deemed to expire one year after the Fee Renegotiation Event; provided, however, that absent written notice by either party not to renew the Agreement in accordance with Section 17(a), a Renewal Term shall commence upon expiration of the Initial Term.

(d)                                 The undersigned hereby represents and warrants to BNYM that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to BNYM or to the adviser or sponsor to a Fund in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, up-front payments, signing payments, or periodic payments made or to be made by BNYM to such adviser or sponsor or any affiliate of the Administrator or a Fund relating to this Agreement have been fully disclosed to the Board of Trustees of the applicable Fund and that, if required by applicable law, such Board of Trustees has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.

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(e)                                  Notwithstanding the limitation of liability provisions of this Agreement or the termination of this Agreement, the Administrator shall remain responsible for paying to BNYM the fees set forth in the applicable Fee Agreement.

11.                               Standard of Care/Limitation of Liability.

(a)                                 BNYM shall be liable to the Administrator or the Funds (or any person or entity claiming through the Funds) for Loss only to the extent the Loss is caused by BNYM’s intentional misconduct, willful misfeasance, bad faith, or negligence in the performance of its duties under this Agreement (“Standard of Care”).

(b)                                 BNYM’s cumulative maximum liability to the Administrator, the Funds, and any person or entity claiming through the Funds for any Losses, regardless of the form of action or legal theory, shall not exceed the fees received by BNYM for services provided hereunder during the 24 months immediately prior to the Loss Date. If BNYM has provided services for less than 24 months immediately prior to the Loss Date, then any Losses shall not exceed the fees it would have received for the services provided hereunder during the first 24 months of this Agreement. Notwithstanding the foregoing, BNYM’s liability shall not be capped in the event a Loss is attributable to the intentional misconduct or the willful misfeasance of BNYM.

(c)                                  Neither party or its Affiliates shall be liable for any Loss (including Loss caused by delays, failure, errors, interruption or loss of data) occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation: natural disasters; epidemics; action or inaction of civil or military authority; war, terrorism, riots or insurrection; criminal acts; job action by organized labor; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; non-performance by third parties (other than subcontractors of BNYM for causes other than those described herein); or functions or malfunctions of the internet, firewalls, encryption systems, or security devices caused by any of the foregoing (all and any of the foregoing being an “Event Beyond Reasonable Control”).  The affected Party shall be excused from any non-performance caused by the Event Beyond Reasonable Control for so long as the Event Beyond Reasonable Control or damages caused by it persists and such party continues to use commercially reasonable efforts to attempt to perform the obligation so impacted.

(d)                                 BNYM shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy, of any instruction, direction, notice, and instrument or other information provided by the Administrator which BNYM reasonably believes to be genuine. BNYM shall not be liable for any damages that it causes when acting in accordance with Written Instructions provided by the Administrator or a Fund, or advice of counsel received pursuant to Section 3 above. BNYM shall not be liable for any damages arising out of any action or omission to act by any prior service provider of the Fund or for any failure to discover any such error or omission.

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(e)                                  Neither party nor its Affiliates (including each Fund) shall be liable for any consequential, incidental, exemplary, punitive, special, or indirect damages, whether or not such party or its affiliates knew or should have known of the likelihood of such damages.

(f)                                   Neither party nor its Affiliates may assert a cause of action (or, if applicable, commence an arbitration or other alternate dispute resolution proceeding) against the other party or any of its Affiliates more than 36 months after the first event or occurrence comprising the conduct or alleged conduct upon which the cause of action is based.

(g)                                  Each party shall have a duty to mitigate damages for which the other party may become responsible.

(h)                                 This Section 10 shall survive termination of this Agreement.

12.                               Indemnification.

(a)                                 Except to the extent attributable to BNYM’s failure to meet its Standard of Care (defined in Section 10 above), the Administrator agrees to indemnify, defend, and hold harmless BNYM, its Affiliates, and their directors, trustees, officers, agents and employees from all Losses and reasonable expenses (including attorneys’ fees and court costs, travel costs, and other out-of-pocket costs related to dispute resolution) arising directly from: (a) any action or omission to act by any prior service provider with respect to a Fund; and (b) any action taken or omitted to be taken by BNYM in connection with the provision of services to a Fund.

(b)                                 BNYM agrees to indemnify, defend, and hold harmless the Administrator, each Fund, their Affiliates, and their respective directors, trustees, officers, agents, and employees from all Losses and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly from any action taken or omitted to be taken by BNYM as a result of and to the extent of its failure to meet the Standard of Care in connection with its provision of services to a Fund or the Administrator.

(c) This Section 11 shall survive termination of this Agreement.

13.                               Description of Accounting Services on a Continuous Basis. BNYM will perform the following accounting services with respect to each Portfolio:

(i)                                     Journalize investment, capital share, and income and expense activities;

(ii)                                  Verify investment buy/sell trade tickets when received from the investment adviser for a Portfolio (the “Adviser”) and transmit trades to the Fund’s custodian (the “Custodian”) for proper settlement;

(iii)                               Maintain individual ledgers for investment securities;

(iv)                              Maintain historical tax lots for each security;

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(v)                                 Reconcile cash and investment balances of each Fund with its Custodian, and provide the Adviser with the beginning cash balance available for investment purposes;

(vi)                              Update the cash availability throughout the day as required by the Adviser;

(vii)                           Post to and prepare the Statement of Assets and Liabilities and the Statement of Operations;

(viii)        Calculate various contractual expenses (e.g., advisory, sub-advisory, administration, 12b-1 fees, and shareholder servicing fees);

(ix)                              Monitor the expense accruals and notify an officer of the relevant Fund of any proposed adjustments;

(x)                                 Control all disbursements and authorize such disbursements upon Written Instructions;

(xi)                              Calculate capital gains and losses;

(xii)         Calculate income and capital gains available for periodic distribution and upon approval by the Administrator, process the distributions;

(xiii)        Determine net income;

(xiv)        Obtain security market quotes from independent pricing services approved by the Adviser, or if such quotes are unavailable, then obtain such prices from the Adviser, and in either case calculate the market value of each Portfolio’s investments in accordance with the relevant Fund’s valuation policies or guidelines; provided, however, that BNYM shall not under any circumstances be under a duty to independently price or value any of a Fund’s investments itself or to confirm or validate any information or valuation provided by the Adviser or any other pricing source, nor shall BNYM have any liability relating to inaccuracies or otherwise with respect to such information or valuations unless such inaccuracy was caused by the failure of BNYM to meet its Standard of Care;

(xiv)                       Transmit or make available a copy of the daily portfolio valuation to the Adviser;

(xv)                          Prepare, review, and maintain fund budgets;

(xvi)                       Compute net asset value; and

(xvii)                    As appropriate, compute yields, total return, expense ratios, portfolio turnover rate, and, if required, portfolio average dollar-weighted maturity.

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14.                               Description of Sub-Administration Services on a Continuous Basis. BNYM will perform the following administration services with respect to each Portfolio:

(i)                                     Prepare quarterly broker security transactions summaries;

(ii)                                  Prepare monthly security transaction listings;

(iii)                               Supply various normal and customary Portfolio and Fund statistical data as requested on an ongoing basis;

(iv)                              Prepare for execution and filing each Fund’s Federal, state and excise tax returns;

(v)                                 Prepare fiscal year-end tax provision analysis; process tax adjustments on securities (identified by Funds’ management) that require such treatment (subject to “Exclusion” set forth below); prepare ROCSOP adjusting entries; prepare financial statement footnote disclosures;

(vi)                              Prepare calendar year tax distribution analysis; process tax adjustments on securities (identified by Funds’ management) that require such treatment (subject to “Exclusion” set forth below); prepare annual tax-based distribution estimate;

(vii)                           Monitor and communicate to the Administrator each Portfolio’s status as a regulated investment company under Sub-chapter M of the Internal Revenue Code of 1986, as amended, with respect to qualification under the asset diversification and gross income tests;

(viii)        Prepare each Fund’s financial statements for its annual and semi-annual shareholder reports, and prepare and coordinate the filing of Forms N-CSR, N-Q and N-PX (with the Fund providing the voting records in the format required by BNYM);

(ix)                              Prepare and coordinate the filing of annual Post-Effective Amendments to each Fund’s Registration Statement on Form N-1A (not including the creation of a series or class); prepare and file (or coordinate the filing of) (i) semi-annual reports on Form N-SAR and (ii) Notices pursuant to Rule 24f-2;

(x)                                 Administratively assist in obtaining the fidelity bond and directors’ and officers’/errors and omissions insurance policies for each Fund, and coordinate the SEC filing of each Fund’s fidelity bond with the Funds’ financial printer;

(xi)                              Draft agendas (with final selection of agenda items being made by Fund counsel) and resolutions for quarterly board meetings;

(xii)                           Coordinate the assembly and mailing of board materials for quarterly board

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meetings;

(xiii)        Attend quarterly board meetings and draft minutes thereof;

(xiv)                       Provide compliance policies and procedures related to services provided by BNYM and, if mutually agreed, certain of BNYM affiliates, summary procedures thereof and periodic certification letters; and

(xv)                          Maintain a regulatory calendar for each Fund listing various SEC filing and board approval deadlines.

All regulatory services are subject to the review and approval of Fund counsel.

Exclusion:                                       BNY Mellon is not responsible for the identification of securities requiring U.S. tax treatment that differs from treatment under U.S. generally accepted accounting principles (e.g., passive foreign investment companies (PFIC)); this responsibility resides with Funds’ management. BNY Mellon is responsible only for processing such identified securities, in accordance with U.S. tax laws and regulations.

15.                               Uncertain Tax Positions Services.

(a)                                 BNYM shall provide the following services (the “Services”) to each Fund with respect to the Fund’s Tax Positions (as defined below) for each Review Period (as defined below):

(i)                                     Documentation of all material tax positions taken by a Fund with respect to the following fiscal years and identified to BNYM (“Tax Positions”): the Fund’s fiscal years ended as set forth on Exhibit A hereto and each fiscal year of the Fund thereafter (each such fiscal year being a “Review Period”);

(ii)                                  Review of such Fund’s: (A) tax provision workpapers, (B) excise tax distribution work papers, (C) income and excise tax returns, (D) tax policies and procedures and (E) Subchapter M compliance workpapers;

(iii)          Determination as to whether the Tax Positions have been consistently applied and documentation of any inconsistencies;

(iv)                              Review of relevant statutory authorities;

(v)                                 Review of any tax opinions and legal memoranda prepared by tax counsel or tax auditors to the Fund;

(vi)                              Review of standard mutual fund industry practices, to the extent such practices are known to or may reasonably be determined by BNYM; and

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(vii)                           Delivery of a written report to such Fund with respect to the above.

(b)                                 The following are expressly excluded from the Services: (i)  assessment of risk of any challenge by the Internal Revenue Service or other taxing authority against any Tax Position (including, without limitation, whether it is “more likely than not” such Tax Position would be sustained); (ii) calculation of any tax benefit measurement, in whole or in part, that may be required if any “more likely than not” threshold has not been met; and (iii) any tax opinion or tax advice. Additionally, none of the Services shall be deemed to be or constitute a tax opinion or tax advice.

(c)                                  The Administrator shall cause a Fund to provide such information and documentation as BNYM may reasonably request in connection with the Services. A Fund’s independent public accountants shall cooperate with BNYM and make such information available to BNYM as BNYM may reasonably request. BNYM shall cooperate with each Fund’s independent public accountants and promptly make such information available to each Fund’s independent public accountants as each Fund’s independent public accountants may reasonably request.

(d)                                 Notwithstanding anything to the contrary in this Agreement and without limiting any rights, protections or limitations of liability otherwise provided to the parties pursuant to this Agreement, (i) BNYM is authorized and permitted to release such non-confidential information as is commercially reasonably necessary or appropriate to be released in connection with the provision of any of the Services, (ii) management of a Fund is responsible for complying with all uncertain tax positions reporting obligations relating to such Fund and BNYM shall have no liability to the Fund or any other entity or governmental authority with respect to any tax positions taken by the Fund, (iii) BNYM shall have no liability either for any error or omission of any other servicer provider (including any accounting firm or tax adviser) to a Fund or for any failure to discover any such error or omission, (iv) a Fund shall be responsible for all filings, tax returns and reports on all Tax Positions and for the payment of all taxes and similar items (including without limitation penalties and interest related thereto) and (v) in the event of any error or omission in the performance of a Service a Fund’s sole and exclusive remedy and BNYM’s sole liability shall be limited to re-performance of the applicable Service and the preparation and delivery to the Fund of a corrected report enumerated in Section 14(a)(vii) above (if necessary), such re-performance, preparation and delivery to be provided at no additional service charge to the Administrator.

(e)                                  IRS CIRCULAR 230 DISCLOSURE:

To ensure compliance with requirements imposed by the Internal Revenue Service, BNYM informs the Administrator that any U.S. tax advice contained in any communication from BNYM to the Administrator or the Funds (including any future communications) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein or therein.

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16.                               Description of Money Market Fund Services on a Continuous Basis:

(a)                                 BNYM has entered into an agreement with a print vendor (the “Print Vendor”) for the Print Vendor to provide to BNYM the ability to generate monthly portfolio holdings reports on Form N-MFP as required by Rule 30b1-7 and an electronic file of the monthly portfolio holdings information required by Rule 2a-7(c)(12) for public website disclosure (collectively “Money Market Reports”) for its clients. Notwithstanding anything to the contrary in this Amendment, BNYM shall not be obligated to perform any of the money market fund services described in Section 15(b)(i) through 15(b)(iii) unless an agreement, including all relevant schedules and appendices thereto, between BNYM and the Print Vendor for the provision of such services is then-currently in effect. BNYM will inform the Administrator and the relevant Fund of the identity of the Print Vendor and if any agreement with such Print Vendor terminates. The Administrator and such Fund are free to attempt to contract directly with the Print Vendor for the provision of the services herein.

(b)                                 BNYM shall provide the following services with respect to those Funds and their Portfolios listed on Exhibit A and designated with an *:

(i)                                     BNYM, subject to its timely receipt of all necessary information related thereto, will, or will cause the Print Vendor to, as applicable for the particular Money Market Report: (A) prepare, on a monthly basis, Form N-MFP; (B) prepare, on a monthly basis, an electronic file of the portfolio holdings information required by Rule 2a-7(c)(12) for public website disclosure; (C) file Form N-MFP with the Securities and Exchange Commission; and (D) provide the electronic file prepared pursuant to Section 15(b)(i)(B) herein to the Administrator, or at the Administrator’s written direction, to a third party (together, the “Services” for this Section 15).

(ii)                                  Neither BNYM nor the Print Vendor, in connection with a particular Money Market Report, will: (A) access, post reports to or perform any service on the Fund’s website; or (B) prepare, provide or generate any reports, forms or files not specifically agreed to by the parties hereto. The Administrator acknowledges that it shall be responsible for the retention of the Money Market Reports in accordance with Rule 2a-7 or any other applicable rule or regulation.

(iii)                               Unless mutually agreed in writing between BNYM and the Administrator, BNYM will use the same layout and format for every successive reporting period for the Money Market Reports. At the request of the Administrator and upon the mutual agreement of the parties hereto as to the scope of any changes and the additional compensation of BNYM, BNYM will, or will cause the Print Vendor to, customize the Money Market Report described

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in Section 15(b)(ii) above. Any such customization to be further described in an exhibit to this Agreement.

(c)                                  BNYM shall not be responsible for: (a) delays in the transmission to it by the Fund, the Fund’s adviser and entities unaffiliated with BNYM (collectively, “Third Parties” for this Section 15) of data required for the preparation of the Money Market Reports, (b) inaccuracies of, errors in or omissions of, such data provided to it by any Third Party, and (c) review of such data provided to it by any Third Party. This Section 15(c) is a limitation of responsibility provision for the benefit of BNYM, and shall not be used to imply any responsibility or liability against BNYM.

(d)                                 The Administrator or the Fund shall, in a timely manner, review and comment on, and as deemed necessary, cause Fund’s counsel and accountants to review and comment on, each Form N-MFP. The Administrator shall, or shall cause the Fund to, provide timely final sign-off of, and authorization and direction to file, each Form N-MFP. Absent such timely final sign-off, authorization, and direction, BNYM shall be excused from its obligations to prepare and file the affected Form N-MFP. BNYM is providing the Services based on the representation and warranty of the Administrator, that the Services together with the activities of the Fund in accordance with its internal policies, procedures, and controls shall together satisfy requirements of the laws applicable to the Fund and Money Market Reports.

17.                               Duration and Termination.

(a)                                 This Agreement shall be effective as of January 1, 2015 and unless terminated pursuant to its terms shall continue until December 31, 2019 (the “Initial Term”).

(b)                                 Upon the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms of (“Renewal Terms”), unless the Administrator or BNYM provides written notice to the other party of its intent not to renew (“Non-renewal Notice”). The non-renewing party must provide the Non-renewal Notice at least 90 days prior to the expiration of the Initial Term or the then-current Renewal Term. In the event a party provides a Non-Renewal Notice, this Agreement shall terminate at 11:59 PM (Eastern Time) on the last day of the Initial or Renewal Term, as applicable.

(c)                                  In the event of termination, all commercially reasonable and customary expenses associated with movement of records and materials and conversion thereof to a successor service provider will be borne by the Administrator and paid to BNYM prior to any such conversion.

(d)                                 If a party materially breaches this Agreement (a “Defaulting Party”) the other party (the “Non-Defaulting Party”) may give written notice of the material breach and require the Defaulting Party cure the breach within 30 days after receiving such notice (the “Breach Notice”). If the Defaulting Party fails to cure the material breach within 30 days, then the Non-Defaulting Party may terminate this Agreement by giving at least 30-day written notice of termination to the Defaulting Party (the “Breach Termination Notice”). In the event a party

14

provides a Breach Termination Notice, this Agreement shall terminate as of 11:59 PM (Eastern Time) on the termination date stated in the notice. In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.

(e)                                  Notwithstanding anything contained in this Agreement to the contrary (other than Section 16(f) below), if the Administrator gives notice to BNYM terminating it as the provider of any of the services hereunder or if the Administrator otherwise terminates this Agreement before the expiration of the then-current Initial or Renewal Term (“Early Termination”) the following shall apply:

(i)                                     BNYM shall, if requested by the Administrator, make a good faith effort to facilitate a conversion to a successor service provider; provided that BNYM does not guarantee that it will be able to effect a conversion on the date(s) requested by the Administrator.

(ii)                                  Early Termination Fee.

(A)                               Before the effective date of the Early Termination, the Administrator shall pay to BNYM an amount equal to three months’ fees (the “Early Termination Fee”) calculated as if BNYM were to provide all services during that three-month period.

(B)                               The Administrator shall calculate the Early Termination Fee using the average of the monthly fees and other amounts due to BNYM under this Agreement during the last three calendar months before the date of the notice of Early Termination (or if not given, the date it should have been given).

(C)                               If the Administrator gives notice of Early Termination after expiration of the specified notice period to terminate this Agreement in the ordinary course at the end of the then-current Initial or Renewal Term, the references above to “expiration of the then-current Initial or Renewal Term” shall be deemed to mean “expiration of the Renewal Term immediately following the then-current Initial or Renewal Term.”

(D)                               If any of a Fund’s assets serviced by BNYM under this Agreement are removed from the coverage of this Agreement (“Removed Assets”) and are subsequently serviced by another service provider: (i) the Administrator will be deemed to have caused an Early Termination with respect to such Removed Assets as of the day immediately preceding the first such removal of assets and (ii) this Agreement will remain in full force and effect with respect to all non-Removed Assets.

(f)                                   In the event that this Agreement is terminated in accordance with the provisions of Section 16(d) above, Section 16(e) above shall be treated as if it was not a part of this Agreement.

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(g)                                  BNYM agrees that it will not terminate this agreement prior to the Initial Term or any subsequent Renewal term without providing at least 90 days’ written notice to the Administrator. In the event of early termination by BNYM except as provided under Section 16(d), BNYM will bear all expenses associated with conversion and movement of records and materials (“Conversion Expenses”) to a successor sub-administrator and pay all Conversion Expenses to the Administrator with 10 calendar days of being invoiced.

18.                               Notices. Notices shall be addressed (a) if to BNYM, at 103 Bellevue Parkway, Wilmington, Delaware 19809, Attention: Head of U.S. Fund Accounting (or such other address as BNYM may inform the Administrator in writing); (b) if to the Administrator, at 303 Broadway, Suite 1100, Cincinnati, OH 45202, Attention: Fund Administration, with a copy to General Counsel, 400 Broadway, Cincinnati, OH 45202 (or such other address as the Administrator may inform BNYM in writing) or (c) if to neither of the foregoing, at such other address as shall have been given by like notice to the sender of any such notice or other communication by the other party.  If notice is sent by confirming telegram, cable, telex, or facsimile sending device, it shall be deemed to have been given immediately. If notice is sent by first-class mail, it shall be deemed to have been given three days after it has been mailed. If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered.

19.                               Amendments. The parties may amend or waive any part of this Agreement only by written amendment signed by both parties.

20.                               Assignment; Delegation and Subcontracting. Either party may assign this Agreement or delegate its rights and duties hereunder to any Affiliate (the “Assigning Party”), provided that the Assigning Party gives the other party 30 days’ prior written notice of such assignment or delegation. BNYM may subcontract with, hire, engage or otherwise outsource to any third party with respect to the performance of any one or more of the functions, services, duties or obligations of BNYM under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall not relieve BNYM of any of its obligations, responsibilities or liabilities hereunder, and provided such functions, services, duties or obligations are performed by the third party at a substantially similar service level as that performed by BNYM. A change of control (as defined above) of either party shall not constitute an assignment of this Agreement.

21.                               Counterparts. The parties may execute this Agreement in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.                               Further Actions. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

23.                               Miscellaneous.

(a)                                 Notwithstanding anything in this Agreement to the contrary, the Administrator agrees to notify and seek written prior approval from BNYM of any modifications made to a Fund’s registration statement or any policies adopted by a Fund which would materially affect

16

BNYM’s obligations or responsibilities under this Agreement. If the request is reasonable in BNYM’s sole discretion, then BNYM agrees to promptly provide consent. The scope of services to be provided by BNYM under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the Fund, unless the parties hereto expressly agree in writing to any such increase.

(b)                                 Except as expressly provided in this Agreement, BNYM hereby disclaims all representations and warranties, express or implied, made to the Administrator, a Fund, or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose, or otherwise (irrespective of any course of dealing, custom, or usage of trade), of any services or any goods provided incidental to services provided under this Agreement. BNYM disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

(c)                                  This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. Notwithstanding any provision hereof, the services of BNYM are not, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Administrator, a Fund, or any other person. The parties agree that this Agreement does not establish an attorney-client relationship between BNYM and the Administrator or a Fund.

(d)                                 The Administrator will cause each Fund to provide such information and documentation as BNYM may reasonably request in connection with services provided by BNYM with respect to such Fund.

(e)                                  The parties agree that this Agreement shall be governed by Delaware law, without regard to principles of conflicts of law.

(f)                                   If a court decision, statute, administrative rule, or otherwise makes any provision of this Agreement invalid, the remainder of this Agreement shall remain fully effective. This Agreement shall bind the parties and their respective successors and permitted assigns. Except as may be explicitly stated in this Agreement, (i) this Agreement is not for the benefit of any other person or entity and (ii) there shall be no third-party beneficiaries hereof.

(g)                                  The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(h)                                 To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution. Certain of BNYM’s Affiliates are financial institutions, and BNYM may, as a matter

17

of policy, request (or may have already requested) the Administrator’s name, address, and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. BNYM may also ask (and may have already asked) for additional identifying information. BNYM may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year noted below.

BNY MELLON INVESTMENT SERVICING (US) INC.

By:	/s/ Robert Mathison, Jr.
Name:	Robert Mathison, Jr.
Title:	Managing Director

Date: 12/30/14

TOUCHSTONE ADVISORS, INC.

By:	/s/ Terrie Wiedenheft

Name:	Terrie Wiedenheft
Title:	Chief Financial Officer

By:	/s/ Jill T. McGruder
Name:	Jill T. McGruder
Title:	Chief Compliance Officer

Date:	12/29/14

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EXHIBIT A

THIS EXHIBIT A, effective as of January 1, 2015 is Exhibit A to that certain Sub-Administration and Accounting Services Agreement effective as of January 1, 2015 between BNY Mellon Investment Servicing (US) Inc. and Touchstone Advisors, Inc.

Fund Name	Portfolio

Touchstone Strategic Trust (3/31 FYE)

Touchstone Flexible Income Fund

Touchstone Focused Fund

Touchstone Growth Opportunities Fund

Touchstone International Value Fund

Touchstone Large Cap Growth Fund

Touchstone Mid Cap Growth Fund

Touchstone Sands Capital Emerging Markets Growth Fund

Touchstone Small Cap Growth Fund

Touchstone Strategic Trust (6/30 FYE)	Touchstone Capital Growth Fund Touchstone International Small Cap Fund Touchstone Large Cap Fund Touchstone Small Cap Value Opportunities Fund Touchstone Value Fund

Touchstone Strategic Trust (12/31 FYE)	Touchstone Dynamic Equity Fund Touchstone Balanced Allocation Fund Touchstone Conservative Allocation Fund Touchstone Growth Allocation Fund Touchstone Moderate Growth Allocation Fund

Touchstone Tax-Free Trust (6/30 FYE)	Touchstone Ohio Tax-Free Bond Fund Touchstone Ohio Tax-Free Money Market Fund Touchstone Tax-Free Money Market Fund*

Touchstone Investment Trust (9/30 FYE)	Touchstone Active Bond Fund Touchstone High Yield Fund Touchstone Institutional Money Market Fund* Touchstone Money Market Fund*

Touchstone Institutional Funds Trust (12/31 FYE)	Touchstone Sands Capital Institutional Growth Fund

Touchstone Variable Series Trust (12/31 FYE)

Touchstone VT Active Bond Fund

Touchstone VT Baron Small Cap Growth Fund

Touchstone VT High Yield Fund

Touchstone VT Large Cap Core Equity Fund

Touchstone VT Mid Cap Growth Fund

Touchstone VT Money Market Fund*

Touchstone VT Third Avenue Value Fund

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Touchstone VT Aggressive ETF Fund Touchstone VT Conservative ETF Fund Touchstone VT Moderate ETF Fund

Touchstone Funds Group Trust (9/30 FYE)

Touchstone Arbitrage Fund

Touchstone Emerging Markets Equity Fund

Touchstone Global Real Estate Fund

Touchstone International Fixed Income Fund

Touchstone Merger Arbitrage Fund

Touchstone Mid Cap Fund

Touchstone Mid Cap Value Fund

Touchstone Premium Yield Equity Fund

Touchstone Sands Capital Select Growth Fund

Touchstone Small Cap Core Fund

Touchstone Small Cap Value Fund

Touchstone Total Return Bond Fund

Touchstone Ultra Short Duration Fixed Income Fund

* Receiving Money Market Fund Services.

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APPENDIX A

Definitions

As used in this Agreement:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Affiliate” means an entity controlled by, controlling or under common control with the subject entity, with “control” for this purpose defined to mean direct or beneficial ownership of 50% or more of the equity interests of an entity and possession of the power to elect 50% or more of the entity’s directors, trustees, or similar persons performing policy-making functions.

“Authorized Person” means any officer of the Fund and any other person duly authorized by the Fund’s Board of Directors to give Oral Instructions or Written Instructions on behalf of the Fund. An Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto.

“Claim” means any claim, demand, suit, action, obligation, liability, suit, controversy, breach, proceeding or allegation of any nature, including any threat of any of the foregoing (including but not limited to those arising out of or related to this Agreement) and regardless of the form of action or legal theory or forum.

“Loss” means any one, or any series of related, losses, costs, damages, expenses, awards, judgments, assessments, fines, penalties, payments, reimbursements, adverse consequences, liabilities or obligations of any nature, including without limitation any of the foregoing arising out of any Claim and all costs of litigation or threatened litigation such as but not limited to court costs, costs of counsel, discovery, experts, settlement and investigation.

“Loss Date” means the date of occurrence of the event or circumstance causing a particular Loss, or the date of occurrence of the first event or circumstance in a series of events or circumstances causing a particular Loss.

“Oral Instructions” mean oral instructions received by BNYM from an Authorized Person or from a person reasonably believed by BNYM to be an Authorized Person. BNYM may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person via electronic mail as Oral Instructions.

“SEC” means the Securities and Exchange Commission.

“Securities Laws” means the 1933 Act, the 1934 Act, and the 1940 Act.

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“Shares” means the shares of beneficial interest of any series or class of the Fund.

“Written Instructions” mean (i) written instructions signed by an Authorized Person (or a person reasonably believed by BNYM to be an Authorized Person) and received by BNYM or (ii) trade instructions transmitted (and received by BNYM) by means of an electronic transaction reporting system access to which requires use of a password or other authorized identifier. An Authorized Person may delivery instructions electronically, by hand, mail, tested telegram, cable, telex, or facsimile sending device.

23

Exhibit 99.(h)(4)

Confidential And Proprietary	Execution Version

AMENDED AND RESTATED

TRANSFER AGENCY AND SHAREHOLDER SERVICES AGREEMENT

This Amended and Restated Transfer Agency And Shareholder Services Agreement is made as of January 1, 2015 (“Effective Date”) by and between BNY Mellon Investment Servicing (US) Inc. (“BNYM”) and each investment company listed on the signature page to this Agreement (each, an “Investment Company”, and collectively, the “Investment Companies”), on its own behalf and on behalf of each of its Portfolios listed on Schedule B, each in its individual and separate capacity (each a “Fund”, and collectively, the “Funds”). Capitalized terms, and certain noncapitalized terms, not otherwise defined shall have the meanings set forth in Schedule A (Schedule A also contains an index of defined terms providing the location of all defined terms). The term “Agreement” shall mean this Transfer Agency And Shareholder Services Agreement as constituted on the Effective Date, and thereafter as it may be amended from time to time as provided for herein. All references to “Schedule B” herein mean Schedule B attached hereto as constituted on the Effective Date, and thereafter as it may be amended from time to time (deemed or in writing) pursuant to Section 16 or 19(l).

Background

A.            Each Investment Company is registered as an open-end management investment company under the 1940 Act.

B.            Each Fund wishes to retain BNYM to serve as its transfer agent, registrar, dividend disbursing agent and shareholder servicing agent and BNYM wishes to furnish such services.

C.            BNYM and the Investment Companies previously entered into the Transfer Agency Services Agreement dated December 5, 2011 (the “Prior Agreement”).  With the execution of this Agreement, the parties intend for this Agreement to be a binding obligation of the parties as of the Effective Date, that the provisions of this Agreement go into effect commencing the Services Effective Date and that the Prior Agreement terminate in accordance with the terms of Section 19(t) herein.

Terms

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the sufficiency of which is hereby acknowledged, each Fund and BNYM, intending to be legally bound, agree to the statements made in the preceding paragraphs and as follows:

1.             Appointment. The Fund appoints BNYM to serve as transfer agent, registrar, dividend disbursing agent and shareholder servicing agent to the Fund and BNYM accepts such appointments and agrees in connection with such appointments to furnish the services expressly set forth in Section 3. BNYM is under no duty to provide any service to or on behalf of the Fund except as specifically set forth in Section 3 or as BNYM and the Fund may specifically agree in a written amendment hereto. BNYM is not responsible for any fees, costs or expenses charged by any third party service providers engaged by the Fund or by any other third party service provider not engaged by BNYM.

2.             Records; Visits.  The books and records pertaining to the Fund required by the Securities Laws which are in the possession or under the control of BNYM shall be the property of the Fund. Upon the reasonable request of the Fund, BNYM shall provide Authorized Persons with (i) access to such books and records during BNYM’s normal business hours, and (ii) copies of any such books and records at the Fund’s expense.

3.             Services.

(a)           General Services:

(1)           Services to be provided on an ongoing basis to the extent applicable to a particular Fund:

(i)            Calculate 12b-1 payments;

(ii)           Maintain shareholder registrations;

(iii)          Review new applications and correspond with shareholders to complete or correct information;

(iv)          Direct payment processing of checks or wires;

(v)           Prepare and certify shareholder lists in conjunction with proxy solicitations;

(vi)          Countersign share certificates (form of certificate to be provided by Fund);

(vii)         Prepare and mail to shareholders confirmation of activity;

(viii)        Provide toll-free lines for direct shareholder use, plus customer liaison staff for on-line inquiry response;

(ix)          Mail duplicate confirmations to broker-dealers of their clients’ activity, whether executed through the broker-dealer or directly with BNYM;

(x)           Provide periodic shareholder lists and statistics to the Fund;

(xi)          Provide detailed data for underwriter/broker confirmations;

(xii)         Prepare periodic mailing of year-end tax and statement information;

(xiii)        Notify on a timely basis the Fund’s investment adviser, accounting agent, and custodian (“Fund Custodian”) of Share activity;

(xiv)        Perform other participating broker-dealer shareholder services as may be agreed upon from time to time;

(xv)         Accept and post daily Share purchases and redemptions;

(xvi)        Accept, post and perform shareholder transfers and exchanges;

(xvii)       Issue and cancel certificates (when requested in writing by the shareholder);

(xviii)      Remediation Services, as required; and

(xviii)      Perform certain administrative and ministerial duties relating to opening, maintaining and processing transactions for shareholders or financial intermediaries that trade shares through the NSCC.

(2)           Purchase of Shares. BNYM shall issue and credit an account of an investor, in the manner described in the Fund’s prospectus, once it receives:

(i)            A purchase order in completed proper form;

(ii)           Proper information to establish a shareholder account; and

(iii)          Confirmation of receipt or crediting of funds for such order to the Fund Custodian.

(3)           Redemption of Shares. BNYM shall process requests to redeem Shares as follows:

(i)            All requests to transfer or redeem Shares and payment therefore shall be made in accordance with the Fund’s prospectus, when the shareholder tenders Shares in proper form, accompanied by such documents as BNYM reasonably may deem necessary.

(ii)           BNYM reserves the right to refuse to transfer or redeem Shares until it is satisfied that the endorsement on the instructions is valid and genuine and that the requested transfer or redemption is legally authorized, and it shall incur no liability for the refusal to process transfers or redemptions which BNYM, in its reasonable judgment, deems improper or unauthorized, or until it is reasonably satisfied that there is no basis to any claims adverse to such transfer or redemption.

(iii)          When Shares are redeemed, BNYM shall deliver to the Fund Custodian and the Fund or its designee a notification setting forth the number of Shares redeemed. Such redeemed Shares shall be reflected on appropriate accounts maintained by BNYM reflecting outstanding Shares of the Fund and Shares attributed to individual accounts.

(iv)          BNYM shall, upon receipt of the monies provided to it by the Fund Custodian for the redemption of Shares, pay such monies as are received from the Fund Custodian, all in accordance with the procedures established from time to time between BNYM and the Fund.

(v)           BNYM shall not process or effect any redemption requests with respect to Shares of the Fund after receipt by BNYM or its agent of notification of the suspension of the determination of the net asset value of the Fund.

(4)           Dividends and Distributions. Upon receipt by BNYM of Written Instructions containing all requisite information that may be reasonably requested by BNYM, including payment directions and authorization, BNYM shall issue Shares in payment of the dividend or distribution, or, upon shareholder election, pay such dividend or distribution in cash, if provided for in the Fund’s prospectus. If requested by BNYM, the Fund shall furnish a certified resolution of the Fund’s Board of Directors declaring and authorizing the payment of a dividend or other distribution but BNYM shall have no duty to request such. Issuance of Shares or payment of a dividend or distribution as provided for in this Section 3(a)(4), as well as payments upon redemption as described in Section 3(a)(3), shall be made after deduction and payment of any and all amounts required to be withheld in accordance with any applicable tax laws or other laws, rules or regulations. BNYM shall (i) mail to the Fund’s shareholders such tax forms and other information, or permissible substitute notice, relating to dividends and distributions paid by the Fund as are required to be filed and mailed by applicable law, rule or regulation; and (ii) prepare, maintain and file with the IRS and other appropriate taxing authorities reports relating to all dividends by the Fund paid to its shareholders (above threshold amounts stipulated by applicable law) as required by tax or other laws, rules or regulations; provided, however, notwithstanding the foregoing and notwithstanding any other provision of this Section 3(a)(4) or this Agreement, and for clarification: (A) BNYM’s exclusive obligations with respect to any written statement that Section 19(a) of the 1940 Act may require to be issued with respect to the Fund (“19(a) Statement”) shall be, upon receipt of specific Written Instructions to such effect, to receive from the Fund the text which is to be printed on the 19(a) Statement, to print such text on appropriate paper stock and to mail such document to shareholders, and (B) BNYM’s sole obligation with respect to any dividend or distribution that Section 19(a) of the 1940 Act may require be accompanied by a 19(a)

Statement shall be to perform only the conduct expressly directed by this Section 3(a)(4) and shall expressly exclude any duty associated with any determination of the appropriateness of, or the drafting or other preparation of the text to be printed on, a 19(a) Statement.

(5)           Shareholder Account Services. BNYM may arrange, in accordance with the prospectus:

(i)            for issuance of Shares obtained through:

(A)          Any pre-authorized check plan; and

(B)          Direct purchases through broker wire orders, checks and applications.

(ii)           for a shareholder’s:

(A)          Exchange of Shares for shares of another fund with which the Fund has exchange privileges;

(B)          Automatic redemption from an account where that shareholder participates in an automatic redemption plan; and/or

(C)          Redemption of Shares from an account with a checkwriting privilege.

(6)           Communications to Shareholders.

(A)          BNYM shall mail the documents listed below to Fund shareholders, subject in the case of clause (i) below to the timely receipt of Written Instructions reasonably satisfactory to BNYM, and BNYM shall mail any other documents to Fund shareholders that are reasonably requested by the Fund in Written Instructions:

(i)            Reports to shareholders;

(ii)           Confirmations of purchases and sales of Fund shares;

(iii)          Monthly or quarterly statements;

(iv)          Dividend and distribution notices; and

(v)           Tax form information.

(B)          BNYM shall provide to shareholders, who properly register in IAM (as defined in Exhibit 1 to Schedule C) for the ability to access their account in the Fund through the Internet and the IAM portal, the opportunity to elect to receive Available Documents electronically or to retrieve Available Documents electronically in accordance with the existing functionalities of IAM and the terms and conditions applicable to shareholder use of IAM at the time of the election.  “Available Documents” means the documents listed in Section 3(a)(6)(A) above that are available for electronic delivery or electronic retrieval pursuant to the then-existing functionalities of IAM.

(7)           Records.  BNYM shall maintain records of the accounts for each shareholder showing the following information to the extent received by BNYM:

(i)            Name, address and United States Tax Identification or Social Security number;

(ii)           Number and class of Shares held and number and class of Shares for which certificates, if any, have been issued, including certificate numbers and denominations;

(iii)          Historical information regarding the account of each shareholder, including dividends and distributions paid and the date and price for all transactions on a shareholder’s account;

(iv)          Any stop or restraining order placed against a shareholder’s account;

(v)           Any correspondence relating to the current maintenance of a shareholder’s account;

(vi)          Information with respect to withholdings; and

(vii)         Any information required in order for BNYM to perform any calculations required by this Agreement.

(8)           Lost or Stolen Certificates. BNYM shall place a stop notice against any certificate reported to be lost or stolen and comply with all applicable federal regulatory requirements for reporting such loss or alleged misappropriation. A new certificate shall be registered and issued only upon:

(i)            The shareholder’s pledge of a lost instrument bond or such other appropriate indemnity bond issued by a surety company approved by BNYM; and

(ii)           Completion of a release and indemnification agreement signed by the shareholder to protect BNYM and its affiliates.

(9)           Shareholder Inspection of Stock Records. Upon a request from any Fund shareholder to inspect stock records, BNYM will notify the Fund and the Fund will issue instructions granting or denying each such request. Unless BNYM has acted contrary to the Fund’s instructions, the Fund agrees to and does hereby release BNYM from any liability for refusal of permission for a particular shareholder to inspect the Fund’s stock records.

(10)         Withdrawal of Shares and Cancellation of Certificates. Upon receipt of Written Instructions, BNYM shall cancel outstanding certificates surrendered by the Fund to reduce the total amount of outstanding shares by the number of shares surrendered by the Fund.

(11)         Lost Shareholders.

(A)          BNYM shall perform such services as are required in order to comply with Rule 17Ad-17 of the 1934 Act (the “Lost Shareholder Rule”), including, but not limited to, those set forth below.

(i)            documentation of search policies and procedures;

(ii)           execution of required searches;

(iii)          tracking results and maintaining data sufficient to comply with the Lost Shareholder Rule; and

(iv)          preparation and submission of data required under the Lost Shareholder Rule.

(B)          For purposes of clarification: Section 3(a)(11)(A) does not obligate BNYM to perform the services described therein for broker-controlled accounts, omnibus accounts and similar accounts with respect to which BNYM does not receive or maintain information which would permit it to determine whether the account owner is a “lost security holder”, as that term is defined in the Lost Shareholder Rule. BNYM agrees to assist the Fund, at the Fund’s cost and expense, upon the Fund’s reasonable request, in complying with any document or information requests from the SEC related to the Fund’s compliance with the Lost Shareholder Rule by furnishing copies of the Fund’s standard files and reports in the BNYM System (as defined in Schedule C) and copies of documents already existing by virtue of other services performed by BNYM pursuant to this Agreement and BNYM agrees to provide the Fund or the SEC, upon the Fund’s reasonable request, with access to knowledgeable personnel of BNYM to answer questions of the SEC regarding BNYM’s compliance with the Lost Shareholder Rule.

(12)         Tax Advantaged Accounts.

(A)          Certain definitions:

(i)            “Eligible Assets” means shares of the Fund and such other assets as the Fund and BNYM may mutually agree.

(ii)           “Participant” means a beneficial owner of a Custodied Account.

(iii)          “Custodied Account” means a Tax Advantaged Account with respect to which the Custodian serves as the custodian.

(iv)          “Tax Advantaged Account” means (A) any of the following accounts: (i) a Traditional, SEP, Roth, or SIMPLE individual retirement account within the meaning of Section 408 of the Code, and (ii) a Coverdell educational savings account within the meaning of Section 530 of the Code; (B) which is facilitated or sponsored by the Fund (or affiliates of the Fund’s investment advisor or management company and approved by the Fund) and with respect to which the contributions of Participants are used to purchase or invest solely in Eligible Assets.

(B)          In addition to appropriate services provided to a Custodied Account and Participants in accordance with other provisions of Section 3(a), BNYM shall provide the following administrative services to the extent the particular administrative service is appropriate under the Code, subject to applicable terms and conditions of the Code, this Agreement, Written Procedures, Account Documentation and the Fund’s prospectus:

(i)            Upon receipt of a properly completed application for a Custodied Account, establish a Custodied Account in one or more Funds, as appropriate, and maintain the Custodied Account thereafter in accordance with this Agreement;

(ii)           Process instructions received in good order regarding contributions, including using contribution payments actually received to purchase appropriate Eligible Assets, and keep appropriate records of contributions for tax reporting purposes;

(iii)          Effect instructions for distributions received in good order and establish and maintain a record of the types and reasons for distributions (e.g., attainment of age 59-1/2, disability, death, return of excess contributions);

(iv)          Send blank designation of beneficiary forms to Participants and process designation of beneficiary forms completed and received from Participants in good order;

(v)           Process instructions received in good order for exchanges of Shares, rollovers, direct rollovers, conversions, reconversions, recharacterizations, return of excess contributions and transfers of assets (or the proceeds of liquidated assets) to a successor custodian or successor trustee;

(vi)          Upon receipt in good order of a notification of the death of a Participant, process transfers and distributions in accordance with instructions received in good order;

(vii)         Prepare any annual reports or returns required to be prepared and/or filed by a custodian of Tax Advantaged Accounts, including, but not limited to, an annual fair market value report, Forms 1099R and 5498; and file same with the Internal Revenue Service and provide same to the Participant or Participant’s beneficiary, as applicable;

(viii)        Perform applicable federal withholding and send to the Participant or Participant’s beneficiary, as applicable, an annual TEFRA notice regarding required federal tax withholding; and

(ix)          Upon the receipt after the Service Effective Date of a request to open a Custodied Account, BNYM shall provide appropriate Account Documentation (as defined below) to open the Custodied Account and thereafter as necessary to maintain the Custodied Account in compliance with the Code; and

(x)           BNYM shall maintain the Account Documentation in compliance with applicable provisions of the Code.

(C)          BNYM shall arrange for BNYM Trust, BNY Mellon Bank or other qualified institution (which may be an Affiliate of BNYM) to serve as custodian for the Tax Advantaged Accounts.  The institution serving as custodian pursuant to the foregoing authorization is referred to herein as the “Custodian”.  In consideration for such service and the services of the Custodian, the Fund agrees as follows:

(i)            The Fund will provide at least 60 days’ advance written notice to BNYM and the Custodian and at least 30 days advance written notice to Participants in connection with a Fund liquidation or any other event or circumstance or act or course of conduct involving the Fund or assets held in a Custodied Account that would result in an involuntary liquidation of any asset held in a Custodied Account or would otherwise materially affect the Custodied Account, its operation, the rights or obligations of a Participant, any asset in a Custodied Account or the terms or provisions of a Custodied Account (“Material Event”), regardless of whether the Material Event was or was not described in an amendment to the Fund’s prospectus or statement of additional information, and reimburse BNYM and the Custodian for all reasonable costs, including costs of legal counsel, incurred in determining, in consideration of the Material Event, an appropriate course of conduct under the law, including the Code, and under agreements with Participants and in implementing the course of conduct determined to be appropriate;

(ii)           The Fund, at its cost and expense, at the request of BNYM or the Custodian and in accordance with all applicable provisions of the Code, will:

(aa)         appoint and provide for a qualified successor custodian for all Custodied Accounts in the event this Agreement expires or is terminated or if any other event or circumstance occurs which constitutes commercially reasonable cause for the Custodian to resign as custodian of the Custodied Accounts or seek appointment of a successor custodian,

(bb)         provide for any interim custodial or transfer arrangements made appropriate by any of the circumstances governed by clause (aa),

(cc)         cause all Custodied Accounts and all assets in the Custodied Accounts to transfer to such successor or interim custodians; and

(dd)         notify appropriate parties of custodial resignations and appointments.

(iii)          The Fund, at its cost and expense, will, prior to the Services Effective Date or such later date as the Fund and BNYM may agree upon as the “Transfer Date” (which is hereby defined to mean the date custody of Tax-Advantaged Accounts is transferred from a prior custodian or trustee to the Custodian and the conversion of the Tax-Favored Accounts from a prior service provider to BNYM System occurs), act in accordance with clause (aa), clause (bb) or a combination of clauses (aa) and (bb), pursuant to reasonable instructions received from BNYM or the Custodian:

(aa)         where it has the right to do so, unilaterally amend account documentation of Tax-Advantaged Accounts to conform such documentation in all material respects to the BNYM Account Documentation (as defined in clause (bb) immediately below) and communicate such amendments, or furnish such amended documentation, to account owners; and

(bb)         require Participants and “Related Parties” (which is hereby defined to mean all employers, advisors or other parties involved in any manner in the creation, sponsorship or administration of Custodied Accounts or their relevant plans or involved in any other capacity with Custodied Accounts or their relevant plans) to adopt, execute or otherwise agree to “BNYM Account Documentation” (which is hereby defined to mean disclosure documents, custodial agreements, account agreements and such other forms, agreements and materials which BNYM reasonably determines to be appropriate for the establishment and administration of the Custodied Accounts or relevant plans under applicable law, including the Code, or for performance of the services provided by BNYM or the Custodian).

BNYM shall not be obligated to convert to the BNYM System, or provide a Custodian for, any Tax-Advantaged Accounts of the Fund which BNYM reasonably determines are not bound by BNYM Account Documentation or by account documentation substantially similar in all material respects with the Account Documentation.  For clarification: (i) the immediately preceding sentence is not intended to, and does not, apply to shareholder accounts that may be a Traditional, SEP, Roth, or SIMPLE individual retirement account within the meaning of Section 408 of the Code or a Coverdell educational savings account within the meaning of Section 530 of the Code that is registered in the name of a custodian other than the Custodian; and (ii) BNYM will service such accounts in accordance with all provisions of this Agreement other than Section 3(a)(12).

(iv)          Subsequent to the Transfer Date, at its cost and expense, the Fund will provide to persons applying to become a Participant or a Related Party, all BNYM Account Documentation that BNYM or the Custodian has most recently designated as the current version of the BNYM Account Documentation , including without limitation all privacy notices of BNYM and the Custodian, obtain the signature of all such persons on the appropriate BNYM Account Documentation, and, to the extent requested by BNYM, furnish a copy of the executed BNYM Account Documentation to BNYM. The performance by BNYM and the Custodian of the respective obligations set forth in this Section 12 subsequent to the Transfer Date shall be contingent upon the Fund’s compliance with this Section 3(a)(12)(C)(iv) and the Fund shall upon the reasonable request of BNYM certify to its compliance with this Section 3(a)(12)(C)(iv) or otherwise verify or provide verification of its compliance with this Section 3(a)(12)(C)(iv).

(v)           Subsequent to the Transfer Date, in the event of changes to the BNYM Account Documentation or other need to communicate in writing with Participants or Related Parties: (aa) the Custodian may directly furnish new or revised BNYM Account Documentation and any other written notifications, materials and communications which it reasonably determines to be appropriate to its role as custodian (“Related Custodian Materials”) to Participants and Related Parties at the Fund’s cost and expense, payable upon being invoiced for same, or (bb) in lieu of the distribution method provided for in clause (aa) with respect to particular BNYM Account Documentation or Related Custodian Materials, the Fund will, at its cost and expense, upon the reasonable request of BNYM or the Custodian include such items in a Fund mailing of Fund materials.

(D)          In consideration for BNYM or the Custodian furnishing any one or more of the services provided for in this Section 3(a)(12), the Fund shall pay to BNYM the related Fees and Reimbursable Expenses as set forth in the Fee Agreement.  The Fund may direct BNYM to collect such Fees and Reimbursable Expenses from the assets in relevant Tax Advantaged Accounts upon appropriate disclosure to Participants, but shall remain responsible for such Fees and Reimbursable Expenses to the extent it does not so direct BNYM or such amounts are not collectable from the Tax Advantaged Accounts.

(13)         Print Mail.  The Fund hereby engages BNYM as its exclusive print/mail service provider with respect to the print/mail items listed in the Fee Agreement at the fees set forth in the Fee Agreement for all communications sent to shareholders pursuant to Sections 3(a)(6)(ii), (iii), (iv) and (v) and for all other print or mail output that results from or is otherwise reasonably related to the performance of other services described in Section 3, such as the issuance of checks issued in connection with dividends and other distributions under Section 3(a)(4). BNYM agrees to provide such other print/mail services as the Fund may reasonably request at the Fees listed in the Fee Agreement or at commercially reasonable rates if appropriate fees are not listed in the Fee Agreement.

(14)         Legal Process.  In the event (i) BNYM directly receives a Legal Process Item (defined immediately below) that has been properly served, (ii) the Fund receives a Legal Process Item that has been properly served and delivers the Legal Process Item to BNYM, or (iii) the Fund accepts service of a Legal Process Item that has not been properly served and delivers the Legal Process Item to BNYM, then in each such case BNYM will within a commercially reasonable period following receipt of such Legal Process Item take such commercially reasonable actions as may be directed by the Legal Process Item, including without limitation furnishing information and documentation, redeeming Shares and disbursing the proceeds, and placing transactional restrictions on and removing transactional restrictions from accounts.  “Legal Process Item” means civil and criminal subpoenas, civil or criminal seizure or restraining orders, IRS and state tax authority civil or criminal notices including notices of lien or levy, writs of execution and other functionally equivalent legal process items directed at BNYM or the Fund requiring that a particular action or actions be taken with respect to a current or former shareholder of a Fund or a Fund account of such a shareholder.  BNYM may in its reasonable discretion seek to limit or reduce by any reasonable means the scope and coverage of a Legal Process Item and seek extensions of the period to respond. In the event BNYM receives a Legal Process Item which requires a response following its receipt sooner than that which can be achieved in a commercially reasonable period taking commercially reasonable efforts, BNYM will in good faith seek to respond within the required response time, seek an extension or take other reasonably appropriate measures but shall not be liable to any extent for a failure to respond by the required response time in these circumstances.

(15)         Unclaimed Property Services.

(A)          Subject to the further provisions of this Section 3(a)(15) and to Sections 9(f) and 19(c), BNYM shall implement procedures on behalf of the Fund that are reasonably designed for the Fund to comply on a substantial basis with the Unclaimed Property Laws (as defined below) with respect to Eligible Property (as defined below). Subject to the limitation of liability provisions of Section 11, BNYM shall be liable to the Fund for Loss in connection with its performance of the Unclaimed Property Services (as defined below) solely if the Loss is caused by the negligent, grossly negligent, reckless, intentionally wrongful or fraudulent implementation of such procedures. In connection with its performance of the foregoing services (“Unclaimed Property Services”), BNYM shall implement procedures consistent with practices adopted by mutual funds and other mutual fund service providers, procedures it reasonably determines represent reasonable risk , or procedures based on communications with the agencies enforcing and administering the Unclaimed Property Laws, the administrative practices of such agencies and interpretations of the Unclaimed Property Laws by such agencies, and BNYM shall not be liable for reasonable conduct undertaken in accordance with the foregoing. For purposes of the foregoing:

(i)            “Unclaimed Property Laws” means the unclaimed property, abandoned property , escheat or similar laws, regulations or administrative provisions of the states of the United States of America, the District of Columbia, Guam, Puerto Rico, U.S. Virgin Islands and any territory or commonwealth of the United States of America with a formal local government substantially equivalent to a state government which subsequent to the Effective Date adopts a statute substantially similar to the Uniform Unclaimed Property Act of 1995 (or its then current successor).

(ii)           “Eligible Property” means property beneficially owned by a person or entity other than the Fund and held in a bank account maintained by BNYM for or on behalf of the Fund, or property held in a Fund shareholder account, which is (x) subject to reporting or escheat under an Unclaimed Property Law, (y) of a nature or type or classification reasonably related to the services performed by BNYM under this Agreement (such as cash amounts representing non-negotiated dividend checks and shares in abandoned shareholder accounts), and (z) under the control of BNYM.

(B)          BNYM shall have no liability for any Loss arising (i) with respect to Eligible Property deemed abandoned or unclaimed under an Unclaimed Property Law before the UPS Commencement Date (as defined immediately below) but which was not reported or delivered to the applicable jurisdiction as required by an Unclaimed Property Law; (ii) from any inaccuracy in, or from the absence of any data or information from, any records of the Fund provided to BNYM relating to any period prior to the UPS Commencement Date and used by BNYM to perform the Unclaimed Property Services, including without limitation absences due to the failure to record the occurrence or non-occurrence of events relevant to an Unclaimed Property Law; (iii) from any other failure of any party, other than a failure by BNYM to perform in accordance with this Section 3(a)(15), to comply with an Unclaimed Property Law or to perform a service required for accurate, timely and complete future compliance with an Unclaimed Property Law (collectively, “Compliance Failures”).  BNYM will in good faith seek to respond to Compliance Failures of which it becomes aware, but shall have no liability for any course of conduct undertaken in accordance with the foregoing in good faith. The Fund alone shall be exclusively liable for and shall directly pay any fines, penalties, interest or other monetary liability, payment obligations or remediation requirements that arise due to a Compliance Failure. Notwithstanding any other provision of the Agreement, the Fund shall indemnify BNYM for all Loss BNYM suffers or incurs as a result of or in connection with any Compliance Failure, including without limitation any Loss suffered or incurred as a result of seeking in good faith to respond to the Compliance Failure.  In addition to any fees and reimbursement of expenses that BNYM may be entitled to under Section 3(a)(15), in the event BNYM performs any services in connection with Compliance Failures BNYM shall be entitled to be paid fees for such services at the rate set forth in the Fee Agreement, or if no applicable fee is set forth therein, at commercially reasonable rates, and to a reimbursement of all reasonable expenses incurred in connection with such services, and the Fund shall pay BNYM such fees and reimburse BNYM for such expenses upon being invoiced. “UPS Commencement Date” means the date the Fund was converted to the BNYM System or, if applicable, the date that individual accounts within the Fund were converted to the BNYM System, or, if later than either of the foregoing, the date BNYM commenced providing Unclaimed Property Services to the Fund or, if applicable, to an individual account within the Fund.

(C)          The Fund is the “holder” under all Unclaimed Property Laws, as that term is defined therein, and BNYM shall act solely as agent of the Fund in performing the Unclaimed Property Services. The Fund hereby authorizes BNYM to sign reports, to sign letters, to communicate with government representatives, current and former shareholders and other appropriate third parties and otherwise to act in all manners on behalf of and in the name of the Fund and to utilize all tax identification numbers or other appropriate identifying numbers or data of a Fund (“Identification Data”) in the scope and manner BNYM reasonably determines to be appropriate to perform the Unclaimed Property Services, including for clarification utilizing the Identification Data associated with each specific portfolio of the Fund (including each class, series, tier or other subdivision of a portfolio, if any) for reporting purposes if such is reasonably determined to be appropriate based on an Unclaimed Property Law. The Fund agrees to execute and deliver to BNYM all documentation or instruments reasonably requested by BNYM to evidence such authorization but agrees that the authority of BNYM to act on behalf of and in the name of the Fund as described above and to use the Identification Data shall not be diminished or revoked by the absence of such documentation or instruments, and the Fund irrevocably releases BNYM from any and all Claims against BNYM on the grounds of absence of the authority granted by the second sentence of this Section 3(a)(15)(C). This Section 3(a)(15)(C) shall survive any termination of the Agreement.

(D)          The Fund agrees, upon the reasonable request of BNYM, to:

(i)            execute and deliver to BNYM in a timely manner any reports, forms, documents and instruments reasonably determined by BNYM to be appropriate in connection with its performance the Unclaimed Property Services;

(ii)           respond in a timely manner to requests from BNYM for information and requests to review information or reports related to the Unclaimed Property Services; and

(iii)          Provide sufficient letterhead paper of the Fund or its electronic letterhead template for use by BNYM in communications related to the Unclaimed Property Services.

(E)           The Fund agrees that upon any termination of the Agreement it will cause all property held in bank accounts maintained by BNYM for or on behalf of the Fund, and all property held in Fund shareholder accounts maintained by BNYM on a Fund’s behalf, to be transferred to the Fund or to a successor service provider and BNYM may condition completion of Deconversion Services on the completion of arrangements reasonably satisfactory to BNYM for such transfers.

(16)         Cost Basis Reporting.  In accordance with IRS Regulations, utilizing relevant information provided to BNYM in the ordinary course of performing the services provided for in the Agreement, report cost basis information to shareholders on an average cost basis by tax year and Shares, except when the Shareholder requests such reporting to occur on another basis permitted by the Written Procedures.

(17)         Electronic Record Retention Section (“ERR Section”).

(a)   For purposes of this ERR Section, each capitalized term below in quotation marks shall have the meaning ascribed to it:

(i)            “90-Day Date” means, with respect to Original Documentation, the date that follows by 90 days the date that Original Documentation is scanned into the BNYM System.

(ii)           “90-Day Record” means Original Documentation scanned into the BNYM System that has been held for 90 days or more pursuant to clauses (i) and (ii) of subsection (b) of this ERR Section.

(iii)          “Destruction Instructions” means instructions: (i) provided by the Fund in form and content reasonably satisfactory to BNYM, directing BNYM, automatically and without further instructions of any nature from the Fund, to instruct the Storage Contractor (as defined in subsection (b) below) to destroy Records once they become 90-Day Records; and (ii) provided by the Fund either (A) in a written instrument in form and content reasonably satisfactory to BNYM signed by an Authorized Person, or (B) in an email to an employee of BNYM specifically designated to receive Destruction Instructions from the Fund.

(iv)          “ERR Effective Date” means the date the terms of this ERR Section become applicable to the Fund.

(v)           “Nonrequired Records” means records that are not Required Records but which are retained in accordance with this ERR Section by virtue of standard operating procedures of BNYM or procedures mutually agreed to by BNYM and the Fund.

(vi)          “Original Documentation” means the original physical copy of documents, papers, correspondence, instruments and other items and materials of whatsoever nature (i) that constitute Records, and (ii) are received by BNYM by mail through the US Postal Service or by delivery to or through United Parcel Service, Federal Express or other national courier company agreed to by BNYM and the Fund.

(vii)         “Records” means, collectively, Nonrequired Records and Required Records.

(viii)        “Required Records” means records relating to the services performed by BNYM for the Funds pursuant to the Agreement required to be retained under the 1940 Act which BNYM has agreed to keep in accordance with Section 31(a) of the 1940 Act and the rules thereunder.

(ix)          “Scanned Record” means a Record after its underlying Original Documentation has been scanned into the BNYM System.

(x)           “Scan”, “scanned” and “scanning” means copying a document in a manner that captures and preserves in an electronic medium all essential features of the print and picture images on the document and the indexing, routing history, and comment data that becomes associated with the document during transaction processing by BNYM.

(b)           Original Documentation scanned by BNYM into BNYM System shall, following such scanning, (i) be retained in its original physical form by BNYM at facilities owned, leased or rented by BNYM which are within a reasonable proximity of the facilities at which the scanning occurred for a period of ten (10) days or such longer period as BNYM in its reasonable discretion shall determine appropriate (“On-Site Period”), and (ii) upon termination of the On-Site Period, shall cause the Original Documentation in its original physical form to be picked up by a third party records storage service selected by BNYM in its reasonable discretion (“Storage Contractor”) and stored at facilities of the Storage Contractor, subject to the further terms of this ERR Section. BNYM shall implement commercially reasonable measures reasonably designed to cause each Scanned Record to be a legible, true and complete copy of its corresponding Original Documentation.

(c)           Subsection (b) of this ERR Section shall not apply to Original Documentation that is returned to sender or otherwise dispatched, processed, delivered or handled in a manner other than that provided for in subsection (b) of this ERR Section due to a reasonable implementation of anti-money laundering or other regulatory, compliance or legal practices or procedures of BNYM, standard operating procedures of BNYM or any applicable procedures mutually agreed to by BNYM and the Fund (collectively, the “Applicable Procedures”). The Applicable Procedures shall apply to such Original Documentation. In addition, this ERR Section shall not apply to electronic Records created other than by the scanning of Original Documentation into the BNYM System; Applicable Procedures shall apply to such electronic Records as well.

(d)           BNYM shall maintain an electronic record retention facility (“Electronic Storage Facility”) for the Scanned Records within the BNYM System that is commercially reasonably designed to comply with Section 31(a) of 1940 Act and the rules thereunder, or successor regulations addressing electronic record retention requirements for the Scanned Records, and shall retain the Scanned Records in the Electronic Storage Facility in compliance with Section 31(a) of the 1940 Act and the rules thereunder or with such other regulation of the SEC as may be applicable to individual Scanned Records.

(e)           (1)           Following the end of each calendar month, BNYM will promptly request that the Storage Contractor provide BNYM with a list of all Original Documentation that became 90-Day Records during the month just ended.  Upon receipt of the list, BNYM will conduct such reconciliation, verification and investigation of items on the list as is reasonable and the Fund agrees to provide such assistance and information during such activities as BNYM may reasonably request.  BNYM will use commercially reasonable efforts to conclude all such reconciliation, verification and investigation activities within 30 days of the end of the relevant month, provided it receives all reasonably requested assistance and information from the Fund on a timely basis, and on the date that all reconciliation, verification and investigation activities are concluded with respect to a particular month:

(i)            if there are Destruction Instructions in effect for the Fund, BNYM will instruct the Storage Contractor to destroy all 90-Day Records not previously destroyed by the Storage Contractor; and

(ii)           if there are no Destruction Instructions in effect for the Fund, BNYM will provide the Fund with a listing of the 90-Day Records that have not previously been destroyed and upon receiving instructions from the Fund directing it to destroy some or all of such 90-Day Records promptly instruct the Storage Contractor to destroy the specified 90-Day Records.

(2)           BNYM will obtain from the Storage Contractor, and provide to the Fund, a certification of destruction applicable to 90-Day Records that have been destroyed.

(3)           The Fund acknowledges that: (i) BNYM’s contract with the company that BNYM intends to utilize as the Storage Contractor permits the Storage Contractor up to 60 days from the receipt of a destruction request from BNYM to perform the requested destruction, (ii) in the event BNYM contracts with a different company to be the Storage Contractor it will seek to include the same 60 day requirement in the contract with that new Storage Contractor but makes no representations or warranties with respect to the destruction period that it will be able to negotiate with a new Storage Contractor.  BNYM will use commercially reasonable efforts to require the Storage Contractor to destroy records within the period provided for in such agreements.

(f)            All fees and charges and out-of-pocket expenses of the Storage Contractor incurred in connection with the services described in this ERR Section shall be borne by the Fund, including without limitation transport charges, storage charges, destruction charges and certification charges, and shall be paid by the Fund upon being invoiced for same by BNYM in a manner consistent with its payment of all other amounts invoiced by BNYM. The Fund acknowledges, if for any reason, including in connection with a termination of this Agreement or a deconversion of records to another service provider, that the Fund requests that some or all of the Scanned Records be converted, transferred, copied, downloaded, printed or otherwise moved or duplicated electronically, onto paper or into any other medium in any manner, the Fund shall be responsible for the payment of all commercially reasonable BNYM fees and charges, and reimbursement of all commercially reasonable out-of-pocket expenses, invoiced by BNYM in connection with such activities.

(g)           The terms of this ERR Section shall apply only to Original Documentation scanned into the BNYM System on and after the ERR Effective Date and the Scanned Records resulting therefrom.  For clarification: provisions of the Agreement applicable to Original Documentation and record retention prior to the ERR Effective Date shall continue to apply to Original Documentation scanned into the BNYM System prior to the ERR Effective Date and electronic records resulting therefrom.

(b)           Anti-Money Laundering Program Services.  BNYM will perform one or more of the services described in subsections (1) through (6) of this Section 3(b) if requested by the Fund and the Fund agrees to pay the fees applicable to the service as set forth in the Fee Agreement (“AML Services”).

(1)           Anti-Money Laundering.

(A)          BNYM will perform actions reasonably designed to assist the Fund in complying with Section 352 of the USA PATRIOT Act, as follows:  BNYM will: (i) establish and implement written internal policies, procedures and controls reasonably designed to help prevent the Fund from being used to launder money or finance terrorist activities; (ii) provide for independent testing, by an employee who is not responsible for the operation of BNYM’s anti-money laundering (“AML”) program or by an outside party, for compliance with BNYM’s written AML policies and procedures; (iii) designate a person or persons responsible for implementing and monitoring the operation and internal controls of BNYM’s AML program; and (iv) provide ongoing training of BNYM personnel relating to the prevention of money-laundering activities.

(B)          BNYM will provide to the Fund:

(i)            a copy of BNYM’s written AML policies and procedures, or, alternatively, access to such policies and procedures at a BNYM website;

(ii)           a copy of the report prepared annually by independent accountants covering the independent accountants’ examination of BNYM’s AML controls and control objectives; and

(iii)          a summary of the AML training provided for appropriate BNYM personnel.

(C)          Without limiting or expanding subsections (A) or (B) above, the parties agree this Section 3(b)(1) relates solely to Fund compliance with Section 352 of the USA PATRIOT Act and does not relate to any other obligation the Fund may have under the USA PATRIOT Act, including without limitation Section 326 thereof.

(2)           Foreign Account Due Diligence.

(A)          To assist the Fund in complying with requirements regarding a due diligence program for “foreign financial institution” accounts in accordance with applicable regulations promulgated by U.S. Department of Treasury under Section 312 of the USA PATRIOT Act (“FFI Regulations”), BNYM will do the following:

(i)            Implement and operate a due diligence program that includes appropriate, specific, risk-based policies, procedures and controls that are reasonably designed to enable the Fund to detect and report, on an ongoing basis, any known or suspected money laundering activity conducted through or involving any correspondent account established, maintained, administered or managed by the Fund for a “foreign financial institution” (as defined in 31 CFR 1010.605(f))(“Foreign Financial Institution”);

(ii)           Conduct due diligence to identify and detect any Foreign Financial Institution accounts in connection with new accounts and account maintenance;

(iii)          Assess the money laundering risk presented by each such Foreign Financial Institution account, based on a consideration of all appropriate relevant factors (as generally outlined in 31 CFR 1010.610), and assign a risk category to each such Foreign Financial Institution account;

(iv)          Apply risk-based procedures and controls to each such Foreign Financial Institution account reasonably designed to detect and report known or suspected money laundering activity, including a periodic review of the Foreign Financial Institution account activity sufficient to determine consistency with information obtained about the type, purpose and anticipated activity of the account;

(v)           Include procedures to be followed in circumstances in which the appropriate due diligence cannot be performed with respect to a Foreign Financial Institution account;

(vi)          Adopt and operate enhanced due diligence policies for certain Foreign Financial Institution accounts in compliance with 31 CFR 1010.610(b);

(vii)         Record due diligence program and maintain due diligence records relating to Foreign Financial Institution accounts; and

(viii)        Report to the Fund about measures taken under (i)-(vii) above.

(B)          Nothing in Section 3(b)(2) shall be construed to require BNYM to perform any course of conduct that is not required for Fund compliance with the FFI Regulations.

(C)          Without limiting or expanding subsections (A) or (B) above, the parties agree this Section 3(b)(2) relates solely to Fund compliance with Section 312 of the USA PATRIOT Act and does not relate to any other obligation the Fund may have under the USA PATRIOT Act, including without limitation Section 326 thereof.

(3)           Customer Identification Program.

(A)          To assist the Fund in complying with requirements regarding a customer identification program in accordance with applicable regulations promulgated by U.S. Department of Treasury under Section 326 of the USA PATRIOT Act (“CIP Regulations”), BNYM will do the following:

(i)            Implement procedures which require that prior to establishing a new account in the Fund BNYM obtain the name, date of birth (for natural persons only), address and government-issued identification number (collectively, the “Data Elements”) for the “Customer” (defined for purposes of this Agreement as provided in 31 CFR 1024.100(c)) associated with the new account.

(ii)           Use collected Data Elements to attempt to reasonably verify the identity of each new Customer promptly before or after each corresponding new account is opened.  Methods of verification may consist of non-documentary methods (for which BNYM may use unaffiliated information vendors to assist with such verifications) and documentary methods (as permitted by 31 CFR 1024.220), and may include procedures under which BNYM personnel perform enhanced due diligence to verify the identities of Customers whose identities were not successfully verified through the non-documentary verification processes (which will typically be reliance on results obtained from an information vendor).

(iii)          Record the Data Elements and maintain records relating to verification of new Customers consistent with 31 CFR 1024.220(a)(3).

(iv)          Regularly report to the Fund about measures taken under clauses (i), (ii) and (iii) above.

(v)           If BNYM provides services by which prospective Customers may subscribe for shares in the Fund via the Internet or telephone, BNYM will work with the Fund to notify prospective Customers, consistent with 31 CFR 1024.220(a)(5), about the program conducted by the Fund in accordance with the CIP Regulations.

(B)          Nothing in Section 3(b)(3) shall be construed to require BNYM to perform any course of conduct that is not required for Fund compliance with the CIP Regulations, including by way of illustration not limitation the collection of Data Elements or verification of identity for individuals opening Fund accounts through financial intermediaries which use the facilities of the National Securities Clearing Corporation.

(4)           FinCEN Requests Under USA PATRIOT Act Section 314(a).  BNYM will provide the services set forth in this Section 3(b)(4) with respect to FinCEN Section 314(a) information requests (“Information Requests”) received by the Fund. Upon receipt by BNYM of an Information Request delivered by the Fund in full compliance with all 314(a) Procedures (as defined below), BNYM will compare appropriate information contained in the Information Request against relevant information contained in account records maintained for the Fund. Information relating to potential matches resulting from these comparisons, after review by BNYM for quality assurance purposes (“Comparison Results”), will be made available to the Fund in a timely manner. As between the Fund and BNYM, the Fund has the sole and exclusive responsibility for filing reports with FinCEN that may be appropriate based on the Comparison Results. In addition, a potential match will be analyzed by BNYM in conjunction with other relevant activity contained in records for the particular relevant account, and if, after such analysis, BNYM determines that further investigation is warranted because the activity might constitute “suspicious activity”, as that term is used for purposes of the USA PATRIOT Act, then BNYM will deliver a suspicious activity referral to the Fund and forward the potential match to BNYM Corporation’s Suspicious Activity Response Team (“SART”) which will perform the services set forth in Section 6(C). “314(a) Procedures” means the procedures adopted from time to time by BNYM governing the delivery and processing of Information Requests transmitted by BNYM’s clients to BNYM, including without limitation requirements governing the timeliness, content, completeness, format and mode of transmissions to BNYM.

(5)           U.S. Government List Matching Services.

(A)          BNYM will compare Appropriate List Matching Data (as defined in subsection (C) below) contained in BNYM databases which are maintained for the Fund pursuant to this Agreement (“Fund Data”) to “U.S. Government Lists”, which is defined to mean the following:

(i)            data promulgated in connection with the list of Specially Designated Nationals published by the Office of Foreign Asset Control of the U.S. Department of the Treasury (“OFAC”) and any other sanctions lists or programs administered by OFAC to the extent such lists or programs remain operative and applicable to the Fund (“OFAC Lists”);

(ii)           data promulgated in connection with the published Financial Action Task Force lists (“FATF Lists”);

(iii)          data promulgated in connection with determinations by the Director (the “Director”) of the Financial Crimes Enforcement Network of the U.S. Department of the Treasury that a foreign jurisdiction, institution, class of transactions, type of account or other matter is a primary money laundering concern (“PMLC Determination”); and

(iv)          data promulgated in connection with any other lists, programs or determinations (aa) which BNYM determines to be substantially similar in purpose to any of the foregoing lists, programs or determinations, or (bb) which BNYM and the Fund agree in writing to add to the service described in this subsection (A).

(B)          In the event that following a comparison of Fund Data to a U.S. Government List as described in subsection (a) BNYM determines that any Fund Data constitutes a “match” with the U.S. Government List in accordance with the criteria applicable to the particular U.S. Government List, BNYM:

(i)            will notify the Fund of such match;

(ii)           will send any other notifications required by applicable law or regulation by virtue of the match;

(iii)          if a match to an OFAC List, will to the extent required by applicable law or regulation assist the Fund in taking appropriate steps to block any transactions or attempted transactions to the extent such action may be required by applicable law or regulation;

(iv)          if a match to the FATF Lists or a PMLC Determination, will to the extent required by applicable law or regulation conduct a suspicious activity review of accounts related to the match and if suspicious activity is detected will deliver a suspicious activity referral to the Fund;

(v)           if a match to a PMLC Determination, will assist the Fund in taking the appropriate special measures imposed by the Director; and

(vi)          will assist the Fund in taking any other appropriate actions required by applicable law or regulation.

(C)          “Appropriate List Matching Data” means (A) account registration and alternate payee data, to the extent made appropriate by statutes, rules or regulations governing the U.S. Government Lists, (ii) data determined by BNYM in light of statutes, rules or regulations governing the U.S. Government Lists to be necessary to provide the services described in this Section 3(b)(5), and (iii) data the parties agree in writing to be necessary to provide the services described in this Section 3(b)(5).

(D)          BNYM may fulfill its obligations under this Section 3(b)(5) by utilizing commercially available lists that contain the data promulgated as the U.S. Government Lists, whether such lists consist of data exclusive to one U.S. Government List or of data representing a combination of several watch lists, including several U.S. Government Lists.

(6)           Suspicious Activity Report Filing Services.

(A)          BNYM as agent of the Fund will engage in a commercially reasonable monitoring of activities occurring with respect to the Fund during BNYM’s performance of transaction processing and recordkeeping services and if in the course of such monitoring it determines that any of such activities could indicate the existence of suspicious activity and that an investigation of the potential suspicious activity is warranted, then BNYM will deliver a suspicious activity referral to the Fund and forward its determination of potential suspicious activity to SART which will perform the services set forth in Section 6(C).

(B)          In conjunction with performing the services provided for in Section 3(a)(14), BNYM will review the Legal Process together with related account materials for indicia of suspicious activity and if BNYM determines, based on preliminary criteria, that the information in the Legal Process and related account materials could indicate the existence of suspicious activity and that an investigation of the potential suspicious activity is warranted, BNYM will deliver a suspicious activity referral to the Fund and forward the Legal Process with relevant additional information to SART which will perform the services set forth in Section 3(b)(6)(C).

(C)          Upon its receipt of a potential match pursuant to Section 3(b)(4), a determination of potential suspicious activity pursuant to Section 3(b)(6)(A) or a Legal Process pursuant to Section

3(b)(6)(B), SART will conduct the appropriate suspicious activity analysis and if it determines after such analysis that suspicious activity may be indicated, SART will consult with the Fund to determine jointly whether a suspicious activity report (“SAR”) should be filed on behalf of the Fund. If SART and the Fund jointly determine that a SAR should be filed, SART will prepare and file a SAR on behalf of the Fund and the following provisions shall apply:

(i)            SART will use reasonable efforts to (aa) coordinate with the Fund the filing of a SAR as required by Fund AML Laws, (bb) prepare and file the SAR as agent for a Fund and maintain documents supporting the SAR, (cc) if appropriate under regulatory guidance and procedures, file a joint SAR as agent for a Fund and any other designated financial institutions, and (dd) provide the relevant Fund with a copy of the SAR within a reasonable time after filing. To the extent permitted by Fund AML Laws, BNYM may share information related to the AML Services hereunder with its supervising parent entities and financial institutions subject to a joint SAR filing, and any other institution within its corporate organizational structure, as permitted by Fund AML Laws, FinCEN guidance and appropriate company policies and procedures.  The Fund acknowledges that SART may perform certain of BNYM’s SAR filing services.

(ii)           Each party will promptly notify the other party (as permitted by Fund AML Laws) if any further communication is received from the U.S. Department of the Treasury or any law enforcement agencies regarding the SAR. The parties will reasonably cooperate and assist each other in responding to inquiries from the U.S. Department of the Treasury or law enforcement agencies with respect to the SAR or with respect to supporting documentation for the SAR requested by any law enforcement agency.

(iii)          Unless prohibited by Fund AML Laws, each party will use reasonable efforts to consult with the appropriate personnel of the other party prior to contacting law enforcement authorities or filing a SAR.  Notwithstanding the foregoing, each party reserves the sole discretion to make any such contacts or filings without prior notification or approval of the other party.  If upon consultation, the parties disagree with a BNYM recommendation to contact law enforcement or file a SAR, either party may make a notification or file a SAR, as applicable, independently of the other party.

(iv)          In addition to any confidentiality obligations set forth in the Agreement, each party understands and acknowledges the extreme confidential nature of underlying information concerning SAR filings (“SAR Confidential Information”).  Each party agrees to hold all SAR Confidential Information in strict confidence and to share such SAR Confidential Information only with, to the extent permitted by Fund AML Laws and FinCEN guidance, (i) the other party, (ii) the Funds and any party that may be deemed to control a Fund (“control” as defined in Section 2(a)(9) of the 1940 Act), which may include the Fund’s investment adviser (collectively, “control affiliates”), (iii) each of their respective employees, attorneys and auditors on a need-to-know basis, and (iv) state, federal and local law enforcement and applicable regulators.  The Fund represents and warrants to BNYM that the Funds’ control affiliates have in place confidentiality policies and procedures and will have in place a confidentiality agreement with any other financial institution for which joint SARs may be filed that require the control affiliates and each such financial institution to maintain the confidence of SAR Confidential Information as required by Fund AML Laws.

(v)           The Fund hereby authorizes BNYM, as its agent, to share information about potentially suspicious activities involving a Fund, but not the acknowledgment or copy of any SAR filing, with other financial institutions in accordance with Section 314(b) of the USA PATRIOT Act.  As between BNYM and the Fund, the Fund will be solely responsible for the timely filing of any annual notices required by Section 314(b) to be filed by the Fund to allow BNYM to share such information.

(7)           [reserved]

(8)           BNYM agrees to permit governmental authorities with jurisdiction over the Fund to conduct examinations of the operations and records relating to the services performed by BNYM under this Section 3(b) upon reasonable advance request and during normal business hours and to furnish copies at the Fund’s cost and expense of information relevant to the services that is reasonably requested by the Fund or such authorities.

(9)           For purposes of clarification: All Written Procedures relating to the services performed by BNYM pursuant to this Section 3(b) and any information, written matters or other recorded materials relating to such services and maintained by BNYM shall constitute Confidential Information of BNYM, except to the extent, if any, such materials constitute Fund records under the Securities Laws.

(10)         The Fund is solely and exclusively responsible for determining the applicability to the Fund of the Bank Secrecy Act, the USA PATRIOT Act, regulations of FinCEN, and all other laws and regulations, as they may be constituted from time to time (“Fund AML Laws”), for complying with the Fund AML Laws, for determining the extent to which the AML Services assist the Fund in complying with the Fund AML Laws, and for furnishing any supplementation or augmentation to the AML Services it determines to be appropriate. The Fund acknowledges that BNYM has given no advice and makes no representations with respect to such matters.  Section 3(b) of the Agreement shall not be construed to impose on BNYM any obligation other than to engage in the specific course of conduct specified by the provisions therein, and in particular shall not be construed to impose any other obligation on BNYM to design, develop, implement, administer, or otherwise manage compliance activities of the Fund. The services provided pursuant to this Section 3(b) may be changed from time to time by BNYM in its reasonable sole discretion to include commercially reasonable provisions appropriate to the relevant requirements of the Fund AML Laws and the description of services contained in this Section 3(b) shall be deemed revised accordingly without written amendment pursuant to Section 16(a).  BNYM shall provide to the Fund for its review notice of the nature or content of any such changes that BNYM reasonably believes the Fund should be informed about and consult with the Fund to the extent requested by the Fund due to any responsibilities of the nature described in the first sentence of this Section 3(b)(10).

(c)           Red Flags Services.

(1)           The provisions of this Section 3(c) (the “Red Flags Section”) shall apply in the event the Fund elects to receive the “Red Flags Services”, which are hereby defined to mean the following services:

(i)            BNYM will maintain written controls reasonably designed to detect the occurrence of Red Flags (as defined below) in connection with (i) account opening and other account activities and transactions conducted directly through BNYM with respect to Direct Accounts (as defined below), and (ii) transactions effected directly through BNYM by Covered Persons (as defined below) in Covered Accounts (as defined below). Such controls, as they may be revised from time to time hereunder, are referred to herein as the “Controls”. Solely for purposes of the Red Flags Section, the capitalized terms below will have the respective meaning ascribed to each:

(A)          “Red Flag” means a pattern, practice, or specific activity or a combination of patterns, practices or specific activities which may indicate the possible existence of Identity Theft (as defined below) affecting a Registered Owner (as defined below) or a Covered Person.

(B)          “Identity Theft” means a fraud committed or attempted using the identifying information of another person without authority.

(C)          “Registered Owner” means the owner of record of a Direct Account on the books and records of the Fund maintained by BNYM as registrar of the Fund (the “Fund Registry”).

(D)          “Covered Person” means the owner of record of a Covered Account on the Fund Registry.

(E)           “Direct Account” means an Account established directly with and through BNYM as a registered account on the Fund Registry and through which the owner of record has the ability to directly conduct account and transactional activity with and through BNYM.

(F)           “Covered Account” means an Account established by a financial intermediary for another as the owner of record on the Fund Registry and through which such owner of record has the ability to conduct transactions in Fund shares directly with and through BNYM.

(G)          “Account” means (1) an account holding Fund Shares with respect to which a natural person is the owner of record, and (2) any other account holding Fund Shares with respect to which there is a reasonably foreseeable risk to the particular account owner’s customers from identity theft, including financial, operational, compliance, reputation, or litigation risks.

(ii)           BNYM will provide the Fund with a printed copy of or Internet viewing access to the Controls.

(iii)          BNYM will notify the Fund of Red Flags which it detects and reasonably determines to indicate a significant risk of Identity Theft to a Registered Owner or Covered Person (“Possible Identity Theft”) and assist the Fund in determining the appropriate response of the Fund to the Possible Identity Theft.

(iv)          BNYM will (A) engage an independent auditing firm or other similar firm of independent examiners to conduct an annual examination of the Controls and issue a report on the results of the examination (the “Examination Report”), and (B) furnish a copy of the Examination Report to the Fund; and

(v)           Upon the Fund’s reasonable request on not more than a quarterly basis, issue a certification in a form determined to be appropriate by BNYM in its reasonable discretion, certifying to BNYM’s continuing compliance with the Controls after the date of the most recent Examination Report.

(2)           The Fund agrees it is responsible for complying with and determining the applicability to the Fund of Section 615(e) of the Fair Credit Reporting Act of 1970, as amended, and regulations promulgated thereunder by the SEC or other applicable federal agency (the “Red Flags Requirements”), for determining the extent to which the Red Flags Services assist the Fund in complying with the Red Flags Requirements, and for furnishing any supplementation or augmentation to the Red Flags Services it determines to be appropriate, and that BNYM has given no advice and makes no representations with respect to such matters.  This Red Flags Section shall not be interpreted in any manner which imposes a duty on BNYM to act on behalf of the Fund or otherwise, including any duty to take any action upon the occurrence of a Red Flag, other than as expressly provided for in this Red Flags Section.  The Controls and the Red Flags Services may be changed at any time and from time to time by BNYM in its reasonable sole discretion to include commercially reasonable provisions appropriate to the Red Flags Requirements, as they may be constituted from time to time. BNYM shall provide to the Fund for its review notice of the nature or content of any such change that it reasonably believes the Fund should be informed about and consult with the Fund to the extent requested by the Fund due to any responsibilities of the nature described in the first sentence of this Section 3(c)(2).

(d)           Access To And Use Of The BNYM System.  The terms of Schedule C to this Agreement shall apply to the Fund’s access to and use of any component of the BNYM System.

4.             Confidentiality.

(a)           Each party shall keep the Confidential Information (as defined in Section 4(b) below) of the other party in confidence and will not use or disclose or allow access to or use of such Confidential Information except in connection with the activities contemplated by this Agreement or as otherwise expressly agreed in writing. Each party acknowledges that the Confidential Information of the disclosing party will remain the sole property of such party. In complying with the first sentence of this subsection (a), each party will use the same degree of care it uses to protect its own confidential information, but in no event less than a commercially reasonable degree of care.

(b)           Subject to Sections 4(c) and 4(d) below:

(1)           “Confidential Information” means:

(A)          this Agreement and its contents; all compensation agreements, arrangements, and understandings (including waivers) respecting this Agreement, disputes pertaining to the Agreement, and information about a party’s exercise of rights hereunder, performance of obligations hereunder or other conduct of a party in connection with the Agreement;

(B)          information and data of, owned by or about a disclosing party or its Affiliates, customers, or subcontractors that may be provided to the other party or become known to the other party in the course of the relationship established by this Agreement, regardless of form or content, including but not limited to:

(i)            competitively sensitive material not generally known to the public, including, but not limited to, studies, plans, reports, surveys, summaries, documentation and analyses, regardless of form;

(ii)           information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Fund or BNYM, their respective subsidiaries and Affiliates and the customers, clients and suppliers of any of them;

(iii)          scientific, technical or technological information, a design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Fund or BNYM a competitive advantage over its competitors;

(iv)          a confidential or proprietary concept, documentation, report, data, specification, computer software, source code, object code, flow chart, database, invention, know how, trade secret, whether or not patentable or copyrightable;

(v)           information related to security, disaster recovery, business continuity and any other operational plans, procedures, practices and protocols;

(vi)          anything designated as confidential; and

(vii)         to any extent not included within clause (i) or clause (ii) above, with respect to BNYM, the Proprietary Items (as defined in Schedule C), any information within the BNYM System accessed by the Fund that is not Company Data (as defined in

Schedule C) or any information provided by BNYM from within the BNYM System that is not Company Data.

(c)  Information or data that would otherwise constitute Confidential Information under subsection (b) above shall not constitute Confidential Information to the extent it:

(i)            is already known to the receiving party at the time it is obtained;

(ii)           is or becomes publicly known or available through no wrongful act of the receiving party;

(iii)          is rightfully received from a third party who, to the receiving party’s knowledge, is not under a duty of confidentiality;

(iv)          is released by the protected party to a third party without restriction; or

(v)           has been or is independently developed or obtained by the receiving party without reference to the Confidential Information provided by the protected party.

(d)           Confidential Information of a disclosing party may be used or disclosed by the receiving party in the circumstances set forth below but except for such permitted use or disclosure shall remain Confidential Information subject to all applicable terms of this Agreement:

(i)            in connection with activities contemplated by this Agreement;

(ii)           as required by law or regulation or pursuant to a court order, subpoena, order or request of a governmental or regulatory or self-regulatory authority or agency, or binding discovery request in pending litigation (provided the receiving party will provide the other party written notice of such requirement or request, to the extent such notice is permitted, and subject to proper jurisdiction, if applicable);

(iii)          in connection with inquiries, examinations, audits or other reviews by a governmental, regulatory or self-regulatory authority or agency, audits by independent auditors or accountants or requests for advice or opinions from counsel; or

(iv)          the information or data is relevant and material to any claim or cause of action between the parties or the defense of any claim or cause of action asserted against the receiving party.

(e)           Subject to the exceptions in (d), each party agrees not to publicly disseminate, broadcast or release Confidential Information of the other party or mutual Confidential Information even if such action otherwise could be construed to be permitted by other provisions of this Section 4.

(f)            The provisions of this Section 4 shall survive termination of this Agreement.

(g)           Subject at all times to BNYM’s policies, procedures and practices regarding information security, record retention and archiving and the provisions of laws, and regulations applicable to BNYM:

Upon termination of this Agreement, BNYM shall promptly return to the Fund or deliver to a successor transfer agent all Confidential Information of the Fund, including derivatives thereof or, upon the Fund’s request, destroy such data and provide a certification of destruction if requested by the Fund.  This provision shall apply to Fund data in the possession of subcontractors or agents of BNYM, if any.  If the Fund requests the return of any Fund data, BNYM shall comply as requested. If the return or destruction of Fund data is infeasible, BNYM shall promptly notify the Fund of the conditions that make such return or destruction infeasible. Upon mutual determination by the parties that return or destruction of Fund data is infeasible, BNYM shall extend the protections of this Agreement to such data and shall limit its further use or disclosure to purposes that make its return or destruction infeasible. Notwithstanding the foregoing, BNYM shall not be obligated to comply with this Section 4(g) to the extent compliance would interfere in any respect with the performance of a service hereunder.

5.             Privacy.

(a)           Each party hereto acknowledges and agrees that, subject to the reuse and re-disclosure provisions of Regulation S-P, 17 CFR Part 248.11, it shall not disclose the Investor Information of investors in the Fund obtained under this Agreement, except disclosures in connection with carrying out the services set forth in this Agreement or as otherwise permitted by law or regulation.

(b)           “Investor Information” shall mean all non-public personally identifiable information as defined by Gramm-Leach-Bliley Act of 1999 (Public Law 106-102, 113 stat. 1138) and its implementing regulations (e.g., Regulation S-P and Federal Reserve Board Regulation P, and listings, descriptions or other groupings of such information, however collected or received, including without limitation, through “cookies,” Web bugs, or non-electronic means identifiable to the Fund’s investors or prospective investors, as well as members of their households. Investor Information includes, without limitation: name, address, e-mail address, TIN or social security number, passwords, account numbers, personal financial information, personal preferences, demographic data, marketing data, data about securities transactions, credit data, or any other identification data.  To the extent necessary to perform its obligations hereunder, BNYM or its affiliates may disclose Investor Information to the Fund or its agents so long as such information is treated as Confidential Information.

(c)           BNYM agrees to implement and maintain appropriate security measures to protect “personal information”, as that term is defined in 201 CMR 17.00: Standards For The Protection Of Personal Information Of Residents Of The Commonwealth (“Massachusetts Privacy Regulation”), consistent with the Massachusetts Privacy Regulation and any applicable federal regulations.  BNYM will implement and maintain a comprehensive information security program with written policies and procedures reasonably designed to protect the confidentiality and integrity of the non-public personal information of the Fund’s current and former shareholders.  The information security program will contain administrative, technical and physical safeguards reasonably designed to: (i) ensure the security and confidentiality of such information; (ii) protect against any anticipated threats or hazards to the security or integrity of such information; (iii) protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to individuals, and (iv) ensure appropriate disposal of such information.

(d)             BNYM warrants and represents that its computer systems and information security program include each of the following security elements:

(i)            Secure user authentication protocols including control of user ids and other identifiers; secure method of assigning and selecting passwords, which may include biometrics or token devices; control of data security passwords to ensure they are kept in a secure location; restriction of access to active accounts and users only; blocking access after multiple failed attempts to gain access.

(ii)           Secure access control measures that include restriction of access to records and files to only those who need access to perform their job responsibilities; assignment of unique user ids and passwords designed to maintain the integrity of the security of the access controls.

(iii)          Encryption of all transmitted records and files containing personal information that will travel across public networks or be transmitted wirelessly.

(iv)          Reasonable monitoring of systems for unauthorized use of or access to personal information.

(v)           Encryption of all personal information stored on portable devices (including laptops).

(vi)          Maintenance of up to date firewall protection and operating systems security patches; up to date security software which includes malware protections and up to date patches and virus protection.

(vii)         Education and training of employees on the proper use and protection of personal information.

(viii)        Regularly testing of key controls, systems and procedures relating to the information security program.

(e)           BNYM will safeguard any and all passwords provided to the Fund pursuant to this Agreement and will immediately notify the Fund of any breach, unauthorized use, unauthorized access to, or improper disclosure of such passwords.  BNYM shall immediately cease use of any and all passwords and access to the Fund’s network upon completion of Services requiring such access under this Agreement or as otherwise directed by the Fund.

(f)            If BNYM requires external access to the Fund’s network, such access will utilize a virtual private network (VPN) solution that is mutually agreed upon by both Parties.  BNYM shall ensure that computers used at the remote end of the VPN will have the latest available operating system, browser, and/or application critical security patches applied to them before (and anytime thereafter) accessing the Fund’s network and systems.  BNYM will ensure that computers used at the remote end of the VPN will have current anti-malware/virus software actively protecting the remote environment.

(g)           BNYM agrees, with respect to any employee providing services hereunder, prior to such person being allowed access to any Confidential Information, or the Fund’s information systems, BNYM shall conduct a pre-employment drug screening and a background check on such employee which includes: (i) search of individual’s social security number to verify the accuracy of the individual’s identity; (ii) a criminal background search; and (iii) verification of previous employment for the prior 7 years and education. BNYM shall not assign any employee convicted of a criminal offense involving dishonesty to a position which involves accessing or using Confidential Information unless permissible under the FDIC Statement of Policy, SEC or ERISA. BNYM shall not be required to screen any individual where it is prohibited by law.

(h)           Fund data may not be stored outside the continental United States without the prior written consent of the Fund.

(i)            BNYM shall deliver to the Fund a copy of each SOC 1 (SSAE 16) Report that BNYM obtains for its transfer agency shareholder servicing operations and information systems, provided that at the time a particular SOC 1 (SSAE 16) Report is issued the Fund is obligated to pay the “Annual Compliance Fee” set forth in the Fee Agreement.

(j)            Breach of Investor Information.

(i)            BNYM or the Fund, as the case may be, shall notify the other of any unauthorized access to or use of or loss or theft of unencrypted Investor Information from its computer systems, from persons or property under its control, or due to any act or failure to act of such party, which all such cases causes, is reasonably believed to have caused or is reasonably believed to pose a significant risk of identity theft, fraud or other misuse of Investor Information or would require notification to affected individuals under applicable law or regulatory guideline (“Security Breach”) as soon as practicable, but not more than 48 hours, after conducting a reasonable inquiry into the circumstances of the incident and determining in accordance with its security breach procedures that an actual Security Breach has occurred with respect to the customers of the other party. The breaching party shall also (i) take commercially reasonable measures to prevent any further unauthorized access to or use of or loss or theft of unencrypted Investor Information on account of the Security Breach, (ii) take commercially reasonable measures to prevent a recurrence of the events or circumstances underlying the particular Security Breach, (iii) provide such information and cooperation as may be reasonably requested by law enforcement agencies and regulatory agencies having jurisdiction over the party impacted; and (iv) provide the impacted party in writing with a description of the Security Breach.

(ii)           As soon as practicable after providing notice of the Security Breach, the breached party shall make available to the other party knowledgeable personnel to answer questions, to the extent responsive information is known, regarding the identity of individuals whose Investor Information was the subject of the Security Breach, information about the Security Breach, the Investor Information involved, steps individuals should take to protect themselves from potential harm from the Security Breach, and (iv) what the breached party is doing to investigate the breach, to mitigate harm to investors, and to protect against any further breaches.

(iii)          The breached party agrees that it will not inform any third party of any Security Breach without first obtaining the other party’s prior written consent, unless the breached party is otherwise required by law to do so without first obtaining the non-breached party’s prior consent.  The parties shall work cooperatively to determine: (i) whether notice of the breach is to be provided to any individuals, regulators, law enforcement agencies, consumer reporting agencies or others as required by law or regulation; and (ii) the contents of such notice and whether credit monitoring shall be offered to affected persons.  Notwithstanding the foregoing, a breached party reserves the right, in its sole discretion, to report criminal acts relating to the use and disclosure of Investor Information to applicable government authorities and shall notify the other party as soon as practicable that such reporting has occurred unless prohibited by law, regulation or legal process.

(iv)          The parties agree to reasonably cooperate with each other at their own cost and expense in any litigation or other formal action deemed necessary by a party to protect its rights relating to the use, disclosure, protection, and maintenance of Investor Information.

(v)           BNYM shall provide the print/mail services required to notify affected persons as required by applicable law or regulation at the expense of the breached party.  The breached party will, at the request of the other party, provide credit monitoring services for one year to individuals facing reasonable risk of identity theft, fraud or misuse of his or her Investor Information as a result of the Security Breach.

(vi)          Each party acknowledges that any breach under this Section 5(d) would result in immediate and irreparable harm for which monetary damages would be inadequate.  Accordingly, either party will be entitled to equitable relief and shall not be required to post any bond or security to obtain same to remedy any threatened or actual breach of this Section by the other party, as well as such other relief as any court of competent jurisdiction deems appropriate. This provision and the obligations hereunder shall survive termination of the Agreement.

6.             Cooperation with Accountants. BNYM shall cooperate with the independent public accountants for the Fund and shall take commercially reasonable measures to furnish or to make available to such accountants information relating to this Agreement and BNYM’s performance of the obligations hereunder as requested by such accountants and necessary for the expression of their opinion.

7.             Ownership Rights. Ownership rights with respect to property utilized in connection with the parties’ use of the BNYM System shall be governed by applicable provisions of Schedule C.

8.             Disaster Recovery.  BNYM shall maintain or arrange with third parties for back-up facilities (“Back-Up Facilities”) to the primary operations and data centers used by BNYM to provide the services (“Primary Facilities”).  The Back-Up Facilities will be capable of providing the services in the event an incident to the Primary Facilities significantly interrupts the delivery of a significant service. In the event of equipment failures, BNYM shall, at no additional expense to the Fund, take reasonable steps to minimize service interruptions, including using the Back-Up Facilities where appropriate. BNYM shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided such loss or interruption is not caused by the intentional misconduct, recklessness or negligence of BNYM in the performance of its duties under this Agreement.

9.             Compensation.

(a)           (1)           As compensation for services performed by BNYM pursuant to this Agreement, the Fund will pay to BNYM such fees and charges agreed to in writing by the parties from time to time (“Fees”) in a written fee letter (the “Fee Agreement”). In addition, the Fund agrees to pay, and will be billed separately in arrears for, reasonable expenses incurred by BNYM in the performance of its duties hereunder (“Reimbursable Expenses”). To the extent the services provided hereunder are not materially affected, the Administrator and BNYM agree that the merger, consolidation, adoption, acquisition, change in control, re-structuring, or re-organization of or any other similar occurrence involving the Administrator, a Fund, or any unaffiliated fund shall not affect the fee arrangements hereunder except as agreed to in writing signed by both parties.

(2)           (A)          In the event that a Fee Renegotiation Event occurs on or prior to December 31, 2017, the parties will meet in good faith for the purpose of renegotiating the Fees. “Fee Renegotiation Event” will be deemed to occur if the Investment Companies’ aggregate assets under management reach $40 billion within the first three years of this Agreement.

(B)          In the event Section 9(a)(2)(A) becomes applicable and the parties do not execute a revised Fee Agreement within 180 days of the Fee Renegotiation Event, then the Initial Term shall be deemed to expire one year after the Fee Renegotiation Event; provided, however, that absent written notice by either party not to renew the Agreement in accordance with Section 13(b), a Renewal Term shall commence upon expiration of the Initial Term.

(b)           BNYM may establish demand deposit accounts or other accounts in its own name for the benefit of the Fund at third-party financial institutions (“Third Party Institution”), including without limitation Third Party Institutions that may be an affiliate of BNYM (“Affiliated Third Party Institutions”) or a client of BNYM, for the purpose of administering funds received by BNYM in the course of performing its services hereunder (“Service Accounts”).  BNYM may establish Service Accounts primarily or exclusively with Affiliated Third Party Institutions and retain funds primarily or exclusively in the Service Accounts at Affiliated Third Party Institutions.  BNYM and its Affiliated Third Party Institutions may derive a benefit from the funds placed on deposit with the Affiliated Third Party Institutions in Service Accounts due to the availability of the funds for use by the Affiliated Third Party Institutions in their business operations and BNYM takes that possibility of deriving benefit from such funds into consideration when determining its Fees.  As of the Effective Date, BNYM does not receive any balance credits, interest income, dividend income or other money or money-equivalent benefits (“Monetary Benefits”) with respect to Service Accounts but reserves the right to retain any Monetary Benefits related to Service Accounts that may accrue to it or be paid to it in the future as well as the right to transfer amounts between Service Accounts for cash management purposes.

(c)           In connection with BNYM’s performance of transfer agency services, the Fund acknowledges and agrees that:

(i)                BNYM in its role as transfer agent may be notified of a Fund payment obligation that BNYM as transfer agent is expected to satisfy, such as a same-day settlement obligation with the NSCC, by forwarding payment to the NSCC or other obligee but the amount required to satisfy the particular payment obligation of the Fund may exceed the amount of funds then available for transfer in the relevant Service Accounts (such excess amount is referred to herein as the “Excess Required Amount”), and all or any portion of the Excess Amount Needed if transferred by BNYM is hereinafter referred to as an “Overdraft Amount”);

(ii)               BNYM is not obligated to transfer any funds representing Overdraft Amounts and may in its sole discretion decline without liability hereunder to transfer funds representing Overdraft Amounts;

(iii)              Notwithstanding the absence of an obligation to do so, BNYM may elect to transfer funds representing Overdraft Amounts (from sources other than the Service Accounts) as a courtesy to a Fund and to maintain BNYM’s good standing with the NSCC and other participants in the financial services industry and that by electing to transfer funds representing Overdraft Amounts BNYM does not, even if it has transferred such funds as part of a regular pattern of conduct, waive any rights under this Section 9(c) or assume the obligation it has expressly disclaimed in clause (ii) above and BNYM may at any time in its sole discretion and without notice decline to continue to make such transfers;

(iv)              BNYM will make commercially reasonable efforts to take the measures provided for in written procedures mutually signed by the parties, titled “NSCC Temp Funding” or as otherwise agreed by the parties, regarding contact with the Fund Custodian and the prefunding of any reasonably foreseeable Excess Required Amount prior to transferring any funds that would represent an Overdraft Amount; and

(v)               The Fund is at all times obligated to pay to BNYM an amount of money equal to the Overdraft Amounts that have not been offset by credits posted to the relevant Service Account subsequent to the transfer of the Overdraft Amount and such amounts are payable, and shall be paid, together with such accrued interest as may be charged by BNY Mellon Bank (at a rate of interest up to Fed Funds + 200 bps), by the Fund immediately upon demand by BNYM.

(d)           BNYM shall be entitled to fees (mutually agreed to by the parties or commercially reasonable fees in the absence of such agreement) for service changes resulting from the following:

(i)            any service or course of conduct of BNYM or the Custodian provided hereunder is configured or performed to parameters set forth in Shareholder Materials;

(ii)           standards imposed by clearing corporations or other industry-wide service bureaus or organizations;

(iii)          Fund policies or laws, rules or regulations in effect on the Effective Date and due to new or amended provisions of any of the foregoing after the Effective Date;

(iv)          BNYM or the Custodian develops, implements or provides significantly modified, different, or new processes, procedures, resources or functionalities to perform such service or course of conduct or to perform a related new service or course of conduct,.

(e)           The Fund represents and warrants to BNYM that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to BNYM or to the adviser or sponsor to the Fund in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, up-front payments, signing payments or periodic payments made or to be made by BNYM to such adviser or sponsor or any affiliate of the Fund relating to the Agreement have been fully disclosed to the Board of Trustees of the Fund and that, if required by applicable law, such Board of Trustees has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.

(f)            No termination of this Agreement shall cause, and no provision of this Agreement shall be interpreted in any manner that would cause, BNYM’s right to receive payment of its fees and charges for services actually performed hereunder, and Fund’s obligation to pay such fees and charges, to be barred, limited, abridged, conditioned, reduced, abrogated, or subject to a cap or other limitation or exclusion of any nature.

(g)           Provisions of this Agreement providing for BNYM to receive commercially reasonable compensation or fees and reimbursement of expenses from the Fund for services or a course of conduct it might perform supplemental to the services expressly provided for herein or in circumstances outside the ordinary course of business shall not be diminished to any degree solely due to such compensation, fees and reimbursable expenses not being expressly provided for in the Fee Agreement.

(h)           In the event the Fund or any class, tier or other subdivision of the Fund is liquidated, ceases operations, dissolves or otherwise winds down operations (“Dissolution Event”) or effects a final distribution to shareholders (a “Final Distribution”), the Fund shall be responsible for paying to BNYM all fees and reimbursing BNYM for all reasonable expenses associated with services to be provided by BNYM in connection with the Dissolution Event or Final Distribution, whether provided pursuant to a specific request of the Fund or provided by BNYM due to industry standards or due to obligations under applicable law or regulation by virtue of the services previously performed for Fund (“Final Expenses”).  In connection with the foregoing, the Fund will (i) notify BNYM as promptly as practicable following first approval of the Dissolution Event or Final Distribution or any aspect of the Dissolution Event or Final Distribution by its Board and furnish BNYM with copies of all related materials filed with the SEC or distributed to shareholders, (ii) calculate, set aside, reserve and withhold from the Final Distribution or from any distribution subsequent to Board approval of the Dissolution Event or Final Distribution all amounts necessary to pay the Final Expenses, (iii) notify BNYM as far in advance as practicable of any deadline for submitting materials appropriate or necessary for the determination of such amounts, and (iv) provide sufficient staff or other accommodations to ensure timely payment of Final Expenses as they come due.

10.          Instructions.

(a)           BNYM will engage in conduct when so directed by a Written Instruction or an Implementing Communication if the Written Instruction or an Implementing Communication, as appropriate, complies with applicable requirements set forth in this Section 10.

(i)            Written Instructions. Notwithstanding any other provision of this Agreement: (A) unless the terms of this Agreement, Written Procedures or other written agreement between the Fund and BNYM expressly provide, in the reasonable discretion of BNYM, all requisite details and directions for it to take a specific course of conduct, BNYM may, prior to engaging in a course of conduct on a particular matter, whether the course of conduct is proposed by or otherwise originates with BNYM or is directed by the Fund in a Fund Communication, require the Fund to provide it with Written Instructions with respect to the particular conduct, and (B) BNYM may also require Written Instructions with respect to conduct specified in a Fund Communication if it reasonably determines that the Agreement, Written Procedures or other written agreement between the Fund and BNYM provides for the Fund to furnish a Written Instruction in connection with the specified conduct.

(ii)           Implementing Communications.  “Implementing Communication” means Fund Communications that are not a Written Instruction and that BNYM has determined in accordance with clause (i) above are not required in whole or in part to be the subject of a Written Instruction.

(b)           Subject to the right of BNYM to require in accordance with Section 10(a)(i) that conduct directed by a Fund Communication be provided in a Written Instruction, BNYM reserves the right to decline to act in accordance with a Fund Communication:

(i)            for a Bona Fide Reason; or

(ii)           if the Fund Communication (or contents thereof) does not constitute in all material respects, in the sole judgment of BNYM exercised reasonably, a “Standard Instruction”, which is hereby defined to mean:

(A)          an instruction received by BNYM directing a course of conduct substantially similar in all material respects to a course of conduct provided for in a Written Procedure, or

(B)          if a Written Procedure provides for a particular form of instruction to be used in connection with a matter (a “Standard Form”), an instruction received by BNYM (I) on the specified Standard Form which responds appropriately to all requirements of the specified Standard Form, or (II) in a format other than the specified Standard Form but conforming in all material respects to, and responding appropriately to all requirements of, the specified Standard Form in BNYM’s sole judgment exercised reasonably.

(c)           Notwithstanding the right reserved by BNYM in Section 10(b) to decline to engage in conduct directed by a Fund Communication that is not a Standard Instruction (such instruction being a “Non-Standard Instruction”):

(i)            BNYM will in good faith consider implementing a Non-Standard Instruction if:

(A)          BNYM in its sole judgment exercised reasonably determines sufficient time exists under the circumstances to evaluate fully and implement the requested conduct; and

(B)          the Fund makes its request in writing (including via e-mail) to a Customer Service Officer and provides all written materials, including descriptions and responses to questions, that in the reasonable judgment of BNYM are appropriate to fully evaluate the request.

(ii)           BNYM will attempt to evaluate the request with existing resources on the basis of the written materials but if at any time it determines in its sole judgment exercised reasonably that Research is required to fully evaluate the request or the development, implementation or performance of the Non-Standard Instruction, BNYM will notify the Fund of the Research required by BNYM and resume the evaluation only if (A) the Fund obtains and provides all Research required by BNYM or (B) the Fund authorizes BNYM in writing to obtain the required Research at the Fund’s cost and expense.

(iii)          BNYM may at any time after such a request is made, and before or after the written materials and, if applicable, the Research are furnished in whole or in part, decline without liability or further obligation of any nature hereunder to implement a Non-Standard Instruction:

(A)          for a Bona Fide Reason;

(B)          if it determines in its sole judgment exercised reasonably that there is insufficient time to fully evaluate and implement the requested alternative to the applicable Standard Instruction; or

(C)          if it determines in its sole judgment exercised reasonably and in good faith based on the course of discussions that it and the Fund will be unable to agree in writing to mutually satisfactory terms and conditions governing the Non-Standard Instruction.

(iv)          BNYM will act in accordance with a Non-Standard Instruction solely pursuant to the terms of a mutually agreeable written instrument executed by the Fund and BNYM with respect to the conduct constituting the Non-Standard Instruction (such written instrument is referred to herein as an “Accepted Non-Standard Instruction”). For the avoidance of doubt, such conduct is included within the conduct described in clause (b) of Section 12.

(d)           (1)           The Fund shall implement commercially reasonable measures to provide that Fund Communications delivered to BNYM are authorized, accurate and complete.  BNYM is not obligated to act, and may refrain from acting, on any “Ineligible Communication”, which is hereby defined to mean a Fund Communication that BNYM in good faith determines:

(i)            to be vague, ambiguous or incomplete;

(ii)           to contain an error that is not reasonably reconcilable;

(iii)          to have been received too late to be acted upon;

(iv)          to be incapable of being implemented due to a failure to meet applicable specifications or system requirements;

(v)           to be in conflict with a previous or contemporaneous Fund Communication; or

(vi)          to be incapable of being executed in accordance with all applicable performance standards or due to any other defect.

(2)           BNYM will as promptly as reasonable in consideration of the subject matter of the Fund Communication notify the Fund in a timely manner of its determination that a Fund Communication is an Ineligible Communication; provided, however, BNYM shall have no duty to inspect for or discover an Ineligible Communication.

(3)           BNYM may act in reliance on Fund Communications as received by it and shall have no duty to inquire into any matter regarding the Fund Communication, including without limitation the validity, authority, truthfulness, accuracy or genuineness of the Fund Communication, or to verify the identity of an individual giving the Fund Communication; provided, however, BNYM shall be obligated to verify that the name of any person executing a Written Instruction is an Authorized Person. BNYM may assume and rely on the assumption that any Fund Communication is not in any way inconsistent with the provisions of the Fund’s prospectus or organizational documents, this Agreement or any vote, resolution or proceeding of the Fund’s Board of Trustees or shareholders.

BNYM may also rely on and is authorized by the Fund to act in reliance on communications from shareholders of the Fund and from persons reasonably believed to be representatives of shareholders of the Fund with respect to all matters reasonably related to the services provided for herein other than those BNYM determine to be not in good order or which it reasonably rejects on other grounds (“Shareholder Communications”, and together with Fund Communications (excluding Fund Communications identified to the Fund as Ineligible Communications), “Service Communications”). BNYM shall notify the Fund of any such rejections in accordance with Written Procedures.

(e)           Absent Liable Conduct on the part of BNYM, BNYM shall not be liable to the Fund for any Loss of the Fund, and the Fund shall indemnify and defend BNYM in accordance with Section 12 against any Loss, directly or indirectly arising from or incurred due to or in connection with:

(i)            BNYM’s reasonable interpretation of a Service Communication;

(ii)           BNYM’s reasonable reliance on, or conduct it reasonably engages in pursuant to, a Service Communication;

(iii)          a delay in BNYM’s implementing a course of conduct contained in an Ineligible Communication;

(iv)          BNYM’s failure to engage in conduct requested by a Service Communication with respect to which it has no duty to act;

(v)           any error, omission, inaccuracy, inconsistency, misrepresentation, fraud, forgery or other defect in a Service Communication;

(vi)          any failure to receive an item intended to be a Service Communication or the delay of its actual receipt or its receipt in a form, configuration or with contents other than as transmitted;

(vii)         any interception of or unauthorized access to or use of a Service Communication or item intended to be a Service Communication prior to receipt by BNYM; or

(viii)        the invalidity or lack of truthfulness, accuracy, authority or genuineness of a Service Communication.

(f)            In addition to any other provision of this Agreement that may be applicable to a particular Instruction, BNYM may include in the writing constituting a Standard Instruction, or in a Standard Form, appropriate operational, procedural and functional terms and provisions, provisions appropriate to its agency role, and provisions appropriate in light of or imposed by applicable law or regulations, rules of the DTCC, NSCC or similar service providers or governmental, regulatory or self-regulatory authority, or Industry Standards.  In addition, in the absence of provisions in this Agreement that in the sole judgment of BNYM exercised reasonably provide sufficient authority, indemnification, limitations on liability or confidentiality and privacy protections, BNYM may require third parties purportedly authorized to act on behalf of or for the benefit of the Fund in connection activities contemplated by this Agreement, or the Fund, to execute a document containing such terms and conditions as BNYM may reasonably require prior to engaging in any course of conduct with such third parties.

(g)           While reserving its right under this Section 10 to decline to act in accordance with instructions not constituting Written Instructions, BNYM may agree to act in accordance with Oral Instructions on a particular matter, and, with respect to each acceptance of Oral Instructions, the Fund agrees that it will deliver to BNYM, for receipt by 5:00 PM (Eastern Time) on the same business day as the day the Oral Instructions were given, Written Instructions which confirm the course of conduct contained in the Oral Instructions. Under all circumstances and for all purposes of the Agreement: BNYM’s written memorialization of the Oral Instructions shall constitute the Written Instructions applicable to the particular matter; and the validity and authorization of such Written Instructions and of the conduct undertaken by BNYM and BNYM’s right to rely on such Written Instructions shall not be abridged, abrogated or adversely impacted in any manner or under any circumstances.

(h)           In the event facts, circumstances, or conditions exist or events occur, including without limitation situations contemplated by Section 10(d), and BNYM reasonably determines that it must take a course of conduct in response to such situation (including a course of action that constitutes taking no action) and must receive a Written Instruction from the Fund to direct its conduct, and BNYM so notifies two Authorized Persons of the Fund, and the Fund fails to furnish Written Instructions (“Response Failure”), BNYM will in good faith seek to determine the appropriate course of conduct in response to the circumstances and will have all rights with respect to the conduct taken in good faith in such circumstances (including a course of action that constitutes taking no action) that it would have if the conduct were specified in Written Instructions.

(i)            Any form furnished by the Fund to third parties for use in connection with the activities or services of BNYM contemplated by this Agreement that does not constitute a Standard Form or a form that is substantially equivalent in all material respects to a Standard Form (“Non-Standard Form”) shall constitute a Non-Standard Instruction subject to all terms of this Section 10 applicable to Non-Standard Instructions. BNYM may without liability hereunder decline to accept or act upon a Non-Standard Form and the Fund indemnifies and releases BNYM for and from Loss incurred in connection with reasonable conduct BNYM engages in in connection with the Non-Standard Form, including accepting or declining to accept or acting or declining to act upon a Non-Standard Form.

11.          Terms Relating to Liability.

(a)           With respect to services performed pursuant to this Agreement, BNYM shall be liable to the Fund (or any person or entity claiming through or for the Fund) for loss, cost, expense and damages, the recovery of which is not excluded by another provision of this Agreement, only to the extent caused by the intentional misconduct, reckless disregard or negligence of BNYM (“Liable Conduct”).  In the absence of a finding to the contrary, the acceptance, processing and/or negotiation of a fraudulent payment for the purchase of Shares shall be presumed not to have been Liable Conduct.

(b)           Each party’s maximum aggregate cumulative liability to the other party and all persons or entities claiming through it, considered as a whole, for all Loss, the recovery of which is permitted and not excluded by another provision of this Agreement, except Loss recoverable pursuant to Section 12(a), shall not exceed the fees actually paid or payable to BNYM by the Fund for services provided hereunder during the last 24 full calendar months immediately preceding the last Loss Date. In the event a maximum aggregate cumulative liability pursuant to this Section 11(b) must be calculated in connection with a last Loss Date occurring during the first 24 months of this Agreement, fees paid under the Prior Agreement for the portion of such 24-month period that services were provided under the Prior Agreement shall be used in such calculation.

(c)           Notwithstanding any other provision, and for all purposes, of this Agreement:

Neither party nor its Affiliates shall be liable for any Loss (including Loss caused by delays, failure, errors, interruption or loss of data) or breach hereunder occurring directly or indirectly by reason of any event or circumstance, whether foreseeable or unforeseeable, which despite the taking of commercially reasonable measures is beyond its reasonable control, including without limitation: extraordinary forces of nature and natural disasters, such as floods, hurricanes, severe storms (storms of a nature substantially equivalent to hurricanes but not meeting other criteria necessary to receive an official hurricane name), tornados, earthquakes and wildfires; national or local states of emergencies; epidemics; action or inaction of civil or military authority; war, terrorism, riots or insurrection; criminal acts; job action by organized labor; building or area evacuations; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; denial of service attacks; non-performance by third parties (other than subcontractors of BNYM for causes other than those described herein); or functions or malfunctions of the internet, firewalls, encryption systems or security devices caused by any of the foregoing (all and any of the foregoing being an “Event Beyond Reasonable Control”) .  Upon the occurrence of an Event Beyond Reasonable Control, the affected Party shall be excused from any non-performance caused by the Event Beyond Reasonable Control for so long as the Event Beyond Reasonable Control or damages caused by it exist and such party continues to use commercially reasonable efforts to attempt to perform the obligation so impacted, including invoking disaster recovery or business continuity plans when applicable.

(d)           BNYM shall not be liable for any Loss arising out of any action, omission or conduct of any prior service provider of the Fund or for any failure to discover any action, omission or conduct of any prior service provider of the Fund.

(e)           Notwithstanding any other provision of the agreement except Section 12(a) with respect to Legal Costs, in no event shall a party, its Affiliates, or any of its or their directors, officers, employees, agents or subcontractors be liable under any theory of tort, contract, strict liability or other legal or equitable theory for lost profits, for exemplary, punitive, special, incidental, indirect or consequential damages, or for any other losses which are not direct damages regardless of whether such losses were or should have been foreseeable and regardless of whether any entity has been advised of the possibility of such losses, all and each of which such loss is hereby excluded by agreement of the parties.  For purposes of clarification: no other provision of this Agreement shall be interpreted to condition, limit, modify, nullify or otherwise prevail in whole or in part over this Section 11(e).

(f)            No party or its Affiliates may assert a claim or cause of action (or, if applicable, commence an arbitration or other alternate dispute resolution proceeding) against the other party or any of its Affiliates more than 36 months after the first event or occurrence comprising the conduct or alleged conduct upon which the cause of action is based.

(g)           Each party shall have a duty to mitigate damages for which the other party may become responsible.

(h)           With respect to securities data, files, reports, information and research furnished to BNYM by third parties (not delegated duties, subcontracted or otherwise engaged by BNYM to perform the services hereunder on its behalf) and included in the BNYM System (“Securities Data”), the Fund acknowledges that BNYM makes no warranty concerning the Securities Data and BNYM disclaims all responsibility for the Securities Data, including its content, accuracy, completeness, availability or timeliness of delivery, and BNYM shall not be liable for Loss caused by Errant Securities Data (as defined below); provided, however, with respect to transaction activity communicated to BNYM by the DTCC or NSCC, BNYM will maintain commercially reasonable processes and procedures to detect and attempt to resolve rejected transactions. “Errant Securities Data” means Securities Data not being provided to BNYM with the content and at the time which is standard for the industry or which is required for or used in the performance of any service provided for in the Agreement.

(i)            If BNYM becomes aware of a matter that involves a check or draft drawn by a shareholder or a check or draft issued to a shareholder (or alternate payee) that is alleged to be fraudulently endorsed, a signature guarantee, signature validation or other guarantee or certification that is alleged to be fraudulently procured or tendered, or any other matter involving a payment instrument or system that may give rise to a claim under the Uniform Commercial Code as adopted by a particular State or Territory of the United States (“UCC”) or under a signature guarantee or other program, such as the Securities Transfer Agents Medallion Program, based on whole or in part on provisions of the UCC (“UCC Program”), BNYM will take commercially reasonable measures to investigate the matter (“UCC Matter”) and if it reasonably determines at any time due to the investigation that a shareholder or the Fund possesses a valid claim under the UCC to recover any amount from a bank or other financial institution expressly subject to the UCC, BNYM will when considered commercially reasonable under the UCC take measures to file a claim on behalf of the Fund for recovery of the relevant amount with the appropriate party under the UCC or the UCC Program (“Initial Claim”).  BNYM will inform the Fund if the claim is denied in whole or in part, if any recovery is made or if BNYM gets no response to the claim, and in the event of any recovery will consult with the Fund with respect to the depositing of the recovered amount in a Service Account, the crediting of a shareholder account or any other appropriate conduct, and will provide reasonable cooperation at the Fund’s cost and expense with any actions the Fund may subsequently elect to take to seek any further recovery.  Absent Liable Conduct in BNYM’s processing of any underlying transaction, as between the Fund and BNYM, the Fund shall be solely responsible for any amounts not recovered or not capable of being recovered in a UCC Matter, any market exposure (gain or loss) experienced by a shareholder or the Fund as a result of a UCC Matter, any fraud or similar conduct not constituting a UCC Matter or involving a forged or unauthorized drawer signature or altered instrument, and all costs and expenses of seeking any recovery in a UCC Matter other than costs associated with filing any Initial Claim. This Section 11(i) sets forth the sole responsibility of BNYM with respect to the matters addressed herein.

(j)            BNYM shall be entitled to rely on, and engage in conduct based upon, its reasonable interpretation of “Legal Authority” (which is hereby defined to mean all laws and all regulations, rules, legal process and other acts and communications of an official nature of governmental, quasi-governmental bodies, regulatory and self-regulatory bodies) and the analysis and advice of legal counsel, including such reliance and conduct in circumstances when available Legal Authority is in conflict or does not provide unambiguous precedent or guidance. BNYM may rely and act in accordance with the analysis and advice of legal counsel that is reasoned notwithstanding the existence or availability of a differing legal analysis or advice or of different interpretations. For the avoidance of doubt, such conduct is included within the conduct described in clause (b) of Section 12 and the rights described in Section 12 apply in the event the Fund requests that BNYM engage in conduct other than in accordance with BNYM’s reasonable interpretation of Legal Authority or reasoned legal analysis or legal advice and BNYM engages in such conduct.

(k)           Notwithstanding any other provision of the Agreement, no party to this Agreement shall be liable to any other party to this Agreement for any costs or expenses of any nature related to legal counsel, legal representation or legal action, including without limitation costs and expenses associated with litigation, threatened litigation and dispute resolution, court costs and costs of arbitration, discovery, experts, settlement and investigation that arise in connection with any claim, indemnification, action or demand made or sought under this Agreement between parties to this Agreement. Each party shall bear its own such costs and expenses.

(l)            This Section 11 shall survive termination of this Agreement.

12.          Indemnification.

(a)           The Fund agrees to indemnify, defend and hold harmless BNYM and its affiliates, and to indemnify, defend and hold harmless the Custodian and its affiliates in connection with services it provides pursuant to Section 3(a)(12), and the respective directors, trustees, officers, agents and employees of each, from any and all Losses related to any Claim arising directly or indirectly from: (a) conduct of the Fund, its affiliates ,their respective directors, trustees, officers, agents and employees, or the Fund’s prior or current service providers (other than BNYM)  in connection with activities contemplated by the Agreement; (b) conduct of BNYM as agent of the Fund not involving Liable Conduct in the execution of the conduct, including without limitation conduct taken by BNYM pursuant to Fund Communications, Written Procedures, Legal Authority, Section 10(h) (Response Failure), or Non-Standard Forms, and (c) a Fund Error or Errant Securities Data. BNYM shall have no liability to the Fund or any person claiming through or for the Fund for any Loss caused in whole or in part by any conduct described in the preceding sentence, except that the Fund shall not be liable for any Loss to the extent attributable to Liable Conduct of BNYM.

(b)           Subject to all applicable terms of Section 11, BNYM agrees to indemnify the Investment Company, each Fund, their affiliates and their respective directors, trustees, officers, agents and employees for any loss, cost, expense and damage for which BNYM is liable to such party under Section 11(a) due to Liable Conduct.

(c)           This Section 12 shall survive termination of this Agreement.

13.          Duration and Termination.

(a)           This Agreement shall be effective as set forth in the Background section and continue, unless validly terminated pursuant to this Section 13 prior thereto, until December 31, 2019 (the “Initial Term”).

(b)           This Agreement shall automatically renew on the final day of the Initial Term and on each anniversary of the final day of the Initial Term for an additional annual term which will continue until the next occurring anniversary of the Initial Term (each such additional term being a “Renewal Term”), unless the Funds acting collectively, on one hand, or BNYM, on the other hand, gives written notice to the other party of its intent not to renew and such notice is received by the other party prior to the expiration of, as applicable, the Initial Term or the then-current Renewal Term not less than ninety (90) days in advance of such expiration date, in the case of a notice given by the Funds, and not less than one-hundred eighty (180) days in advance of such expiration date, in the case of a notice given by BNYM (a “Non-Renewal Notice”).  In the event a party provides a Non-Renewal Notice, this Agreement shall terminate on the last day of the Initial Term or Renewal Term, as applicable, or, if later and applicable, the later of the day substantially all Services cease to be provided or the day substantially all Deconversion Services are completed. In the event of a termination by BNYM pursuant to this Section 13(b), BNYM will negotiate with the Fund in good faith to schedule a deconversion date that is reasonable under the circumstances of a termination by BNYM. In the event of early termination by BNYM except as provided under Section 13(c) or 13(f), BNYM will bear all of BNYM’s cost and expense in performing the Deconversion Services and the Trailing Services (for clarification: termination by BNYM pursuant to a Notice of Non-Renewal by BNYM does not constitute an early termination by BNYM).

(c)           If a party (BNYM or any Fund) materially breaches this Agreement (a “Defaulting Party”) the other party (on one hand, BNYM; on the other hand, the Funds acting collectively through the Investment Companies) (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party (BNYM or the defaulting Fund) (“Breach Notice”), and if such material breach shall not have been remedied within thirty (30) days after the Breach Notice is given, then the Non Defaulting Party may terminate this Agreement by giving written notice of termination to the Defaulting Party (“Breach Termination Notice”), in which case this Agreement shall terminate on the 30th day following the date the Breach Termination Notice is received by the Defaulting Party, or such later date as may be specified in the Breach Termination Notice (but not later than the last day of the Initial Term or then-current Renewal Term, as appropriate), or, if later and applicable, the later of the day substantially all Services cease to be provided (for avoidance of doubt, other than Trailing Services) or the date of the Deconversion (or final Deconversion if more than one). For clarification: a material breach of the Agreement by a Fund gives BNYM rights under this Section 13(c) to terminate the Agreement solely with respect to the Fund that committed the material breach and no other Fund.

(d)           (1)           Notwithstanding any other provision of this Agreement , if prior to the expiration of this Agreement except pursuant to Section 13(b), 13(c) or 13(f), the Fund gives notice to BNYM terminating this Agreement, or the Fund by its action or inaction causes a “Constructive Termination” to occur (hereby defined to be circumstances that make it impractical or impossible for BNYM to perform some substantial portion or all of the services as contemplated by the Agreement on the Effective Date) (individually and collectively, “Early Terminations”), the following terms shall apply:

(i)            BNYM shall, if requested by the Fund, make a commercially reasonable effort to facilitate a conversion to the Fund’s successor service provider; provided that BNYM does not guarantee that it will be able to effect a conversion on the date(s) requested by the Fund.

(ii)           Before the earlier to occur of the effective date of the Early Termination or the commencement date of any significant activities related to the conversion or transfer of Fund records and accounts to a successor service provider, the Fund shall pay to BNYM an amount equal to the product of (i) the average of the monthly fees and other charges and amounts due to BNYM under this Agreement during the last three calendar months immediately preceding the date of the notice of Early Termination (or, if not given, the date services are terminated hereunder) (excluding Reimbursable Expenses if not to be incurred), multiplied by (ii) three (3) (“Early Termination Fee”).

(iii)          The Fund expressly acknowledges and agrees that the Early Termination Fee is not a penalty but is reasonable compensation to BNYM for a termination of the Agreement before the expiration of, as appropriate, the Initial Term or the then-current Renewal Term and prior to receipt by BNYM of the compensation upon which the fees and other terms of this Agreement were based.

(iv)          If the Fund gives notice of Early Termination (or an Early Termination without such notice occurs due to a Constructive Termination) after expiration of the notice period specified in Section 13(b), the references above to “expiration of, as appropriate, the Initial Term or the then-current Renewal Term” shall be deemed to mean “expiration of the Renewal Term immediately following, as appropriate, the Initial Term or the then-current Renewal Term.”

(v)           In the event of an Early Termination that terminates all services for all Funds, this Agreement will terminate on the last to occur of the date contained in a notice of termination, the date substantially all Services cease to be provided or the day substantially all Deconversion Services are completed.

(2)           Notwithstanding any other provision of this Agreement, if any of the accounts serviced by BNYM under this Agreement, or assets in such accounts, are removed from the coverage of this Agreement, other than pursuant to shareholder transactions (for clarification: redemptions, exchanges, transfers or similar dispositions of Shares in an account occurring pursuant to instructions from a record owner or beneficial owner of the account without direction or coordination among accounts of different owners by an Investment Company, a Fund, an affiliate of either or an Affiliate of such affiliate) (“Shareholder Transactions”) or “Omnibus Conversions”, which are hereby defined to mean broker-dealer initiated consolidations and conversions of individual shareholder accounts into broker-dealer omnibus accounts, and are subsequently serviced by another service provider (including the Fund or an affiliate of the Fund) (collectively, “Removed Accounts”), the Fund will be deemed to have caused an Early Termination with respect to such Removed Accounts as of the day immediately preceding the first such removal of assets or accounts and the Fund shall pay BNYM within 30 days of such date an Early Termination Fee calculated as if the Removed Accounts constituted a “Fund” (“Removed Account Fee”).

(3)           In the event Section 13(d)(1) becomes applicable due to a termination of this Agreement by a Fund and less than all Funds terminate this Agreement, or in the event Section 13(d)(1) becomes applicable due to a termination of Services and less than all Services are terminated with respect to all Funds, or in the event Section 13(d)(2) becomes applicable due to Removed Accounts, this Agreement will remain in full force and effect with respect to all Funds and services not terminated and all non-Removed Accounts.

(e)           (1)           In connection with any termination of this Agreement or services by the Fund, whether alone or in conjunction with other Funds, the Fund shall also pay to BNYM the amounts described in clauses (A) and (B) below not later than the “Payment Date”, which is hereby defined to mean (i) the date of termination of the Agreement or service (whether such date is determined by the sending of a Non-Renewal Notice, by designation of a date in a notice of termination or due to the occurrence of a Constructive Termination), or, (ii) if either of the following, or both, should occur before such termination date, the date that either of the following first occurs: (aa) the date of cessation of a substantial portion of the services provided for in Section 3 of the Agreement, or (bb) the date that performance of significant Deconversion Services is scheduled to commence:

(A)          any Fees and Reimbursable Expenses that may be owed by the Fund pursuant to Section 9(a) for services performed by BNYM pursuant to the Agreement through and including the Payment Date (whether already invoiced, pending invoice or estimated in good faith);

(B)          the amount estimated in good faith by BNYM (“Good Faith Estimate”) for:

(I)            any services to be provided by BNYM following the Payment Date that may relate to a cessation of operations or the winding up of the affairs of the Fund or a termination of the Agreement, including by way of example and not limitation, answering general shareholder inquiries, furnishing historical shareholder account information to authorized parties, providing tax services with respect to transactions occurring before the termination such as the filing of final tax forms, maintaining a Service Account for checks not yet cleared, and compliance with record retention requirements (“Trailing Services”), at the fees set forth in the Fee Agreement or, if applicable fees are not provided for therein, at commercially reasonable rates, and

(II)          the reasonable out-of-pocket expenses expected to be incurred in performing the Trailing Services (“Reimbursable Trailing Expenses”); and

(III)        if BNYM is requested to perform any Deconversion Services (as defined below): (I) fees and charges of BNYM for such Deconversion Services at the rates set forth in the Fee Agreement or, if applicable fees are not provided for therein, fees at commercially reasonable rates, and (II) amounts to reimburse BNYM for any reasonable out-of-pocket expenses reasonably expected to be incurred in performing the Deconversion Services.  “Deconversion Services” means a Deconversion and any and all other measures taken and conduct engaged in by BNYM associated with any transfer or movement of files, records, materials or information or a conversion thereof, including but not limited to the transfer, movement or duplication of any files, records, materials or information and any conversion of such from the formats and specifications of the BNYM System to the formats and specifications of a successor service provider or as otherwise specified by the Funds. BNYM’s obligation to perform any Deconversion Services is expressly conditioned on the prior performance by the Funds, to BNYM’s reasonable satisfaction, of their obligations under Section 3(a)(12)(C)(ii).

(2)           For avoidance of doubt: to the extent BNYM performs any services pursuant to Section 3 or Schedule C of the Agreement subsequent to the Payment Date, the Fund shall pay for such services upon being invoiced for such services in accordance with the terms of the invoice.

(3)           Within 120 days following the Deconversion (or final Deconversion if more than one):

(A)          BNYM shall determine any (i) amounts payable by the Fund for services provided pursuant to Section 3 or Schedule C of the Agreement that have not been paid, (ii) amounts payable by the Fund for Trailing Services, for reimbursement of reasonable out-of-pocket expenses incurred in performing the Trailing Services, for Deconversion Services and for reimbursement of reasonable out-of-pocket expenses incurred in performing the Deconversion Services that have not been paid by the Fund, whether or not included in whole or in part in the Good Faith Estimate, and (iii) amounts paid by the Fund pursuant to Sections 13(e)(1)(B) and 13(e)(2) in excess of amounts actually owed by the Fund to BNYM for the services indicated therein; and

(B)          BNYM shall net the amounts determined in accordance with clause (A) above and notify the Fund whether BNYM owes money to the Fund or the Fund owes money to BNYM and the amount owed; and

(4)           Within 30 calendar days of the notification provided for by Section 13(e)(3)(B), BNYM will pay the Fund any amount it owes the Fund and the Fund shall pay BNYM any amount it owes BNYM.

(f)            Notwithstanding any other provision of this Agreement, BNYM may in its sole discretion, upon the happening of any of the following, terminate this Agreement immediately (and, for clarification, immediately cease providing all services hereunder) by sending notice of termination to the Fund: (i) the Fund commences as debtor any case or proceeding under any bankruptcy, insolvency or similar law, or there is commenced against the Fund any such case or proceeding; (ii) the Fund commences as debtor any case or proceeding seeking the appointment of a receiver, conservator, trustee, custodian or similar official for the Fund or any substantial part of its property or there is commenced against the Fund any such case or proceeding; (iii) the Fund makes a general assignment for the benefit of creditors; or (iv) the Fund states in any medium, written, electronic or otherwise, any public communication or in any other public manner its inability to pay debts as they come due.  BNYM may exercise its termination right under this Section 13(f) at any time after the occurrence of any of the foregoing events notwithstanding that such event may cease to be continuing prior to such exercise, and any delay in exercising this right shall not be construed as a waiver or other extinguishment of that right.  Any exercise by BNYM of its termination right under this Section 13(f) shall be without any prejudice to any other remedies or rights available to BNYM and shall not be subject to any fee or penalty, whether monetary or equitable.  Notwithstanding clause (iii) of Section 15, notice of termination under this Section 13(f) shall be considered given and effective when given, not when received.

(g)           References in this Agreement to a termination of the Agreement on or as of a particular day or date means that termination occurs at 11:59 PM on the particular day or date.

14.          Policies and Procedures.

(a)           BNYM shall perform the services provided for in this Agreement in accordance with the written policies, processes, procedures, manuals, documentation and other operational guidelines of BNYM governing the performance of the services in effect at the time the services are performed (“Standard Procedures”).  BNYM may embody in its Standard Procedures, including Standard Procedures for determining whether an instruction it receives is “in good order” (“IGO”) or is “not in good order” (“NIGO”), and act in reliance on: a reasoned course of conduct, conduct it reasonably determines to be commercially reasonable or conduct consistent with generally accepted industry practices, principles or standards (“Industry Standard”).  Likewise, when in connection with a providing a service, including IGO and NIGO determinations, BNYM is required to engage in conduct for which it does not have a Standard Procedure or Standard Procedures only partially address the facts and circumstances of a particular issue, BNYM may engage in and act in reliance on: a reasoned course of conduct, conduct it reasonably determines to be commercially reasonable or conduct consistent with Industry Standards.  In making the decisions described in the foregoing sentences BNYM may rely on such information, data, research, analysis and advice, including legal analysis and advice, as it reasonably determines appropriate under the circumstances.  For clarification: the published guidelines of the Securities Transfer Association shall constitute an Industry Standard on the subject matter addressed therein.  BNYM may revise the Standard Procedures in accordance with the provisions of this Section 14(a).

(b)           Notwithstanding any other provision of this Agreement, the following terms of this Section 14(b) shall apply in the event facts, circumstances or conditions exist or events occur, other than due to a breach by BNYM of its Standard of Care, which would require a service to be provided hereunder other than in accordance with BNYM’s Standard Procedures, or if BNYM is requested by the Fund, or a third party authorized to act for the Fund, to deviate from a Standard Procedure in connection with the performance of a service hereunder or institute a service or procedure with respect to which there is no Standard Procedure (collectively, a “Non-Standard Procedure”):

(i)           BNYM will in good faith consider implementing a Non-Standard Procedure if the Fund requests such in writing and provides all written materials, including descriptions, specifications, business requirements and responses to questions of BNYM, that in the sole judgment of BNYM exercised reasonably are appropriate to fully evaluate the request.

(ii)           BNYM will attempt to evaluate the request with existing resources on the basis of the written materials but if at any time it determines in its sole judgment exercised reasonably that Research is required to fully evaluate the request or the development, implementation or performance of the Non-Standard Procedure, BNYM will notify the Fund of the Research required and resume the evaluation only if the Fund provides all Research required by BNYM or if it authorizes BNYM in a writing reasonably satisfactory to BNYM to obtain the required Research at the Fund’s cost and expense.

(iii)          BNYM may at any time after such a request is made, and before or after the written materials and, if applicable, the Research are furnished in whole or in part, decline without liability or further obligation of any nature hereunder to implement a Non-Standard Procedure (i) for a Bona Fide Reason or (ii) if it determines in its sole judgment exercised reasonably that it and the Fund are unable to mutually agree in writing to all terms and conditions governing the development, implementation and performance of the Non-Standard Procedure, including without limitation terms and conditions regarding appropriate procedures, indemnification and payment terms.

(iv)          A Non-Standard Procedure that BNYM agrees to implement in a written instrument executed by the Fund and BNYM is referred to herein as an “Exception Procedure” and BNYM shall obligated to perform a Non-Standard Procedure only to the extent expressly provided for in an Exception Procedure. For the avoidance of doubt, conduct engaged in pursuant to an Exception Procedure is included within the conduct described in clause (b) of Section 12.

(c)           In the event that Fund requests documentation, analysis or verification in whatsoever form regarding the commercial reasonableness or industry acceptance of conduct provided for in a Standard Procedure, BNYM will cooperate to furnish such materials as it may have in its possession at the time of the request without cost to the Fund.  BNYM will obtain such additional documentation, analysis or verification as may be reasonably requested by the Fund upon the agreement of the Fund to bear all reasonable costs associated with the request, including the reasonable costs of legal or expert advice or analysis.

(d)           If in the course of acting in accordance with a Non-Standard Procedure, BNYM encounters questions, issues or uncertainty of a legal or other nature as to the appropriate course of conduct under the Non-Standard Procedure, the Fund agrees that any expenses incurred by BNYM in consulting with third parties, such as, without limitation, attorneys, auditors or accountants, to resolve the questions, issues or uncertainty shall be the responsibility of the Fund to be paid upon being invoiced by BNYM.  Prior to engaging any such third party BNYM shall advise the Fund it is doing so and the Fund shall have the option of obtaining such consulting services on its own and providing the results to BNYM.  For the avoidance of doubt, conduct engaged in pursuant to this Section 14(d) is included within the conduct described in clause (b) of Section 12.

15.          Notices.  Notices permitted or required by this Agreement shall be in writing and:

(i)            addressed as follows, unless a notice provided in accordance with this Section 15 shall specify a different address or individual:

(A)          if to BNYM, to BNY Mellon Investment Servicing (US) Inc., 301 Bellevue Parkway, Wilmington, Delaware 19809, Attention: President; with a copy to BNY Mellon Investment Servicing (US) Inc., 301 Bellevue Parkway, Wilmington, Delaware 19809, Attention: Legal Department; and

(B)          if to the Fund, at 303 Broadway, Suite 1100, Cincinnati, OH 45202, Attention: Fund Administration, with a copy to General Counsel, 400 Broadway, Cincinnati, OH 45202;

(ii)           delivered: by hand (personal delivery by an Authorized Person to addressee); private messenger, with signature of recipient; U.S. Postal Service (with return receipt or other delivery verification provided); overnight national courier service, with signature of recipient, facsimile sending device providing for automatic confirmation of receipt; and

(iii)          deemed given on the day received by the receiving party.

16.          Amendments.

(a)           This Agreement, or any term thereof, including without limitation the Schedules hereto, may be changed only by a written amendment signed by all parties to this Agreement.

(b)           Notwithstanding subsection (a) above, in the event an officer of the Investment Company or other Authorized Person requests that BNYM perform some or all of the services provided for in this Agreement for a Portfolio not listed on Schedule B, as amended, and such Portfolio accepts such services and the relevant Investment Company or Portfolio pays amounts provided for in the Fee Agreement as Fees and Reimbursable Expenses, then in the absence of an express written statement to the contrary such services are provided in accordance with the terms of this Agreement, Schedule B is deemed amended to include the particular Portfolio and the Portfolio shall be bound by the terms of this Agreement with respect to all matters addressed herein, except that BNYM may at any time thereafter terminate such deemed amendment to this Agreement, and terminate services to such Portfolio, if within 60 days of the first such acceptance of services by the Portfolio the Investment Company and BNYM do not execute an written amendment to Schedule B adding the Portfolio to this Agreement. For avoidance of doubt: in the event the operational procedures, services or other features of an added Portfolio differ significantly from the operational procedures, services or other features of Funds then on Schedule B, BNYM, the Investment Companies and such Portfolios reserve the right to negotiate terms appropriate to such additional Portfolios in their discretion which differ from the terms of this Agreement and Fee Agreement in effect at the time of negotiation.

17.          Assignment; Subcontracting.

(a)           Except as expressly provided in this Section 17, no party may assign or transfer this Agreement or assign or transfer any right or obligation hereunder without the written consent of the other party and any attempt at such assignment or transfer, or any such assignment or transfer, shall be void.  For clarification: “assign” and “transfer” as used in the foregoing sentence are intended to mean conveyances (whether by contract or operation of law) which fully and irrevocably vest in the assignee or transferee exclusively all the rights and obligations being conveyed and fully and irrevocably divest the assignor or transferor of all the rights and obligations being conveyed.  A merger, a sale of a majority or more of the assets, equity interests or voting control, or a transfer by operation of law or pursuant to court order shall be considered a “transfer” under this Section.  Notwithstanding the foregoing: To the extent appropriate under rules and regulations of the NSCC, BNYM may satisfy its obligations with respect to services involving the NSCC through an Affiliate that is a member of the NSCC by delegation or subcontracting.

(b)           Notwithstanding Section 17(a), BNYM may assign or transfer this Agreement to an Affiliate or transfer this Agreement in connection with a “Sale” (which is hereby defined to mean a sale of a majority or more of BNYM’s assets, equity interests or voting control), provided that BNYM gives the Investment Company thirty (30) days’ prior written notice of such assignment or transfer and such assignment or transfer does not impair the Investment Company’s receipt of services under this Agreement in any material respect, and the assignee or transferee agrees to be bound by all terms of this Agreement in place of BNYM. The Fund shall have the right, exercisable within one year of a Sale, to terminate this Agreement without payment of an Early Termination Fee if there should occur for a sustained period of time after the Sale a substantial documented diminution in the quality of the services provided to or on behalf of the Fund under this Agreement.

(c)           Notwithstanding Section 17(a), the Fund may assign or transfer this Agreement to an open end investment company, or to a portfolio of an open end investment company, registered under the 1940 Act in connection with the transfer of all or substantially all of the assets of the Fund to such open end investment company or a portfolio of an open end investment company provided that (i) at the time of such assignment or transfer of this Agreement and at the time of such transfer of all or substantially all of the assets of the Fund the receiving open end investment company or a portfolio of an open end investment company is not a party to a transfer agency agreement with BNYM, (ii) the Fund provides BNYM with thirty (30) days’ prior written notice of such assignment or transfer, and (iii) such assignment or transfer does not result in a material modification of the rights or obligations of BNYM.

(d)           Notwithstanding Section 17(a), BNYM may subcontract with, hire, engage or otherwise outsource to any third party with respect to the performance of any one or more of the functions, services, duties or obligations of BNYM under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall not relieve BNYM of any of its liabilities hereunder and BNYM shall require any such third party to adopt confidentiality and privacy measures that are no less protective of the Fund’s Confidential Information than those required by the provisions set forth in this Agreement, including without limitation Sections 4 and 5 herein.

18.          Facsimile Signatures; Counterparts.  This Agreement may be executed in one or more counterparts; such execution of counterparts may occur by manual signature, facsimile signature, manual signature transmitted by means of facsimile transmission or manual signature contained in an imaged document attached to an email transmission; and each such counterpart executed in accordance with the foregoing shall be deemed an original, with all such counterparts together constituting one and the same instrument. The exchange of executed copies of this Agreement or of executed signature pages to this Agreement by facsimile transmission or as an imaged document attached to an email transmission shall constitute effective execution and delivery hereof and may be used for all purposes in lieu of a manually executed copy of this Agreement.

19.          Miscellaneous.

(a)           Entire Agreement.  This Agreement, and the related Fee Agreement, embody the final, complete, exclusive and fully integrated record of the agreement of the parties on the subject matter herein and therein and supersedes all prior agreements, understandings, proposals, responses to requests for proposal, memoranda of understanding or memoranda of any other nature, terms sheets, letters of intent and communications of any other nature relating to such subject matter.

(b)           Non-Solicitation. During the effectiveness of this Agreement and for one year thereafter, the a party shall not, directly or indirectly, knowingly solicit or recruit for employment or hire, or make a recommendation, or referral or otherwise knowingly assist or facilitate the solicitation or recruitment of any employee of the other party, for employment by the soliciting party. To “knowingly” solicit, recruit, hire, assist or facilitate, within the meaning of this provision, does not include, and therefore does not prohibit, solicitation, recruitment or hiring of a employee by another entity if the employee was identified solely as a result of the employee’s response to a general advertisement in a publication of trade or industry interest or other similar general solicitation.

(c)           Changes That Materially Affect Obligations.  The Fund agrees to provide BNYM with at least 30 days advance written notice of any new or modified feature, policy, operation, parameter or other aspect of the Fund’s business that could impact BNYM’s provision of the services by requiring revised or new conduct, including without limitation revisions or additions to, or new, Shareholder Materials (“Company Standards”). To the extent that any service or course of conduct of BNYM provided hereunder is configured or performed as it is at a particular time in whole or in part due to Company Standards, standards imposed by clearing corporations or other industry-wide service bureaus or organizations, or laws, rules, regulations, orders or legal process in effect at such time (“Service Requirements”) and BNYM’s performance of a service or a course of conduct related thereto in compliance with any new or amended Service Requirement requires BNYM to develop, implement or provide a new or modified service, process, procedure, resource or functionality (“New Service”), BNYM shall be obligated to develop and perform a New Service only in accordance with a written amendment to this Agreement entered into in its discretion. In the event BNYM implements a New Service for the Fund that it may not be obligated to the Fund to perform in accordance with the foregoing sentence but that it develops and implements for clients generally due to a new or revised Service Requirement, BNYM is entitled to commercially reasonable fees and reimbursement of reasonable expenses for such development, implementation and performance, or as otherwise mutually agreed by the parties.

(d)           Captions.  The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

(e)           Requested Information and Documentation. The Fund will provide in a timely manner such information and documentation as BNYM may reasonably request in connection with providing services under this Agreement and BNYM will not be liable for any Loss incurred by the Fund due to a failure or delay in providing such information or documentation.

(f)            Governing Law. This Agreement shall be deemed to be a contract made in Delaware and governed by Delaware law, without regard to its principles of conflicts of law that would apply the law of another jurisdiction. This Agreement will not be governed by the United Nations Convention on Contracts for the International Sale of Goods. The Uniform Computer Information Transaction Act drafted by the National Conference Of Commissioners On Uniform State Laws, or a version thereof, or any law based on or similar to such Act (“UCITA”), if and as adopted by the jurisdiction whose laws govern with respect to this Agreement in any form, shall not apply to this Agreement or the activities contemplated hereby. To the extent UCITA is applicable notwithstanding the foregoing, the parties agree to opt out of the applicability of UCITA pursuant to the “opt out” provisions contained therein. The parties hereby waive any right they may have to trial by jury in any action or proceeding involving, directly or indirectly, any matter in any way arising out of, related to, or connected with, this Agreement.

(g)           Partial Invalidity. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder of this Agreement shall not be affected thereby.

(h)           Parties in Interest. This Agreement is binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. Except with respect to those certain provisions providing for rights of the Custodian or obligations of the Fund with respect to the Custodian, and those certain provisions benefitting affiliates of the parties, this Agreement is not for the benefit of any other person or entity and (ii) there shall be no third-party beneficiaries.

(i)            No Representations or Warranties. Except as expressly provided in this Agreement, BNYM hereby disclaims all representations and warranties, express or implied, made to the Fund or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or any goods provided incidental to services provided under this Agreement. BNYM disclaims any warranty of title or non-infringement except as expressly set forth in this Agreement.

(j)            Customer Identification Program Notice. To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of BNYM’s affiliates are financial institutions, and BNYM may, as a matter of policy, request (or may have already requested) the name, address and taxpayer identification number or other government-issued identification number of the Fund or others, and, if such other is a natural person, that person’s date of birth. BNYM may also ask (and may have already asked) for additional identifying information, and BNYM may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.

(k)           Use of “Fund”.  In the event “Fund” as used in this Agreement refers to Portfolios listed on Schedule B, notwithstanding such use, the Investment Company bears to the extent permitted by law all responsibilities, obligations, liabilities, and duties of all such Portfolios to the extent not performed by such Portfolios.

(l)            Additional Fund Adoption.  Notwithstanding anything in this Agreement to the contrary, if BNYM is requested orally or in writing to furnish any service provided for in this Agreement to any investment company that is not a party to this Agreement or any class, tier, portfolio, series or other subdivision of an investment company that is not party to this Agreement (“Additional Fund”) by any representative of a Fund who BNYM reasonably believes also to be a representative of the Additional Fund, and BNYM provides such service to such Additional Fund, then, from the date BNYM commences providing such service, such Additional Fund shall be deemed a party to and bound by the terms and conditions of this Agreement with respect to all matters addressed herein even in the absence of a writing by such Additional Fund agreeing to be so bound by this Agreement and Schedule B shall be deemed amended to include the Additional Fund.

(m)          Requests to Transfer Information to Third Parties.  In the event that the Fund, other than pursuant to a Standard Procedure, whether by Written Instructions, Fund Communications or otherwise, requests or instructs BNYM to send, deliver, mail, transmit or otherwise transfer to a third party which is not a subcontractor of BNYM and which is not the DTCC, NSCC or other SEC-registered clearing corporation, or to make available to such a third party for retrieval from within the BNYM System, any information in the BNYM System:  BNYM may decline to provide the information requested on the terms contained in the request due to legal or regulatory concerns, transmission specifications not supported by BNYM, or other good faith or bona fide business reasons, but will in good faith discuss the request and attempt to accommodate the Fund with respect to the request, and BNYM will not be obligated to act on any such request unless it agrees in writing to the terms of the information transfer.  In the event BNYM so agrees in writing to transfer information or make it available within the BNYM System: the Fund shall pay a commercially reasonable fee for such activities upon being invoiced for same by BNYM; BNYM shall have no liability or duty with respect to such information after it releases the information or makes it available within the BNYM System, as the case may be, provided BNYM does not commit Liable Conduct when executing the express instructions of the written information transfer request; BNYM shall be entitled to the indemnification provided for in Section 12(b) in connection with the activities contemplated by any such written information transfer request, including for the avoidance of doubt third party claims; and BNYM may conclusively presume without a duty of independent verification that the Fund has received all applicable third party authorizations.

(n)           Service Indemnifications; Survival.  Any indemnification provided to BNYM by the Fund in connection with any service provided under the Agreement, including by way of illustration and not limitation, indemnifications provided in connection with an Accepted Non-Standard Instruction and indemnifications contained in any agreements regarding an Exception Procedure (“Service Indemnifications”), shall survive any termination of this Agreement. In addition, Sections 4, 5, 7, 10(d), (e), (g) - (i), 11, 12, 19(e), (i), (m), (n) and (s) and provisions necessary to the interpretation of such Sections and any Service Indemnifications and the enforcement of rights conferred by any of the foregoing shall survive any termination of this Agreement.  In the event the Board of the Fund authorizes a liquidation of the Fund or termination of the Agreement, BNYM may require as a condition of any services provided in connection with such liquidation or termination that the Fund make provisions reasonably satisfactory to BNYM for the satisfaction of contingent liabilities outstanding at the time of the liquidation or termination.

(o)           Compliance with Law. Each of BNYM and the Fund agrees to comply in all material respects with the respective laws, rules, regulations and legal process applicable to the operation of its business.  For clarification: With respect to BNYM, the foregoing requires compliance with laws, rules, regulations and legal process applicable to BNYM directly, not derivatively by virtue of providing services to the Fund.  The Fund agrees that BNYM is not obligated to assist the Fund with, or bring the Fund into, compliance with laws, rules, regulations and legal process applicable to the Fund, except where BNYM has expressly agreed to assume such an obligation hereunder and then it is obligated only to perform strictly in accordance with the express terms of the assumed obligation.

(p)           Further Actions.  Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

(q)           Enterprise Nature of Services.  Notwithstanding any other provision of this Agreement, in furnishing the services provided for in this Agreement or any component or segment of such services BNYM may utilize any combination of its own employees, facilities, equipment, systems and other resources and the employees, facilities, equipment, systems and other resources of its Affiliates, including employees, facilities, equipment, systems and other resources shared by BNYM and its Affiliates, and BNYM may satisfy its obligations under this Agreement directly or through Affiliates.  References to employees, facilities, equipment, systems or other resources of BNYM in this Agreement shall mean employees, facilities, equipment, systems or other resources of BNYM and its Affiliates considered collectively.  Notwithstanding the foregoing, nothing in this Section 19(q) shall have the effect of transferring any obligation of BNYM to any other entity, including Affiliates.

(r)            Centralized Functions.  The Bank of New York Mellon Corporation is a global financial organization that includes BNYM and provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Mellon Group”).  The BNY Mellon Group may centralize functions including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates, subsidiaries and third-party service providers subject to confidentiality obligations comparable to those provided for herein (“third party service providers”).  Solely in connection with the Centralized Functions: (i) the Fund consents to the disclosure of and authorizes BNYM to disclose information regarding the Fund to the BNY Mellon Group and to its third-party service providers, and (ii) BNYM may store the names and business addresses of the Fund’s employees on the systems or in the records of the BNY Mellon Group or its third party service providers.

(s)            No Interpretation Against A Party. All parties to the Agreement have had access to and use of legal counsel to the extent each has deemed sufficient and hereby irrevocably and unconditionally waive any claim or defense that this Agreement, or any provision of this Agreement, should be interpreted or construed against a party solely on the basis that the particular party drafted or was responsible for the drafting of the Agreement or a particular provision.

(t)            Funds Added After Effective Date.  Each Fund that becomes a party to this Agreement pursuant to Section 16(b) or 20(l) agrees to be bound by all terms of this Agreement as if an original signatory hereto and, in addition, each Custody Client that becomes a party to this Agreement after the Effective Date further agrees to be bound by Appendix D as if an original signatory thereto.

(u)           Termination of Prior Agreement.  The Prior Agreement will terminate and be superseded in its entirety by this Agreement as of 12:00:01 AM on the Service Effective Date; provided, however, the rights and liabilities of the parties as of the period prior to the Service Effective Date shall be determined in accordance with terms of the Prior Agreement that survive the termination of that Agreement.

[Remainder Of Page Intentionally Blank - Signatures Appear On Following Page]

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Transfer Agency And Shareholder Services Agreement to be executed as of the day and year first above written.

BNY Mellon Investment Servicing (US) Inc.	Touchstone Strategic Trust
Touchstone Tax-Free Trust
Touchstone Investment Trust
By:	Touchstone Institutional Funds Trust
Touchstone Variable Series Trust
Name:	Touchstone Funds Group Trust

Title:	On behalf of each Investment Company and each Portfolio of an Investment Company listed on Schedule B, each in its individual and separate capacity

By:

Name:

Title:

SCHEDULE A

Definitions

As used in this Agreement:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“1940 Act” means the Investment Company Act of 1940, as amended.

“Affiliate” means an entity controlled by, controlling or under common control with the subject entity, with “control” for this purpose defined to mean direct or beneficial ownership of 50% or more of the equity interests of an entity and possession of the power to elect 50% or more of the entity’s directors, trustees or similar persons performing policy-making functions.

“Authorized Person” means (i) with respect to the Fund, each individual identified to BNYM as an Authorized Person on the properly completed version of Schedule D most recently provided to BNYM, and (ii) with respect to BNYM, employees designated in writing as authorized to receive facsimile transmissions or emails, or both, as Written Instructions (as provided in the definition of Written Instructions).  Any limitation on the authority of an Authorized Person of the Fund to give Instructions must be expressly set forth in a written document signed by both parties.

“BNY Mellon Bank” means The Bank of New York Mellon, a New York chartered commercial bank and affiliate of BNYM, and its lawful successors and assigns.

“BNYM Trust” means BNY Mellon Investment Servicing Trust Company, an affiliate of BNYM, and its lawful successors and assigns.

“Bona Fide Reason” means a bona fide legal, commercial or business reason including by way of example and not limitation the following:

(i)            the course of conduct is not consistent or compliant with, is in conflict with, or requires a deviation from an Industry Standard or a Written Procedure;

(ii)           the course of conduct is not reasonably necessary or appropriate to or consistent with the services contemplated by this Agreement or constitutes a change to a service;

(iii)          the course of conduct is in conflict or inconsistent with or violates a law, rule, regulation, or order or legal process of any nature;

(iv)          the course of conduct is in conflict or inconsistent with or will violate a provision of this Agreement or constitutes a unilateral amendment of the Agreement;

(v)           the course of conduct imposes on BNYM a risk, cost, liability or obligation not contemplated by this Agreement with potentially adverse consequences to BNYM incurred from sources external to BNYM, including without limitation, for illustration and not limitation: sanction, criticism, fines, penalties, examination comments or special examination of a governmental, regulatory or self-regulatory authority; civil, criminal or regulatory action; a loss or downgrading of membership, participation or access rights or privileges in or to organizations providing common services to the financial services industry; or significant reputational harm.

(vi)          the course of conduct imposes on BNYM a risk, cost, liability or obligation not contemplated by this Agreement related to internal matters, such as, without limitation: imposes costs and expenses on BNYM that are not adequately recovered by payments the Fund indicates it is willing to pay and BNYM reasonably anticipates disputes over invoices; contemplates higher or additional performance standards; adds gain/loss, operational, strategic, compliance or credit risk; requires performance of a course of conduct customarily performed pursuant to a separate service or fee agreement; requires more than an incidental increase in the resources required to provide services to the Fund; or is reasonably likely to result in a diversion of resources or disruption in established work flows, course of operations or functioning of controls;

(vii)         the course of conduct requires technology, personnel with technological expertise, a technology service or product or another resource that is not available on a commercially reasonable basis or constitutes a service or function that is not closely related to services commonly performed by organizations acting as transfer agents, registrars, dividend disbursing agents and shareholder servicing agents to SEC-registered open-end investment companies; or

(viii)        BNYM lacks sufficient information, analysis or legal advice to determine that the conditions in clauses (iii) or (v) do not exist and the Funds and BNYM fail to reach agreement on a reasonable method of paying any expense of obtaining such information.

“Claim” means any claim, demand, suit, action, obligation, liability, suit, controversy, breach, proceeding or allegation of any nature, including any threat of any of the foregoing (including but not limited to those arising out of or related to this Agreement) and regardless of the form of action or legal theory or forum.

“Code” means: (i) when reference is made to a specific Section of the “Code” - the Internal Revenue Code of 1986, as amended, otherwise (ii) the Internal Revenue Code of 1986, as amended, and the regulations promulgated by the IRS under the Internal Revenue Code of 1986, as amended, and the revenue rulings, revenue procedures, technical advice memorandums, notices and announcements published by the IRS with respect to the Internal Revenue Code of 1986, as amended.

“conduct” or “course of conduct” means a single act, two or more acts, a single instance of an action not being taken or of forbearance given, two or more instances of an action not being taken or of forbearance given, or any combination of the foregoing.

“Deconversion” means the completion of the transfer of Fund data, information and records from the production database and production environment of the Fund in the BNYM System to the production database and production environment of the Fund in the computer system of a successor transfer agency services provider with the intention that on the next occurring business day such successor service provider will perform transfer agency services for the Fund utilizing such transferred data, information and records.

“Dedicated Personnel” means individuals employed by or under contract with BNYM whose primary duty is providing services to or on behalf of the Fund.

“DTCC” means the Depository Trust Clearing Corporation, and its successors and assigns.

“External Research” means consultation with and the written opinions, analysis, research or other work product of third party technical specialists, legal counsel or other advisors, consultants or professionals.

“FinCEN” means the Financial Crimes Enforcement Network of the U.S. Department of the Treasury.

“Fund Communication” means any Instruction, direction, notice, instrument, data, file or other information or communication of whatsoever nature BNYM receives, or reasonably believes it received, from the Fund through a communications media of any nature, including without limitation communications media currently existing, such as telephone, facsimile transmission, telegraph, telegram, US Postal Service, personal delivery, private courier, commercial courier, electronic mail (email), private messaging systems, or messaging systems constituting part of an industry utility (such as the NSCC) service, and communications media that may be developed in the future.

“Fund Error” means the Fund or a third party acting on behalf of the Fund or conveying Fund data or information committing an error, furnishing inaccurate, incorrect or incomplete data or information to BNYM or the Custodian or by other act or omission requiring Remediation Services.

“Fund Shares” (see “Shares”)

“in good order” means in accordance with all applicable requirements set forth in the Written Procedures, including receipt of any required supporting documentation.

“Instructions” means Oral Instructions and Written Instructions considered collectively or individually.

“Intellectual Property Rights” means copyright, patent, trade secret, trademark and any other proprietary or intellectual property rights.

“Internal Research” means consultation with and the written opinions, analysis, research or other work product of (i) individuals employed by or under contract with BNYM who are not Dedicated Personnel, and (ii) individuals who are Dedicated Personnel but the consultation or opinions, analysis, research or other work product is not incidental to the services performed by such individual for the Fund.

“IRS” means the Internal Revenue Service of the U.S. Department of the Treasury.

“Legal Costs” means mean all reasonable costs of litigation or threatened litigation such as but not limited to court costs, costs of counsel, discovery, experts, settlement and investigation.

“Loss” and “Losses” means any one, or any series of related, losses, costs, damages, expenses, awards, judgments, assessments, fines, penalties, payments, reimbursements, adverse consequences, liabilities or obligations of any nature, including without limitation any of the foregoing arising out of any Claim and all reasonable costs of litigation or threatened litigation such as but not limited to court costs, costs of counsel, discovery, experts, settlement and investigation.

“Loss Date” means the date of occurrence of the event or circumstance causing a particular Loss, or the date of occurrence of the first event or circumstance in a series of events or circumstances causing a particular Loss.

“NSCC” means the National Securities Clearing Corporation, and its successors and assigns.

“Oral Instruction” means an instruction (i) given to BNYM by voice in person, or in a person-to-person conversation over a telephone connection, by an Authorized Person of the Fund (or by a person reasonably believed by BNYM to be an Authorized Person of the Fund). BNYM may, in its sole discretion in each separate instance, consider and rely upon an instruction it receives from an Authorized Person via electronic mail as an Oral Instruction (unless the electronic mail satisfies the criteria, in the definition of Written Instruction, to constitute a Written Instruction, in which case it will constitute a Written Instruction).

“Portfolio” means each separate subdivision of the Investment Company, whether characterized or structured as a portfolio, tier, series or otherwise, but excludes classes unless for purposes of Sections 18(f)(1) and 18(f)(2) of the 1940 Act and Rules 18f-2 and 18f-3 promulgated by the SEC under the 1940 Act the class must be provided with rights and liabilities separate and distinct from all other subdivisions of a Fund.

“Remediation Services” means the additional services required to be provided hereunder by BNYM or the Custodian in connection with a Fund Error in order to correct, remediate, adjust, reprocess, repeat, reverse or otherwise modify conduct previously taken in accordance with the Agreement to achieve the outcome originally intended by the previous conduct.

“Research” means either or both of External Research and Internal Research.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Laws” means the 1933 Act, the 1934 Act and the 1940 Act.

“Service Effective Date” means January 1, 2015.

“Services” means the services described in Section 3 and Schedule C of the Agreement.

“Shareholder Materials” means the Fund’s prospectus, statement of additional information and any other materials relating to the Fund provided to Fund shareholders by the Fund.

“Shares” or “Fund Shares” means the shares or other units of beneficial interest of each Fund.

“UPL Property” means property beneficially owned by a person or entity other than the Fund and held in a bank account maintained by BNYM for or on behalf of the Fund which is (i) subject to reporting or escheat under an Unclaimed Property Law, (ii) of a nature or type or classification reasonably related to the services performed by BNYM under this Agreement (such as cash amounts representing non-negotiated dividend checks and shares in abandoned shareholder accounts), and (iii) under the control of BNYM.

“Written Instruction” means:

(1)           a written instruction (i) which is a Standard Instruction, or if not a Standard Instruction, then an Accepted Non-Standard Instruction, (ii) which is signed by an Authorized Person of the Fund (or a person reasonably believed by BNYM to be an Authorized Person of the Fund), (iii) which is agreed to in writing by BNYM on the instrument containing the written instructions, if such signature is required by BNYM as part of a Standard Form, (iv) which is addressed to and received by BNYM, and (iv) which is delivered by (A) hand (personally by the signing Authorized Person or by a third party providing confirmation of receipt), (B) private messenger, U.S. Postal Service or overnight national courier which provides confirmation of receipt with respect to the particular delivery signed by the receiving party, or (C) facsimile sending device which provides automatic confirmation of the standard details of receipt if the facsimile transmission is sent to an Authorized Person of BNYM or to the Relationship Manager or Customer Service Officer of BNYM;

(2)           trade instructions transmitted to and received by BNYM by means of an electronic transaction reporting system which requires use of a password or other authorized identifier in order to gain access; and

(3)           electronic mail or “email” sent by an Authorized Person of the Fund to, and acknowledged by, an Authorized Person of BNYM.

“Written Procedures” means, collectively, Standard Procedures and Exception Procedures.

INDEX OF DEFINED TERMS

(includes defined terms through Schedule A; excludes terms defined in Schedule C solely for Schedule C)

Term	Location
1933 Act	Schedule A
1934 Act	Schedule A
1940 Act	Schedule A
19(a) Statement	§ 3(a)(4)
314(a) Procedures	§ 3(b)(4)
Accepted Non-Standard Instruction	§ 10(c)(iv)
Account	§ 3(c)(1)(i)(G)
Additional Fund	§ 19(l)
Affiliate	Schedule A
Affiliated Third Party Institutions	§ 9(b)
Agreement	Preamble
AML	§ 3(b)(l)(A)
AML Services	§ 3(b)
Appropriate List Matching Data	§ 3(b)(5)(C)
Authorized Person	Schedule A
Available Documents	§ 3(a)(6)(B)
Back-Up Facilities	§ 8
BNYM	Preamble
BNYM Account Documentation	§ 3(a)(12)(C)(iii)(bb)
BNY Mellon Bank	Schedule A
BNY Mellon Group	§ 19(r)
BNYM System	§ 3(d)
BNYM Trust	Schedule A
Bona Fide Reason	Schedule A
Breach Notice	§ 13(c)
Breach Termination Notice	§ 13(c)
Centralized Functions	§ 19(r)
Change in Control	§ 13(d)(1)(iv)
CIP Regulations	§ 3(b)(3)(A)
Claim	Schedule A
Code	Schedule A
Company Standards	§ 19(c)
Comparison Results	§ 3(b)(4)
Compliance Failures	§ 3(a)(15)(B)
conduct	Schedule A
Confidential Information	§ 4(b)(1)
Constructive Termination	§ 13(d)(1)
control affiliates	§ 3(b)(6)(C)(iv)
Controls	§ 3(c)(1)(i)
course of conduct	Schedule A
Covered Account	§ 3(c)(1)(i)(F)
Covered Person	§ 3(c)(1)(i)(D)
Custodian	§ 3(a)(12)(C)
Custodied Account	§ 3(a)(12)(A)(iii)
Customer	§ 3(b)(3)(A)(i)
Data Elements	§ 3(b)(3)(A)(i)
Deconversion	Schedule A
Deconversion Services	§ 13(e)(1)(B)(III)
Dedicated Personnel	Schedule A
Defaulting Party	§ 13(c)
Direct Account	§ 3(c)(1)(i)(E)
Direct Account Number	§ 9(a)(2)(A)

Director	§ 3(b)(5)(A)(iii)
Dissolution Event	§ 9(g)
DTCC	Schedule A
Early Termination	§ 13(d)(1)
Early Termination Fee	§ 13(d)(1)(ii)
Effective Date	Preamble
Eligible Assets	§ 3(a)(12)(A)(i)
Eligible Property	§ 3(a)(15)(A)(i)
Errant Securities Data	§ 9(h)
Event Beyond Reasonable Control	§ 11(c)
Examination Report	§ 3(c)(1)(iv)
Exception Procedure	§ 14(b)(iii)
Excess Required Amount	§ 9(c)(i)
External Research	Schedule A
FATF Lists	§ 3(b)(5)(A)(ii)
Fee Agreement	§ 9(a)(1)
Fees	§ 9(a)(1)
Fee Renegotiation Event	§ 9(a)(2)(A)
FFI Regulations	§ 3(b)(2)(A)
Final Distribution	§ 9(g)
Final Expenses	§ 9(g)
FinCEN	Schedule A
Foreign Financial Institution	§ 3(b)(2)(A)(i)
Fund	Background
Fund AML Laws	§ 3(b)(10)
Fund Communication	Schedule A
Fund Custodian	§ 3(a)(1)(xiii)
Fund Data	§ 3(b)(5)(A)
Fund Error	Schedule A
Fund Registry	§ 3(c)(1)(i)(C)
Fund Shares	Schedule A
Good Faith Estimate	§ 13(e)(1)(B)
Identity Theft	§ 3(c)(1)(i)(B)
IGO	§ 14(a)
Implementing Communication	§ 10(a)(ii)
Ineligible Communication	§ 10(d)(1)
Identification Data	§ 3(a)(15)(C)
Industry Standard	§ 14(a)
Information Requests	§ 3(b)(4)
in good order	Schedule A
Initial Claim	§ 11(i)
Initial Term	§ 13(a)
Instructions	Schedule A
Intellectual Property Rights	Schedule A
Internal Research	Schedule A
Investment Company	Preamble
Investor Information	§ 5(b)
IRS	Schedule A
Legal Authority	§ 11(j)
Legal Costs	Schedule A
Legal Process Item	§ 3(a)(14)

Liable Conduct	§ 11(a)
Loss, Losses	Schedule A
Loss Date	Schedule A
Lost Shareholder Rule	§ 3(a)(11)(A)
Massachusetts Privacy Regulation	§ 5
Material Event	§ 3(a)(12)(C)(i)
Measurement Period	§ 9(a)(2)(A)
Monetary Benefits	§ 9(b)
New Service	§ 19(c)
NIGO	§ 14(a)
Non-Defaulting Party	§ 13(c)
Non-Renewal Notice	§ 13(b)
Non-Standard Form	§ 10(i)
Non-Standard Instruction	§ 10(c)
Non-Standard Procedures	§ 14(b)
NSCC	Schedule A
OFAC	§ 3(b)(5)(A)(i)
OFAC Lists	§ 3(b)(5)(A)(i)
Omnibus Conversions	§ 13(d)(2)
Oral Instruction	Schedule A
Overdraft Amount	§ 9(c)(i)
Participant	§ 3(a)(12)(A)(ii)
Payment Date	§ 13(e)(1)
PMLC Determination	§ 3(b)(5)(A)(iii)
Portfolio	Schedule A
Possible Identity Theft	§ 3(c)(1)(iii)
Primary Facilities	§ 8
Prior Agreement	Background
Red Flag	§ 3(c)(1)(i)(A)
Red Flags Requirements	§ 3(c)(2)
Red Flags Section	§ 3(c)(1)
Red Flags Services	§ 3(c)(1)
Registered Owner	§ 3(c)(1)(i)(C)
Reimbursable Expenses	§ 9(a)(1)
Reimbursable Trailing Expenses	§ 13(e)(1)(B)(II)
Related Custodian Materials	§ 3(a)(12)(C)(v)
Related Parties	§ 3(a)(12)(C)(iii)(bb)
Remediation Services	Schedule A
Removed Accounts	§ 13(d)(2)
Removed Account Fee	§ 13(d)(2)
Renewal Term	§ 13(b)
Research	Schedule A
Response Failure	§ 10(h)
SAR	§ 3(b)(6)(C)
SAR Confidential Information	§ 3(b)(6)(C)(iv)
SART	§ 3(b)(4)
SEC	Schedule A
Securities Data	§ 11(h)
Securities Laws	Schedule A
Security Breach	§ 5(d)(i)
Services	Schedule A

Service Accounts	§ 9(b)
Service Communications	§ 10(d)(2)
Service Effective Date	Schedule A
Service End Date	§ 13(e)(1)
Service Indemnifications	§ 19(n)
Shareholder Materials	Schedule A
Shareholder Communications	§ 10(d)(2)
Shareholder Transactions	§ 13(d)(2)
Shares	Schedule A
Standard Form	§ 10(b)(ii)(B)
Standard Instruction	§ 10(b)(ii)
Standard Procedures	§ 14(a)
Tax Advantaged Account	§ 3(a)(12)(A)(iv)
Third Party Institution	§ 9(b)
Transfer Date	§ 3(a)(12)(C)(iii)
Trailing Services	§ 13(e)(1)(B)(I)
UCC	§ 11(i)
UCC Matter	§ 11(i)
UCC Program	§ 11(i)
UCITA	§ 19(f)
Unclaimed Property Laws	§ 3(a)(15)(A)(i)
Unclaimed Property Services	§ 3(a)(15)(A)
UPS Commencement Date	§ 3(a)(15)(B)
U.S. Government Lists	§ 3(b)(5)(A)
Written Instruction	Schedule A
Written Procedures	Schedule A

[End of Schedule A]

SCHEDULE B

(Dated: January 1, 2015)

THIS SCHEDULE B is Schedule B to that certain Transfer Agency Services Agreement dated as of January 1, 2015, between BNY Mellon Investment Servicing (US) Inc. and each of Touchstone Strategic Trust, Touchstone Tax-Free Trust, Touchstone Investment Trust, Touchstone Institutional Funds Trust, Touchstone Variable Series Trust, and Touchstone Funds Group Trust (each an “Investment Company”) and Portfolios of the Investment Companies listed on Schedule B to such agreement..

Fund Name	Portfolio
Touchstone Strategic Trust (3/31 FYE)	Touchstone Flexible Income Fund
Touchstone Focused Fund
Touchstone Growth Opportunities Fund
Touchstone International Value Fund
Touchstone Large Cap Growth Fund
Touchstone Mid Cap Growth Fund
Touchstone Sands Capital Emerging Markets Growth Fund
Touchstone Small Cap Growth Fund

Touchstone Strategic Trust (6/30 FYE)	Touchstone Capital Growth Fund
Touchstone International Small Cap Fund
Touchstone Large Cap Fund
Touchstone Small Cap Value Opportunities Fund
Touchstone Value Fund

Touchstone Strategic Trust (12/31 FYE)	Touchstone Dynamic Equity Fund
Touchstone Balanced Allocation Fund
Touchstone Conservative Allocation Fund
Touchstone Growth Allocation Fund
Touchstone Moderate Growth Allocation Fund

Touchstone Tax-Free Trust (6/30 FYE)	Touchstone Ohio Tax-Free Bond Fund
Touchstone Ohio Tax-Free Money Market Fund
Touchstone Tax-Free Money Market Fund

Touchstone Investment Trust (9/30 FYE)	Touchstone Active Bond Fund
Touchstone High Yield Fund
Touchstone Institutional Money Market Fund
Touchstone Money Market Fund

Touchstone Institutional Funds Trust (12/31 FYE)	Touchstone Sands Capital Institutional Growth Fund

Touchstone Variable Series Trust (12/31 FYE)	Touchstone VT Active Bond Fund
Touchstone VT Baron Small Cap Growth Fund
Touchstone VT High Yield Fund
Touchstone VT Large Cap Core Equity Fund
Touchstone VT Mid Cap Growth Fund
Touchstone VT Money Market Fund
Touchstone VT Third Avenue Value Fund
Touchstone VT Aggressive ETF Fund
Touchstone VT Conservative ETF Fund
Touchstone VT Moderate ETF Fund

Touchstone Funds Group Trust (9/30 FYE)	Touchstone Arbitrage Fund
Touchstone Emerging Markets Equity Fund
Touchstone Global Real Estate Fund
Touchstone International Fixed Income Fund

Touchstone Merger Arbitrage Fund
Touchstone Mid Cap Fund
Touchstone Mid Cap Value Fund
Touchstone Premium Yield Equity Fund
Touchstone Sands Capital Select Growth Fund
Touchstone Small Cap Core Fund
Touchstone Small Cap Value Fund
Touchstone Total Return Bond Fund
Touchstone Ultra Short Duration Fixed Income Fund

SCHEDULE C

Terms And Conditions Governing Use Of The BNYM System

SECTION 0.                                                                         GENERAL

0.1          Capitalized Terms.  Capitalized terms not defined in this Schedule C shall have the meaning ascribed to them in the Main Agreement.  Capitalized terms defined in this Schedule C shall have that meaning solely in this Schedule C and not in any other part of the Agreement unless expressly stated otherwise in a specific instance. References to Section numbers in this Schedule C shall mean Sections of this Schedule C unless expressly stated otherwise in a specific instance. References to the “Agreement” in this Schedule C means the Main Agreement and this Schedule C.

0.2          Purpose.  BNYM utilizes some components of the BNYM System to perform the Core Services.  But BNYM does not utilize all components of the BNYM System to provide the Core Services.  Some components of the BNYM System are maintained by BNYM and offered to customers solely to permit customers to access the data and information maintained in the BNYM System in connection with the Core Services and put it to additional uses.  Consequently, Company is given rights pursuant to this Schedule C (i) to access and use components of the BNYM System, from the Company System (as defined in Section 2.7), to engage in activities that are separate and distinct and apart from the activities engaged in by BNYM to provide the Core Services, and (ii) to authorize third parties, the “Permitted Users”, to access and use certain Component Systems to engage in activities that are also separate and distinct and apart from the activities engaged in by BNYM to provide the Core Services.  Such access and use of the BNYM System by Company from the Company System and by Permitted Users may include the ability to input data and information into the BNYM System that BNYM utilizes in performing the Core Services but which is not required for BNYM to perform the Core Services.  This ability of Company and Permitted Users to access and use the BNYM System represents a service offered by BNYM that is supplemental to the Core Services. No access to or use of the BNYM System by Company or Permitted Users is permitted, required or contemplated by the Core Services or the Main Agreement. This Schedule C governs solely those supplemental services offered by BNYM and Company’s use of them.

SECTION 1.                                                                         CERTAIN DEFINITIONS

“Authorized Person” means the employees of Company and Permitted Users who have been authorized by the Company in accordance with the applicable Documentation and procedures of BNYM to access and use the Licensed System or specific Component Systems and in connection with such access and use to be issued Security Codes (as defined at Section 2.6(b) below).

“BNYM Web Application” means with respect to a relevant Component System the collection of electronic documents and files, content, text, graphics, processes, functions, and software code, including, but not limited to, HTML and XML files, Java and JavaScript files, graphics files, animation files, data, technology, scripts, programs, interfaces and databases residing on a computer system maintained by or for BNYM, accessible via the Internet at an Internet address furnished by BNYM for use of the particular Component System.

“Company” means a Fund.

“Company Data” means (i) data and information regarding each Fund and the shareholders and shareholder accounts of each Fund which is inputted into the Licensed System and the content of records, files and reports generated from such data and information by the Licensed System, and (ii) Company 22c-2 Data (as defined in Section 6.15(a) of this Schedule C).

“Company Web Application” means the collection of electronic documents and files, content, text, graphics, processes, functions, and software code, including, but not limited to, HTML and XML files, Java and JavaScript files, graphics files, animation files, data, technology, scripts, programs, interfaces and databases residing on a computer system maintained by or for the Company, connected to the Internet and utilized by the Company in connection with its use of a Component System as contemplated by applicable Documentation.

“Component System” means, as of its relevant License Effective Date, each Listed System and each Support Function that is part of the Licensed System and, subsequent to a relevant License Effective Date, such Listed Systems and Support Functions as they may be changed as provided in subsection (b) of the definition of Licensed System.

“Copy”, whether or not capitalized, means any paper, disk, tape, film, memory device, or other material or object on or in which any words, object code, source code or other symbols are written, recorded or encoded, whether permanent or transitory.

“Core Services” means the services described in the Main Agreement that BNYM is obligated to perform for Company (for clarification: excluding the products and services provided pursuant to this Schedule C).

“Documentation” means any user manuals, reference guides, specifications, documentation, instruction materials and similar recorded data and information, whether in electronic or physical output form, that BNYM makes available to, provides access to or provides to the Company, and that describe how the Licensed System is to be operated by users and set forth the features, functionalities, user responsibilities, procedures, commands, requirements, limitations and capabilities of and similar information about the Licensed System.

“Exhibit 1” means Exhibit 1 to this Schedule C.

“Employee” and “employee” means officers and any employees of the Investment Company and officers and employees of the entity or entities that provides investment management or administrative services, or both, to the Investment Company pursuant to one or more material agreements between the Investment Company and such entities.

“General Upgrade” means (i) an Upgrade that BNYM in its sole and absolute discretion incorporates into the Licensed System at no additional fees or charges to Company, and (ii) an Upgrade that BNYM offers to incorporate into the Licensed System without charge or at such additional fees and charges as the parties shall agree in writing and that Company accepts for incorporation into the Licensed System.

“Harmful Code” means any computer code, software routine, or programming device designed to (a) disable, disrupt, impair, delete, damage, corrupt, reprogram, recode or modify in any way a computer processing system, computer network, computer service, a deliverable for any of the foregoing, interface, data, files, software, storage media, or computer or electronic hardware or equipment (sometimes referred to as a “Trojan horse,” “worm,” “virus”, “preventative routine,” “disabling code,” or “cookie” devices); (b) impair in any way the operation of any of the foregoing based on the elapsing of a period of time, advancement of a particular date or other numeral (sometimes referred to as “time bombs,” “time locks,” or “drop dead” devices); or (c) permit a non-authorized party to access, transmit or utilize, as appropriate, any computer processing system, computer network, computer service, deliverable for any of the foregoing, interface, data, files, software, storage media, or computer or electronic hardware or equipment without proper consent (sometimes referred to as “lockups,” “traps,” “access codes,” or “trap door” devices); or (d) any other similar harmful or hidden procedures, routines or mechanisms.

“Intellectual Property Rights” means the legal rights, interests and protections afforded under applicable patent, copyright, trademark, trade secret and other intellectual property laws.

“License Effective Date” means, with respect to each Component System of the Licensed System that Company is given the right to access and use, the date as of which the Company is first given such right to access and use.

“Licensed Services” means all functions performed by the Licensed System.

“Licensed System” means, collectively:

(a)           as of its applicable License Effective Date, any one or more of the of the following: (i) any Listed System to which the Company is given access to and use of by BNYM in its entirety; and (ii) any “Support Function”, which is hereby defined to mean any system, subsystem, software, program, application, interface, process, subprogram, series of commands or function, regardless of the degree of separability from or integration with a Listed Program, that Company is given access to and use of to support its utilization of a Listed System - items within “Support Function” and this clause (ii) could be one or more parts of a Listed System or could be items which exist apart from any Listed System but which are provided to support utilization of a Listed System.

(b)           Updates, General Upgrades and Company Modifications (as defined at Section 2.16) to the Listed Systems included within clause (a)(i) above and the systems, subsystems, software, programs, applications, interfaces, processes, subprograms, series of commands and functions included within clause (a)(ii) above.

“Listed Systems” means the computer systems listed on Exhibit 1, whether mainframe systems, surround systems, subsystems or component systems, and in the case of the NSCC and CMS means as well the separate and distinct component systems of NSCC and CMS that BNYM may give Company access to and use of at Company’s request in lieu of access to and use of the entire NSCC or CMS.

“Main Agreement” means the part of this Agreement that commences on the first page and ends with but includes Schedule A, excluding Section 3(d) (which incorporates this Schedule C into the Agreement).

“Marks” means trademarks, service marks and trade names as those terms are generally understood under applicable intellectual property laws and any other marks, names, words or expressions of a similar character.

“Permitted User” means a person other than an employee of the Company who is authorized by the Company pursuant to and in accordance with Section 2.1(a)(ii) and all applicable Documentation to access and use one or more specific Component Systems.

“Product Assistance” means assistance provided by BNYM personnel regarding the Licensed System, including regarding its impact on other software, functionality, usage and integration.

“Proprietary Items” means:

(a)           (i) All contents of the Listed Systems, (ii) all systems, subsystems, software, programs, applications, interfaces, processes, subprograms, series of commands or functions, regardless of the degree of separability from or integration with a Listed Program, and whether or not part of a Listed Program, that BNYM may at any time provide any customer with access to and use of to support the customer’s s utilization of a Listed System, including the Support Functions,  (iii) all systems, subsystems, software, programs, applications, interfaces, processes, subprograms, series of commands or functions which BNYM utilizes in providing any of the services, or engaging in any of the activities, contemplated by this Agreement, (iv) all systems, subsystems, software, programs, applications, interfaces, processes, subprograms, series of commands or functions owned, leased, licensed or sublicensed by BNYM which interface with, provide data to or receive data from any of the foregoing, and (v) all updates, upgrades, revisions, modifications, refinements, releases, versions, instances, translations, enhancements and improvements to and of all or any part of the foregoing, whether in existence on, or occurring prior to or subsequent to, the Effective Date (collectively, the “BNYM Software”);

(b)           all facilities, central processing units, nodes, equipment, storage devices, peripherals and hardware utilized by BNYM in connection with the BNYM Software (the “BNYM Equipment”);

(c)           all documentation materials relating to the BNYM Software, including materials describing functions, capabilities, dependencies and responsibilities for proper operation of the Licensed System, including the Documentation, and all updates, upgrades, revisions, modifications, refinements, releases, versions, translations, enhancements and improvements to or of all or any part of foregoing (the “BNYM Documentation”, and together with the BNYM Software and the BNYM Equipment, the “System” or the “BNYM System”) and all versions of the BNYM System as they may exist after the Effective Date or may have existed at any time prior to the Effective Date;

(d)           all methods, concepts, visual expressions, screen formats, file and report formats, interactivity techniques, engine protocols, models and design features used in the BNYM System;

(e)           source code and object code for all of the foregoing, as applicable;

(f)            all derivative works, inventions, discoveries, patents, copyrights, patentable or copyrightable items and trade secrets prepared or furnished by or for BNYM in connection with the performance of the services or in connection with any activities of the parties related to this Agreement;

(g)           all materials related to the testing, implementation, support and maintenance of all of the foregoing;

(h)           all other documentation, manuals, tutorials, guides, instructions, policy and procedure documents and other materials in any recorded medium prepared or furnished by or for BNYM in connection with the performance of the Licensed Services or in connection with any activities of the parties related this Agreement;

(i)            the contents of all databases and other data and information of whatsoever nature in the BNYM System, other than Company Data, whether residing in the BNYM System or existing outside the BNYM System in recorded form whether in hardcopy, electronic or other format; and

(j)            all copies of any of the foregoing in any form, format or medium.

“Terms of Use” means any privacy policy, terms of use or other terms and conditions made applicable by BNYM in connection with the Company’s or a Permitted User’s access to and use of a Component System or a BNYM Web Application or other access site or access method.

“Third Party Products” means the products or services of parties other than BNYM that constitute part of the Licensed System.

“Third Party Provider” means licensors, subcontractors and suppliers of BNYM furnishing the Third Party Products.

“United States” means the states and the District of Columbia of the United States.

“Update” means a modification to a Component System necessary to maintain the operation of the Component System in compliance with the Documentation in effect as of the Component System’s applicable License Effective Date and includes without limitation modifications correcting any design or operational errors in the Component System and modifications enabling the Component System to be operated in any revised operating environment issued by BNYM and excludes Upgrades.

“Upgrade” means an enhancement to a Component System as it exists on its applicable License Effective Date, new features and new functionalities added to the Component System as it exists on its applicable License Effective Date, and all revisions, modifications, refinements, releases, enhancements and improvements to a Component System as it exists on its applicable License Effective Date which change the operation of Component System rather than just bring it into compliance with the applicable Documentation.

SECTION 2.                                                                         LICENSED RIGHTS AND COMPANY OBLIGATIONS

2.1          Licensed Rights.

(a)           (i)            BNYM hereby grants to Company a limited, nonexclusive, nontransferable license to access and use the Licensed System in the United States through its employees (other than as expressly permitted otherwise by Section 2.1(a)(ii) below), solely in accordance with applicable Documentation, through the interfaces and telecommunication lines designated by BNYM, strictly for the internal business purposes of the Company, solely in support of the Core Services and solely for so long as any applicable fees are paid by Company.

                (ii)           The license granted by Section 2.1(a)(i) includes, where such access and use is expressly contemplated by the Documentation applicable to a particular Component System to which the Company has been given access and use, the right to authorize persons not employees of the Company to access and use in the United States the specified Component System strictly in compliance with applicable Documentation, through the interfaces and telecommunication lines designated by BNYM, solely in support of the Core Services and solely for so long as any applicable fees are paid by Company. Except with respect to Fund shareholders seeking to access IAM, to exercise the right contained in this Section 2.1(a)(ii) the Company must designate such persons to BNYM and approve them in a writing that conforms to the requirements of applicable Documentation and procedures of BNYM and furnish any information reasonably requested by BNYM. Access to IAM for Fund shareholders shall occur in accordance with the Documentation applicable to IAM.  Upon the exercise by Company of the right contained in this Section 2.1(a)(ii), the term Company shall be redefined for all purposes of this Agreement to mean the Company and all Permitted Users, individually and collectively, unless in an individual case the context clearly requires that the definition be restricted solely to the Company.  The Company shall be responsible and liable for compliance by Permitted Users with all applicable terms of the Agreement as if the Permitted Users were its own employees.

(iii)          Company may not, and shall not, under any circumstances grant sublicenses to any right granted by this Section 2.1 or subcontract or delegate any right granted by this Section 2.1 or use the Licensed System to provide services to third parties, other than shareholders of its Funds, or for any other purpose other than that described in Sections 2.1(a)(i) and (ii).

 (b)          The grant of rights in this Section 2.1 shall be construed narrowly.  No grant of license is made hereunder to Company or any other party, except the license to Company expressly provided in this Section 2.1.  The rights granted by this Section 2.1 shall immediately terminate without further action required on anyone’s part, including without prior notification, upon the termination or expiration of the Agreement.  BNYM and its licensors reserve all rights in the BNYM System not expressly granted to Company in this Section 2.1.  Nothing in this Section 2.1 shall be construed to give Company rights of any nature in source code.  The rights granted to Company by this Section 2.1 are sometimes referred to herein as the “Licensed Rights”.

(c)           For clarification:

Company may be given access to and use of a Listed System which contains integration points or links to one or more Support Functions that are part of a Listed System to which the Company has not been given access and use (“Linked Functions”).  The Licensed Rights granted by this Section 2.1 to access and use a particular Listed System containing integration points or links to Linked Functions includes the right to access and use such Linked Functions, does not include the right to use the entire Listed System containing the Linked Functions or other subsystems, software, programs, applications, interfaces, processes, subprograms, series of commands or functions in that Listed System.  To the extent exercise of Licensed Rights hereunder inadvertently or otherwise results in access to or use of a Component System or other system, subsystem, software, program, application, interface, process, subprogram, series of commands or function which is not part of the its Licensed System, all terms of this Agreement shall apply to such access and use.

2.2          Documentation.  Company shall use the Licensed System solely and strictly in accordance and compliance with the Documentation provided or made available to Company by BNYM from time to time and any specifications contained therein.  Company may use only the number of copies of the Documentation that are provided to Company and may not make any additional copies of such Documentation, except that Company may copy the Documentation to the extent reasonably necessary for routine backup and disaster recovery purposes and upon request of an applicable regulatory authority.  Company shall pay BNYM such fees as it has established for copies of the Documentation, if any, as listed in the Fee Agreement.

2.3          Third Party Software and Services.  Company acknowledges that Third Party Products may constitute part of the Licensed System.  Company’s use of Third Party Products shall be subject to the terms and conditions of this Agreement; provided, however, access, use, maintenance and support of Third Party Products made available to Company after an applicable License Effective Date may be conditioned upon Company’s execution of an agreement with the applicable Third Party Provider (“Third Party Agreement”) which would provide for certain rights and obligations between the Company and the Third Party Provider (“Direct Third Party Product”), in which case the terms of the Third Party Agreement will also apply to Company’s use of the particular Third Party Product. Notwithstanding the foregoing sentences of this Section 2.3, Company acknowledges that BNYM is not responsible for, nor does BNYM warrant the performance or other features of, nor can it fix errors or defects in, third party software and services and BNYM’s sole obligation with respect to third party software and services is to inform the third party of any errors, defects, deficiencies or other matters regarding the third party software and services of which BNYM is made aware by Company and to request and pursue in a commercially reasonable manner remediation of the errors, defects or deficiencies by the third party to the extent BNYM reasonably determines remediation to be available pursuant to the terms of BNYM’s agreement with the third party.

2.4          Compliance With Applicable Law.  Company shall comply with all laws, regulations, rules and orders of whatsoever nature of governmental bodies and authorities (whether legislative, executive, independent, self-regulatory or otherwise) applicable to the business or activities in connection with which it utilizes the Licensed System.

2.5          Responsibility For Use.

(a)           The Company alone will be responsible for furnishing, or arranging for a third party to furnish, all data and information required by the Documentation and the specifications therein for the Licensed System to function and perform in accordance with the Documentation, other than the data and information residing in the Licensed System in connection with BNYM’s performance of the Core Services.  BNYM shall have no liability or responsibility for any Loss caused in whole or in part by the Company’s or a Permitted User’s exercise of the Licensed Rights or use of the Licensed System or by data or information of any nature inputted into the Licensed System by or under the direction or authorization of Company or a Permitted User; provided, however, this Section 2.5 shall not relieve BNYM of its obligation to act in accordance with its obligations under the Main Agreement. Company shall be responsible and solely liable for the cost or expense of regenerating any output or other remedial action if the Company, a Permitted User or an agent of either shall have failed to transmit properly and in the correct format any data or information, shall have transmitted erroneous or incorrect information or data, or shall have failed to timely verify or reconcile any such data or information when it is generated by the Licensed System (“Data Faults”).

(c)           Company warrants that the data transmitted to the Licensed System by or under the direction or authorization of Company or Permitted Users will not disrupt, disable, harm, or otherwise impede in any manner the operation of the Licensed System or any associated software, firmware, hardware, or BNYM computer system or network.

2.6          Internal Control Obligations.

(a)           Company shall adopt and implement commercially reasonable internal control procedures regarding the use of the Licensed System, which internal control procedures shall be reasonably designed to ensure that any use of the Licensed System complies with (i) Sections 2.1, 2.2, 2.6, 2.12, 2.17, 2.20 and 3.4 of this Schedule C, and (ii) applicable Documentation.

(b)           Company shall establish and adhere to security policies and procedures intended to (i) safeguard the Licensed System from unauthorized or improper access and use from equipment utilized by the Company, (ii) safeguard the integrity and validity of any user identifications, access passwords, mnemonics and other security data elements related to accessing the Licensed System or any Component System (“Security Codes”), and (iii) prevent unauthorized access to and protect electronically stored, processed or transmitted information.  Such policies and procedures shall be at least equal to industry standards and any higher standard agreed upon by the Company and BNYM.

(c)           Unless Company obtains prior written permission from BNYM, Company shall permit only Authorized Persons to use Security Codes assigned to or selected by Company with respect to the Licensed System. The Security Codes shall constitute Confidential Information of both Company and BNYM under the Agreement subject to all obligations thereunder, and Company shall not permit access to Security Codes to any person other than Authorized Persons. Company shall notify BNYM immediately if Company has reason to believe that any person who is not an Authorized Person has obtained access to a Security Code or accessed or used the Licensed System, that an Authorized Person has accessed or used the Licensed System using Security Codes not assigned to that Authorized Person, that any other loss of confidentiality with respect to a Security Code has occurred or the security of the Licensed System has otherwise been breached.

(d)           Company shall verify and confirm all information entered on the Licensed System and shall notify BNYM of any error in any information entered on the Licensed System as soon as practicable following Company’s knowledge of such error.

(e)           Company will not recirculate, redistribute or otherwise retransmit or re-rout the Licensed System to any third party or authorize the use of any information included on the Licensed System on any equipment or display not authorized by BNYM without BNYM’s prior express written approval.

2.7          Company Resources.

(a)           Company will be solely responsible, at Company’s expense, for procuring, maintaining, and supporting all third-party software and all workstations, personal computers, printers, controllers or other hardware or peripheral equipment at Company’s sites (“Company System”) required for Company to operate the Licensed System in accordance with the Documentation and specifications provided by BNYM from time to time.  BNYM will provide Company with specifications for Company System, including any requirements relating to the connection and operation of the Company System with the Licensed System and Third Party Products.  Company shall conform its operating system environment to the operating system requirements provided by BNYM for the Licensed System.  Company will support and maintain the Company System as necessary to ensure its operation does not impact the Licensed System adversely or otherwise in a manner not contemplated by the Documentation.

(b)           Company shall, at its own expense, devote such of the Company System and other equipment, facilities, personnel and resources reasonably necessary to (a) implement the Licensed System, (b) be trained in the use of the Licensed System, (c) perform timely any electrical work and cable installation necessary for Company’s use of the Licensed System, and (d) begin using the Licensed System on a timely basis.  BNYM shall not be responsible for any delays or fees and costs associated with Company’s failure to timely perform its obligations under this Section 2.7.

2.8          Company Telecommunications and Data Transmissions.  Company will be solely responsible for complying at all times with telecommunications requirements designated by BNYM for use of the Licensed System.  Any data or information electronically transmitted by or on behalf of Company to the Licensed System will be so transmitted solely and exclusively in the format specified by BNYM.

2.9          Notices Of Material Increase In Use.  Company shall give advance written notice to BNYM whenever Company intends to increase its scope of use of the Licensed System in any material respect.  Upon receipt of such notice, Company and BNYM shall mutually agree in writing on any required changes to the Company’s scope of use for the Licensed System and, if applicable, the corresponding fees with respect to such increased scope.

2.10        Certifications and Audits.  Company shall promptly complete and return to BNYM any certifications which BNYM in its sole discretion may from time to time send to Company, certifying that Company is using the Licensed System in strict compliance with the terms and conditions set forth in this Agreement.  BNYM may, at its expense and after giving reasonable advance written notice to Company, enter Company locations during normal business hours and audit Company’s utilization of the Licensed System, the number of copies of the Documentation in Company’s possession, and the scope of use and information pertaining to Company’s compliance with the provisions of this Agreement.  The foregoing right may be exercised directly by BNYM or by delegation to an independent auditor acting on its behalf.  If BNYM discovers that there is any unauthorized scope of use or that Company is not in compliance with the aforementioned provisions, Company shall reimburse BNYM for the full costs incurred in conducting the audit.

2.11        Taxes.  The amounts payable by Company to BNYM in consideration of the performance of services by BNYM under the Agreement, including providing access to and use of the Licensed System pursuant to this Schedule C, do not include, and Company will timely pay, all federal, state and local taxes (including sales, use, excise and property taxes), if any, assessed or imposed in connection therewith, excluding any taxes imposed upon BNYM based upon BNYM’s net income.

2.12        Use Restrictions.

(a)           Company will not do or attempt to do, and Company will not permit any other person or entity to do or attempt to do, any of the following, directly or indirectly:

(i)                                     use or access or attempt to use or access any Proprietary Item for any purpose, at any location or in any manner not specifically authorized by this Agreement;

(ii)           make or retain any copy of any Proprietary Item except as specifically authorized by this Agreement;

(iii)                               create, recreate or obtain the source code for any Proprietary Item;

(iv)                              refer to or otherwise use any Proprietary Item as part of any effort to develop other software, programs, applications, interfaces or functionalities or to compete with BNYM or a Third Party Provider;

(v)                                 modify, adapt, translate or create derivative works based upon any Proprietary Item, or combine or merge any Proprietary Item or part thereof with or into any other product or service not provided for in this Agreement and not authorized in writing by BNYM;

(vi)                          remove, erase or tamper with any copyright or other proprietary notice printed or stamped on, affixed to, or encoded or recorded in any Proprietary Item, or fail to preserve all copyright and other proprietary notices in any copy of any Proprietary Item made by Company;

(vii)                           sell, transfer, assign or otherwise convey in any manner any ownership interest or Intellectual Property Right of BNYM, or market, license, sublicense, distribute or otherwise grant, or subcontract or delegate to any other person, including outsourcers, vendors, consultants, joint venturers and partners, any right to access or use any Proprietary Item, whether on Company’s behalf or otherwise;

(viii)                        subcontract for or delegate the performance of any act or function involved in accessing or using any Proprietary Item, whether on Company’s behalf or otherwise;

(ix)                              reverse engineer, re-engineer, decrypt, disassemble, decompile, decipher, reconstruct, re-orient or modify the circuit design, algorithms, logic, source code, object code or program code or any other properties, attributes, features or constituent parts of any Proprietary Item;

(x)                                 take any action that would challenge, contest, impair or otherwise adversely effect an ownership interest or Intellectual Property Right of BNYM;

(xi)                              use any Proprietary Item to provide remote processing, network processing, network communications, a service bureau or time sharing operation, or services similar to any of the foregoing to any person or entity, whether on a fee basis or otherwise;

(xii)                           allow Harmful Code into any Proprietary Item, as applicable, or into any interface or other software or program provided by it to BNYM, through Company’s systems or personnel or Company’s use of the Licensed Services or Company’s activities in connection with this Agreement; or

(xiii)                        engage in or attempt to engage in penetration testing or “ethical hacking” of the BNYM System or otherwise engage in or attempt to engage in any activity to use, access or test or expose the BNYM System other than in accordance with the security measures and access methods maintained by BNYM at the time..

(b)           Company shall, promptly after becoming aware of such, notify BNYM of any facts, circumstances or events regarding its or a Permitted User’s use of the Licensed System that are reasonably likely to constitute or result in a breach of this Section 2.12, and take all reasonable steps requested by BNYM to prevent, control, remediate or remedy any such facts, circumstances or events or any future occurrence of such facts, circumstances or events.

2.13        Restricted Party Status.  Company warrants at all times that it is not a “Restricted Party”, which shall be defined to mean any person or entity: (i) located in or a national of Cuba, Iran, Libya, North Korea, Sudan, Syria, or any other countries that may, from time to time, become subject to U.S. export controls for anti-terrorism reasons or with which U.S. persons are generally prohibited from engaging in financial transactions; (ii) on the U.S. Department of Commerce Denied Person’s List, Entity List, or Unverified List; U.S. Department of the Treasury list of Specially Designated Nationals and Blocked Persons; or U.S. Department of State List of Debarred Parties; (iii) engaged in activities involving nuclear materials or weapons, missile or rocket technologies, or proliferation of chemical or biological weapons; (iv) affiliated with or a part of any non-U.S. military organization, or (v) designated by the U.S. Government to have a status equivalent to any of the foregoing.  If Company becomes a Restricted Party during the term of this Agreement, the Licensed Rights shall terminate immediately without notice and Company shall have no further rights to use the Licensed System.

2.14        Mitigation Measures.  Company shall take commercially reasonable measures (except measures causing it to incur out-of-pocket expenses which BNYM does not agree in advance to reimburse) to mitigate losses or potential losses to BNYM, including taking verification, validation and reconciliation measures that are commercially reasonable or standard practice in the Company’s business.

2.15        Company Dependencies.  To the extent an obligation of BNYM under this Schedule C is dependent and contingent upon Company’s or Permitted User’s performance of an action or refraining from performing an action that has been specified or described in this Schedule C or the Documentation or that is part of practices and procedures which are commercially reasonable or standard in the user’s industry (“Company Dependency”), BNYM shall not be liable for Loss to the extent caused by or resulting from, or that could have been avoided but for, a failure to properly perform or a delay in properly performing a Company Dependency and BNYM’s obligation to perform an obligation contemplated by this Agreement shall be waived or delayed to the extent the performance of the related Company Dependency is not properly performed or is delayed .

2.16        Software Modifications.  Company may request that BNYM, at Company’s expense, develop modifications to the software constituting a part of the Licensed System that BNYM generally makes available to customers for modification (“Software”) that are required to adapt the Software for Company’s unique business requirements.  Such requests, containing the material features and functionalities of all such modifications in reasonable detail, will be submitted by Company in writing to BNYM in accordance with the applicable, commercially reasonable procedures maintained by BNYM at the time of the request.  Company shall be solely responsible for preparing, reviewing and verifying the accuracy and completeness of the business specifications and requirements relied upon by BNYM to estimate, design and develop such modifications to the Software.  BNYM shall have no obligation to develop modifications to the Licensed System requested by Company, but may in its discretion agree to develop requested modifications which it, in its sole discretion, reasonably determines it can accomplish with existing resources or with readily obtainable resources without disruption of normal business operations provided Company agrees at such time in writing to pay all costs and expenses, including out-of-pocket expenses, associated with the customized modification.  BNYM shall be obligated to develop modifications under this Section 2.16 only upon the execution of and in accordance with a writing containing, to BNYM’s reasonable satisfaction, all necessary business and technical terms, specifications and requirements for the modification as determined by BNYM in its sole judgment (“Customization Order”) and Company’s agreement to pay all costs and expenses, including out-of-pocket expenses, associated with the customized modification (“Customization Fee Agreement”).   All modifications developed and incorporated into the Licensed System pursuant to a Customization Order are referred to herein as “Company Modifications”.  BNYM may make Company Modifications available to all users of the Licensed System, including BNYM, at any time after implementation of the particular Company Modification and any entitlement of Company to reimbursement on account of such action must be contained in the Customization Fee Agreement.

2.17        Export of Software.  The Company and Permitted Users are without exception prohibited from (i) accessing or using the BNYM System outside the United States, or (ii) exporting, transmitting, transferring or shipping any Proprietary Item to a country or jurisdiction outside the United States.  No provision of the Agreement shall be interpreted to require BNYM to permit access or use outside the United States or to export any Proprietary Item to a country or jurisdiction outside the United States. The Company shall comply with all applicable export and re-export restrictions and regulations of the U.S. Department of Commerce or other U.S. agency or authority and the Company may not transfer a Proprietary Item in violation of any such restrictions and regulations.

2.18        Permitted Users Contemplated By Documentation.  Notwithstanding any other provision of the Agreement, to the extent Documentation applicable to a particular Component System contemplates that Company Data will be transmitted or transferred to a Permitted User outside the BNYM System, that Company Data will be made available within the BNYM System for retrieval by a Permitted User for use outside the BNYM System, that the Company Data will be provided or made available to Permitted Users within the BNYM System for use by the Permitted User within the BNYM System or within a system of the Permitted User, or that the Company may authorize Permitted Users to access and use Company Data contained within the Licensed System in any other manner:

(i)                                     The Company hereby grants to BNYM a worldwide, royalty-free, non-exclusive right and license to display the Company Data through any BNYM Web Application contemplated by the Documentation for the applicable Component System and hereby authorizes and directs BNYM, as appropriate, to transmit, transfer, make available and provide the Company Data to Permitted Users, as contemplated by the Documentation applicable to the particular Component System, including without limitation through the Internet via a BNYM Web Application or other communication link or method or access site or method designated by BNYM for use of the particular Component System;

(ii)                                  The Company hereby authorizes and directs BNYM, (A) to permit Permitted Users to view and use Company Data within the Licensed System as contemplated by applicable Documentation, (B) to act on behalf of a shareholder in any way contemplated by applicable Documentation and authorized by the Company in accordance with applicable Documentation, including to effect purchases, sales, redemptions, distributions, exchanges, transfers and other activities and to change the status, data or information involving a shareholder account or assets in a shareholder account, and (C) to the extent contemplated by applicable Documentation, to permit Permitted Users to download and store, copy in on-line and off-line form, reformat, perform calculations with, and distribute, publish, transmit, and display the Company Data in the systems of the Permitted User and to and through any relevant BNYM Web Application;

(iii)                               The Company shall have sole responsibility for imposing any desired use restrictions on Permitted Users to the extent use restrictions are contemplated by the applicable Documentation and BNYM shall cooperate in a commercially reasonable manner in imposing such use restrictions to the extent the applicable Documentation contemplates a role for BNYM in imposing such use restrictions;

(iv)                              The Company acknowledges and agrees that it alone is responsible for entering into agreements with Permitted Users governing the terms and conditions, as between the Company and the Permitted User, of the Permitted User’s use of the Company Data; the Company releases BNYM from any and all responsibility and duty for obtaining any such agreements, including agreements relating to confidentiality and privacy of the data and information, and for any monitoring, supervision or inspection of Permitted Users of any nature; the Company releases BNYM from any Loss the Company may incur, and will indemnify and defend BNYM for any Loss it may incur, arising or resulting from or in connection with Company Data after BNYM, as appropriate, transmits, transfers, makes available or provides the Company Data to the Permitted User in accordance with applicable Documentation, whether through a BNYM Web Application or otherwise;

(v)                                 The Company shall be responsible and liable to BNYM for the acts and omissions of Permitted Users while accessing and using a Component System pursuant to authorization from the Company and shall indemnify and defend BNYM for all Loss arising from or related to acts or omissions by a Permitted User that would constitute a breach of this Agreement if committed by the Company, that constitute reckless or intentional misconduct or that constitute a breach of a duty of the Permitted User imposed by this Schedule C; and

(vi)                              BNYM may immediately terminate access to and use of the Licensed System by a Permitted User if BNYM reasonably believes conduct of the Permitted User would constitute a breach of this Agreement if committed by the Company, constitutes reckless or intentional misconduct, or constitutes a breach of a duty of the Permitted User imposed by this Schedule C, applicable Documentation or applicable Terms of Use.

2.19        Communications with Third Parties regarding Component System Services.  The Company shall be solely responsible for communicating with third parties to the extent such is reasonably required for services to be provided in accordance with the Documentation for the particular Component System.

2.20        Compliance with Terms Of Use.  The Company’s and, to the extent applicable in connection with a particular Component System, each Permitted User’s use of a Component System, a BNYM Web Application and any other access site or access method to a particular Component System shall be conducted in full compliance with applicable Terms of Use.  In addition, Permitted Users shall be required to comply with requirements set forth in applicable Documentation, including requirements relating to Security Codes, as a condition to use of particular Component Systems.

2.21        Third Party Providers To The Company.  The Company shall have sole responsibility to maintain through itself or its agents all agreements with third party providers that may be appropriate for use of a Component System and to pay as they come due all fees and charges associated with such agreements either directly or as passed through on invoices of BNYM.

2.22        Fees.  The Company shall be obligated to pay to BNYM such fees and charges for access and use of any part of the Licensed System as may be set forth in the Fee Agreement and such fees and charges shall be paid in accordance with any applicable provisions set forth in the Main Agreement.

SECTION 3.                                                                         PROVISIONS REGARDING BNYM

3.1          Right to Modify.  BNYM may alter, modify or change the Licensed System or any component, code, language, function, format, design, architecture, security measure or other element of whatsoever nature of the Licensed System and implement such alterations, modifications and changes into the Documentation and/or the Licensed System as Updates or Upgrades applicable to Company’s continued use of the Licensed System after such implementation; provided, however, at no time shall this section be interpreted in such a manner as to allow BNYM by such alterations, modifications or changes to alter the License granted by Section 2.1 or modify any other service obligation of BNYM under this Agreement.

3.2          Training and Product Assistance.  BNYM agrees to use commercially reasonable efforts to provide requested training and Product Assistance for Company’s personnel at BNYM’s facilities or at Company’s facilities in connection with access to and use of the Licensed System and subsequent Updates, as reasonably requested by Company, at BNYM ‘s then-current charges and rates for such services.  All reasonable travel and out-of-pocket expenses incurred by BNYM personnel in connection with and during such training or Product Assistance shall be borne by Company upon pre-approval in writing.

3.3          Monitoring.  BNYM is not responsible for Company’s or Permitted User’s use of the Licensed System but shall have the right to monitor such use on BNYM’s network solely to verify compliance with the terms and conditions set forth herein and for operational purposes related to the delivery of services by the Licensed System.

3.4          BNYM Failure to Receive Data.  BNYM shall not be liable for data or information which the Company, a Permitted User or an agent of either transmits or attempts to transmit to BNYM in connection with its use of a Component System and which is not received by BNYM or for any failure of a Component System to perform a function in connection with any such data or information.  BNYM shall not be obligated to ascertain the accuracy, actual receipt by it or successful transmission to it of any data or information in connection with the Company’s or a Permitted User’s use of a Component System or to confirm the performance of any function by a Component System based on the transmission of instructions, data or information to BNYM in connection with such use by the Company or a Permitted User.  Sole responsibility for the foregoing shall rest with the party initiating the transmission.

3.5          ACH Activity.  To the extent contemplated by the Documentation, and to the extent authorized by the Company and agreed to by BNYM in its sole discretion, BNYM will accept bank account information over the Internet or other communication channel from Permitted Users and take such other actions as may be appropriate to facilitate movement of money to and from shareholder accounts through the Automated Clearing House (“ACH”).  The Company shall be solely responsible for all market risk (gain/loss liability) associated with transactions utilizing the ACH process.

SECTION 4.                                                                         OWNERSHIP AND OTHER RIGHTS

4.1          BNYM Ownership.

(a)           BNYM and its licensors, subcontractors and suppliers will continue to own all of their respective right, title, and interest, including Intellectual Property Rights, in and to the BNYM System and the Proprietary Items, regardless of any participation, contributions, collaboration or other participation of the Company in or to the foregoing, and including any part of the foregoing that may be created by or on behalf of, at the direction of or pursuant to business requirements and other specifications provided by the Company, such as, but not limited to, Company Modifications.  For purposes of clarification: the BNYM System and any modifications to the BNYM System or a Proprietary Item, whether or not ordered or paid for by the Company as a customization, are not intended to be and are not a “works made for hire” under Section 101 of the Copyright Act or under any other applicable law, remain proprietary to and the exclusive property of BNYM and accordingly Company hereby transfers, conveys and assigns any ownership interests or intellectual property rights it may have in and to Proprietary Items to BNYM.  To the extent requested by BNYM, Company shall cooperate with BNYM, at BNYM’s expense, to cause to vest in BNYM any ownership interests or Intellectual Property Rights in any of the forgoing that do not automatically vest in BNYM.

(b)           In the event a Company Web Application contains a Proprietary Item or other intellectual property of BNYM, including, but not limited to, rights in copyrighted works, trademarks and trade dress, BNYM shall retain all rights in such Proprietary Item or other intellectual property. To the extent a Proprietary Item or other intellectual property of BNYM is duplicated within a Company Web Application to replicate the “look and feel,” “trade dress” or other aspect of the appearance or functionality of a BNYM Web Application or other component of the BNYM System, BNYM grants to the Company a limited, non-exclusive, non-transferable license to such a Proprietary Item or other intellectual property for the duration of its authorized use of the applicable Component System. The license granted by the foregoing sentence is limited to the intellectual property needed to replicate the appearance of the particular BNYM Web Application or other component of the BNYM System and does not extend to any other Proprietary Item or other intellectual property owned by BNYM.  Company shall immediately cease using such Proprietary Item or other intellectual property immediately upon termination of the Licensed Rights governing the relevant Component System.

(c)           This Agreement is not an agreement of sale, and no title, patent, copyright, trademark, service mark, trade secret, intellectual property or other ownership rights to any Proprietary Items are transferred to Company by virtue of this Agreement.  Upon BNYM’s request, the Company shall promptly inform BNYM in writing of the quantity and location of any tangible Proprietary Item furnished to Company in connection with this Agreement.  Nothing contained in this Agreement, no disclosure of BNYM Confidential Information and no use of Proprietary Items hereunder shall be construed as granting to or conferring on Company any rights, by license or otherwise, for any invention, discovery or improvement made, conceived, or acquired by BNYM prior to or after the date hereof.  No patent application that may hereafter be made, and no claim to any trade secret or other protection, shall be prejudiced by any disclosure of Confidential Information or use of Proprietary Items hereunder.  Any sale, assignment or transfer of any nature or in any manner, or any attempt to do such, by Company or any party through Company of any ownership interest or Intellectual Property Right of BNYM in the Proprietary Items shall be void. Any subcontracting or delegation of any right to access or use a Proprietary Item and any subcontracting for or delegation of the performance of any activities or functions involved in accessing or using a Proprietary Item shall be void and unenforceable against BNYM.

4.2          Company Ownership.  Company will own its respective right, title, and interest, including Intellectual Property Rights, in and to the Company Data.  Company hereby grants BNYM a limited, nonexclusive, nontransferable license to access and use the Company Data, and consents to BNYM’s permitting access to, transferring and transmitting Company Data, all as appropriate to Company’s use of the Licensed Rights or as contemplated by the Documentation.

4.3          Mutual Retention of Certain Rights.  Each party acknowledges and agrees that, other than the Licensed Rights provided for by Section 2.1 of this Schedule C, this Agreement does not give a party any right, title or interest in or to any ownership or other rights of the other party to property.  Any software, interfaces or other programs a party provides to the other party hereunder (i) shall be used solely by such receiving party and only during the term of the Agreement and only for the purpose it was provided and in accordance with the provisions of this Agreement, and (ii) shall not be used by such party or any affiliate for any other purpose or to connect to or with any other person.  To the extent the Intellectual Property Rights of one party are cached to expedite communication, such party grants to the other party a limited, non-exclusive, non-transferable license to such Intellectual Property Rights for a period of time no longer than that reasonably necessary for the communication and a party shall immediately cease using such Intellectual Property Rights immediately upon termination of the Licensed Rights governing the relevant Component System.

4.4          Use of Hyperlinks.  To the extent use of hyperlinks is contemplated by the Documentation for a particular Component System:  The Company hereby grants to BNYM a royalty-free, nonexclusive, nontransferable and revocable right and license to use the Company’s hyperlink in connection with the relevant Licensed Services; BNYM hereby grants to the Company a royalty-free, nonexclusive, nontransferable and revocable right and license to use BNYM ‘s hyperlink in connection with providing the relevant Licensed Services; each party shall reasonably cooperate with the other party concerning the placement, location and destination of such hyperlinks; and a party shall immediately cease using another party’s hyperlink immediately upon termination of the Licensed Rights governing the relevant Component System.

4.5          Use of Marks.  To the extent one party’s Marks must be utilized by the other party in connection with the operation of a particular Component System or the Licensed Services related to the particular Component System: the Company hereby grants to BNYM a non-exclusive, limited license to use its Marks solely in connection with the Licensed Services provided by the Component System;  BNYM hereby grants to the Company a non-exclusive, limited license to use its Marks solely in connection with the Licensed Services provided by the Component System; all use of Marks shall be in accordance with the granting party’s reasonable policies regarding the advertising and usage of its Marks as established from time to time;  the Company hereby grants BNYM the right and license to display the Company’s Mark’s on applicable BNYM Web Applications and in advertising and marketing materials related to the BNYM Web Application and the Licensed Services provided by the relevant Component System;  each party shall retain all right, title and interest in and to its Marks worldwide, including any goodwill associated therewith, subject to the limited license granted in this Section 4.5; use of the Marks hereunder by the grantee pursuant to this limited license shall inure to the benefit of the trademark owner and grantees shall take no action that is inconsistent with the trademark owner’s ownership thereof; each party shall exercise reasonable efforts within commercially reasonable limits, to maintain all on-screen disclaimers and copyright, trademark and service mark notifications, if any, provided to it by the other party in writing from time to time, and all “point and click” features relating to Authorized Persons’ acknowledgment and acceptance of such disclaimers and notifications; and a party shall immediately cease using another party’s Marks immediately upon termination of the Licensed Rights governing the relevant Component System.

SECTION 5.        REPRESENTATIONS, WARRANTIES & COVENANTS; INDEMNIFICATION

5.1          Mutual Representations, Warranties and Covenant.   Each party warrants, represents and covenants to the other party that it will use commercially reasonable efforts to avoid engaging in any act, omission or conduct which would result in the introduction into the software or systems of the other party any Harmful Code.

5.2          Right to Grant Licensed Rights; No Infringement; BNYM Indemnification.

(a)           BNYM warrants to Company that BNYM has the full legal right to grant Company the right to use the Licensed System, as and to the extent permitted under this Agreement, and that the Licensed System when properly used for the purpose and in the manner specifically authorized by this Agreement, does not to BNYM’s knowledge infringe in any material respect upon any United States patent or copyright or any trade secret or other proprietary right of any person.  BNYM shall defend and indemnify Company against any third party claim to the extent attributable to a violation of the foregoing warranty.  BNYM shall have no liability or obligation under this Section 5.2 unless Company gives written notice to BNYM within ten (10) days (provided that later notice shall relieve BNYM of its liability and obligations under this Section 5.2 only to the extent that BNYM is prejudiced by such later notice) after any applicable infringement claim is initiated against Company and allows BNYM to have sole control of the defense or settlement of the claim.  The remedies provided in this Section 5.2 are the sole remedies for a breach of the warranty contained in this Section 5.2.  If any applicable claim is initiated, or in BNYM’s sole opinion is likely to be initiated, then BNYM shall have the option, at its expense, to:

(i)                                     modify or replace the Licensed System or the infringing part of the Licensed System so that the Licensed System is no longer infringing; or

(ii)           procure the right to continue using or providing the infringing part of the Licensed System; or

(iii)                               if neither of the remedies provided for in clauses (i) and (ii) can be accomplished in a commercially reasonable fashion, limit or terminate the Licensed Rights with respect to the infringing part of the Licensed System and refund any fees paid by the Company with respect to future periods affected by such limitation or termination.

(b)           Neither BNYM nor any Third Party Provider shall have any liability under any provision of this Agreement with respect to any performance problem, warranty, claim of infringement or other matter to the extent attributable to (i) Company’s use of a Proprietary Item in a negligent manner or any manner not consistent with this Schedule C or Company’s breach of this Schedule C; (ii) any modification or alteration of a Proprietary Item made by anyone other than BNYM or made by BNYM at the request or direction of the Company, (iii) BNYM’s compliance with the instructions or requests of Company relating to a Proprietary Item; (iv) any combination of a Proprietary Item with any item, service, process or data not provided by BNYM, (v) third parties gaining access to a Proprietary Item due to acts or omissions of Company, (vi) third party software not recommended by BNYM or the use of open source software, (vii) Company’s failure to license and maintain copies of any third-party software required to operate the any BNYM Software, (viii) Company’s failure to operate the BNYM Software in accordance with the Documentation, or (ix) Data Faults. (collectively, “Excluded Events”). Company will indemnify, and with respect to third party claims will defend, and hold harmless BNYM and Third Party Providers from and against any and all Loss and claims resulting or arising from any Excluded Events.

5.3          BNYM Warranties.  BNYM warrants that:

(i)                                     except for Direct Third Party Products, with respect to which no warranty is made, and subject to the last sentence of Section 2.3, the Licensed System, if used in accordance with applicable

Documentation, will operate in material conformity with applicable Documentation, and in the event of a breach of this clause (i) BNYM shall take commercially reasonable actions to restore performance of the Licensed System to the requirements of the foregoing warranty;

(ii)                                  BNYM owns, or has the right to use under valid and enforceable agreements, all Intellectual Property Rights reasonably necessary for and related to the provision of the Licensed Rights and to grant the license granted under Section 2.1;

(iii)                               BNYM’s business is in material compliance with applicable law and regulations the failure to comply with which would have a material adverse effect on BNYM’s performance of its obligations under this Schedule D; and

(iv)                              has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of BNYM.

5.4          Warranty Disclaimer.  THE LICENSED SYSTEM AND ALL RELATED SERVICES ARE MADE AVAILABLE TO COMPANY ON AN “AS IS”, “AS AVAILABLE” BASIS.  UNLESS A SPECIFIC WARRANTY IS EXPRESSLY GIVEN IN THIS SCHEDULE C, NO WARRANTY OF ANY NATURE, EXPRESS OR IMPLIED, IS MADE IN THIS SCHEDULE C, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY AS TO THE AVAILABILITY, CONDITION, MERCHANTABILITY, NON-INFRINGEMENT, DESIGN, OPERATION OR FITNESS FOR OR SATISFACTION IN REGARDS TO A PARTICULAR PURPOSE.

5.5          Limitation of Warranties.  The warranties made by BNYM in this Schedule C, and the obligations of BNYM under this Schedule C, run only to Company and not to its affiliates, its customers or any other persons.

SECTION 6                                                                            OTHER PROVISIONS

6.1          Scope of Services.  The scope of services to be provided by BNYM under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the Company, unless the parties hereto expressly agree in writing to any such increase.  BNYM shall not be obligated to develop or implement Upgrades, but to the extent it elects to do so Section 3.1 shall apply.

6.2          Additional Provision Regarding Governing Law.  This Agreement will not be governed by the United Nations Convention on Contracts for the International Sale of Goods. The Uniform Computer Information Transaction Act drafted by the National Conference Of Commissioners On Uniform State Laws, or a version thereof, or any law based on or similar to such Act (“UCITA”), if and as adopted by the jurisdiction whose laws govern with respect to this Agreement in any form, shall not apply to this Agreement or the activities contemplated hereby.  To the extent UCITA is applicable notwithstanding the foregoing, the parties agree to opt out of the applicability of UCITA pursuant to the “opt out” provisions contained therein.

6.3          Third Party Providers.  Except for those terms and conditions that specifically apply to Third Party Providers, under no circumstances shall any other person be considered a third party beneficiary of this Agreement or otherwise entitled to any rights or remedies under this Agreement.  Except as may be provided in Third Party Agreements, Company shall have no rights or remedies against Third Party Providers, Third Party Providers shall have no liability of any nature to the Company, and the aggregate cumulative liability of all Third Party Providers to the Company shall be $1.

6.4          Liability Provisions.

(a)           Notwithstanding any provision of the Main Agreement or this Schedule C, BNYM shall not be liable under this Schedule C under any theory of tort, contract, strict liability or other legal or equitable theory for lost profits, for exemplary, punitive, special, incidental, indirect or consequential damages, or for any other damages which are not direct damages regardless of whether such damages were or should have been foreseeable and regardless of whether any entity has been advised of the possibility of such damages, all and each of which damages is hereby excluded by agreement of the parties.

(b)           Notwithstanding any provision of the Main Agreement or this Schedule C, BNYM’s cumulative, aggregate liability to the Company for any and all Loss, including Loss arising from Claims for indemnification pursuant to the Main Agreement and this Schedule C, that arises or relates to a term of this Schedule C, the recovery of which is not otherwise excluded or barred by another provision of this Agreement, shall not exceed the fees paid by Company to BNYM for use of the particular Component System with respect to which the claim of Loss was made for the six (6) months immediately prior to the date the last claim of Loss relating to the particular Component System arose.

(c)           In the event of a material breach of this Schedule C by BNYM with respect to the operation of a particular Component System, Company’s sole and exclusive termination remedy shall be to terminate the Licensed Rights granted by this Schedule C to the particular Component System with respect to which the material breach occurred by complying with the notice and cure period provisions in the Main Agreement applicable to a material breach of the Agreement, but the Company shall not be entitled to terminate any other provision of the Agreement or the Licensed Rights with respect to any other Component System. For purposes of clarification: The foregoing sentence is not intended to restrict, modify or abrogate any remedy available to a Company under another provision of the Agreement for a breach of Schedule C by BNYM other than the termination remedy.

6.5          Assignment.  Company may not, and shall not under any circumstances, assign, sublicense or otherwise transfer any Licensed Rights or any part thereof or any obligation under this Schedule C, and any such assignment or transfer or attempted assignment or transfer shall be void.

6.6          Return of Proprietary Items.  Upon a termination of this Agreement or a termination of the license to use the Licensed System or a license to use a particular Component System, or at the end of a Continuation Period (as defined in Section 6.15), as applicable, Company shall immediately cease attempts to access and use the relevant Component Systems and related Proprietary Items, and Company shall promptly return to BNYM all copies of the relevant Documentation and any other related Proprietary Items then in Company’s possession. Company shall remain liable for any payments due to BNYM with respect to the period ending on the date of termination or any Continuation Period, as applicable, and any charges arising due to the termination.

6.7          Conflicts.  Applicable terms of the Main Agreement shall apply to this Schedule C but any conflict between a term of the Main Agreement and this Schedule C shall be resolved to the fullest extent possible in favor of the term in this Schedule C.

6.8          Exclusivity.  Company shall solely and exclusively use the Licensed System to perform the computing functions and services made available to the Company by the Licensed System.  For clarification: this means the Company will not use any system, subsystem, component or functionality of another service provider to perform functions or services similar to those provided by the Licensed System.

6.9          Term.  The term of this Schedule C shall be the same as the term in effect for the Main Agreement, including with respect to any renewal terms.  Additionally, with respect to each Component System to which the Company is given access and use, the term applicable to BNYM’s obligation to furnish the Component System and the Company’s obligation to pay the fees and charges applicable to the Component

System (“Component System Obligations”) shall be the same as the term applicable to the Core Services, including with respect to any renewal term.  For clarification:  this Schedule C and the Component System Obligations may be terminated only in connection with a termination of the Main Agreement in accordance with the termination provisions set forth in the Main Agreement, except where this Schedule specifically sets forth an additional termination right.

6.10        Confidentiality.  Company agrees to maintain the confidentiality of and protect the Proprietary Items and to prevent access and use not permitted hereunder with at least the same degree of care that it utilizes with respect to its own proprietary and nonpublic material, including without limitation agreeing:

(i)                                     not to disclose to or otherwise permit any person access to, in any manner, the Proprietary Items, or any part thereof in any form whatsoever, except that such disclosure or access shall be permitted to an employee of Company in the course of his or her employment and who is bound to maintain the confidentiality thereof;

(ii)                                  not to use the Proprietary Items for any purpose other than in connection with the Company’s exercise of the Licensed Rights, without the consent of BNYM; and

(iii)                               to promptly report to BNYM any facts, circumstances or events that are reasonably likely to constitute or result in a breach of this Section 6.10 or a breach of Section 4 of the Main Agreement with respect to the Proprietary Items, and take all reasonable steps requested by BNYM to prevent, control, remediate or remedy any such facts, circumstances or events or any future occurrence of such facts, circumstances or events.

6.11        Provisions Applicable Solely to IAM.  In connection with any permitted access and use of IAM, the Company agrees, at its expense, to;

(a)           Provide, or retain other persons to provide, all computers, telecommunications equipment, encryption technology and other materials, services, equipment and software reasonably necessary to develop and maintain a Company Web Application as contemplated by IAM Documentation, including the functionality necessary to maintain the hypertext links to IAM (“Company IAM Site”);

(b)           Promptly provide BNYM written notice of changes in Fund policies or procedures requiring changes to the IAM settings or parameters or services (“Parameter Changes”); provided, however, this provision shall be interpreted to require BNYM to modify only adjustable settings and parameters already provided for in IAM in response to a Parameter Change and not to require BNYM to effect any Upgrade;

(c)           Work with BNYM to develop Internet marketing materials for Permitted Users and forward a copy of appropriate marketing materials to BNYM;

(d)           Promptly revise and update applicable prospectuses and other pertinent materials, such as user agreements, to include the appropriate consents, notices and disclosures, including disclaimers and information reasonably requested by BNYM;

(e)           With respect to the Company IAM Site, maintain all on-screen disclaimers and copyright, trademark and service mark notifications, if any, provided by BNYM in writing from time to time, and all “point and click” features relating to acknowledgment and acceptance of such disclaimers and notifications; and

(f)            Design and develop the Company IAM Site functionality necessary to facilitate, implement and maintain the hypertext links to IAM and the various inquiry and transaction web pages and otherwise make the Company IAM Site available to Permitted Users.

6.12        Termination and Suspension by BNYM.

(a)           In the event of a material breach of this Schedule C by Company, BNYM may terminate the Licensed Rights in their entirety and all access to and use of the Licensed System by complying with the notice and cure period provisions in the Main Agreement applicable to a material breach of the Agreement.

(b)           In the event BNYM reasonably believes in good faith that any activity of the Company or a Permitted User constitutes a breach of a provision of this Schedule C governing access to or use of the BNYM System or presents a threat to the integrity or security of the BNYM System or the information contained within it (a “Use Infraction”), BNYM may without incurring any liability hereunder, temporarily suspend access to and use of the Licensed System or a Component System solely for the amount of time necessary for the investigation and resolution of the issues, and shall notify the Company as soon as practicable under the circumstances of such action and the conduct believed to be a Use Infraction.   BNYM shall exercise this right with diligence to minimize the impact of any such suspension. The parties agree to promptly cooperate in good faith to address such issues. The Company shall indemnify BNYM for any Loss, and to the extent applicable defend BNYM against Loss, resulting from or arising out of or in connection with a Use Infraction.

6.13        Equitable Relief.  Company agrees that BNYM would not have an adequate remedy at law in the event of a breach or threatened breach of a Use Provision by the Company and that BNYM would suffer irreparable injury and damage as a result of any such breach.  Accordingly, in the event Company breaches or threatens to breach a Use Provision, in addition to and not in lieu of any legal or other remedies BNYM may pursue hereunder or under applicable law, Company hereby consents to the granting of equitable relief (including the issuance of a temporary restraining order, preliminary injunction or permanent injunction) against it by a court of competent jurisdiction, without the necessity of proving actual damages or posting any bond or other security therefor, prohibiting any such breach or threatened breach.  In any proceeding upon a motion for such equitable relief, BNYM’s ability to answer in damages shall not be interposed as a defense to the granting of such equitable relief.

6.14        Survival. Sections 2.1(b), 2.12, 4.1, 4.2, 4.3, 6.10, provisions which by their nature are applicable after an agreement termination, provisions expressly stated to survive termination and any provisions appropriate to interpret such provisions or to determine the rights or obligations of the parties surviving termination of the Agreement by law, shall survive any termination of the Main Agreement, this Schedule C or the Licensed Rights.

6.15        Provisions Applicable Solely to the 22c-2 System.  In connection with any permitted access and use of the 22c-2 System, the Company agrees as follows:

(a)           Definitions.  The following terms have the following meanings solely for purposes of this Section 6.15:

“Commercially Reasonable Efforts” means efforts that are reasonable under the circumstances for a well managed company in the securities processing industry.

“Company 22c-2 Data” means, collectively, the Fund Data, the Shareholder Data and the Supplemental Data.

“Company Database” means the database maintained within the 22c-2 System by and for Company containing the Company 22c-2 Data.

“Financial Intermediary” means a financial intermediary as that term is defined in Rule 22c-2.

“Front End Data” means the transaction data relating to the Funds and the accounts of Shareholders of the Funds (i) specified by applicable Documentation for use within the 22c-2 System to yield reports intended to assist the Company in determining the Financial Intermediaries from which additional transactional details could be requested for purposes of compliance with SEC Rule 22c-2, and (ii) which has been selected by the Company and transmitted to the Company Database.

“Fund Data” means, collectively, the Front End Data and the Fund Settings.

“Fund Settings” means the Fund preferences, parameters, rules and settings inputted into the Company Database and 22c-2 System by Company to administer a Fund’s Rule 22c-2 policies.

“Rule 22c-2” means Rule 22c-2 of the SEC promulgated under the 1940 Act.

“Shareholder” means a shareholder, as that term is defined in Rule 22c-2, of any of the Funds.

“Shareholder Data” means the transaction data with respect to Shareholders in a Fund requested by Company that a Financial Intermediary, for access and use by Company in the 22c-2 System, (i) delivers to BNYM by a Designated Method, or (ii) delivers to Company and is inputted into the Company Database by Company.

“SRO” means any self-regulatory organization, including national securities exchanges and national securities associations.

“Supplemental Data” means any data or information, other than the Shareholder Data and Fund Data, inputted into the Company Database by Company, or provided to BNYM and inputted into the Company Database by BNYM as an additional service, that Company has reasonably determined is necessary in the operation of the 22c-2 System for purposes of compliance with Rule 22c-2.

(b)           Availability.  BNYM shall make the 22c-2 System available to Company from 8:00 a.m. to 6:00 p.m., Eastern Time, during days the New York Stock Exchange is open for trading, except for periods therein in which BNYM suspends access for maintenance, backup, updates, upgrades, modifications required due to changes in applicable law, or other commercially reasonable purposes as reasonably determined by BNYM.  BNYM will use Commercially Reasonable Efforts to limit any periods of nonavailability due to the foregoing activities.

(c)           Third Party Provisions.  Company’s use of the 22c-2 System shall be subject to the terms and conditions contained in BNYM’s agreements with Third Party Providers that BNYM is required by such agreements to apply to users of the software or services of the particular Third Party Provider to the extent notified of such terms and conditions by BNYM.

(d)           BNYM Modifications.  Company hereby accepts all such modifications, revisions and updates, including changes in programming languages, rules of operation and screen or report format, as and when they are implemented by BNYM, and agrees to take no action intended to have or having the effect of canceling, reversing, nullifying or modifying in any fashion the operation or results of such modifications, revisions and updates. BNYM will make Commercially Reasonable Efforts to give Company advance written notice before any such modifications, revisions or updates to the 22c-2 System go into effect.

(e)           Shareholder Data.

(1)           Company acknowledges that Financial Intermediaries, not BNYM, provide the Shareholder Data, that Company’s access to the Shareholder Data through use of the 22c-2 System is dependent upon delivery of the Shareholder Data by the Financial Intermediaries, and that BNYM is not responsible or liable in any manner for any act or omission by a Financial Intermediary with respect to the delivery of Shareholder Data. Company also acknowledges that Financial Intermediaries may deliver Shareholder Data which modifies Shareholder Data previously delivered or may refuse to provide Shareholder Data and that BNYM is not responsible or liable in any manner for any such modification of Shareholder Data or any such refusal to deliver Shareholder Data.

(2)           Company has sole responsibility for authorizing and directing a Financial Intermediary to deliver Shareholder Data that Company may require for purposes of Rule 22c-2.  BNYM shall be obligated to receive and input into the Company Database only that Shareholder Data which has been delivered by a Financial Intermediary through the facilities maintained for such purpose by the NSCC or through the internal communications links provided in the 22c-2 System (“Designated Methods”). Company shall be solely responsible for inputting into the Company Database and the 22c-2 System any Shareholder Data delivered by a method other than a Designated Method.

(f)            Company 22c-2 Data.  As between Company and BNYM, Company alone shall be responsible for obtaining all Fund Data, Shareholder Data and Supplemental Data that Company determines is required in connection with its use of the 22c-2 System. As between Company and BNYM, Company is also exclusively responsible for (i) the accuracy and adequacy of all Company 22c-2 Data; (ii) the review for accuracy and adequacy of all output of the 22c-2 System before reliance or use (provided the 22c-2 System is operating in accordance with the Documentation); and (iii) the establishment and maintenance of appropriate control procedures and back up procedures to reduce any loss of information, interruption or delay in processing Company 22c-2 Data after received by Company. Company shall comply with all applicable laws and obtain all necessary consents from any person, including Financial Intermediaries, regarding the collection, use and distribution to BNYM of Company 22c-2 Data as contemplated herein and of any other information or data regarding Company and the Funds that Company provides or causes to be provided for the purposes set forth herein.

(g)           Communications Configuration.  Company shall be responsible, at its expense, for procuring and maintaining the communications equipment, lines and related hardware and software reasonably specified by BNYM to comprise the communications configuration required for Company to use the 22c-2 System and any Updates and General Upgrades to the communications configuration.

(h)           Front End Data.  As between Company and BNYM, Company shall be solely responsible for selecting Front End Data, identifying it to BNYM and directing BNYM to transmit the identified Front End Data from the BNYM transfer agent system to the Company 22c-2 Database in the 22c-2 System.  Company hereby authorizes BNYM to transmit Front End Data to the 22c-2 System without further action on anyone’s part upon receiving a communication from Company identifying Front End Data for transmission to the 22c-2 System.

(i)            Restricted Use of Company 22c-2 Data.  The Company 22c-2 Data constitutes “Confidential Information” for all purposes of Section 4 and other applicable provisions of the Main Agreement. As between the Company and BNYM, title to all Company 22c-2 Data and all related intellectual property and other ownership rights shall remain exclusively with Company. Company authorizes BNYM to maintain and use Company 22c-2 Data solely in the manner contemplated by applicable Documentation and this Agreement and to aggregate Company 22c-2 Data in the Company Database with data of other users of the 22c-2 System to analyze and enhance the effectiveness of the 22c-2 System and to create broad-based statistical analyses and reports for users and potential users of the 22c-2 System and industry forums.

(j)            Application of Results.  Except to the extent that the results are inaccurate due to BNYM’s gross negligence, willful misconduct or bad faith, neither BNYM nor any Third Party Provider shall have liability for any loss or damage resulting from any application of the results, or from any unintended or unforeseen results, obtained from the use of the 22c-2 System or any related service provided by BNYM.

(k)           Exclusion for Unauthorized Actions.  Neither BNYM nor any Third Party Provider shall have any liability with respect to any performance problem, warranty, claim of infringement or other matter to the extent attributable to any unauthorized or improper use, alteration, addition or modification of the 22c-2 System by Company, any combination of the 22c-2 System with software not specified by applicable Documentation and any other use of the 22c-2 System in a manner inconsistent with this Agreement or applicable Documentation.

(l)            Disclaimer.  BNYM DOES NOT WARRANT THAT USE OF THE 22C-2 SYSTEM BY COMPANY GUARANTEES COMPLIANCE WITH RULE 22C-2 OR ANY OTHER FEDERAL, STATE, LOCAL OR SRO LAW OR REGULATION. BNYM DOES NOT ASSUME ANY RESPONSIBILITY FOR ANY ASPECT OF LEGAL AND REGULATORY COMPLIANCE BY OR ON BEHALF OF COMPANY, NOR SHALL COMPANY REPRESENT OTHERWISE TO ANY PERSON. COMPANY’S USE OF THE 22C-2 SYSTEM AND ANY OTHER SERVICES PROVIDED UNDER THIS AGREEMENT SHALL NOT BE DEEMED LEGAL ADVICE.

(m)          Hardware Disclaimer.  Under no circumstance shall BNYM or a Third Party Provider be liable to Company or any other Person for any loss of profits, loss of use, or for any damage suffered or costs and expenses incurred by Company or any Person, of any nature or from any cause whatsoever, whether direct, special, incidental or consequential, arising out of or related to computer hardware.

(n)           Termination by BNYM.  BNYM may immediately terminate Company’s license to use and Company’s access to and use of the 22c-2 System upon the occurrence of any of the following events:

(a)           Company engages in conduct which infringes or exceeds the scope of the license granted to Company by Section 2.1 of this Schedule C and does not cure the breach within ten (10) business days after receiving written notice from BNYM; or

(b)           A Third Party Provider terminates any relevant agreement the Third Party Provider has with BNYM that is necessary in order for BNYM to be able to license (or continue to license) the 22c-2 System to Company. BNYM agrees to provide Company with as much notice of such termination as BNYM receives from the Third Party Provider.

(o)           Continuation Period.  In the event the Agreement is terminated and in connection with such a termination the parties agree that Company will continue to have access to and use of the 22c-2 System, then the terms of this Agreement shall apply during any such continuation period.  The term of any such continuation period shall be day to day and the continuation period may be terminated immediately by either party at any time by written notice notwithstanding the contents of any notice or other communication the parties may exchange, unless both parties agree in writing to such contents.  A continuation period as described in this subsection (o) is referred to herein as a “Continuation Period”.

(p)           Effect of Termination.  Following a termination of the Agreement or at the end of a Continuation Period, as applicable, BNYM will (i) dispose of all Company 22c-2 Data in accordance with its applicable backup and data destruction policies, and (ii) use good faith efforts to make electronic copies of Company 22c-2 Data in existing report formats of the 22c-2 System to the extent reasonably requested by Company no less than thirty (30) days in advance of the termination of the Agreement.

(q)           This Agreement shall benefit and be enforceable by Third Party Providers of the 22c-2 System.

6.16        Internet and Mobile Applications.

(a)           Each party acknowledges that the Internet is an unsecured, unstable, unregulated, unorganized and unreliable network, and that to the extent the ability of the other party to provide or perform services or duties hereunder is dependent upon the Internet and equipment, software, systems, data and services provided by various telecommunications carriers, equipment manufacturers, firewall providers, encryption system developers and other vendors and third parties, each party agrees that the other shall not be liable in any respect for the functions or malfunctions of the Internet.

(b)           In connection with the use of any device by the Company or a Permitted User which utilizes a wireless connection, whether to a router or other computer equipment or to a wireless telecommunications network or system, in whole or in part to access the BYNM System directly or through the Internet, BNYM shall not be responsible in any respect for the functions or malfunctions of such telecommunications network or system or wireless connection or for the loss of personal information or Security Codes or for events of identity theft occurring through such telecommunications network or system or wireless connection.

6.17.       Requirement For Written Consent or Written Release.  No failure to act, no omission, no failure to respond, object or deny consent, and no other instance of an absence of action or communication (collectively, “Forbearance”) shall be construed as a consent or waiver (implied, constructive, deemed or otherwise) under this Schedule C.  Any conduct (as defined in the Main Agreement) not expressly permitted by this Schedule C, notwithstanding any number of occurrences of the conduct, any number of requests to engage in the conduct, any failures of BNYM to discover the conduct and any number of related Forbearances, shall be prohibited in the absence of a written consent to the conduct or a written waiver of a relevant prohibition or restriction.

[Remainder of Page Intentionally Blank]

EXHIBIT 1 TO SCHEDULE C

AdvisorCentral                          A portal for trusts, financial advisors, broker/dealers and other financial intermediaries to view mutual fund and client account data on the transfer agent mainframe via the Internet if permitted access by Company and for Company back offices to view the same data.

ACE                                  (Automated Control Environment) - Windows database and reporting capability which automates accounting functions for mutual fund settlement, gain/loss tracking, dividend/capital gains settlement and tax withholding tracking.

AHD                                (Automated Help Desk) - a Web based help desk application used to log and track transactional issues.

AOS                                   AOS (Advanced Output Solutions) Digital Reports - Provides access to and the ability to print certain print/mail output generated by the Document Solutions system in connection with services provided to customers of clients, such as customer statements, customer confirmations and customer tax forms.

CMS*                         (Customer Management Suite) - the combination of functionalities, systems and subsystems which together provide the following capabilities: workflow management, electronic document processing, integrated Web-based front-end processing, customer relationship management and automated servicing of brokers and investors. The principal subsystems are Correspondence, Customer Relationship Manager (automates call center activities), Image and Operational Desktop and includes E-Forms.

COLD                         (Computer Output to Laser Disk) - document management system that provides for the laser disc storage in a PC/server environment of certain data and documents generated on a mainframe and quick retrieval.

DAZL                          (Data Access Zip Link) - application which extracts broker/dealer data at the representative level, branch level and broker/dealer level and third party administrator data from the transfer agent mainframe and transmits it to Company designated end users for viewing.

DRAS                          (Data Repository and Analytics Suite) - a relational data base for management reporting which consists of the Company’s entire customer information base as copied nightly from the transfer agent mainframe and includes an integrated reporting tool.

FeeMan               (Fee Manager) - application that facilitates the management, processing and payment of amounts owed by Funds to financial intermediaries as distribution expenses through: mapping and automatic loading of invoices, comparison of current invoice to past invoices and available subaccounting and transfer agency records, accrual and payment of fund-designated fees without invoices, export of approved payments to third party fulfillment or DTCC settlement system or automated payment from Fund transfer agency accounts, allocation of payments to specific funding sources, modeling of fees and comparison of model to historical data, historical fee analytic capability, invoice analytics that detect invoice variance trends; analytic reports.

FPT                                      (Fund Pricing Transmission) (formerly known as PRAT) - application that receives fund price and rate information from fund accounting agents on a nightly basis, edits and performs quality control checks on the information, then uploads the prices and rates to the mainframe recordkeeping system, allows the user the ability to view, enter, upload, download, and print price/rate information.

FSR                                     (Full Service Retail) - principal transfer agent mainframe system which performs comprehensive processing and shareholder recordkeeping functions, including: transaction processing (purchases, redemptions, exchanges, transfers, adjustments, and cancellations), distribution processing (dividends and capital gains), commission processing and shareholder event processing (automatic investment plans, systematic withdrawal plans, systematic exchanges); creating and transmitting standard and custom data feeds to support printed output (statements, confirmations, checks), sales and tax reporting.  FSR interfaces and exchanges data with various surround systems and subsystems and includes a functionality providing for direct online access. Also includes a functionality that temporarily stores systems-generated reports electronically before being transferred to COLD.

IAM                                 (Internet Account Management, also known as NextGen) - application permitting account owners via the Internet to view account information and effect certain transactions and account maintenance changes and includes administrator site.

NSCC*                   (National Securities Clearing Corporation) - application allowing web-based utility at user’s desktop to support processing linked to NSCC activity, including networking, Fund/SERV, DCC&S, Commission/SERV, mutual fund profile, and transfer of retirement assets, and includes NEWS (NSCC Exception Workflow Processing) which provides for the inputting of reject and exception information to the NSCC system.

OOM                                  (Online Output Management) - functionality permitting user to view within the Document Solutions processing system (performs print mail and tax form production and fulfillment services) the location of a specific output, such as a confirmation or statement, in the Document Solutions work flow.

OmniAccess                             Platform providing access to and use of 12b-1 omnibus data across fund complexes and their broker-dealer distributors that automates 12b-1 invoice administration and reconciliation processes. Includes capability to view, store, query and research historical 12b-1 data online, sort and export data in CSV and Excel file formats, access 12b-1 processing parameters and rules, compare past and current payments, and research and query data. Access to broker-dealer omnibus data requires the approval of the broker-dealer in dealer agreements or other written format.

RECON     (Reconciliation) - application automating bank DDA (Demand Deposit Account) reconciliation.

TRS                                    (Tax Reporting Service) - functionality performing all applicable federal and state tax reporting (tax form processing and corrections), tax-related information reporting, and compliance mailings (including W-9, W-8, RMD, B-Notice, and C-Notice).

22c-2 System                      The data warehousing, analytic and administrative applications together with the related software, interfaces, functionalities, databases and other components provided by BNYM to assist fund sponsors and their principal underwriters in satisfying requirements imposed by Rule 22c-2.

*                                         For clarification:  Company or a Permitted User may be given access to and use of one or more separable components of this rather than the entire system and a license granted by this Schedule C to use separable components is limited to the functionalities of the separable components even if certain of functionalities of the separable components may include integration points with functionalities of the non-licensed components.

[End to Exhibit 1 to Schedule C]

[End to Schedule C]

Schedule D

Authorized Persons (All Funds)

Each of the following individuals is an “Authorized Person” of the “Fund”, as those terms are defined and used in the Transfer Agency And Shareholder Services Agreement, dated as of January 1, 2015, by and among BNY Mellon Investment Servicing (US) Inc. and each of Touchstone Strategic Trust, Touchstone Tax-Free Trust, Touchstone Investment Trust, Touchstone Institutional Funds Trust, Touchstone Variable Series Trust and Touchstone Funds Group Trust (each an “Investment Company”) and Portfolios of the Investment Companies listed on Schedule B to such agreement.

Name:	Jill T. McGruder

Name:	Steve Graziano

Name:	Terrie Wiedenheft

Name:	Tim Stearns

Name:	Tim Paulin

Name:	Terri Lucas

Name:	Mike Lind

Name:

Terms not specifically defined in this Schedule E shall have the meaning ascribed elsewhere in the Agreement.

BNYM may at all times rely on the most recently dated Schedule E.   For clarification: this means that BNYM will at all times and under all circumstances rely on and use a properly completed Schedule E until it is replaced by a properly completed Schedule E bearing a later date.  A Schedule E will take effect on the date signed by BNYM.

For clarification: BNYM is not obligated to verify signatures nor issue nor require any security IDs, passwords or other security codes in connection with its interaction with Authorized Persons in such capacity.

On Behalf of each Investment Company and		Acknowledged and accepted:
each Portfolio of an Investment Company listed
on Schedule B to the Agreement, each in its		BNY Mellon Investment Servicing (US) Inc.
individual and separate capacity:

By:	/s/Terrie Wiedenheft	By:	/s/ Robert Mathisen

Name:	Terrie Wiedenheft	Name:	Robert Mathisen

Title:	Treasurer and Controller	Title:	Managing Director

Date:	12/29/14	Date:	12/29/14

Exhibit 99.(h)(7)(ii)

Schedule A

Dated May 1, 2015
To The
Expense Limitation Agreement
Dated July 29, 2013
Between
Touchstone Strategic Trust and Touchstone Advisors, Inc.

FYE 3/31	Class	Expense Limit	Termination Date
Touchstone Flexible Income Fund	A	1.09%	July 30, 2015
	C	1.84%	July 30, 2015
	Y	0.84%	July 30, 2015
	Institutional	0.74%	July 30, 2015
Touchstone Focused Fund	A	1.20%	July 30, 2015
	C	1.95%	July 30, 2015
	Y	0.95%	July 30, 2015
	Institutional	0.80%	July 30, 2015
Touchstone Growth Opportunities Fund	A	1.24%	July 30, 2015
	C	1.99%	July 30, 2015
	Y	0.99%	July 30, 2015
	Institutional	0.89%	July 30, 2015
Touchstone International Value Fund	A	1.39%	July 30, 2015
	C	2.14%	July 30, 2015
	Y	1.14%	July 30, 2015
	Institutional	0.99%	July 30, 2015
Touchstone Large Cap Growth Fund	A	1.24%	July 30, 2016
	B	1.99%	July 30, 2016
	C	1.99%	July 30, 2016
	Y	0.99%	July 30, 2016
	Institutional	0.89%	July 30, 2016
Touchstone Mid Cap Growth Fund	A	1.39%	July 30, 2015
	B	2.14%	July 30, 2015
	C	2.14%	July 30, 2015
	Y	1.14%	July 30, 2015
	Institutional	0.99%	July 30, 2015
Touchstone Sands Capital Emerging Markets Growth Fund	Y	1.49%	July 30, 2015
	Institutional	1.39%	July 30, 2015
Touchstone Small Cap Growth Fund	A	1.44%	July 30, 2015
	C	2.19%	July 30, 2015
	Y	1.19%	July 30, 2015
	Institutional	1.04%	July 30, 2015

This Schedule A to the Expense Limitation Agreement is hereby executed as of the date first set forth above.

TOUCHSTONE STRATEGIC TRUST

By:	/s/ Terrie A. Wiedenheft

TOUCHSTONE ADVISORS, INC.

By:	/s/ Terrie A. Wiedenheft

By:	/s/ Steven M. Graziano

Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information and to the incorporation by reference of our report dated May 23, 2014 on the financial statements and financial highlights of Touchstone Large Cap Growth Fund, one of the funds constituting the Touchstone Strategic Trust, included in the Annual Report to Shareholders for the fiscal year ended March 31, 2014, in Post-Effective Amendment Number 114 to the Registration Statement under the Securities Act of 1933 (Form N-1A, No. 002-80859), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio
March 5, 2015

Exhibit 99.(p)(14)

ROCKEFELLER & CO., INC.

CODE OF ETHICS

General

The Code of Ethics (the “Code”) of Rockefeller & Co., Inc. (“R&Co.”) is intended to fulfill the firm’s obligations under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and Rule 17j-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) with respect to registered investment companies advised by R&Co. (“Affiliated Mutual Funds”), to set forth standards of conduct and to require compliance with the federal securities laws(1).  As a registered investment adviser, the firm owes a duty of loyalty to each of its clients, which requires that the firm serve the best interests of its clients at all times.  This Code is supplemented by a number of other published directives, including the Policy on Business Conduct and Employee Handbook of R&Co.’s parent, Rockefeller Financial Services, Inc. (the “Parent Company”).  Topics covered elsewhere include outside officerships or directorships, gifts policy, political contributions, confidentiality and privacy, and prohibition of insider trading.  R&Co. must provide a copy of the Code to any client or prospective client upon request.

R&Co.’s Compliance Officer, Chief Compliance Officer and the Compliance Committee are responsible for the administration and enforcement of this Code.  If a person subject to this Code is in doubt as to whether a proposed action or securities transaction is proper, the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee should be consulted.  When legally and ethically permissible, the Compliance Committee may approve exceptions to the strict limitations described in this Code.

This Code of Ethics applies to the following persons (“Supervised Persons”):

(1)                                 Directors and officers of R&Co. (or other persons occupying a similar status or performing similar functions);

(2)                                 Employees of R&Co., Rockit Solutions, LLC (“Rockit”), Rockefeller Trust Company, N.A. and The Rockefeller Trust Company (Delaware); and

(3)                                 Any other person subject to R&Co.’s supervision and control who the Compliance Officer determines to be subject to the Code.

(1)   “Federal securities laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act, the Investment Advisers Act, Title V of the Gramm-Leach Bliley Act, any rules adopted by the Securities and Exchange Commission under any of these statutes, the Bank Secrecy Act as it applies to funds and investment advisers, and any rules adopted by the Securities and Exchange Commission or the Department of the Treasury.

Adopted January 1, 1994

Amended November 24, 2014

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Standards of Conduct

It is R&Co.’s policy to maintain the highest standards of service for its clients.  As a fiduciary, the firm has a duty to act honestly, in good faith and in clients’ best interests, and to exercise the degree of care, diligence and skill that a reasonably prudent manager would exercise in the circumstances.  This standard of care extends to the services provided by all Supervised Persons in each facet of R&Co.’s business operations.

R&Co. will not tolerate illegal or improper actions undertaken either for personal benefit or in a misguided effort to achieve gains on behalf of the firm or its clients.  Violations of this Code may result in disciplinary action, including dismissal.  Violations of legal prohibitions on insider trading may result in permanent bars from employment in the securities industry, imprisonment, civil penalties, criminal fines and third-party lawsuits.

Compliance with Laws and Regulations

Supervised Persons must comply with applicable federal securities laws.  Each Supervised Person has a duty to know, understand and comply with all relevant legal, regulatory and ethical requirements applicable to his or her duties and responsibilities.  Any Supervised Person who is uncertain about these requirements should contact the Compliance Officer or Chief Compliance Officer for guidance.

Conflicts of Interest; Outside Business Activities

As a fiduciary, R&Co. has an affirmative duty of care, loyalty, honesty and good faith to act in the best interests of its clients.  Compliance with this duty can be achieved by seeking to avoid conflicts of interest and by fully disclosing to the Compliance Officer, Chief Compliance Officer or Company Counsel all material facts concerning any conflict that does arise with respect to any client.  R&Co. employees may not engage in outside business activities, such as compensated outside employment or serving as a director of another firm, without first obtaining approval from the Human Resources and Legal Departments.  Please refer to the Policy on Business Conduct and the Employee Handbook for additional information.

Independent Directors of the Parent Company

Individuals who serve solely as Independent Directors of the Parent Company (and not also as Board members of R&Co.) are not deemed to be “Access Persons” (as defined below) and are not subject to any preclearance or personal securities transaction reporting requirements under the Code unless such Independent Director knew or, in the ordinary course of fulfilling his or her official duties as an Independent Director, should have known that during the 10-day period immediately preceding or after the date of the transaction in a reportable security by the Independent Director such reportable security is or was purchased or sold by R&Co. on behalf of a managed client account or R&Co. considered purchasing or selling such reportable security for a managed client account.

To ensure that Independent Directors of the Parent Company do not have access to client portfolio holdings or R&Co. investment recommendations, the following information barriers and procedures have been implemented:

(1)         R&Co. investment recommendations relating to individual portfolio holdings shall not be shared with the Independent Directors of the Parent Company.  To the extent there is any discussion of portfolio holdings held or investment recommendations being considered for any client account managed by R&Co. at any joint meeting of the Parent Company and R&Co. Boards of Directors, the Independent Directors of the Parent Company shall recuse themselves and depart the meeting prior to any such discussion.  For the avoidance of doubt, the preceding restriction would not limit the ability of the Independent Directors of the Parent Company to discuss macroeconomic issues, product development and new product launches, fund performance or other matters not involving investment recommendations.

(2)         Independent Directors of the Parent Company shall complete a certification on an annual basis that they have not had access to R&Co. investment recommendations or client portfolio holdings, except to

2

the extent that such information is public, or provided to them as an investor in a fund managed by R&Co., or as a client.

Personal Securities Transactions

Certain Supervised Persons designated by the Compliance Officer as “Access Persons” must report their personal securities transactions and holdings, and are subject to other personal trading restrictions.  All Access Persons are deemed to be Access Persons for purposes of the Advisers Act and Rule 17j-1 under the Investment Company Act.

An Access Person is a Supervised Person who has access to nonpublic information regarding clients’ purchases or sales of securities (other than as clients or representatives of clients), who is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic(2).  The Compliance Officer or Chief Compliance Officer shall identify all Access Persons who are required to make these reports and inform those Access Persons of their reporting obligations. Most Directors of R&Co. are excluded from this definition of Access Persons, but must nevertheless report their personal securities transactions to the Compliance Officer on a quarterly basis.

Access Persons may not, in connection with the purchase, sale or gift, directly or indirectly, of a security held or to be acquired by a client:

(1)                                 Defraud such client in any manner;

(2)                                 Mislead such client, including by making a statement that omits material facts;

(3)                                 Engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon such client;

(4)                                 Engage in any manipulative practice with respect to such client; or

(5)                                 Engage in any manipulative practice with respect to securities, including price manipulation.

The specific provisions and procedures relating to personal trading by Access Persons are set forth in Schedule A.

Certification of Compliance and Training

R&Co. will provide Supervised Persons with a copy of the Code and any amendments or supplements thereto.  Each Supervised Person must submit to the Compliance Officer at least annually a written acknowledgement of receipt of the Code and any such amendments and supplements.  Completion and submission of the acknowledgment form accompanying the annual distribution of the firm’s compliance policies and procedures satisfies this requirement.

Reporting of Code Violations

Any violations or suspected violations of the Code must be promptly reported to the Compliance Officer or the Chief Compliance Officer.  Examples include:  (i) noncompliance with applicable laws, rules and regulations; (ii) fraud or illegal acts involving any aspect of R&Co.’s business; and (iii) material misstatements in regulatory filings, internal books and records, client records or reports.  Such reporting should be made confidentially, in person, by telephone or in writing and may be completely anonymous pursuant to R&Co.’s Whistleblower Policy.

(2)  Interns, temporary employees and/or contractors may, depending on the nature of their assignments and access levels, be designated by the Compliance Officer as Access Persons subject to the Code.

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Sanctions

In connection with any violation of the Code, the Compliance Committee may impose such sanctions as it deems appropriate, including, but not limited to, fines, warning letters and disgorgement of profits.  Violations which are intentional or which are of a more serious nature could result in other disciplinary action, including termination of employment.

Reports to Audit Committee

The Compliance Committee, with input from the Compliance Officer and the Chief Compliance Officer, will periodically report to R&Co.’s Audit Committee on the administration of the Code and any material violations.

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Reports to Affiliated Mutual Funds

On a periodic basis, but not less than annually, the Chief Compliance Officer shall prepare a written report to the chief compliance officer and board of trustees of each Affiliated Mutual Fund setting forth the following:

(1)                                 A description of any material issues arising under the Code which relate to the Affiliated Mutual Fund since the last report to the Affiliated Mutual Fund chief compliance officer and board of trustees including, but not limited to, information about material violations of the Code or underlying procedures and sanctions imposed in response to the material violations;

(2)                                 A certification on behalf of R&Co. that R&Co. has adopted procedures which it believes are reasonably designed to prevent Access Persons from violating the Code; and

(3)                                 A summary of existing procedures concerning personal investing and any changes in procedures made during the past year.

Recordkeeping Requirements

R&Co. will maintain the following records in a readily accessible place:

(1)                                 A copy of each Code that has been in effect at any time during the past six (3) years;

(2)                                 A record of any violation of the Code and any action taken as a result of such violation for six years from the end of the fiscal year in which the violation occurred;

(3)                                 A record of all written acknowledgements of receipt of the Code and amendments for each person who is currently, or within the past six years was, a Supervised Person(4);

(4)                                 Holdings and transactions reports made pursuant to the Code, including any brokerage confirmations and account statements submitted in lieu of these reports within the past six years;

(5)                                 A list of the names of persons who were Access Persons at any time within the past six years;

(6)                                 A record of any approval (as required in Schedule A) of, together with the supporting reasons for such approval, the acquisition of securities by Access Persons in IPOs and limited offerings for at least six years after the end of the fiscal year in which approval was granted.

(7)                                 A copy of each report made to an Affiliated Mutual Fund’s chief compliance officer and board of trustees for at least six years after the end of the fiscal year in which it was made.

Associated R&Co. Policies

Policy on Business Conduct

Code of Ethics Interpretive Memoranda

Insider Trading Policy

Whistleblower Policy

Pay-to-Play Policy

Privacy Policy

SEC Record Retention Policy

Employee Handbook

(3)  In general, under the Advisers Act records must be retained for five years from the end of the fiscal year last used; however, to comply with the record retention requirements of any potential registered mutual fund clients, the record retention period has been extended to six years as required under the Investment Company Act.

(4)  These records must be kept for six years after the individual ceases to be a Supervised Person of the firm

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Schedule A

Access Persons

Constraints on Personal Securities Transactions

Controlled Accounts — Definition

Trading restrictions apply to any non-client account controlled directly or indirectly by an Access Person, and such an account is referred to below as a “Controlled Account.”  For this purpose, the term Controlled Account would include accounts which are directed by an Access Person even though the Access Person either may have no legal authority to trade (such as the account of a relative who often follows the Access Person’s advice) or may have shared legal authority (such as a charity’s finance committee).  The legal right to execute transactions in an account is regarded as “control” whether or not that right is ever exercised.

Outside Investment Accounts

Access Persons are permitted to buy and sell securities in Controlled Accounts through brokerage or investment management firms of their own choosing, provided they disclose any such accounts or arrangements to the Compliance Officer within 10 days of becoming an Access Person and thereafter disclose any new Controlled Accounts within 15 days of the end of the calendar quarter in which the account is established.  It is not presently necessary for Access Persons to arrange for their trade confirmations to be sent to R&Co.

Restricted Trading List

The Trading Desk maintains a “Restricted Trading List”.  (This list may not be the same as the list of securities held in client portfolios that have been restricted from trading in Rockit® Command or any other R&Co. portfolio management system.)  The Restricted Trading List includes securities of issuers which may be the subject of material, nonpublic information (“inside information”) possessed by R&Co.  Any Access Person possessing inside information about a public company should report that fact to the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee.  If the inside information may be attributed to R&Co., the issuer will in most cases be added to the Restricted Trading List.  R&Co. has a separate published policy on insider trading which should be referred to in case of question.

Directors may from time to time possess inside information concerning their employers or other public companies.  The communication of such inside information by any Director to anyone associated with R&Co. is contrary to R&Co. policy and should be avoided.  If at any time inside information is so communicated by a Director, the provisions of the immediately preceding paragraph would apply, and the issuer would be added to the Restricted Trading List.

The Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee may also add other issuers to the Restricted List to the extent deemed appropriate to further R&Co.’s compliance program.

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Preclearance

With the exception of transactions involving Exempt Securities (as defined below) and exchange traded funds, all Access Persons must consult the Trading Desk before executing any securities transactions (including gifts of securities) for a Controlled Account.  In general, any security subject to Code’s preclearance requirements may not be purchased or sold in a Controlled Account while the issuer is on the Restricted Trading List or is otherwise restricted from Access Person personal trading pursuant to the requirements set forth below under “Restrictions Within Controlled Accounts; IPOs and Limited Offerings”, unless prior approval is obtained from the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee.  When an Access Person receives special approval to trade in an issuer that has been restricted, that fact of such special approval shall be noted in the preclearance log.

This preclearance requirement applies to all securities except for Exempt Securities and exchange traded funds, including short or long positions in equities or fixed income securities, rights or warrants, the purchase or exercise of options, Affiliated Mutual Funds, partnership interests (including R&Co. investment vehicles), private placements and derivatives.  A list of Affiliated Mutual Funds is available from the Compliance Officer and will be made available to Access Persons periodically.

The Trading Desk maintains a log of all preclearance inquiries with additional information maintained in the Legal Department with respect to employee investments in R&Co. investment vehicles and participation in the Parent Company’s Stock Incentive Plan. Unless otherwise agreed with the Trading Desk, preclearance is regarded as effective only for a specific trade date which is declared at the time of preclearance and entered in the log.

Members of the Investment and Institutional Sales Departments must also advise the Chief Investment Officer before executing any securities transaction subject to the Code’s preclearance requirements for a Controlled Account.  If the Chief Investment Officer determines that any such personal securities transaction poses a potential conflict with R&Co.’s asset management activities, the Chief Investment Officer may instruct the Trading Desk to deny clearance, prohibit the Access Person from executing the transaction (notwithstanding receipt of clearance from the Trading Desk) or take such other actions as deemed appropriate including, without limitation, reversing the trade and/or disgorging any profits.

Restrictions Within Controlled Accounts; IPOs and Limited Offerings

Absent prior approval from the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee, Access Persons will be restricted from trading in securities subject to the Code’s preclearance requirements for Controlled Accounts when:

(1)                                 The issuer of such security is the subject of an active buying or selling program for clients,

(2)                                 The issuer of such security is the probable subject of an investment recommendation or of a buying or selling program until such time as either (i) an investment recommendation concerning such security is communicated to clients (in which event paragraph 1 above would apply) or (ii) a determination is made that the security is no longer the probable subject of an investment recommendation or of a buying or selling program,

(3)                                 An open order is pending for a client in the same issuer, or

(4)                                 The issuer of such security is included on the Restricted Trading List.

The restrictions set forth in (1) through (3) above do not apply to transactions involving shares of Affiliated Mutual Funds, although the Compliance Committee reserves the right to implement restrictions as may be appropriate in the future.

No security may be purchased or sold in a Controlled Account if the purchase would deprive any R&Co. client of an investment opportunity, after taking into account all other such clients’ investments and investment objectives.  This restriction is likely to have practical significance only when a desirable security is in short supply,

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such as a “new issue”, thinly traded security or a private investment opportunity.  The Compliance Officer, the Chief Compliance Officer, or a member of the Compliance Committee, must specifically preclear any investments by Access Persons in IPOs and in limited offerings (e.g., private placements), provided, however, that preclearance requests from members of the R&Co. Investment Department shall also require the approval of the Chief Investment Officer.  In general, approval may be granted to an Access Person when the IPO or limited offering is not the subject of, or a probable subject of, an active client recommendation and participation does not otherwise raise any significant conflict issues.

No security may be purchased or sold in a Controlled Account if the sale or purchase is effected with a view to making a profit on an anticipated market action of the security as a result of being recommended to any client for purchase or sale.  In addition, preclearance will generally not be granted if, on the day the request is made, a client has a pending transaction in, or on such day has previously transacted in, the securities of the issuer for which preclearance has been requested.  No security may be purchased or sold in a Controlled Account in a transaction with a R&Co. client without prior approval from the Compliance Officer, the Chief Compliance Officer or a member of the Compliance Committee, excepting investments and disinvestments in Affiliated Mutual Funds and R&Co.-managed investment vehicles.

Small Capitalization Stocks

Access Person investments in small capitalization stocks (companies with a market capitalization of less than $2 billion) may involve special considerations due to their market capitalizations and daily trading volumes.  In addition to the general preclearance requirements described above, no Access Person may effect a transaction in any small capitalization stock for a Controlled Account if the security is held in any R&Co. small capitalization investment strategy unless a member of the Small Capitalization Portfolio Management Team determines that the proposed transaction is not likely to have a significant impact on the market price of that security.  The Trading Desk shall coordinate the Small Capitalization Portfolio Management Team’s review of any such preclearance requests by Access Persons.

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Reporting Requirements

Initial and Annual Holding Reports

All Access Persons must submit to the Compliance Officer within 10 days of becoming an Access Person and annually thereafter the following information and reports: (a) a list of the Access Person’s Controlled Accounts and Beneficial Interest Accounts (as such term is defined in the Appendix), including the name and address of the financial institution where the account is held and the account number and (b) a report of all securities (except for Exempt Securities) held in such Access Person’s Controlled Accounts and Beneficial Interest Accounts, including the title of the security, the number of shares, and principal amounts of the holding and the date submitted to the Compliance Officer(5).

Quarterly Transactions Reports

All Access Persons and Directors, excluding the Independent Directors of the Parent Company, must submit a report of their securities transactions (except for transactions involving Exempt Securities) in their Controlled Accounts and Beneficial Interest Accounts, containing the date of the transaction, the title of the security, interest rate and maturity date ( if applicable), the number of shares, the principal amount, the nature of the transaction, the price received, the name of the broker, dealer or bank through which the transaction was effected and the date submitted to the Compliance Officer to the firm within 15 days after the end of each calendar quarter. If a new Control Account or Beneficial Interest Account is established during the quarter, the Access Person will also report within 15 days after the end of the quarter the name of the financial institution that established the account, the date the account was established, and the date the report is submitted to the Compliance Officer.

The Compliance Committee may grant reporting waivers when individual circumstances dictate.

Review and Enforcement

The Compliance Officer, Chief Compliance Officer and the Compliance Committee periodically review holdings and transaction reports submitted by Access Persons.

Each quarter, all trades reported by Access Persons are compared against all client trades.  Trades by Access Persons and clients involving securities of the same issuer which occur within a period of 10 days before or 10 days after each other are flagged and individually reviewed for potential conflicts and compliance by such Access Persons with the Code’s preclearance requirements.  The quarterly transaction reports submitted by Access Persons are also reviewed to detect any potential illegal or improper trading activity, including failure to preclear nonexempt personal securities transactions, trading in securities which appear on the Restricted List and insider trading.  In addition, holdings and transaction reports submitted by Access Persons may be selected for additional quarterly and ad hoc reviews and analysis, including but not limited to comparison against account statements obtained directly by R&Co. from brokerage firms and other financial institutions.

The Compliance Officer coordinates the above reviews and reports on the results of such reviews to the Compliance Committee.  It is important to bear in mind that the negligible market impact of a small trade does not excuse a violation of the Code if the transaction crosses or competes with a client trade.

Exempt Securities — No Preclearance or Reporting Required

Notwithstanding the foregoing, the following investments are not subject to preclearance or other restrictions and need not be included in the annual holdings and quarterly transaction reports:

(1)                                 Direct obligations of the Government of the United States;

(5)  Access Persons must report exchange traded funds in their initial and annual holdings reports and in their quarterly transaction reports even though these securities are not subject to the Code’s preclearance requirements.

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(2)                                 Bankers acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements(6);

(3)                                 Shares issued by money market funds;

(4)                                 Shares issued by open-end U.S. mutual funds (unless affiliated with or managed by R&Co.)(7);

(5)                                 Shares issued by unit investment trusts that are invested exclusively in open-end U.S. mutual funds (unless affiliated with or managed by R&Co.); or

(6)                                 Participation in an automatic investment plan(8).

Confidentiality

All transactions and holdings reports and broker and related account information will be maintained in confidence, except to the extent necessary to implement and enforce the provisions of the Code or to comply with requests for information from regulators, auditors or other legal authorities.  The compliance staff codes all data received before transmitting it for processing by operations personnel.  Access Persons and Directors are only identified to the Compliance Committee and other appropriate persons (which may include, without limitation, the Audit Committee) when a transaction appears to raise an issue under this Code.

(6)    “High quality short-term debt instrument” means any instrument having a maturity at issuance of less than 366 days and which is rated in one of the highest two rating categories by a Nationally Recognized Statistical Rating Organization, or which is unrated, but is of comparable quality.

(7)    Transactions and holdings in shares of closed-end investment companies are reportable regardless of affiliation.

(8)    “Automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation.  An automatic investment plan includes a dividend reinvestment plan.

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Appendix

A “Beneficial Interest Account” is an account containing securities in which the reporting person has the opportunity, directly or indirectly, to profit or share in any profit derived from the account.

A “Beneficial Interest” exists in securities owned directly (including ownership through a nominee) or in securities which are:

(a)                                 held by the reporting person directly or jointly with another person;

(b)                                 held in the name of another person, if by reason of any contract, understanding, relationship, agreement or other arrangement the reporting person obtains benefits substantially equivalent to those of ownership (e.g. the ability to exercise a controlling influence over the application of the income derived from such securities or to meet expenses which the reporting person otherwise would meet from other sources);

(c)                                  held in the name of (i) a spouse or minor children or (ii) any relative, including any relative of the reporting person’s spouse, who shares the same home as the reporting person, absent special circumstances indicating that the reporting person does not obtain benefits substantially equivalent to those of ownership;

(d)                                 held in trust for the benefit of any of the persons described in paragraphs (a), (b) or (c) above;

(e)                                  held in the name of a spouse, minor children, or other person, even though benefits substantially equivalent to ownership are not obtained, if the reporting person can vest or revest title in himself or herself at once or at some future time;

(f)                                   held by any partnership, closely-held corporation, trust or estate, to the extent of the reporting person’s interest therein; or

(g)                                  held by the reporting person as trustee where either such person or members of the reporting person’s immediate family have a vested interest in the income or corpus of the trust, or as a settlor of a revocable trust.

The above examples are not exhaustive of all situations in which a beneficial interest can exist.  If you are uncertain, please contact the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee.

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RENEE M. HARDT ATTORNEY AT LAW +1 (312) 609-7616 rhardt@vedderprice.com	222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES

March 5, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Touchstone Strategic Trust
Post-Effective Amendment No. 114 under the Securities Act of 1933 and Amendment No. 114 under Investment Company Act of 1940
File Nos. 002-80859 and 811-03651

To the Commission:

Touchstone Strategic Trust (the “Trust”) is transmitting electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), the Trust’s Post-Effective Amendment No. 114 to its Registration Statement on Form N-1A (Amendment No. 114 under the 1940 Act), including exhibits.

This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a)(1) under the 1933 Act for the purposes of adding a new Institutional Class to Touchstone Large Cap Growth (the “Fund”); updating the name, principal investment strategies and sub-advisor of the Fund; and making certain other non-material changes.  This Amendment is intended to become effective on May 4, 2015.

Please contact the undersigned at (312) 609-7616 or Linda M. French at (202) 312-3345 if you have any questions.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/lmf

Enclosures